

evergy 2025 Annual Report

Turning Opportunity Into Growth

Evergy, Inc. (NASDAQ: EVRG), through its operating subsidiaries Evergy Kansas Central, Evergy Metro, and Evergy Missouri West, provides clean, safe and reliable energy to 1.7 million customers in Kansas and Missouri.

Contents

David A. Campbell
Chairman and
Chief Executive Officer



We're Turning Opportunity Into Growth by
Working Smart and Being Prepared

Dear fellow shareholders,

In turning our region's unprecedented economic development opportunity into growth, affordability remains at the forefront. Driving affordability is one of our key strategic objectives – along with reliability and sustainability – as we work to empower a better future for our customers, the communities we serve, and all our stakeholders.

With that in mind, the Evergy story in 2025 was one of opportunity and growth for our company and for our region. Our cross-functional, systematic approach to evaluating new large customer requests further matured as we identified a "Tier One" 4-to-6 gigawatt growth opportunity in the context of our broader economic development backlog, which grew to over 15 gigawatts. Previously announced projects, including Panasonic's electric vehicle battery manufacturing plant in Kansas – which the company has described as the largest in the world – and Meta's data center in Missouri, held grand openings and commenced operations.

Perhaps most critically, we proposed new large load power service (LLPS) tariffs in Kansas and Missouri, both of which were approved by our state commissions in November. The LLPS tariffs were specifically designed to ensure that new large customers will pay their fair share, without jeopardizing affordability for our existing customers. In addition, we received approvals to construct three new natural gas plants and three solar farms, consistent with our "all-of-the-above" generation strategy that will allow us to reliably serve our growing customer base.

Operational performance was strong in 2025. Safety is at the core of what we do and our employees achieved a significant reduction in injuries in 2025. In terms of reliability, plant operational availability improved and we delivered the strongest results in Evergy's history for average customer outage duration (SAIDI).

Overall, we demonstrated in 2025 that we can turn opportunity into growth in our region while ensuring that the appropriate policies and frameworks exist for all to prosper. Exciting opportunities, and related challenges, lie ahead as we invest to meet growing energy demand and support economic growth while providing sound operational execution and advancing our strategic objectives of affordability, reliability and sustainability.

Financial Results

Our financial results in 2025 were below the expectations we set out at the beginning of the year, reflecting significant weather headwinds and some industrial demand challenges. Our team effectively managed costs and factors that were more directly within our control, but we were unable to offset the full magnitude of the weather and load impacts in what was otherwise a strong year of operational and regulatory execution. We reported adjusted earnings per share (EPS) of $3.83, below our original midpoint of $4.02. While our 2025 financial results were below expectations, I am proud of our team's response and our shared commitment to accountability and performance.

We increased our dividend by 4 percent to an annual rate of $2.78 per share, and with the comprehensive update to our growth outlook that we provided in February 2026, we adjusted our earnings per share growth target to 6 to 8 percent plus.

Since 2017, Evergy total rates rose 4.9% while regional rates rose on average 18.9% and inflation was 29%

Our Strategic Objectives

Our work to turn opportunity into growth is driven by our strategic objectives to advance affordability, reliability and sustainability.

It starts with our privilege and responsibility to serve and empower a better future for our 1.7 million customers and the communities in which we live and do business. They are the foundation on which our success is built today and in the future, as we mobilize the company to take advantage of historic economic development growth opportunities and advance the prosperity for our region.

Since the merger that created Evergy in 2018, we've advanced affordability with retail rate trajectories in both our Kansas and Missouri service territories well below cumulative inflation and regional peer rate increases, significantly improving our regional rate competitiveness. We achieved this result through effective execution and cost management, and our focus going forward remains on improving productivity and managing costs. Over the long-term, we aim to keep the retail rate trajectory near inflation.

Our affordability progress has directly contributed to economic development wins which will in turn contribute to affordability going forward. We're making sure that new large customers pay their appropriate share through newly approved tariffs in both Kansas and Missouri. Critically, large load customers allow system costs to be spread over a broader base, supporting our residential customers and competitive rates over the long-term.

In 2025, we outperformed targets and achieved significant improvements in safety, reliability and the generation forced outage rate.

When operating a set of companies that – in one form or another – have been in our communities for more than 125 years, sustainability is in our DNA, and we must be forward-thinking in our approach to continue that success. We must be good stewards of the resources we consume, the environment that we impact, and the energy that we produce. About half of our generation comes from non-carbon emitting resources, and since 2005, while growing our business we've reduced total carbon dioxide emissions by 47 percent, sulfur dioxide emissions by 98 percent, and nitrogen oxide emissions by 89 percent.

The Opportunity

Alongside the advantages of a central U.S. location and strong renewables footprint, pro-growth business and tax policies have further established Kansas and Missouri as attractive destinations for advanced manufacturing and data center customers. Looking beyond significant projects to-date – Panasonic, Meta and Google – our economic development pipeline represents more than 15 gigawatts of demand. This compares to Evergy's existing peak load forecast of about 11 gigawatts. While all of this load may not ultimately be addressable, the significant large customer interest demonstrates the vitality of our region.

Our priority focus is a 4-to-6 gigawatt subset of these projects, each at various stages of development, which could drive significant growth into the next decade. Ongoing work with these customers – outlining financial commitments, conducting transmission and generation studies, seeking interconnection approvals – has given us confidence in our ability to serve this Tier 1 pipeline in the coming years. Converting these opportunities into executed electric service agreements would contribute significantly to the prosperity of Kansas and Missouri, providing local benefits including massive new infrastructure investments, a leading-edge regional digital economy, job growth and a significantly expanded tax base.

In short, this would represent transformative growth for Evergy and our communities, and we're taking a proactive approach to capitalizing on the historic opportunity as part of advancing our strategic goals of affordability, reliability and sustainability.

Our All-of-the-Above Generation Strategy

Our all-of-the-above strategy for our generation fleet will allow Evergy to take advantage of best-in-class efficiency of new resources and ensure a balanced generation portfolio for current and future Kansas and Missouri customers. Investments in new generation are critical to ensuring we can affordably and reliably meet our obligation to serve and support growth in our region. Having a balanced energy mix will support affordability in both the short- and long-term.

In 2025, we made substantial progress in our all-of-the-above strategy and received commission authorization to construct three new natural gas plants and three new solar farms; historically, both of these energy sources have been relatively small in our generation portfolio. Natural gas is particularly advantaged now because it's the most cost-effective, efficient, reliable generation that can be dispatched as needed. Solar is a complementary addition to our mix because it's most efficient during times of our highest demand – the hot summer days with soaring temperatures that are common to our region.

We also reached a major milestone in 2025 as Wolf Creek celebrated its 40th anniversary of generating baseload, reliable, non-carbon emitting energy for our customers. Nuclear will continue to play an important role in our portfolio going forward, and we'll continue to evaluate newer technologies as they become more economic and commercially viable.

Working Together – With All Our Stakeholders

Similar to 2024, we had another productive year in 2025 working collaboratively with stakeholders to position Kansas, Missouri and Evergy for success in supporting growth, enabling beneficial infrastructure investment, and supporting customer affordability.

With actions taken over the last two years, Kansas and Missouri are well-positioned to advance economic development. Constructive legislation in the 2024 and 2025 sessions mitigate regulatory lag, enable infrastructure investment in distribution, transmission, and generation, and promote economic prosperity for our customers and communities, while also solidifying our region as a premier destination for advanced manufacturing and data center customers. Of note, the large load tariffs approved by both states are critical in providing certainty to large customers while helping advance our affordability strategic objective by sharing costs appropriately.

Given the nature of our business, our company's prosperity is tied to our region's prosperity. We are heavily involved in our local communities, making significant investments of resources, time and talent in the places where we live and work, and where our employees contribute, volunteer and engage.

Compelling Investment Outlook

Our successes as a company are owed to the dedication, skills and teamwork of our employees – from the tireless efforts of our distribution lineman, transmission and customer service teams in restoration, to the generation employees responsible for keeping our assets online and producing the energy needed by our customers, to our company-wide effort to drive safety performance. So much of what we do involves day-to-day, around-the-clock effort to ensure safe, affordable and reliable electric power that is essential to our customers' everyday lives, and I would like to recognize and applaud our employees for their dedication to service.

Evergy continues to provide a compelling opportunity with an attractive growth pipeline that stands out relative to our current size. We have worked tirelessly to achieve alignment across our Kansas and Missouri stakeholders on policy and regulatory frameworks that support the infrastructure investments needed to attract and serve new customers. We are well on the way to converting that pipeline into growth, which will in turn drive prosperity for our company and the communities we serve.

Thank you for your continued confidence in our company.

David A. Campbell
David A. Campbell
Chairman and Chief Executive Officer

Our Core Strategy

Delivering Affordability, Reliability and Sustainability

Our strategic goals – affordability, reliability and sustainability – form the foundation of all that we do to take advantage of unprecedented economic development growth opportunities, using an all-of-the-above generation portfolio and strategy, and working with all our stakeholders to drive prosperity for our region.



evergy
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Reliability and Strong Operational Performance

Our focus on safe and reliable service includes investments to modernize our transmission and distribution infrastructure to improve reliability for our customers and the resiliency of the electric grid. In 2025, we achieved the strongest results in the company's history for SAIDI, with reductions in both average outage duration and frequency.

These achievements are the result of infrastructure investments combined with the operational excellence of our transmission, distribution and generation groups, and the dedication of the entire Evergy team. Proactively modernizing and improving our grid with projects that support reliability are vital to our 5-year capital expenditure plan.



Sustainable Practices

Since 2005, we have reduced carbon dioxide emissions by 47 percent, sulfur dioxide emissions by 98 percent, and nitrogen oxide emissions by 89 percent. We achieved the emissions reductions at our coal facilities through the implementation of state-of-the-art air quality controls that include selective catalytic reduction systems, fabric filters, and flue gas desulfurization systems. In 2025, more than half of the energy we generated came from carbon-free sources.

Keeping Energy Affordable

In 2025, the Kansas Corporation Commission and the Missouri Public Service Commission each approved our LLPS tariffs that support our strategic goal to drive and deliver affordability. The tariffs are structured to ensure that new large load customers will pay an appropriate share of system costs without jeopardizing affordability for our overall customer base.

Under the LLPS tariffs, new large customers with loads in excess of 75 megawatts are required to cover their share of our infrastructure costs, provide financial assurances, and agree to minimum contract term lengths of up 12 to 17 years. These customers are also subject to minimum monthly bills and termination fees, supporting our credit profile and providing affordability benefits to existing customers. As we turn opportunity into growth, the tariffs adequately address cost allocation related to the acceleration of infrastructure investment needed to serve new large customers.

Attracting and Enabling Strong Economic Development

The vitality of our region has made it an attractive destination for advanced manufacturing and data center customers with the potential to drive growth and prosperity for years to come.

Panasonic, Meta and Google are three of the early success stories in turning opportunity into growth, with more to come on the near horizon.

Panasonic

In July of 2025, Panasonic commenced operations at its $4 billion dollar electric vehicle battery plant in De Soto, Kansas, and it continues to ramp up. Panasonic's facility – the largest electric vehicle battery manufacturing plant in the world – represents the largest private investment in Kansas history and is expected to create up to 4,000 direct jobs in addition to its economic boost for the region.



Meta

Meta also began operations in the third quarter of 2025 at its new data center in Kansas City, Missouri. Committed to being an active member of the community, Meta has provided direct support to local schools and non-profits and is investing locally in small businesses with Community Accelerator events focused on AI training.



Google

The new Google data center is in its heavy construction phase and is expected to commence operations in the second half of 2026. As part of its announcement, Google announced it will bring its Skilled Trades and Readiness (STAR) program to the Kansas City area. The company is collaborating with the Missouri Works Initiative and the Urban League to help increase the entry-level pipeline in the skilled trades, with a focus on underrepresented communities. All STAR pre-employment programs are paid training programs, and offer networking opportunities to help participants move directly into employment on local construction projects.

Our Economic Development Pipeline

Our economic development pipeline represents a transformative 10-year roadmap to serve new large load customers that together represent more than 15 gigawatts of peak demand. These customers range from those who have commenced operations or are nearing completion of construction, to those who have acquired land or land rights, have transmission and generation capacity studies underway, or executed various service agreements and made significant financial commitments. In all cases, affordability benefits for our current customers and economic growth remain the pillars from which we'll coordinate planning and, ultimately, signed agreements.

The Power

Our All-of-the-Above Strategy

Our all-of-the-above strategy for our generating fleet enables us to manage the affordability and reliability pathway for our current customer base while aiming to serve future growth. Executing on this strategy will drive a diverse and balanced portfolio that will include best-in-class dispatchable resources complemented by cost-effective, non-carbon emitting resources to ensure we can deliver the best short- and long-term affordable energy mix for our customers.

Adding Natural Gas

In 2025, we received approval to construct three new natural gas plants to help meet growing energy demand driven by the opportunities for growth in our region. Our new construction includes two 710 megawatt high-efficiency combined-cycle natural gas plants in Sumner County and Reno County, Kansas. In Missouri's Nodaway County, we'll construct a 440 megawatt simple-cycle peaking natural gas plant.

The new plants will contribute reliable, flexible generation and are a good fit in our all-of-the-above energy portfolio mix. They are expected to begin operations in 2029 and 2030 and will bring good paying jobs and tax dollars to their communities.





Reliable, Emission-Free Energy…
for the Last 40 Years and Counting

In 2025, we celebrated our Wolf Creek nuclear facility's 40th anniversary of operational excellence providing safe and reliable and emission-free energy. Our Wolf Creek team also successfully completed its 27th refueling outage in the fourth quarter of 2025.

Wolf Creek is a tremendous asset within our generating portfolio. We've received regulatory approval to extend its operating license for 20 years, with the potential – like other similar nuclear plants in the industry – to extend a further 20 years, for a potential 80-year run in total.

Adding Solar

About half of our generation came from non-carbon emitting resources in 2025, and we're excited to add our first utility-scale solar farms to our portfolio.

We received approval to construct Kansas Sky, a 159 megawatt solar facility in Kansas. In Missouri, we've similarly received approvals to own two solar generation facilities under development. Sunflower Sky, which will be located in Kansas but will be owned by Evergy Missouri West, will have an expected generating capacity of approximately 65 megawatts. Foxtrot Solar will be located in Missouri with an expected generating capacity of approximately 100 megawatts.

Generation Capacity by Fuel Type *(Percent)**

	2005	2025	2040*
Coal	52	38	9
Natural Gas & Oil	38	26	51
Nuclear	9	7	5
Wind, Solar, Battery	1	29	35

* Projected estimates.



Working Together

Strengthening Our Communities

We work collaboratively with all our stakeholders to position Evergy to advance economic development, enable beneficial infrastructure investments and support customer affordability. The result of that collaboration – legislative actions in both Kansas and Missouri – has helped us advance our strategic goals of affordability, reliability and sustainability.

New Policy to Help Drive Prosperity

Legislation enacted in the 2024 and 2025 sessions in Kansas and Missouri has enabled the infrastructure investment needed to better position our region for growth. These include provisions that mitigate regulatory lag on our investment and support our investment grade credit profile while also incentivizing new large customers to locate in Kansas and Missouri.

In Missouri, Senate Bill 4 was passed in 2025 and represents significant, comprehensive energy legislation with strong provisions that support our integrated resource plan (IRP) and expected natural gas investments. They allow Evergy to utilize plant-in-service accounting (PISA) for our new gas plants, which mitigates regulatory lag, and the ability to recover construction work in progress (CWIP) more quickly, which supports our cash flow profile. The IRP provisions provide more clarity as we execute on new generation investments and advance our all-of-the-above strategy.

Kansas House Bill 2527, passed in 2024, was also a major step forward in enabling infrastructure investment for growth. It includes PISA and CWIP provisions, similar to those in Missouri. In 2025, legislation was passed that addresses sales tax incentives for data centers, and also a bill that will allow stakeholders to have a dialogue around best practices for addressing wildfire risk mitigation.

Large Load Tariffs

On the regulatory front, both Kansas and Missouri approved large load tariffs in 2025 to ensure that new large load customers pay their appropriate share of system costs while protecting affordability and the interests of all our customers.

Advancing Affordability

Total Rate Change from 2017 to 2025

29.0%

18.9%

4.9%

Evergy

Average Regional States

Consumer Price Index



Our Customers and Communities

Serving our 1.7 million customers drives our dedication to advancing our strategic goals of affordability, reliability and sustainability. Empowering a better future involves working together with our elected officials, regulators, business and civic groups, communities, other utilities in our states, and within our team at Evergy.

We live and work in the communities we serve and take an active role in them, both as a company – particularly in supporting education and energy-related and income assistance programs – and as individuals volunteering our time, talents and resources to many worthwhile causes.

Evergy, Inc.

Evergy's common stock is listed on the Nasdaq Stock Market LLC under the symbol "EVRG." As of February 19, 2025 Evergy's common stock was held by 14,464 shareholders of record.

Performance Graph

The following graph compares Evergy's cumulative five-year total shareholder return on common stock with the five-year cumulative total returns of the Standard & Poor's 500 Index (S&P 500) and the Standard & Poor's Electric Utility Index (S&P 500 Electric Utilities). The graph assumes an initial investment of $100 on December 31, 2020 in Evergy's common stock and in each of the indices and a reinvestment of dividends paid on such investments through the period ending December 31, 2025. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Cumulative Total Return

Based on an initial investment of $100 on December, 31, 2020, with dividends reinvested.



Directors & Officers

BOARD OF DIRECTORS

David A. Campbell
Chairman of the Board, President
and Chief Executive Officer of Evergy, Inc.

B. Anthony Isaac
Former Senior Vice President and Head
of Select Service Strategy and Development
of Hyatt Hotels Corporation

Paul M. Keglevic
Former Chief Executive Officer
of Energy Future Holdings Corp.

Senator Mary L. Landrieu
Senior Policy Advisor of Van Ness Feldman, LLP
and Former U.S. Senator from Louisiana

Sandra A.J. Lawrence
Former Executive Vice President
and Chief Administrative Officer
of Children's Mercy Hospital

Ann D. Murtlow
Principal of North Sound LLC and Former
President and Chief Executive Officer of
United Way of Central Indiana

Dean A. Newton
President and Chief Executive Officer
of Delta Dental of Kansas, Inc.

Sandra J. Price
Former Senior Vice President,
Human Resources of Sprint Corporation

Jonathan D. Rolph
Chief Executive Officer
of Thrive Restaurant Group

James Scarola
Former Senior Vice President and
Chief Nuclear Officer of Duke Energy/
Progress Energy, Inc.

Neal A. Sharma
Former Chief Executive Officer
of Digital Evolution Group

C. John Wilder
Executive Chairman
of Bluescape Energy Partners, LLC

OFFICERS

David A. Campbell
Chairman of the Board, President
and Chief Executive Officer

Bryan Buckler
Executive Vice President,
Chief Financial Officer

Chuck Caisley
Executive Vice President, Utility Operations
and Chief Customer Officer

John Bridson
Senior Vice President, Generation
Operations Support

Lesley Elwell
Senior Vice President,
Chief People Officer

Heather Humphrey
Senior Vice President, General Counsel
and Corporate Secretary

Darrin Ives
Senior Vice President, Regulatory
and Government Affairs

Charles King
Senior Vice President,
Chief Technology Officer

Geoff Ley
Senior Vice President, Corporate Planning
and Treasurer

Cleve Reasoner
Senior Vice President, Chief Nuclear Officer

Julie Dragoo
Vice President, Customer Operations

Zachary Gladhill
Vice President, Strategy
and Long-Term Planning

Matt Gummig
Vice President, Chief Accounting Officer

Kevin Gunn
Vice President, Regulatory and
Government Affairs

Jason Humphrey
Vice President, Development

Kara Larson
Vice President, Chief Ethics Officer
and Assistant General Counsel

Katie McDonald
Vice President, Public Affairs

Ryan Mulvany
Vice President, Distribution

Tom Sullivan
Vice President, Talent Management
and Analytics

Steve Vetsch
Vice President, Transmission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2025**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____



Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices and telephone number	I.R.S. Employer Identification Number
001-38515	**EVERGY, INC.**	82-2733395
	(a Missouri corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200	
001-03523	**EVERGY KANSAS CENTRAL, INC.**	48-0290150
	(a Kansas corporation) 818 South Kansas Avenue Topeka, Kansas 66612 (785) 575-6300	
000-51873	**EVERGY METRO, INC.**	44-0308720
	(a Missouri corporation) 1200 Main Street Kansas City, Missouri 64105 (816) 556-2200	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Evergy, Inc. common stock	EVRG	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Evergy Kansas Central, Inc. Common Stock $0.01 par value and Evergy Metro, Inc. Common Stock without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Evergy, Inc.	Yes ☒	No ☐
Evergy Kansas Central, Inc.	Yes ☐	No ☒
Evergy Metro, Inc.	Yes ☐	No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Evergy, Inc.	Yes ☐	No ☒
Evergy Kansas Central, Inc.	Yes ☐	No ☒
Evergy Metro, Inc.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Evergy, Inc.	Yes ☒	No ☐
Evergy Kansas Central, Inc.	Yes ☒	No ☐
Evergy Metro, Inc.	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Evergy, Inc.	Yes ☒	No ☐
Evergy Kansas Central, Inc.	Yes ☒	No ☐
Evergy Metro, Inc.	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Evergy, Inc.	Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Smaller Reporting Company ☐	Emerging Growth Company ☐
Evergy Kansas Central, Inc.	Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐	Emerging Growth Company ☐
Evergy Metro, Inc.	Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Evergy, Inc.	☐
Evergy Kansas Central, Inc.	☐
Evergy Metro, Inc.	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Evergy, Inc.	Yes ☒	No ☐
Evergy Kansas Central, Inc.	Yes ☐	No ☒
Evergy Metro, Inc.	Yes ☐	No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Evergy, Inc.	Yes ☐	No ☒
Evergy Kansas Central, Inc.	Yes ☐	No ☒

Evergy Metro, Inc.	Yes ☐	No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Evergy, Inc.	Yes ☐	No ☒
Evergy Kansas Central, Inc.	Yes ☐	No ☒
Evergy Metro, Inc.	Yes ☐	No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Evergy, Inc.	Yes ☐	No ☒
Evergy Kansas Central, Inc.	Yes ☐	No ☒
Evergy Metro, Inc.	Yes ☐	No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of Evergy, Inc. (based on the closing price of its common stock on The Nasdaq Stock Market LLC on June 30, 2025) was approximately $15,667,375,144. All of the common equity of Evergy Kansas Central, Inc. and Evergy Metro, Inc. is held by Evergy, Inc.

On February 11, 2026, Evergy, Inc. had 230,281,586 shares of common stock outstanding.

On February 11, 2026, Evergy Kansas Central, Inc. and Evergy Metro, Inc. each had one share of common stock outstanding and held by Evergy, Inc.

Evergy Kansas Central, Inc. and Evergy Metro, Inc. meet the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K and are therefore filing this Form 10-K with the reduced disclosure format.

Documents Incorporated by Reference

Portions of the 2026 annual meeting proxy statement of Evergy, Inc. to be filed with the Securities and Exchange Commission are incorporated by reference in Part III of this report.

This combined annual report on Form 10-K is provided by the following registrants: Evergy, Inc. (Evergy), Evergy Kansas Central, Inc. (Evergy Kansas Central) and Evergy Metro, Inc. (Evergy Metro) (collectively, the Evergy Companies). Information relating to any individual registrant is filed by such registrant solely on its own behalf. Each registrant makes no representation as to information relating exclusively to the other registrants.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING CERTAIN FORWARD-LOOKING INFORMATION

Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Evergy's strategic plan, including, without limitation, those related to earnings per share, dividend, operating and maintenance expense and capital investment goals; the outcome of legislative efforts and regulatory and legal proceedings; future energy demand, including demand driven by new and existing customers; future power prices; plans with respect to existing and potential future generation resources; the availability and cost of generation resources and energy storage; target emissions reductions; and other matters relating to expected financial performance or affecting future operations. Forward-looking statements are often accompanied by forward-looking words such as "anticipates," "believes," "expects," "estimates," "forecasts," "guidance," "should," "could," "may," "seeks," "intends," "predict," "potential," "opportunities," "proposed," "projects," "planned," "target," "budget," "outlook," "remain confident," "goal," "will" or other words of similar meaning. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the forward-looking information.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Evergy Companies are providing a number of risks, uncertainties and other factors that could cause actual results to differ from the forward-looking information. These risks, uncertainties and other factors include, but are not limited to: economic and weather conditions and any impact on sales, prices and costs; significant changes in the demand for electricity, including demand from data centers and other large load customers; changes in business strategy or operations, including with respect to the Evergy Companies' strategy to meet demand requirements of existing and future customers; uncertainties related to projected rapid growth in electricity demand driven primarily by data centers and other large load customers and the related requirement for new generation and transmission investments, creating capital access, revenue recovery and customer affordability risks; the impact of federal, state and local political, legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, securitization and restructuring of the electric utility industry; prolonged or recurring U.S. federal government shutdowns; changes in U.S. trade policies (including tariffs and other trade measures) and responses from other countries; the ability to build or acquire generation, battery storage and transmission facilities to meet the future demand for electricity from customers; the ability to control costs, avoid costs and schedule overruns during the development, construction and operation of generation, battery storage, transmission, distribution or other projects due to challenges, which include, but are not limited to, changes in labor costs, availability and productivity, challenges with the management of contractors or vendors, subcontractor performance, shortages, delays, increased costs or inconsistent quality of equipment, materials and labor and increased financing costs as a result of changes in interest rates or as a result of project delays; decisions of regulators regarding, among other things, customer rates and the prudency of operational decisions such as capital expenditures and asset retirements; changes in applicable laws, regulations, rules, principles or practices, or the interpretations thereof, governing tax, accounting and environmental matters, including air and water quality and waste management and disposal; development, adoption and use of artificial intelligence by the Evergy Companies and its third-party vendors; the impact of climate change, including increased frequency and severity of significant weather events; risks relating to potential wildfires, including costs of litigation, potential regulatory penalties and damages in excess of insurance liability coverage; the extent to which counterparties are willing to do business with, finance the operations of or purchase energy from the Evergy Companies due to the fact that the Evergy Companies operate coal-fired generation; prices and availability of electricity and natural gas in wholesale markets; market perception of the energy industry and the Evergy Companies; the impact of future pandemic health events on, among other things, sales, results of operations, financial position, liquidity and cash flows, and also on operational issues, such as supply chain issues and the availability and ability of the Evergy Companies' employees and suppliers to perform the functions that are necessary to operate the Evergy Companies; changes in the energy trading markets in which the Evergy Companies participate, including retroactive repricing of transactions by regional transmission organizations (RTO) and independent system operators; financial market conditions and performance, disruptions in the banking industry, including volatility in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges and ability to obtain capital to finance large construction projects, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments including new large data center customers; impact of physical and cybersecurity breaches, criminal activity, terrorist attacks, acts of war and other disruptions to the Evergy Companies' facilities or information technology infrastructure or the facilities and infrastructure of third-party service providers on which the Evergy Companies rely; impact of geopolitical conflicts on the global energy market, including the ability to contract for non-Russian sourced uranium; ability to carry out marketing and sales plans; cost, availability, quality and timely provision of equipment, supplies, labor and fuel; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; the Evergy Companies' ability to manage their generation, transmission and distribution development plans and transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility, including environmental, health, safety, regulatory and financial risks; workforce risks, including those related to the Evergy Companies' ability to attract and retain qualified personnel, maintain satisfactory relationships with their labor unions and manage costs of, or changes in, wages, retirement, health care and other benefits; disruption, costs and uncertainties caused by or related to the actions of individuals or entities, such as activist shareholders or special interest groups, that seek to influence Evergy's strategic plan, financial results or operations; the impact of changing expectations and demands of the Evergy Companies' customers, regulators, investors and stakeholders, including differing views on environmental, social and governance concerns; the possibility that strategic initiatives, including mergers, acquisitions, joint ventures and divestitures, and long-term financial plans, may not create the value that they are expected to achieve in a timely manner or at all; difficulties in maintaining relationships with customers, employees, contractors, regulators or suppliers; the outcome of litigation involving the Evergy Companies; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. You should also carefully consider the information contained in the Evergy Companies' other filings with the Securities and Exchange Commission (SEC). Additional risks and uncertainties are discussed from time to time in current, quarterly and annual reports filed by the Evergy Companies with the SEC. New factors emerge from time to time, and it's not possible for the Evergy Companies to predict all such factors, nor can the Evergy Companies assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. The Evergy Companies undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

AVAILABLE INFORMATION

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at sec.gov. Additionally, information about the Evergy Companies, including their combined annual reports on Form 10-K, combined quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with the SEC, is also available through the Evergy Companies' website, http://investors.evergy.com. Such reports are accessible at no charge and are made available as soon as reasonably practical after such material is filed with or furnished to the SEC.

Investors should note that the Evergy Companies announce material financial information in SEC filings, press releases and public conference calls. In accordance with SEC guidelines, the Evergy Companies also use the Investor Relations section of their website, http://investors.evergy.com, to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on the Evergy Companies' website is not part of this document.

GLOSSARY OF TERMS

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report.

Abbreviation or Acronym	Definition
AAO	Accounting authority order
ACE	Affordable Clean Energy
AEP	American Electric Power Company, Inc.
AFUDC	Allowance for funds used during construction
AOCI	Accumulated other comprehensive income
AROs	Asset retirement obligations
ASC	Accounting Standards Codification
ATM Program	At-the-Market Program
ATRR	Annual Transmission Revenue Requirement
BSER	Best system of emission reduction
CAA	Clean Air Act
CARFR	Credit-adjusted risk-free rates
CCGT	Combined cycle gas turbine
CCN	Certificate of Convenience and Necessity
CCRs	Coal combustion residuals
CCS	Carbon capture and sequestration
CNO	Chief Nuclear Officer
CO_2	Carbon dioxide
CO_2e	Carbon dioxide equivalent
COLI	Corporate-owned life insurance
Crossroads	Crossroads Energy Center
CSAPR	Cross-State Air Pollution Rule
CT	Combustion turbine
CTO	Chief Technology Officer
CWIP	Construction work in progress
Dogwood	Dogwood Energy Center
EIRR	Environmental Improvement Revenue Refunding
EPA	Environmental Protection Agency
EPS	Earnings per common share
ERISA	Employee Retirement Income Security Act of 1974, as amended
ESA	Electric service agreement
ESG	Environmental, social and governance
Evergy	Evergy, Inc. and its consolidated subsidiaries
Evergy Board	Evergy Board of Directors
Evergy Companies	Evergy, Evergy Kansas Central, and Evergy Metro, collectively, which are individual registrants within the Evergy consolidated group
Evergy Kansas Central	Evergy Kansas Central, Inc., a wholly-owned subsidiary of Evergy, and its consolidated subsidiaries
Evergy Kansas Central Mortgage Indenture	Evergy Kansas Central Mortgage Indenture and Deed of Trust dated as of July 1, 1939, as amended and supplemented
Evergy Kansas South	Evergy Kansas South, Inc., a wholly-owned subsidiary of Evergy Kansas Central

Abbreviation or Acronym	Definition
Evergy Kansas South Mortgage Indenture	Evergy Kansas South Mortgage Indenture and Deed of Trust dated as of April 1, 1940, as amended and supplemented
Evergy Metro	Evergy Metro, Inc., a wholly-owned subsidiary of Evergy, and its consolidated subsidiaries
Evergy Metro Mortgage Indenture	Evergy Metro General Mortgage Indenture and Deed of Trust dated as of December 1, 1986, as amended and supplemented
Evergy Missouri West	Evergy Missouri West, Inc., a wholly-owned subsidiary of Evergy
Evergy Missouri West Mortgage Indenture	Evergy Missouri West First Mortgage Indenture and Deed of Trust, dated as of March 1, 2022, as supplemented
Evergy Missouri West Storm Funding	Evergy Missouri West Storm Funding I, LLC
Evergy Transmission Company	Evergy Transmission Company, LLC
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FER	Facility Evaluation Report
FERC	Federal Energy Regulatory Commission
FIP	Federal implementation plan
FMBs	First Mortgage Bonds
GAAP	Generally Accepted Accounting Principles
GHG	Greenhouse gas
Great Plains Energy	Great Plains Energy Incorporated
IBEW	International Brotherhood of Electrical Workers
IRA	Inflation Reduction Act
HB	House Bill
IRP	Integrated Resource Plan
IRS	Internal Revenue Service
ITFIP	Interstate Transport Federal Implementation Plans
ITSIP	Interstate Transport State Implementation Plans
JEC	Jeffrey Energy Center
KCC	State Corporation Commission of the State of Kansas
KDHE	Kansas Department of Health & Environment
KEEIA	Kansas Energy Efficiency Investment Act
kV	Kilovolt
kWh	Kilowatt hour
LEC	Lawrence Energy Center
LLPS	Large Load Power Service
MDNR	Missouri Department of Natural Resources
MEEIA	Missouri Energy Efficiency Investment Act
MPSC	Public Service Commission of the State of Missouri
MW	Megawatt
MWh	Megawatt hour
NAAQS	National Ambient Air Quality Standards
NAV	Net asset value
NERC	North American Electric Reliability Corporation
NIST CSF	National Institute of Standards and Technology Cybersecurity Framework
NIST RMF	National Institute of Standards and Technology Risk Management Framework
NOL	Net operating loss

Abbreviation or Acronym	Definition
NRC	Nuclear Regulatory Commission
OBBBA	One Big Beautiful Bill Act
OCI	Other comprehensive income
PISA	Plant-in-service accounting
Prairie Wind	Prairie Wind Transmission, LLC, 50% owned by Evergy Kansas Central
PRB	Powder River Basin
PTC	Production tax credit
RSU	Restricted share unit
RTO	Regional transmission organization
Scope 1	Direct greenhouse gas emissions that occur from sources that are controlled or owned by an organization
Scope 2	Indirect greenhouse gas emissions associated with the purchase of electricity, steam, heat or cooling
SB	Senate Bill
SCGT	Simple cycle gas turbine
SEC	Securities and Exchange Commission
Securitized Bonds	Securitized Utility Tariff Bonds
SIP	State implementation plan
SPP	Southwest Power Pool, Inc.
TCR	Transmission congestion rights
TDC	Transmission delivery charge
TFR	Transmission formula rate
Transource	Transource Energy, LLC and its subsidiaries, 13.5% owned by Evergy Transmission Company
UGSOA	United Government Security Officers of America
VaR	Value at Risk
VIE	Variable interest entity
WACC	Weighted average cost of capital
Wolf Creek	Wolf Creek Generating Station

PART I

ITEM 1. BUSINESS

General
Evergy, Inc., Evergy Kansas Central, Inc. and Evergy Metro, Inc. are separate registrants filing this combined annual report on Form 10-K. The terms "Evergy," "Evergy Kansas Central," "Evergy Metro" and "Evergy Companies" are used throughout this report. "Evergy" refers to Evergy, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Kansas Central" refers to Evergy Kansas Central, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Metro" refers to Evergy Metro, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Companies" refers to Evergy, Evergy Kansas Central, and Evergy Metro, collectively, which are individual registrants within the Evergy consolidated group.

Information in other Items of this report as to which reference is made in this Item 1 is hereby incorporated by reference in this Item 1. The use of terms such as "see" or "refer to" shall be deemed to incorporate into this Item 1 the information to which such reference is made.

EVERGY, INC.

Evergy is a public utility holding company incorporated in 2017 and headquartered in Kansas City, Missouri. Evergy operates primarily through the following wholly-owned direct subsidiaries listed below.

- Evergy Kansas Central, Inc. (Evergy Kansas Central) is an integrated, regulated electric utility that provides electricity to customers in the state of Kansas. Evergy Kansas Central has one active wholly-owned subsidiary with significant operations, Evergy Kansas South, Inc. (Evergy Kansas South).

- Evergy Metro, Inc. (Evergy Metro) is an integrated, regulated electric utility that provides electricity to customers in the states of Missouri and Kansas.

- Evergy Missouri West, Inc. (Evergy Missouri West) is an integrated, regulated electric utility that provides electricity to customers in the state of Missouri.

- Evergy Transmission Company, LLC (Evergy Transmission Company) owns 13.5% of Transource Energy, LLC (Transource) with the remaining 86.5% owned by AEP Transmission Holding Company, LLC, a subsidiary of American Electric Power Company, Inc. (AEP). Transource is focused on the development of competitive electric transmission projects. Evergy Transmission Company accounts for its investment in Transource under the equity method.

Evergy Kansas Central also owns a 50% interest in Prairie Wind Transmission, LLC (Prairie Wind), which is a joint venture between Evergy Kansas Central and subsidiaries of AEP and Berkshire Hathaway Energy Company. Prairie Wind owns a 108-mile, 345 kilovolt (kV) double-circuit transmission line that provides transmission service in the Southwest Power Pool, Inc. (SPP). Evergy Kansas Central accounts for its investment in Prairie Wind under the equity method.

Evergy Kansas Central, Evergy Kansas South, Evergy Metro, and Evergy Missouri West conduct business in their respective service territories using the name Evergy. The Evergy Companies assess financial performance and allocate resources on a consolidated basis (i.e., operate in one segment). Evergy serves approximately 1.7 million customers located in Kansas and Missouri. Customers include approximately 1.5 million residences, 0.2 million commercial firms and 7,400 industrials, municipalities and other electric utilities. Evergy is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter.

Evergy expects to continue operating its integrated utilities within the currently existing regulatory frameworks and is focused on enabling economic development across all of its service territories to strengthen the communities it serves and meet existing and future customer electricity demand growth through the continued evolution of its generation, transmission and distribution systems. Evergy will remain focused on consistently delivering on its affordability, reliability and sustainability objectives and delivering competitive long-term returns to shareholders, including growth in earnings per share and targeting a 50%-60% dividend payout ratio. The core tenets of Evergy's strategy are as follows:

- Affordability – maintaining affordable rates while investing in infrastructure and technology to support growth and prosperity;

- Reliability – targeting top-tier performance in reliability, customer service and generation; and

- Sustainability – advancing an "all-of-the-above" generation portfolio.

See Item 7, Management's Discussion and Analysis of Financial Operations (MD&A) – Executive Summary – Strategy, for additional information.

The table below summarizes the percentage of Evergy's revenues by customer class.

	2025	2024	2023
Residential	37%	37%	37%
Commercial	33%	34%	33%
Industrial	11%	12%	12%
Wholesale	5%	5%	7%
Transmission	9%	8%	7%
Other	5%	4%	4%
Total	100%	100%	100%

The table below summarizes the percentage of Evergy's retail electricity sales volumes by customer class.

	2025	2024	2023
Residential	37%	37%	37%
Commercial	44%	43%	43%
Industrial	19%	20%	20%
Total	100%	100%	100%

Regulation

Evergy Kansas Central and Evergy Metro's Kansas operations are regulated by the State Corporation Commission of the State of Kansas (KCC) and Evergy Metro's Missouri operations and Evergy Missouri West are regulated by the Public Service Commission of the State of Missouri (MPSC), in each case with respect to retail rates, certain accounting matters, standards of service and, in certain cases, the issuance of securities, certification of facilities and service territories. The Evergy Companies are also subject to regulation by the Federal Energy Regulatory Commission (FERC) with respect to transmission, wholesale sales and rates, the issuance of securities in certain cases and other matters. Evergy has an indirect 94% ownership interest in Wolf Creek Generating Station (Wolf Creek), which is subject to regulation by the Nuclear Regulatory Commission (NRC) with respect to licensing, operations and safety-related requirements.

The table below summarizes the rate orders in effect for Evergy Kansas Central's, Evergy Metro's and Evergy Missouri West's retail rate jurisdictions.

	Regulator	Allowed Return on Equity	Effective Date
Evergy Kansas Central[a]	KCC	9.7% (b)	October 2025
Evergy Metro - Kansas	KCC	9.4% (b)	December 2023
Evergy Metro - Missouri	MPSC	(c)	January 2023
Evergy Missouri West	MPSC	(c)	January 2025

[a] The KCC establishes rates for Evergy Kansas Central and Evergy Kansas South on a consolidated basis.

[b] Current KCC rate orders do not contain an explicit allowed return on equity. The return on equity presented in this table reflects the current order in Kansas which stated an allowed return on equity to be utilized for purposes of the transmission delivery charge (TDC).
[c] Current MPSC rate orders do not contain an explicit allowed return on equity.

Evergy expects its 2026 Kansas and Missouri jurisdictional retail revenues to be approximately 60% and 40%, respectively, based on historical averages of Evergy Kansas Central's, Evergy Metro's and Evergy Missouri West's total retail revenues.

See Item 7, MD&A, Critical Accounting Policies section, and Note 4 to the consolidated financial statements for additional information concerning regulatory matters.

Competition
Missouri and Kansas continue to operate on the fully integrated and regulated retail utility model. As a result, the Evergy Companies do not compete with others to supply and deliver electricity in their franchised service territories in exchange for agreeing to have their terms of service regulated by state regulatory bodies. If Missouri or Kansas were to pass and implement legislation authorizing or mandating retail choice, Evergy may no longer be able to apply regulated utility accounting principles to deregulated portions of its operations, which may require a surcharge to recover certain costs from legacy customers or could lead to a write-off of certain regulatory assets and liabilities.

Evergy competes in the wholesale market to sell power in circumstances when the power it generates is not required for retail customers in its service territory. This competition primarily occurs within the SPP Integrated Marketplace, in which Evergy Kansas Central, Evergy Metro and Evergy Missouri West are participants. This marketplace determines which generating units among market participants should run, within the operating constraints of a unit, at any given time for maximum regional cost-effectiveness.

The SPP Integrated Marketplace is similar to other regional transmission organization (RTO) or Independent System Operator (ISO) markets currently operating in other regions of the United States.

Power Supply
Evergy has approximately 15,800 megawatts (MWs) of owned generating capacity and renewable power purchase agreements. Evergy's owned generation and power purchases from others, as a percentage of total megawatt hours (MWhs) generated and purchased, was approximately 60% and 40%, respectively, over the last three years. About 60% of Evergy's purchased power was purchased under long-term renewable purchased power contracts over the last three years. Evergy purchases power to meet its customers' needs, to satisfy firm power commitments or to meet renewable energy standards. Management believes Evergy will be able to meet its future power purchase needs due to the coordination of planning and operations in the SPP region and existing power purchase agreements; however, price and availability of power purchases may be impacted during periods of high demand or reduced supply.

Evergy's total capacity by fuel type, including both owned generating capacity and power purchase agreements, is detailed in the table below.

Fuel Type	Estimated 2026 MW Capacity	Percent of Total Capacity
Coal	5,930	37 %
Wind[a]	4,525	29
Natural gas and oil	4,229	27
Uranium	1,106	7
Solar and landfill gas	22	—
Total capacity	15,812	100 %

[a] MWs are based on nameplate capacity of the wind facility. Includes owned generating capacity of 778 MWs and long-term power purchase agreements of approximately 3,747 MWs of wind generation that expire from 2028 through 2048. See Item 2, Properties, for additional information.

Evergy has also entered into multiple firm capacity agreements with effective dates beginning between 2025 and 2028 to help it meet its projected load capacity requirements. These agreements total approximately 600 MWs and contain various expiration dates ranging between 2029 and 2033.

Evergy's projected peak summer demand for 2026 is approximately 11,200 MWs. Evergy expects to meet its projected capacity requirements for 2026 with its existing generation assets and power purchases. See "Modernizing and Expanding Evergy's Generation Fleet" below for further information regarding Evergy's long-term strategy with regard to its generating assets and power purchases.

Evergy Kansas Central, Evergy Metro and Evergy Missouri West are members of the SPP. The SPP is a FERC-approved RTO with the responsibility to ensure reliable power supply, adequate transmission infrastructure and competitive wholesale electricity prices in the region. As SPP members, Evergy Kansas Central, Evergy Metro and Evergy Missouri West were required to maintain a minimum reserve margin of 15% for 2025. Beginning in 2026, Evergy Kansas Central, Evergy Metro and Evergy Missouri West will be required to maintain a minimum reserve margin of 16%. This net positive supply of capacity is maintained through generation asset ownership, capacity agreements, power purchase agreements and peak demand reduction programs. The reserve margin is designed to support reliability of the region's electric supply.

Environmental Matters

The Evergy Companies are subject to extensive and evolving federal, state and local environmental laws, regulations and permit requirements relating to air and water quality, waste management and hazardous substance disposal, protected natural resources (such as wetlands, federally-listed species and other protected wildlife) and health and safety. For example, Evergy Kansas Central, Evergy Metro and Evergy Missouri West combust large amounts of fossil fuels in the production of electricity, which results in significant emissions of carbon dioxide (CO_2) and other greenhouse gases (GHG). Federal legislation regulates the emission of GHGs and numerous states and regions have adopted programs to stabilize or reduce GHG emissions. The Environmental Protection Agency (EPA), the Kansas Department of Health and Environment (KDHE) and the Missouri Department of Natural Resources (MDNR) regulate emissions under the Clean Air Act (CAA), water under the Clean Water Act and waste management under the Resource Conservation and Recovery Act, among other laws and regulations. See Note 15 to the consolidated financial statements for additional information. There have been, and management believes there will continue to be, policy, legal and regulatory efforts to influence climate change, such as efforts to reduce GHG emissions, impose a tax on those emissions and create incentives for low-carbon generation and energy efficiency. These efforts, and climate change itself, have the potential to adversely affect the Evergy Companies' operations, financial position and cash flows. See Part I, Item 1A, Risk Factors, for additional information.

The Evergy Companies have taken, and will continue to take, proactive measures to mitigate the impact of climate change on its businesses. For example, the Evergy Companies regularly conduct preparedness exercises for a variety of disruptive events, including storms, which may become more frequent or intense due to climate change. In addition, the Evergy Companies have invested, and will continue to invest, in grid resiliency. Much of the Evergy Companies' infrastructure is advanced in age, and grid resiliency efforts include building additional transmission and distribution lines, performing necessary system maintenance, replacing necessary infrastructure and proactively managing the vegetation that can damage systems during severe weather. The Evergy Companies also monitor water conditions at their generating facilities and focus on water conservation at these facilities to address resource depletion.

Modernizing and Expanding Evergy's Generation Fleet

Evergy is committed to a long-term strategy focused on affordability, reliability and sustainability, including fostering economic development in Kansas and Missouri by supporting the attraction of new businesses and large load customers while ensuring protections for existing customers through key safeguards included in the Large Load Power Service (LLPS) rate plans.

Evergy's generation portfolio balances various fuel types which have historically provided cost and reliability benefits. For example, because renewable generation can be intermittent, a portfolio with dispatchable baseload generation that relies on varying fuel types, including a mix of uranium, coal and natural gas, has helped to maintain a consistent availability of power. In addition, the Evergy Companies must prudently utilize the generation assets that regulators have allowed the Evergy Companies to include in rates. The Evergy Companies use an integrated resource plan (IRP), a detailed analysis that estimates factors that influence the future supply and demand for electricity, to inform the manner in which they supply electricity. The IRP considers forecasts of future electricity demand, fuel prices, transmission improvements, new generating capacity, cost of environmental compliance, integration of renewables, energy storage, energy efficiency and demand response initiatives, among other factors. The modernization of Evergy's generation fleet over time is expected to result in ongoing reductions in emissions. Strategies that the Evergy Companies are pursuing to modernize and expand the generation fleet include:

• developing natural gas and renewable energy facilities;

• exploring opportunities to add battery energy storage systems and nuclear generation;

• grid investment and advancement;

• collaborating with regulators to offer customers the opportunity to procure electricity produced with renewable resources; and

• investing in customer energy efficiency programs.

Since 2005, the Evergy Companies have added over 4,500 MWs of renewable generation capacity, while retiring more than 2,400 MWs of fossil generation. The fleet modernization steps outlined above will allow Evergy to support economic expansion in Kansas and Missouri and, as reflected in Evergy's IRPs, are expected in the future to be accompanied by the retirement of older coal-fired generation units and/or the conversion of coal-fired generation resources to natural gas.

This generation modernization is expected to have a corresponding impact on CO_2 emissions, continuing a long-term downward trend. In 2025, Evergy's total CO_2 emissions from owned generation units were nearly 50% lower than 2005 levels. Through the ongoing modernization of its generation fleet, Evergy has a long-term goal to achieve net-zero carbon dioxide equivalent (CO_2e) emissions, for scope 1 and scope 2 emissions, by 2050, a time frame that is consistent with the majority of industry peers with stated net-zero emissions goals. The trajectory and timing of achieving Evergy's long-term emissions reduction goal is expected to be dependent on the evolution of Evergy's IRPs and many external factors, including enabling technology developments, trends in total demand for electricity, the reliability of the power grid, availability of transmission capacity and supportive energy policies and regulations, among other external factors. See "Cautionary Statements Regarding Certain Forward-Looking Information" and Part I, Item 1A. Risk Factors, for additional information.

See Item 2, Properties, for additional information regarding the Evergy Companies' renewable generation resources. The Evergy Companies are also committed to transparency. On its website, http://investors.evergy.com, Evergy provides quantitative and qualitative data regarding various environmental, social and governance matters, including information related to emissions, waste and water. The contents of the website, including reports and documents contained therein, are not incorporated into this filing.

See Note 15 to the consolidated financial statements for information regarding environmental matters.

Fuel

The fuel sources for Evergy's owned generation and power purchase agreements are coal, wind and other renewable sources, uranium and natural gas and oil. The actual 2025 fuel mix and fuel cost in cents per net kilowatt hour (kWh) delivered are outlined in the following table.

Fuel	Fuel Mix[a] Actual 2025	Fuel cost in cents per net kWh delivered Actual 2025
Coal	47 %	2.27¢
Wind, landfill gas and solar [b]	28	1.83
Uranium	18	0.64
Natural gas and oil	7	4.47
Total	100 %	2.02

[a] Fuel mix based on percent of net MWhs generated by owned resources and delivered under renewable power purchase agreements.
[b] Fuel cost in cents per net kWh delivered includes costs associated with renewable power purchase agreements.

Coal

During 2026, Evergy's generating units, including jointly-owned units, are projected to use approximately 16 million tons of coal. Evergy Kansas Central, Evergy Metro and Evergy Missouri West have entered into coal-purchase contracts with various suppliers in Wyoming's Powder River Basin (PRB), the nation's principal supply region of low-sulfur coal, and with local suppliers. The coal to be provided under these contracts is expected to satisfy approximately 75%, 55% and 40% of the projected coal requirements for 2026, 2027 and 2028, respectively. The remainder of the coal requirements is expected to be fulfilled through entering into additional contracts or spot market purchases.

Evergy Kansas Central, Evergy Metro and Evergy Missouri West have also entered into rail transportation contracts with various railroads to transport coal from the PRB and local suppliers to their generating units. The transportation services to be provided under these contracts are expected to satisfy 70%, 25% and 25% of the projected transportation requirements for 2026, 2027 and 2028, respectively. The contract rates adjust for changes in railroad costs.

Nuclear Fuel

Evergy Kansas South and Evergy Metro each own 47% of Wolf Creek, which is Evergy's only nuclear generating unit. Wolf Creek purchases uranium and has it processed for use as fuel in its reactor. This process involves conversion of uranium concentrates to uranium hexafluoride, enrichment of uranium hexafluoride and fabrication of nuclear fuel assemblies. The owners of Wolf Creek have on hand or under contract all the uranium, uranium enrichment and conversion services needed to operate Wolf Creek through 2030. The owners also have under contract all the nuclear fuel assembly fabrication services required to operate Wolf Creek through 2045.

Natural Gas

Evergy purchases natural gas for use in its generating units primarily through spot market purchases. From time to time, Evergy also may enter into contracts, including the use of derivatives, in an effort to manage the cost of natural gas. For additional information about Evergy's exposure to commodity price risks, see Item 7A., Quantitative and Qualitative Disclosures About Market Risk.

Evergy Kansas Central, Evergy Metro and Evergy Missouri West maintain various natural gas transportation arrangements. These agreements expire based on the generating unit being served with expiration dates from 2026 to 2031.

Customer Energy Efficiency Programs

The Evergy Companies have implemented, and continue to offer, energy efficiency programs to help customers with their energy efficiency needs and to help manage energy costs. Both Missouri and Kansas have passed legislation promoting the implementation of cost-effective demand-side management programs and allowing for the recovery of these program costs from customers, along with the potential to earn performance incentives based upon certain criteria.

In Missouri, Evergy Metro and Evergy Missouri West currently offer a suite of energy efficiency programs for customers under the Missouri Energy Efficiency Investment Act (MEEIA). The MPSC has approved a portfolio of MEEIA programs that run through 2027. The MEEIA programs provide for the recovery of program costs, throughput disincentive and the opportunity to earn an incentive based upon certain program costs or demand savings achieved. The costs of the programs are recovered from customers through a rider mechanism.

In Kansas, Evergy Kansas Central and Evergy Metro currently offer a suite of energy efficiency programs for customers under the Kansas Energy Efficiency Investment Act (KEEIA). The KCC has approved a portfolio of KEEIA programs that run through February 2028. The KEEIA programs provide for the recovery of program costs, throughput disincentive and the opportunity to earn a performance incentive based primarily upon demand and energy savings achieved. The costs of the programs are recovered through a rider mechanism.

Human Capital Resources

As of December 31, 2025, the Evergy Companies had 4,691 employees, including 2,479 represented by five local unions of the International Brotherhood of Electrical Workers (IBEW) and one local union of the United Government Security Officers of America (UGSOA). The Evergy Companies' labor agreements expire at varying times from 2026 through 2028. The Evergy Companies employ 1,882 generation employees, 1,468 transmission and distribution employees and 1,341 support employees that work primarily in the states of Kansas and Missouri.

Evergy's mission is to empower a better future and a key component of this mission is maintaining a culture that emphasizes safety, integrity, ownership and adaptability.

Safety is a crucial part of Evergy's values. The components of Evergy's safety program include a strong management commitment to a safety-conscious work environment, hazard recognition and control, worksite analysis, contractor safety management and training. Evergy also conducts regular safety audits and assessments.

Evergy offers a competitive package of compensation and benefits to attract and retain talented employees, including market-competitive pay, healthcare and retirement benefits, paid time off, family leave and tuition reimbursement. Evergy also encourages employees to participate in a comprehensive well-being program that includes health and wellness-related activities and incentives, employee resource groups, gym membership reimbursement, paid volunteer hours, charitable donation match and free access to an employee assistance program.

Information About Evergy's Executive Officers

Set forth below is information relating to the executive officers of Evergy, Inc. Each executive officer holds the same position with each of Evergy Kansas Central, Inc., Evergy Metro, Inc., Evergy Kansas South, Inc. and Evergy Missouri West, Inc. as the executive officer holds with Evergy, Inc. Executive officers serve at the pleasure of Evergy's Board of Directors (Evergy Board). There are no family relationships among any of the executive officers, nor any arrangements or understandings between any executive officer and other persons pursuant to which he or she was appointed as an executive officer.

Name	Age	Current Position(s)	Year First Assumed an Officer Position
David A. Campbell [a]	57	Chairman, President and Chief Executive Officer	2021
W. Bryan Buckler [b]	53	Executive Vice President and Chief Financial Officer	2024
Charles A. Caisley [c]	52	Executive Vice President, Utility Operations and Chief Customer Officer	2011
John T. Bridson [d]	56	Senior Vice President, Generation and Operations Support	2025
Lesley L. Elwell [e]	55	Senior Vice President, Chief People Officer	2021
Heather A. Humphrey [f]	55	Senior Vice President, General Counsel and Corporate Secretary	2010
Charles L. King [g]	61	Senior Vice President and Chief Technology Officer	2013
Cleveland O. Reasoner [h]	60	Senior Vice President and Chief Nuclear Officer	2025
Matthew B. Gummig [i]	40	Vice President and Chief Accounting Officer	2025

(a) Mr. Campbell was appointed Chairman, President and Chief Executive Officer of Evergy, Inc. in May 2024. Mr. Campbell previously served as President and Chief Executive Officer of Evergy, Inc. (2021-2024), Executive Vice President and Chief Financial Officer of Vistra Energy Corp. (2019-2020), as President and Chief Executive Officer of InfraREIT, Inc. and President of Hunt Utility Services (2014-2019) and as President and Chief Executive Officer of Sharyland Utilities, LLC (2016-2019), and in various roles with TXU Corp. and its affiliated entities (2004-2013).

(b) Mr. Buckler was appointed Executive Vice President and Chief Financial Officer of Evergy, Inc. in October 2024. Mr. Buckler previously served as Chief Financial Officer of OGE Energy Corp. (2021-2024). Mr. Buckler also served as Vice President of Investor Relations at Duke Energy Corp. (2019-2020) and as Director of Financial Planning and Analysis at Duke Energy Corp. (2019).

(c) Mr. Caisley was appointed Executive Vice President, Utility Operations and Chief Customer Officer of Evergy, Inc. effective October 2025. Mr. Caisley previously served as Executive Vice President, Public Affairs and Chief Customer Officer of Evergy, Inc. (2024-2025) and as Senior Vice President, Public Affairs and Chief Customer Officer of Evergy, Inc. (2021-2024). He previously served as Senior Vice President, Marketing and Public Affairs and Chief Customer Officer of Evergy, Inc. (2018-2021). Mr. Caisley served as Vice President - Marketing and Public Affairs of Great Plains Energy Incorporated (Great Plains Energy), Evergy Metro and Evergy Missouri West (2011-2018). He was Senior Director of Public Affairs (2008-2011) and Director of Governmental Affairs of Evergy Metro (2007-2008).

(d) Mr. Bridson was appointed Senior Vice President, Generation and Operations Support of Evergy, Inc., effective October 2025. Mr. Bridson previously served as Vice President, Generation of Evergy, Inc. (2019-2025). He previously served as Senior Vice President, Generation and Marketing of Evergy Kansas Central (2015-2018). He joined Evergy Kansas Central in 1993 and held several positions with the company, including Vice President of Generation, Executive Director of Generation, Executive Director of Lawrence Energy Center, Executive Director of Gas-fired Power Plants, Director of Operations and Plant Engineer at Jeffrey Energy Center.

(e) Ms. Elwell currently serves as Senior Vice President, Chief People Officer of Evergy, Inc. Ms. Elwell previously served as Senior Vice President and Chief Human Resources Officer of Evergy, Inc. (2021-2023). Ms. Elwell previously served as Chief People Officer at J.E. Dunn Construction Company (2017-2021), as Vice President People Strategy / HR Business Partner of Walmart Corporation (2016-2017), as Vice President HR Business Partner Operations at DIRECTV, Inc. (2012-2015), and in various roles of increasing responsibility, including as Vice President, with Sprint Corporation (1997-2012; 2015-2016).

(f) Ms. Humphrey was appointed Senior Vice President, General Counsel and Corporate Secretary of Evergy, Inc. in June 2018. Ms. Humphrey previously served as Senior Vice President - Corporate Services and General Counsel of Great Plains Energy, Evergy Metro and Evergy Missouri West (2016-2018). She previously served as General Counsel (2010-2016) and Senior Vice President - Human Resources of Great Plains Energy, Evergy Metro and Evergy Missouri West (2012-2016). She served as Vice President - Human Resources of Great Plains Energy, Evergy Metro and Evergy Missouri West (2010-2012). She was Senior Director of Human Resources and Interim General Counsel of Great Plains Energy, Evergy Metro and Evergy Missouri West (2010) and Managing Attorney of Evergy Metro (2007-2010).

(g) Mr. King was appointed Senior Vice President and Chief Technology Officer of Evergy, Inc. in February 2020. He previously served as Senior Vice President, Information Technology and Chief Information Officer (2019) and Vice President, Information Technology and Chief Information Officer (2018-2019) of Evergy, Inc. Prior to that, he served as Vice President - Information Technology (2013-2018), as Senior Director of Information Technology Applications and Delivery (2013) and Director of Information Technology Applications (2011-2013) of Evergy Metro and Evergy Missouri West. Mr. King also served in various roles, including leadership roles, with Dish Network, CenturyLink, Sprint and Accenture.

(h) Mr. Reasoner was appointed Senior Vice President and Chief Nuclear Officer of Evergy, Inc., effective October 2025. Mr. Reasoner previously served as Vice President and Chief Nuclear Officer of Evergy, Inc (2019-2025). Mr. Reasoner also serves as President and Chief Executive Officer, Board of Directors Member, Chief Nuclear Officer and Treasurer of Wolf Creek Nuclear Operating Corporation (2019-present). He previously served as Senior Vice President, Chief Nuclear Officer of Wolf Creek Nuclear Operating Corporation (2018-2019) and Site Vice President of Wolf Creek Nuclear Operating Corporation (2014-2018). Prior to joining Wolf Creek Nuclear Operating Corporation, Mr. Reasoner served as Vice President of Engineering at Ameren Corporation's Callaway nuclear power plant and Site Vice President (2009-2014). Before joining Ameren's Callaway plant, Mr. Reasoner started his nuclear career at Arkansas Nuclear One and served in a variety of engineering roles.

(i) Mr. Gummig was appointed Vice President and Chief Accounting Officer of Evergy, Inc., effective April 2025. Mr. Gummig previously served as Director of External Reporting, Policy and Property Accounting of Evergy, Inc. (2023-2025). Prior to that, he held the position of Senior Manager of External Reporting and various other roles of increasing responsibility within Evergy, Inc.'s accounting organization (2012-2023). Mr. Gummig also served in various roles within the assurance practice of Ernst & Young (2009-2011).

Evergy Kansas Central, Inc.

Evergy Kansas Central, a Kansas corporation incorporated in 1924 and headquartered in Topeka, Kansas, is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. Evergy Kansas Central serves approximately 751,000 customers located in central and eastern Kansas. Customers include approximately 651,100 residences, 94,800 commercial firms, and 5,100 industrials, municipalities and other electric utilities. Evergy Kansas Central's retail revenues averaged approximately 74% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales, transmission and miscellaneous electric revenues accounted for the remainder of Evergy Kansas Central's revenues. Evergy Kansas Central is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter.

Evergy Metro, Inc.

Evergy Metro, a Missouri corporation incorporated in 1922 and headquartered in Kansas City, Missouri, is an integrated, regulated electric utility that engages in the generation, transmission, distribution and sale of electricity. Evergy Metro serves approximately 591,800 customers located in western Missouri and eastern Kansas. Customers include approximately 524,800 residences, 65,200 commercial firms, and 1,800 industrials, municipalities and other electric utilities. Evergy Metro's retail revenues averaged approximately 88% of its total operating revenues over the last three years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of Evergy Metro's revenues. Evergy Metro is significantly impacted by seasonality with approximately one-third of its retail revenues recorded in the third quarter. Missouri and Kansas jurisdictional retail revenues for Evergy Metro averaged approximately 55% and 45%, respectively, of total retail revenues over the last three years.

ITEM 1A. RISK FACTORS

Utility Regulatory Risks:

Prices are established by regulators and may not be sufficient to recover costs or provide for a return on investment.
The prices that the FERC, KCC and MPSC authorize the utility subsidiaries of Evergy to charge significantly influence the Evergy Companies' results of operations, financial position and cash flows.

In general, utilities are allowed to recover in customer rates costs that were prudently incurred to provide utility service, plus a reasonable return on invested capital. There can be no assurance, however, that regulators will determine costs to have been prudently incurred. Further, the amounts approved by the regulators may not be sufficient to allow for a recovery of costs or provide for an adequate return on and of capital investments. Also, amounts that were approved by regulators may be subject to existing limitations in regulatory or legislative frameworks or appealed, modified, limited or eliminated by subsequent regulatory or legislative actions. The markets that the Evergy Companies operate in could also become deregulated resulting in costs that are unable to be recovered from customers. A failure to recover costs or earn a reasonable return on invested capital for any reason could negatively impact Evergy's ability to access capital at reasonable rates, impeding Evergy's ability to invest and develop infrastructure in its service territory, and may also have a material adverse effect on the results of operations, financial position and cash flows of Evergy.

The Evergy Companies are also exposed to cost-recovery shortfalls due to the inherent "regulatory lag" in the rate-setting process. Potential cost-recovery shortfalls occur because utility rates are generally based on historical information and, except for certain situations in which regulators allow for recovery of expenses through use of a formula that tracks costs, are not subject to adjustment between rate cases. These and other factors may result in under-recovery of costs or failure to earn the authorized return on investment, or both. Effective in July 2024, Evergy Kansas Central and Evergy Metro elected into a plant-in service accounting (PISA) provision permitted by Kansas law, allowing each to defer to a regulatory asset 90% of depreciation expense and associated return on investment associated with qualifying plants additions. These deferred amounts must be included in rate base during subsequent rate proceedings. However, Evergy Kansas Central and Evergy Metro will be unable to recover deferred amounts to the extent that inclusion of the incremental regulatory asset created by PISA causes base rates to increase more than 1.5% per year. Similarly, Evergy Metro and Evergy Missouri West elected into a PISA provision permitted by Missouri law that establishes a 2.5% annual limit on increases to the revenue requirement due to the inclusion of the incremental regulatory asset created by PISA. Increased capital expenditures could cause Evergy Kansas Central, Evergy Metro or Evergy Missouri West to exceed the applicable limitation resulting in an adverse impact to the Evergy Companies' results of operations, financial position and cash flows.

Furthermore, there remains uncertainty in the near-term outlook as to whether inflation will remain elevated compared to pre-pandemic inflation rates. Increases in inflation raise the Evergy Companies' costs for labor, materials and services, and a failure to recover these increased costs could result in under-recovery.

While the inflation rate and prices have increased, the Evergy Companies, and the energy industry as a whole, have experienced an upward trend in spending, especially with respect to new generation and infrastructure investments, which is likely to continue in the foreseeable future and could result in more frequent rate cases and requests for, and the continuation of, cost recovery mechanisms. The cost recovery efforts could face resistance from customers and other stakeholders especially in a rising cost environment, whether due to inflation or high fuel prices or otherwise, and/or in periods of economic decline or hardship. Significant increases in costs also could increase financing needs and otherwise adversely affect the Evergy Companies' business, financial position, results of operation or cash flows.

The Evergy Companies' business and capital investment plan calls for significant investment in capital improvements and additions, including the construction or acquisition of additional generation and transmission facilities, interconnection with data centers and modernizing existing infrastructure. Failure to timely recover the full investment costs of capital projects, the impact of renewable energy and energy efficiency programs, the impact of tariffs and trade policy, other utility costs and expenses due to regulatory disallowances, regulatory lag or other factors could lead to increased expenses, lowered credit ratings, reduced access to capital markets, increased financing costs, lower flexibility due to constrained financial resources and increased collateral security requirements or reductions or delays in planned capital expenditures. In response to competitive, economic, political, legislative, public perception, customer affordability and regulatory pressures, Evergy's utility subsidiaries may be subject to rate moratoriums, rate refunds, limits on rate increases, lower allowed returns on investments or rate reductions, including phase-in plans designed to spread the impact of rate increases over an extended period for the benefit of customers. In addition, Transource, of which Evergy owns a 13.5% interest, is focused on the development of competitive electric transmission projects across the United States and faces similar risks with respect to projects located in regulatory jurisdictions outside of Kansas and Missouri. Any of these results could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies.

Legislative and regulatory requirements may increase costs and result in compliance penalties.
FERC, the North American Electric Reliability Corporation (NERC) and SPP have implemented and enforce an extensive set of transmission system reliability, cybersecurity and critical infrastructure protection standards that apply to public utilities. The MPSC and KCC have the authority to implement utility operational standards and requirements, such as vegetation management standards, facilities inspection requirements and quality of service standards. In addition, the Evergy Companies are also subject to health, safety and other requirements enacted by the Occupational Safety and Health Administration, the Department of Transportation, the Department of Labor and other federal and state agencies. As discussed more fully below, the Evergy Companies are also subject to numerous environmental laws and regulations, as well as laws and regulations related to nuclear power generation. The costs of complying with existing, new or modified regulations, standards and other requirements could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies. Furthermore, regulatory changes could result in operational changes that increase costs or adversely impact the Evergy Companies' prospects. In addition, failure to meet quality of service, reliability, cybersecurity, critical infrastructure protection, operational or other standards and requirements could expose the Evergy Companies to penalties, additional compliance costs or adverse rate consequences, any of which could have a material adverse impact on their results of operations, financial position and cash flows.

Environmental Risks:

Costs to comply with environmental laws and regulations, including those relating to air and water quality, waste management and hazardous substance disposal, protected natural resources and health and safety, are significant and may adversely impact operations and financial results.
The Evergy Companies are subject to extensive and evolving federal, state and local environmental laws, regulations and permit requirements relating to air and water quality, waste management and hazardous substance disposal, protected natural resources (such as wetlands, federally-listed species and other protected wildlife) and health and safety. See Item 1. Business - Environmental Matters and Note 15 to the consolidated financial statements for additional information. In general, over time these laws and regulations have become increasingly stringent and compliance with these laws and regulations require an increasing share of capital and operating resources, which may reduce the resources available for other business objectives, including capital investments.

Compliance with environmental laws, regulations and requirements requires significant capital and operating resources. Regulators may also disagree with the Evergy Companies' interpretation or application of environmental laws, regulations and requirements. The failure to comply with environmental laws, regulations and requirements could result in substantial fines, injunctive relief and other sanctions.

The EPA has begun issuing coal combustion residual (CCR) Part A and Part B rule extension application determinations for companies that applied for approval to operate unlined or clay-lined impoundments beyond April 2021. The Evergy Companies did not apply for an extension; however, the EPA's proposed determinations on applications include extensive CCR rule interpretations and compliance expectations that may impact all owners of CCR units. The new interpretations could require modified compliance plans such as different methods of CCR unit closure. Additionally, more stringent remediation requirements for units that are in corrective action or forced to go into corrective action could result in substantial costs or operational impacts.

Environmental permits are subject to periodic renewal, which may result in more stringent permit conditions and limits. New facilities, or modifications of existing facilities, may require new environmental permits or amendments to existing permits. Delays in the environmental permitting process, public opposition and challenges, denials of permit applications, limits or conditions imposed in permits and the associated uncertainty may materially adversely affect the cost and timing of projects, and thus may materially adversely affect the results of operations, financial position and cash flows of the Evergy Companies. In addition, compliance with environmental laws, regulations and requirements could alter the way assets are managed, which in turn could result in retiring assets earlier than expected, recording asset retirement obligations (AROs) or having a regulator disallow recovery of costs that had been prudently incurred in connection with those assets. There is also a risk of lawsuits alleging violations of environmental laws, regulations or requirements, claiming creation of a public nuisance or other matters, and seeking injunctions or monetary damages or other relief.

Costs of compliance with environmental laws, regulations and requirements, or fines, penalties or negative lawsuit outcomes, if not recovered in rates from customers, could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies.

Financial Risks:

Evergy's business and capital investment plans depend, in part, on the viability of data centers and large load customers interconnecting with Evergy's utility subsidiaries.
The Evergy Companies are experiencing current and projected load demands that exceed recent experience, creating a business need for new power generating resources and transmission facilities. Much of this demand is driven by interconnecting with and providing power to data centers and large load customers to serve an increasingly digital economy and to support artificial intelligence. The business and capital investment plans of the Evergy Companies are focused on meeting these current and projected needs. If these increased demands for electricity do not occur as projected or are not sustained as projected, for any reason, it could have a material adverse effect on the Evergy Companies' financial results.

Financial market volatility or declines in the Evergy Companies' credit ratings may increase financing costs and limit access to the credit markets, which may adversely affect liquidity and financial results.
The Evergy Companies rely on funds from operations and access to the capital and credit markets to fund capital expenditures and for working capital and liquidity. Volatility in capital or credit markets, increases in interest rates, deterioration in the financial condition of the financial institutions on which the Evergy Companies rely, credit rating downgrades, delays in regulatory approvals for certain financings, a decrease in the market price of Evergy's common stock or a lack of demand for securities issued by the Evergy Companies or subsidiaries could have material adverse effects on the Evergy Companies. These effects could include, among others: reduced access to capital and increased cost of borrowed funds and collateral requirements; dilution resulting from equity issuances at reduced prices; increased nuclear decommissioning trust and pension and other post-retirement benefit plan funding requirements; reduced ability to pay dividends; rate case disallowance of costs of capital; reductions in or delays of capital expenditures; delayed access to the capital markets at opportune times; and limitations in the ability of Evergy to provide credit support for its subsidiaries.

The Evergy Companies plan to continue to make significant capital investments in natural gas and renewable generation and other forms of capacity and to enhance the customer experience, improve reliability and resiliency and improve efficiency, which are expected to be funded with cash flows from operations and issuances of debt, equity and hybrid securities. If cash flows from operations are lower than expected or the costs of these capital investments are higher than expected, additional debt, equity and hybrid securities will be required to fund the investments, which, in turn, may result in a decrease in the market value of Evergy's common stock, create pressure on the Evergy Companies' credit ratings or result in a ratings downgrade and increase their cost of capital. While the Evergy Companies currently expect sufficient available debt and equity capital from public and private funding sources, there is no guarantee such sources will be available in the future. Further, Evergy Kansas Central and

Evergy Metro have outstanding tax-exempt bonds with interest rates that are determined each week. The bondholders of these tax-exempt bonds are permitted to tender the tax-exempt bonds to the issuer for purchase and, if tendered, the issuer is obligated to purchase any such bonds that cannot be remarketed to other investors, which could adversely impact liquidity. Finally, market disruption and volatility could have an adverse impact on Evergy's lenders, suppliers and other counterparties or customers, causing them to fail to meet their obligations.

Evergy is a holding company and relies on the earnings of its subsidiaries to meet its financial obligations.
Evergy is a holding company with no significant operations of its own. The primary source of funds for Evergy's payment of dividends to its shareholders and its other financial obligations is dividends paid to it by its direct subsidiaries, particularly Evergy Kansas Central, Evergy Metro and Evergy Missouri West. Evergy's subsidiaries are separate legal entities and have no obligation to provide Evergy with funds. The ability of Evergy's subsidiaries to pay dividends or make other distributions, and accordingly, Evergy's ability to pay dividends on its common stock and meet its financial obligations, principally depends on the earnings and cash flows, capital requirements and general financial position of its subsidiaries, as well as regulatory factors, financial covenants, general business conditions and other matters.

In addition, the Evergy Companies are subject to certain corporate and regulatory restrictions and financial covenants that could affect their ability to pay dividends. Under the Federal Power Act, Evergy Kansas Central, Evergy Metro and Evergy Missouri West generally can pay dividends only out of retained earnings. Each of Evergy Metro and Evergy Missouri West has committed to Missouri regulators to not pay dividends to Evergy if its credit rating falls below BBB- for S&P Global Ratings or Baa3 for Moody's Investors Service. Each of Evergy Kansas Central and Evergy Metro has committed to Kansas regulators to not pay dividends to Evergy if (i) the payment would result in an increase in the utility's debt level (excluding short-term debt and debt due within one year) above 60 percent of its total capitalization, absent approval from the KCC or (ii) if its credit rating falls below BBB- for S&P Global Ratings or Baa3 for Moody's Investors Service. Under various debt agreements, the Evergy Companies are also required to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00, which could restrict the amount of dividends the Evergy Companies are permitted to pay. Evergy cannot guarantee dividends will be paid in the future or that, if paid, dividends will satisfy announced targets or investor expectations or be paid with the same frequency as in the past. Additionally, Evergy may not declare or pay any cash dividend or distribution on its capital stock during any period in which Evergy defers interest on its outstanding junior subordinated notes.

In addition, from time to time Evergy has in the past and may in the future guarantee debt obligations of its subsidiaries. Under the financing agreements to which Evergy is a party, a guarantee of debt may be considered indebtedness for purposes of complying with financial covenants that dictate the extent to which Evergy can borrow money, and any guarantee payments could adversely affect Evergy's liquidity and ability to service its own debt obligations.

Supply chain disruptions, tariffs and inflation could negatively impact the Evergy Companies' operations and corporate strategy.
The operations and business plans of the Evergy Companies depend on the global supply chain to procure the equipment, materials and other resources necessary to build and provide services in a safe and reliable manner. The delivery of components, materials, equipment and other resources that are critical to the Evergy Companies' business operations and corporate strategy has been restricted by domestic and global supply chain uncertainty. This has resulted in the shortage of critical items. International tensions from any source, including the ramifications of regional conflict or increased tariffs, could further exacerbate the global supply chain uncertainty. These disruptions and shortages could adversely impact business operations and corporate strategy. The current presidential administration has implemented tariffs on certain imported goods and may impose additional tariffs. The constraints in the supply chain could restrict the availability and delay the construction, maintenance or repair of items that are needed to support normal operations or are required to execute on the Evergy Companies' corporate strategy for continued capital investment in utility equipment and impact the strategy to modernize its generation fleet. These disruptions and constraints could have a material adverse effect on the business, results of operations, financial position and cash flows of the Evergy Companies.

Supply chain disruptions have contributed to higher prices of components, materials, equipment and other needed commodities. An extended duration or an ongoing increase in the severity of supply chain and inflationary disruptions, including increased tariffs, could result in continued inflation, further extend lead times and result in higher cost of capital. While the Evergy Companies generally recover increases in costs from customers through rates in the Evergy Companies' regulated jurisdictions, short-term increases may not be recovered due to "regulatory lag." Failure to recover increased costs could have a material adverse effect on the business, results of operations, financial position and cash flows of the Evergy Companies. Additionally, heightened inflation raises the Evergy Companies' costs for labor, materials and services, and failure to secure these on reasonable terms may adversely impact the Evergy Companies' business, results of operations, financial position and cash flows.

Public health crises, epidemics, or pandemics could adversely affect the Evergy Companies' business functions, financial position, liquidity, and results of operations.
Public health crises, epidemics, or pandemics and any related government responses may adversely impact the economy and financial markets and could have a variety of adverse impacts on the Evergy Companies, including a decrease in revenues, increased credit loss expense; increases in past due accounts receivable balances; and access to the capital markets at unreasonable terms or rates.

Public health crises, epidemics, or pandemics and any related government responses could also impair the Evergy Companies' ability to develop, construct, and operate facilities. Risks include extended disruptions to supply chains and inflation, resulting in increased costs for labor, materials, and services, which could adversely impact the Evergy Companies' ability to implement their corporate strategy. The Evergy Companies may also be adversely impacted by labor disruptions and productivity as a result of infections, employee attrition, and a reduced ability to replace departing employees as a result of employees who leave or forego employment to avoid any required precautionary measures.

Despite the Evergy Companies' efforts to manage the impacts of public health crises, epidemics, or pandemics that may occur in the future, the extent to which they may affect them depends on factors beyond their knowledge or control. As a result, the Evergy Companies are unable to determine the potential impact any such public health crises, epidemics, or pandemics may have on their business plans and operations, liquidity, financial position, and results of operations.

Increasing costs associated with defined benefit retirement and postretirement plans, health care plans and other employee benefits could adversely affect Evergy's financial position and liquidity.
Evergy maintains defined benefit retirement and other post-retirement employee benefit plans for certain current and former employees. The costs of these plans depend on a number of factors, including the rates of return on plan assets, the level and nature of the provided benefits, discount rates, the interest rates used to measure required minimum funding levels, changes in benefit design, changes in laws or regulations and the amount of any required or voluntary contributions to the plans. The Evergy Companies have substantial unfunded liabilities under these plans. Also, if the rate of retirements exceeds planned levels, these plans experience adverse market returns on investments or interest rates fall, required or voluntary contributions to the plans could be material. In addition, changes in accounting rules and assumptions related to future costs, returns on investments, interest rates and other actuarial assumptions, including projected retirements, could have an adverse impact on the results of operations, financial position and cash flows of the Evergy Companies.

The costs of providing health care benefits to employees and retirees have increased in recent years and may continue to rise in the future. Future legislative changes related to health care could also cause significant changes to benefit programs and costs. The increasing costs associated with health care plans could have an adverse impact on the results of operations, financial position and cash flows of the Evergy Companies.

The Evergy Companies are subject to commodity and other risks associated with energy markets.
The Evergy Companies are required to maintain generation capacity that satisfies regulatory mandates and are obligated to provide power when required by the SPP or pursuant to contractual obligations. Although the Evergy Companies generally have regulatory mechanisms that allow them to recover the cost of fuel and purchased power

necessary to satisfy these requirements, regulatory or legislative actions could limit, eliminate or delay recovery of these expenses after the expenses have been incurred.

The Evergy Companies engage in the wholesale and retail sale of electricity and the wholesale purchase of electricity as part of their regulated electric operations in addition to energy marketing activities and the management of third-party generation facilities. These activities expose the Evergy Companies to risks associated with the price of electricity and other energy-related products, as well as credit exposure to their counterparties. Exposure to these risks is affected by a number of factors, including the availability and cost of fuel and power that the Evergy Companies purchase on the wholesale markets to serve customer load or to satisfy their regulatory or contractual obligations, the ability or effectiveness of strategies utilized by the Evergy Companies to hedge these risks, the extent to which the Evergy Companies may be required to post collateral for the benefit of third parties and the risk that counterparties fail to fulfill their obligations to the Evergy Companies. Market volatility can increase or create unanticipated risks. Regional transmission organizations and independent system operators may also retroactively reprice transactions following execution.

Subject to certain regulatory constraints, the Evergy Companies use derivative instruments, such as transmission congestion rights (TCRs), swaps, options, futures and forwards, to manage commodity and financial risks. Losses could be recognized as a result of volatility in the market values of these contracts, if a counterparty fails to perform or if the underlying transactions, which the derivative instruments are intended to hedge, fail to materialize. The valuation of these financial instruments can involve management's judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. The Evergy Companies cannot assure that their risk management practices will be effective or will mitigate all risks.

The results of operations, financial position and liquidity of the Evergy Companies could be materially adversely affected if the Evergy Companies fail to recover, or experience a delay in the recovery of, fuel and purchased power expenses; if the Evergy Companies fail to adequately hedge or mitigate commodity or energy market risks; if the Evergy Companies are required to provide collateral in amounts greater than planned; if energy marketing transactions are retroactively repriced; or if counterparties fail to fulfill obligations to the Evergy Companies.

Tax legislation and an inability to utilize tax credits could adversely impact results of operations, financial position and liquidity.

Tax laws and regulations can adversely affect, among other things, financial results, liquidity, credit ratings and the valuation of assets, such as deferred income tax assets. The Evergy Companies regularly assess their ability to utilize tax benefits, including those in the form of net operating loss (NOL), tax credit and other tax carryforwards, that are recorded as deferred income tax assets on their balance sheets to determine whether a valuation allowance is necessary. A reduction in, or disallowance of, these tax benefits could have an adverse impact on the financial results and liquidity of the Evergy Companies.

Changes in corporate tax rates or policy changes, as well as any inability to generate enough taxable income in the future to utilize all tax benefits before they expire, could have an adverse impact on the results of operations, financial position and liquidity of the Evergy Companies. In addition, the Evergy Companies construct and operate renewable energy facilities that generate tax credits that reduce federal income tax obligations. The Evergy Companies are also eligible under current law for production tax credits related to the generation of electricity from nuclear energy. The One Big Beautiful Bill Act (OBBBA) was signed into law on July 4, 2025. The OBBBA, among other things, changed most of the federal renewable energy initiatives. Furthermore, the amount of tax credits is dependent on several factors, including the amount of electricity produced and the applicable tax credit rate. A variety of factors, including transmission constraints, IRS interpretation on eligibility as well as the calculation of the credits, a change in law or regulation, the ability to timely complete construction of renewable energy facilities, adverse weather conditions and breakdown or failure of equipment, could significantly reduce these tax credits, which could have an adverse impact on the results of operations and financial position of the Evergy Companies.

The anticipated benefits of the Evergy Companies' strategy may not be realized.
The Evergy Companies' strategy includes maintaining rigorous cost management and planned increases in capital investment levels to meet expected electricity demand growth and economic development in their service territory. The Evergy Companies' strategy also includes a different mix of capital investments than has been pursued in the past, including significant capital investments in natural gas and renewable generation and battery storage capacity. The Evergy Companies' strategy is expected to result in the modernization and expansion of the generation fleet to support economic expansion in Kansas and Missouri and, as reflected in their IRPs, is expected in the future to be accompanied by the retirement of older coal-fired generation units and/or conversion of coal-fired generation resources to natural gas. If regulators determine that the modernization and expansion of the generation fleet or the retirement or conversion of coal generation facilities were not prudent, they could prohibit the Evergy Companies from recovering, or earning a return on, the investments in those facilities that were prudent when the investments were originally made. This concept is known as a "stranded asset," and generation retirements or conversion outside of those contemplated in the IRP increase the risk that regulators will disallow the recovery of otherwise prudent investments. In addition, the Evergy Companies may in the future utilize legislative mechanisms known as securitization to facilitate the retirement of coal-fired generation, which will eliminate future returns on the investment that was originally made by the Evergy Companies in those coal-fired generating facilities and reduce the Evergy's Companies' results of operations and financial position.

No assurance can be given that the expected electricity demand growth and economic development in the Evergy Companies' service territory will occur, or that the Evergy Companies will be successful in implementing their strategy in a timely manner or at all, and a failure to do so could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies and have an adverse impact on the price of Evergy's common stock.

The price of Evergy common stock may experience volatility.
The price of Evergy common stock may be volatile. Some of the factors that could affect the price of Evergy common stock are Evergy's earnings; the ability of the Evergy Companies to implement their strategic plan; the ability of Evergy to deploy capital; actions by regulators including authorized return on equity and equity capital structure levels that could impact the ability to attract capital; anticipated demand for electricity from large load customers not occurring as projected or not sustained as projected; and statements in the press or investment community about the Evergy Companies' strategy, earnings per share or growth prospects, results of operations or financial position. Negative perceptions or publicity from increasing scrutiny of environmental, social and governance practices could also adversely impact Evergy's stock price. Also, individuals or entities, such as activist shareholders and special interest groups, may seek to influence the Evergy Companies' strategic plan or take other actions that could disrupt the Evergy Companies' business, financial results or operations and could adversely impact Evergy's stock price. In addition, the Evergy Companies operate almost exclusively in Kansas and Missouri and this concentration may increase exposure to risks arising from unique local or regional factors. Furthermore, domestic and international market conditions and economic factors and political events unrelated to the performance of Evergy (including geopolitical conflicts) may also affect Evergy's stock price. For these reasons, shareholders should not rely on historical trends in the price of Evergy common stock to predict the future price of Evergy's common stock.

Evergy has recorded goodwill that could become impaired and adversely affect financial results.
As required by generally accepted accounting principles (GAAP), Evergy recorded a significant amount of goodwill on its balance sheet in connection with completion of the merger that resulted in the formation of Evergy. Evergy assesses goodwill for impairment on an annual basis or whenever events or circumstances occur that would indicate a potential for impairment. If goodwill is deemed to be impaired, Evergy may be required to incur non-cash charges that could materially adversely affect its results of operations.

Customer and Weather-Related Risks:

Evergy is subject to wildfire risk.
Wildfires have the potential to negatively affect communities within the Evergy Companies' service territories and the surrounding areas, as well as its network of electric transmission and distribution lines and facilities. The

possibility of wildfires and the risk of damage to the Evergy Companies' network and facilities resulting therefrom may be exacerbated by severe weather events and the effects of climate change. The continued expansion of the wildland-urban interface has also increased wildfire risk to communities in the Evergy Companies' service territories. While the Evergy Companies proactively take steps to mitigate wildfire risk in the areas of its electrical assets, wildfire risk is always present. Kansas has enacted legislation that partially mitigates wildfire-related liability exposure for Kansas public utilities by establishing a two-year statute of limitations for wildfire-related claims and imposing a cap on punitive damages awarded under a fire-related claim. The law also requires plaintiffs to prove fire-related claims by a preponderance of the evidence. Despite these statutory limitations, the Evergy Companies could still be held liable for damages incurred as a result of wildfires or incur reputational harm if it was determined that the wildfires were caused by or enhanced due to any fault of the Evergy Companies. In addition, while the Evergy Companies maintain wildfire insurance, insurance coverage may not be sufficient to cover all losses the Evergy Companies may incur as a result of wildfires. Wildfires could also lead to significant financial distress, credit rating downgrades, limits on the ability to access capital markets and further increased costs for wildfire insurance or lack of availability thereof. Insufficient wildfire insurance coverage, increased wildfire insurance costs and a lack of wildfire insurance availability could adversely impact the Evergy Companies' results of operations, financial position and cash flows. Furthermore, any damage caused to the Evergy Companies' assets, loss of service to customers or liability imposed as a result of wildfires could negatively impact Evergy's results of operations, financial position and cash flows.

Changes in electricity consumption could have a material adverse effect on Evergy's results of operations, financial position and cash flows.

Change in customer behaviors in response to energy efficiency programs, changing conditions and preferences or changes in the adoption of technologies could affect the consumption of energy by customers. Federal and state programs exist to influence the way customers use energy and regulators have mandates to promote energy efficiency. Conservation programs and customers' level of participation in the programs could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies.

Technological advances, energy efficiency and other energy conservation measures have reduced and will continue to reduce customer electricity consumption. The Evergy Companies predominately generate electricity at central station power plants to achieve economies of scale and produce electricity at a competitive cost. Self-generation and distributed generation technologies, including microturbines, wind turbines, fuel cells and solar cells, as well as those related to the storage of energy produced by these systems, have become economically competitive with the manner and price at which the Evergy Companies sell electricity. There is also a perception that generating or storing electricity through these technologies is more environmentally friendly than generating electricity with fossil fuels. Increased adoption of these technologies could reduce electricity demand and the pool of customers from whom fixed costs are recovered, resulting in under recovery of the fixed costs of the Evergy Companies. Increased self-generation and the related use of net energy metering, which allows self-generating customers to receive bill credits for surplus power, could put upward price pressure on remaining customers. If the Evergy Companies are unable to adjust to reduced electricity demand and increased self-generation and net energy metering, their results of operations, financial position and cash flows could be adversely affected.

Changes in customer electricity consumption due to sustained financial market disruptions, downturns or sluggishness in the economy or other factors may also adversely affect the results of operations, financial position and cash flows of the Evergy Companies.

Weather is a major driver of the results of operations, financial position and cash flows of the Evergy Companies and the Evergy Companies are subject to risks associated with climate change.

Weather conditions directly influence the demand for and price of electricity. The Evergy Companies are significantly impacted by seasonality, and, due to energy demand created by air conditioning load, their highest revenues are typically recorded in the third quarter. Unusually mild winter or summer weather can adversely affect sales. In addition, severe weather and events, including tornados, snow, fire, rain, flooding, drought and ice storms, can be destructive and cause outages and property damage that can result in increased expenses, lower revenues and additional restoration costs. Storm reserves established by the Evergy Companies may be insufficient and rates may not be adjusted in a timely manner, or at all, to recover these costs. Additionally, because many of the Evergy

Companies' generating stations utilize water for cooling, low water and flow levels can increase maintenance costs at these stations, result in limited power production and require modifications to plant operations. High water conditions can also impair planned deliveries of fuel to generating stations or otherwise adversely impact the ability of the Evergy Companies to operate these stations. Climate change may produce more frequent or severe weather events, such as storms, droughts or floods. These events could lead to unforeseen changes in water supply quality and create additional costs related to water treatment and complying with environmental discharge requirements. Climate change events could also impact the economic health of the Evergy Companies' service territories. An increase in the frequency or severity of extreme weather events or a deterioration in the economic health of the Evergy Companies' service territories could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies.

Additionally, the Evergy Companies have been increasing their renewable resources and expect to continue to add renewable capacity in the future. The production of energy from wind and solar facilities depends heavily on suitable weather conditions, which are variable. When wind or solar conditions are unfavorable or below estimates, electricity production can be substantially below expectations.

In addition, policy, legal and regulatory efforts to influence climate change, such as efforts to reduce GHG emissions, impose a tax on emissions and create incentives for low-carbon generation and energy efficiency, could result in reduced sales and require significant costs to respond to such efforts. These efforts could also result in the early retirement of generation facilities, which could result in stranded costs if regulators disallow recovery of investments that were prudent when originally made and included in rates. Evergy has a goal to achieve net-zero CO_2e emissions, for scope 1 and 2 emissions, by 2050 through the responsible transition of the Evergy Companies' generation fleet. This time frame is consistent with the majority of industry peers with stated net-zero emissions goals. The trajectory and timing of achieving emissions reductions and the 2050 goal are expected to be dependent on the evolution of Evergy's IRPs and many external factors, including enabling technology developments, trends in the total demand for electricity, the reliability of the power grid, availability of transmission capacity, supportive energy policies and regulations, and other factors. These external factors are outside of Evergy's direct control, and without these enabling factors, Evergy cannot be confident in achieving its net-zero carbon reduction goal. Any of the foregoing could adversely affect the results of operations, financial position and cash flows of the Evergy Companies and the market prices of Evergy's common stock.

Operational Risks:

The Evergy Companies are exposed to risks associated with the ownership and operation of a nuclear generating unit, which could adversely impact the Evergy Companies' business and financial results.
Evergy indirectly owns 94% of Wolf Creek, with Evergy Kansas South and Evergy Metro each owning 47% of the nuclear plant. Such ownership exposes the Evergy Companies to various risks unique to the nuclear industry. Damages, decommissioning or other costs could exceed the Evergy Companies' ability to recover such costs through rates or other mechanisms such as decommissioning trust assets or through external insurance coverage, including statutorily required nuclear incident insurance. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities, including Wolf Creek. In the event of non-compliance, the NRC has the authority to impose fines, shut down the facilities, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Additionally, the non-compliance of other nuclear facility operators with applicable regulations or the occurrence of a serious nuclear incident anywhere in the world could result in increased regulation of the nuclear industry. Such events could increase Wolf Creek's costs and impact the financial results of the Evergy Companies or result in a shutdown of Wolf Creek.

An extended outage of Wolf Creek, whether resulting from NRC action, an incident at the plant or otherwise, could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies in the event replacement power, damages, and other costs exceed or are not recovered through rates, insurance or decommissioning trust assets. If a long-term outage occurred, the state regulatory commissions could reduce rates by excluding the Wolf Creek investment from rate base. Wolf Creek commenced operations in 1985 and the age of Wolf Creek may increase the risk of unplanned outages and may result in higher maintenance costs.

On an annual basis, Evergy Kansas South and Evergy Metro are required to contribute money to tax-qualified trusts that were established to pay for decommissioning costs at the end of the unit's life. The amount of contributions varies depending on estimates of decommissioning expenses and projected return on trust assets. If the actual return on trust assets is below the projected level or actual decommissioning costs are higher than estimated, Evergy Kansas South and Evergy Metro could be responsible for the balance of funds required and may not be allowed to recover the balance through rates.

The Evergy Companies are also exposed to other risks associated with the ownership and operation of a nuclear generating unit, including, but not limited to, (i) potential liability associated with the potential harmful effects on the environment and human health resulting from the operation of a nuclear generating unit, (ii) the storage, handling, disposal and potential release (by accident, through third-party actions or otherwise) of radioactive materials and (iii) uncertainties with respect to contingencies and assessments if insurance coverage is inadequate. Under the structure for insurance among owners of nuclear generating units, Evergy Kansas South and Evergy Metro are also liable for potential retrospective premium assessments (subject to a cap) per incident at any commercial reactor in the country and losses in excess of insurance coverage.

In addition, Wolf Creek is reliant on a sole supplier for nuclear fuel assembly fabrication and related services. The supplier has in the past been the subject of Chapter 11 reorganization proceedings, and an extended outage of Wolf Creek could occur if the supplier is not able to perform under its contracts with Wolf Creek. Switching to another supplier could take an extended amount of time and would require NRC approval. An extended outage at Wolf Creek could affect the amount of Wolf Creek investment included in customer rates and could have a material adverse effect on the Evergy Companies' financial results.

Operational risks may adversely affect the Evergy Companies.

The operation of electric generation, transmission, distribution and information systems involves many risks, including breakdown or failure of equipment; aging infrastructure; employee error or contractor or subcontractor failure; problems that delay or increase the cost of returning facilities to service after outages; limitations that may be imposed by equipment conditions or environmental, safety or other regulatory requirements; fuel supply or fuel transportation reductions or interruptions; labor disputes; difficulties with the implementation or operation of information systems; transmission scheduling constraints; and catastrophic events such as fires, floods, droughts, explosions, terrorism or acts of war, severe weather, pandemics, cyberattacks or other similar occurrences. Many of the Evergy Companies' generation, transmission and distribution resources are aged, which increases the risk of unplanned outages, reduced generation output and higher maintenance expense. Any equipment or system outage or constraint can, among other things, reduce sales, increase costs and affect the ability to meet regulatory service metrics, customer expectations and regulatory reliability and security requirements.

The Evergy Companies have general liability and property insurance to cover a portion of their facilities, but such policies do not cover transmission or distribution systems, are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at reasonable costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any facilities may not be sufficient to restore the loss or damage. Certain insurers are also choosing to limit their exposure to companies with coal-fired generation, which may result in increased premiums and reduced scope of coverage. These and other operating events may reduce revenues or increase costs, or both, and could have a material adverse effect on the results of operations, financial position and cash flows of the Evergy Companies.

Physical and cybersecurity breaches, criminal activity, terrorist attacks, acts of war and other disruptions to facilities or technology infrastructure could interfere with operations, expose the Evergy Companies or their customers or employees to a risk of loss, expose the Evergy Companies to legal or regulatory liability and cause reputational and other harm.

The Evergy Companies rely upon technology networks and systems to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including the generation, transmission and distribution of electricity, supply chain functions and the invoicing and collection of payments from customers. The Evergy Companies also use technology networks and systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. These networks and systems are in some cases owned or managed by third-party service providers. In the ordinary course of business, the Evergy Companies collect, store and transmit sensitive data including operating information, proprietary business information and personal information belonging to customers and employees.

The Evergy Companies' technology networks and infrastructure, as well as the networks and infrastructure belonging to third-party service providers, are vulnerable to damage, disruptions or shutdowns due to attacks or breaches by hackers or other unauthorized third parties; error or malfeasance by employees, contractors or service providers; unintended consequences related to software or hardware upgrades, additions or replacements; malicious software code; vulnerabilities in third-party software code; telecommunication failures; the lack of availability of qualified employees and contractors; natural disasters or other catastrophic events; or criminal activity, terrorist attacks or acts of war. The Evergy Companies use technology to enable remote-working arrangements, which may increase or expose previously unknown vulnerabilities. Public reports have indicated an increase in cyberattacks in general due, in part, to employees working remotely and the proliferation of the different ways in which people interact with their technology infrastructure.

The occurrence of any of these events could, among other things, impact the reliability or safety of the Evergy Companies' generation, transmission and distribution systems and information systems; result in the erasure of data or render the Evergy Companies' equipment, or the equipment of third-party service providers, unusable; impact the Evergy Companies' ability to conduct business in the ordinary course; reduce sales; expose the Evergy Companies and their customers, employees and vendors to a risk of loss or misuse of information; result in legal claims or proceedings, liability or regulatory penalties; damage the Evergy Companies' reputation; or otherwise harm the Evergy Companies' results of operations, financial position and cash flows. The Evergy Companies can provide no assurance that they will be able to identify and remediate all security or system vulnerabilities or that unauthorized access or error will be identified and remediated.

The Evergy Companies are subject to laws and rules issued by multiple government agencies concerning cybersecurity and safeguarding their customer and business information. For example, NERC has issued comprehensive regulations and standards surrounding the security of the bulk power system, including both physical and cybersecurity, and continually evaluates the necessity for updates and new requirements with which the Evergy Companies must comply. The Evergy Companies are subject to recurring, independent, third-party audits with respect to adherence to these regulations and standards. The NRC also has issued regulations and standards related to the protection of critical digital assets at nuclear power plants. Compliance with NERC and NRC rules and standards, and rules and standards promulgated by other regulatory agencies from time to time or future legislation, will increase the Evergy Companies' compliance costs and their exposure to the potential risk of violations of these rules, standards or future legislation, which includes potential financial penalties. Furthermore, the non-compliance by other utilities subject to similar regulations or the occurrence of a serious security event at other utilities could result in increased regulation or oversight, both of which could increase the Evergy Companies' costs and adversely impact their financial results.

Additionally, the Evergy Companies cannot predict the impact that any future technology or malicious attack may have on the energy industry in general. The electric utility industry, both within the United States and internationally, has experienced physical and cybersecurity attacks on energy infrastructure such as power plants, substations and related assets in the past, and there will likely be more attacks in the future. Geopolitical matters, including terrorist attacks and acts of war, may increase the likelihood of such attacks. The Evergy Companies have been subject to attempted cyberattacks from time to time, and will likely continue to be subject to such attempted attacks, but these prior attacks have not had a material impact on their operations. However, because technology is increasingly complex and cyber-attacks are increasingly sophisticated and more frequent, there can be no assurance that such incidents will not have a material adverse effect on the Evergy Companies in the future. The Evergy Companies' facilities and systems could be direct targets or indirect casualties of such attacks. The effects of such attacks could include disruption to the Evergy Companies' generation, transmission and distribution, and information systems or to the electrical grid in general, reduced sales and could increase the cost of insurance coverage. Furthermore, although the Evergy Companies maintain information security risk insurance coverage, such insurance may not be adequate to cover any associated losses. Any of the foregoing could have a material adverse impact on the Evergy Companies' results of operations, financial position and cash flows.

Artificial intelligence (AI) is an emerging area of technology that has the potential to impact various aspects of the Evergy Companies' business operations and customer interactions.
Generative AI technologies are still in their early stages of development and deployment. Ineffective or inadequate AI development or deployment practices by Evergy, its subsidiaries or third-party vendors could result in unintended consequences. While the Evergy Companies seek contractual protections with its third-party vendors regarding the use of AI technology, the Evergy Companies may not have full awareness of, or control or visibility over the quality, performance, security or compliance of the products and services that incorporate AI-related technology used by such vendors. AI algorithms that the Evergy Companies or its third-party vendors use may be flawed or may be based on datasets that are biased or insufficient. These limitations or failures, or inaccurate results generated as a result of the Evergy Companies' employees', contractors' or vendors' use or misuse of generative AI technologies could lead to operational interruptions or otherwise adversely affect the Evergy Companies' business, reputation or financial results. Developing, testing and deploying resource-intensive AI systems may require additional investment and increase the Evergy Companies' costs.   In addition, the rapidly evolving nature of AI technologies may cause new laws and regulations to be enacted which could dramatically affect business practices, including the costs to comply with such new laws and regulations. The future development of AI technologies and the nature of any related new laws and regulations, and their costs and consequences, cannot be reasonably predicted at this time.

The cost and schedule of capital projects, including the construction of new natural gas and renewable generating facilities, may materially change and expected performance may not be achieved.
The Evergy Companies' business is capital intensive and includes significant construction projects. The risks of any capital project include: actual costs may exceed estimated costs; regulators may disallow, limit or delay the recovery of all or part of the cost of, or a return on, a capital project; increased inflation or the imposition of tariffs on imported goods may render previously estimated costs to be inaccurate; delays due to regulatory or judicial action; risks associated with the capital and credit markets to fund projects; delays in receiving, or failure to receive, necessary permits, approvals and other regulatory authorizations; unforeseen engineering problems or changes in project design or scope; the failure of suppliers and contractors to perform as required under their contracts; inadequate availability or increased cost of labor or materials, including commodities such as steel, copper and aluminum that may be subject to uncertain or increased tariffs; inclement weather; new or changed laws, regulations and requirements, including environmental and health and safety laws, regulations and requirements; and other events beyond the Evergy Companies' control may occur that may materially affect the schedule, cost and performance of these projects.

The completion of capital projects, including the construction of natural gas and renewable generating facilities, involves substantial risks that could materially affect the Evergy Companies' financial condition, results of operations, or liquidity. The Evergy Companies' ability to complete capital projects in a timely and cost-effective manner and within budget is contingent upon many variables including on the availability of adequate internal and external resources, such as employees and qualified contractors and the availability of materials. The Evergy Companies have selected a single vendor to supply the power island equipment to its new natural gas plants. The Evergy Companies face the potential of project delays if the vendor is unable to meet contractual deadlines. Causes and impacts could include material constraints or disruptions, financial hardship, geopolitical issues, or permitting issues. The Evergy Companies have entered into certain equipment purchases ahead of regulatory approval in an attempt to adhere to anticipated project timelines and expected completion dates. If any of these projects are canceled for any reason, including failure to receive necessary regulatory approvals, supply chain issues and/or siting or environmental permits, significant cancellation penalties under the equipment purchase orders and construction contracts could occur. In addition, if any construction work or investments have been recorded as an asset, an impairment may need to be recorded in the event the project is canceled. These events could increase costs and have a material adverse impact on the Evergy Companies' results of operations, financial position and cash flows. See Part II, Item 7, MD&A - Liquidity and Capital Resources - Capital Expenditures for additional information.

These and other risks could also cause the Evergy Companies to defer or limit capital expenditures, materially increase the costs of capital projects, incur penalties from the SPP for insufficient capacity reserve margins, delay the in-service dates of projects, adversely affect the performance of the projects and require the purchase of electricity on the wholesale market, at potentially more expensive prices, until the projects are completed. These risks may have a material adverse impact on the Evergy Companies' results of operations, financial position and cash flows.

Failure to attract and retain an appropriately qualified workforce or to maintain satisfactory collective bargaining agreements could negatively impact the Evergy Companies' business and operations and adversely impact the Evergy Companies' results of operations, financial position and cash flows.

The Evergy Companies' workforce includes professional, managerial and technical employees. Failure to attract and retain qualified talent, successfully transition retirements with adequate replacements, or source qualified contractors could impede the Evergy Companies' strategy and/or adversely impact the Evergy Companies' ability to execute on their strategy. For example, certain skills, such as those related to construction, maintenance and repair of transmission and distribution systems are in high demand and have a limited supply. Evergy competes for qualified employees with these skills on a national level.

A significant portion of the Evergy Companies' workforce is represented by five local unions of the IBEW and one local union of the UGSOA. The Evergy Companies currently have labor agreements that expire at varying times from 2026 through 2028. A failure to successfully negotiate these collective bargaining agreements could result in a labor disruption and have an adverse impact on the Evergy Companies' operations and results of operations.

The Evergy Companies' strategic plan includes enhanced technology and transmission and distribution investments and a reduction in reliance on coal-fired generation. The Evergy Companies will need to attract and retain personnel that are qualified to implement the Evergy Companies' strategy and may need to retrain or reskill certain employees to support the Evergy Companies' long-term objectives. A failure to attract and retain qualified employees, retrain or reskill existing employees and maintain satisfactory collective bargaining agreements could have an adverse impact on the results of operations, financial position and cash flows of the Evergy Companies.

The structure of the regional power market in which the Evergy Companies operate could have an adverse effect on their results of operations, financial position and cash flows.

Evergy Kansas Central, Evergy Metro and Evergy Missouri West are members of the SPP regional transmission organization, and each has transferred operational authority (but not ownership) of their transmission facilities to the SPP. The SPP's Integrated Marketplace determines which generating units among market participants should run, within the operating constraints of a unit, at any given time. The SPP's rules are primarily designed to provide for maximum cost-effectiveness. If Evergy Kansas Central's, Evergy Metro's or Evergy Missouri West's generating resources are not dispatched, each could experience decreased levels of wholesale electricity sales.

The Evergy Companies' strategic plan includes adding a significant amount of natural gas and renewable generation. Transmission constraints and delays in the transmission planning and construction processes could impair the ability of the Evergy Companies to sell and transmit electricity generated by these generation facilities, which could have an adverse impact on the results of operations, financial position and cash flows of the Evergy Companies.

In addition, the rules governing the various regional power markets, including the SPP, may change from time to time and such changes could impact the costs and revenues of the Evergy Companies.

Litigation Risks:

The outcome of legal proceedings cannot be predicted. An adverse finding could have a material adverse effect on the Evergy Companies' results of operations, financial position and cash flows.

The Evergy Companies are parties to various lawsuits and regulatory proceedings in the ordinary course of their respective businesses. The outcome of these matters cannot be determined, nor, in many cases, can the liability that could potentially result from each case be reasonably estimated. The liability that the Evergy Companies may incur with respect to any of these cases may be in excess of amounts currently accrued and insured against with respect to such matters and could have a material adverse effect on the financial results for the Evergy Companies.

Environmental, Social and Governance Risks:

The Evergy Companies are subject to risks relating to environmental, social and governance (ESG) matters that could adversely affect their reputation, business, financial position and results of operations.
The Evergy Companies are subject to a variety of risks, including reputational risk, associated with ESG issues. The public holds diverse and often conflicting views on ESG topics. The Evergy Companies have multiple stakeholders, including their shareholders, customers, associates, federal and state regulatory authorities and the communities in which they operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. If the Evergy Companies take action in conflict with one or another of those stakeholders' expectations, they could experience an increase in customer complaints, a loss of business or reputational harm. The Evergy Companies could also face negative publicity or reputational harm based on the identity of those with whom they choose to do business. Any adverse publicity in connection with ESG issues could damage their reputation, ability to attract new customers and retain employees, compete effectively and grow their business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies are integrating ESG factors into their investment analysis. The consideration of ESG factors in making investment and voting decisions is relatively new and evolving. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of the Evergy Companies' actual ESG policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to the Evergy Companies. If the Evergy Companies fail to comply with specific ESG-related investor or stakeholder expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), their reputation, business, financial position and/or results of operations could be negatively impacted.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Evergy Companies utilize an enterprise risk management framework to identify, evaluate and minimize risks. Risk management personnel meet annually with subject matter experts and each board member to identify and assess enterprise risk and also confer with each board member about the Evergy Companies' risk management profile. Evergy's Board has assigned primary oversight of enterprise risk management practices to the Audit Committee of the Evergy Board. At least annually, the Audit Committee reviews and discusses with management the Evergy Companies' enterprise risk management policies, processes, and frameworks, including conclusions reached regarding risk assessment and risk management.

Certain significant risks identified by the enterprise risk management process, such as cybersecurity, have a cross-functional team assigned to assess and manage the specific risk and may have oversight by a committee other than the Audit Committee. The Senior Vice President, Chief Technology Officer (CTO) and Senior Vice President, Chief Nuclear Officer (CNO), have overall accountability for the assessment, identification and management of cybersecurity risks on behalf of the Evergy Companies and Wolf Creek, respectively, subject to review by the Evergy Board and its committees. The CTO and CNO leverage the input and operations of the security management and operations team within each organizational structure. The security teams, comprised of cybersecurity professionals, lead the daily cyber risk mitigation efforts including cyber training of the workforce, threat monitoring, identification of potential cyber events and applicable compliance obligations. See Part I, Item 1, Business – Information about Evergy's Executive Officers for a description of the CTO's and CNO's experience.

The Evergy Board has assigned primary oversight of cybersecurity risk to the Operations Committee of the Evergy Board. At each Operations Committee meeting, the CTO presents the Evergy Companies' cybersecurity metrics and scorecard performance; global, industry and Evergy-specific cybersecurity news; third-party assessments of the Evergy Companies' cybersecurity program; and industry benchmarking results. The Operations Committee meets regularly throughout the year and may meet more frequently or otherwise be informed of cybersecurity risk and incident information as needed. The CNO discusses with the Operations Committee risks specific to Wolf Creek, including cybersecurity risk. At least once each year, the Evergy Board receives a report from management on key business and compliance risks and related mitigation plans, and management discusses cybersecurity matters with the Evergy Board in connection with this report. The Evergy Companies also have a Security and Business Continuity Committee made up of internal security experts and several Evergy corporate officers. This committee meets bi-monthly to discuss relevant security and business continuity issues.

The Evergy Companies' risk mitigation function utilizes the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF), the United States Department of Energy Cyber Capability Maturity Model (C2M2) standard and components of National Institute of Standards and Technology Risk Management Framework (NIST RMF) for a comprehensive, flexible and risk-based approach to managing risk from cybersecurity threats that integrates, security, privacy and cyber supply chain risk management activities. The NIST RMF considers effectiveness, efficiency and constraints due to applicable laws and regulations.

The Evergy Companies' cybersecurity organization uses the NIST CSF to model the security program. The Evergy Companies have implemented a layered defense model to protect against cyber intrusions and attacks. One layer of defense is Evergy's employees and their abilities to detect and respond to phishing attempts. Evergy conducts annual security awareness training and monthly phishing simulations. Employees that perform poorly in the phishing simulations are subject to additional training and disciplinary action. Other defense layers include firewalls at both the network and application layers, network segmentation, email scanning, multi-factor authentications, cloud security monitoring, in addition to other defensive layers. Several of the Evergy Companies' security tools employ AI and machine learning to enhance their respective capabilities. The Evergy Companies employ security practitioners with cybersecurity and information technology degrees and certifications and with extensive experience, with several holding federal government clearances. The Evergy Companies have a 24-hour Security Operations Center that monitors for security events and the Evergy Companies frequently engage with multiple third parties to analyze network traffic. Further, the Evergy Companies regularly and as needed engage cybersecurity consultants and third parties to assist with the identification, assessment and mitigation of cybersecurity risks and assessment of the Evergy Companies' risk mitigation practices. These services include, but are not limited to, the identification of vulnerabilities, penetration testing and assessment of the cybersecurity program to both validate effectiveness and also identify any areas for improvement.

Cybersecurity incidents are identified and mitigated by cybersecurity incident response plans that detail any actions to be taken when a cybersecurity incident occurs. The cybersecurity incident response plans define the organization, roles and responsibilities of the teams tasked with mitigating the impact of the cybersecurity incident. They define repeatable processes for responding to cybersecurity incidents; ensure communication to the CTO and CNO, as appropriate; minimize the impact to customer and business operations; coordinate response activities with external organizations; decrease the likelihood of reoccurrence and ensure regulatory reporting occurs, among other objectives. If warranted, the incident response plan may trigger the activation of the Crisis Management Team, a subset of officers who lead corporate functions and would collectively perform impact assessment and provide decision-making guidance as a component of the Crisis Management Plan within the Evergy Companies' business continuity and disaster recovery plans. Both the incident response plan and crisis management plan are practiced on an annual basis. In addition, the Evergy Companies share network traffic with federal and state agencies to assist with the identification and mitigation of cybersecurity incidents. The Evergy Companies participate in federal and industry information sharing programs, such as the Cybersecurity and Infrastructure Security Agency to assist in the exchange of cybersecurity-related information, analysis and incident mitigation techniques. On at least an annual basis, cross-functional teams and executive management participate in a simulated cybersecurity incident exercise and the Evergy Companies regularly simulate cybersecurity incidents, including phishing attacks, to assess organizational readiness. In addition to a bi-annual internal assessment, the NRC inspects Wolf Creek's processes to validate the effectiveness of the program to protect Wolf Creek from cybersecurity threats.

In addition, the Evergy Companies review many third parties with whom the Evergy Companies do business to understand and evaluate potential cybersecurity risks of engaging the third party and work with the third party to appropriately mitigate identified risks, as needed. Among other measures, certain third parties are required to have processes in place to mitigate risk that data would be compromised, to become aware of cybersecurity incidents and to promptly notify the Evergy Companies of any cybersecurity incidents. Generally, the Evergy Companies retain the right to perform an assessment, audit, examination or review of all controls in the third parties' environment to monitor compliance with applicable cybersecurity agreements. The Evergy Companies may decide not to move forward with a third party that does not meet security requirements.

While the Evergy Companies have a cybersecurity program designed to protect and preserve the integrity of their information systems, the Evergy Companies also maintain cybersecurity insurance to manage financial statement risk resulting from specific cyber-attacks. Although the Evergy Companies maintain cybersecurity insurance, there can be no guarantee that the Evergy Companies' insurance coverage limits will protect against any future claims or that such insurance proceeds will be paid in a timely manner.

The Evergy Companies have been subjected to attempted cyber-attacks from time to time, and will likely continue to be subject to such attempted attacks, but these prior attacks have not had a material impact on the Evergy Companies' operations or financial results to date. However, because technology is increasingly complex and cyber-attacks are increasingly sophisticated and more frequent through the use of such tools as AI, there can be no assurance that such incidents will not have a material adverse effect on the Evergy Companies in the future. See Item 1A. Risk Factors – Operational Risks for additional information.

ITEM 2. PROPERTIES

Generation Resources

Station	Unit No.	Location	Year Completed	Fuel	Unit Capability (MW) By Owner[a]					Total Generation and Renewable Purchased Power
					Evergy Kansas Central	Evergy Metro	Evergy Missouri West	Total Company Generation	Renewable Purchased Power	
Renewable Generation:										
Central Plains		Kansas	2009	Wind	99	—	—	99	—	99
Flat Ridge		Kansas	2009	Wind	50	—	—	50	44 (b)	94
Flat Ridge 3		Kansas	2021	Wind	—	—	—	—	128 (b)	128
Western Plains		Kansas	2017	Wind	281	—	—	281	—	281
Meridian Way		Kansas	2008	Wind	—	—	—	—	96 (b)	96
Ironwood		Kansas	2012	Wind	—	—	—	—	168 (b)	168
Post Rock		Kansas	2012	Wind	—	—	—	—	201 (b)	201
Cedar Bluff		Kansas	2015	Wind	—	—	—	—	199 (b)	199
Kay Wind		Oklahoma	2015	Wind	—	—	—	—	200 (b)	200
Soldier Creek		Kansas	2020	Wind	—	—	—	—	300 (b)	300
Ninnescah		Kansas	2016	Wind	—	—	—	—	208 (b)	208
Kingman 1		Kansas	2016	Wind	—	—	—	—	37 (b)	37
Kingman 2		Kansas	2016	Wind	—	—	—	—	103 (b)	103
Rolling Meadows		Kansas	2010	Landfill Gas	—	—	—	—	6 (b)	6
Hutchinson Solar		Kansas	2017	Solar	—	—	—	—	1 (b)	1
Ponderosa		Oklahoma	2020	Wind	—	—	—	—	178 (c)	178
Cimarron II		Kansas	2012	Wind	—	—	—	—	131 (d)	131
Cimarron Bend III		Kansas	2020	Wind	—	—	—	—	150 (e)	150
Spearville 1		Kansas	2006	Wind	—	101	—	101	—	101
Spearville 2		Kansas	2010	Wind	—	48	—	48	—	48
Spearville 3		Kansas	2012	Wind	—	—	—	—	101 (d)	101
Gray County		Kansas	2001	Wind	—	—	—	—	110 (f)	110
Ensign		Kansas	2012	Wind	—	—	—	—	99 (f)	99
Waverly		Kansas	2016	Wind	—	—	—	—	200 (d)	200
Slate Creek		Kansas	2015	Wind	—	—	—	—	150 (d)	150
Rock Creek		Missouri	2017	Wind	—	—	—	—	300 (g)	300
Osborn		Missouri	2016	Wind	—	—	—	—	201 (g)	201
Pratt		Kansas	2018	Wind	—	—	—	—	243 (g)	243
Greenwood Solar		Missouri	2016	Solar	—	—	3	3	—	3
Prairie Queen		Kansas	2019	Wind	—	—	—	—	200 (g)	200
St Joseph Landfill		Missouri	2012	Landfill Gas	—	—	2	2	—	2
Persimmon Creek		Oklahoma	2018	Wind	199	—	—	199	—	199
Hawthorn Solar		Missouri	2023	Solar	—	7	3	10	—	10
Total Renewable Generation:					629	156	8	793	3,754	4,547

33

Station	Unit No.		Location	Year Completed	Fuel	Unit Capability (MW) By Owner[a]					
						Evergy Kansas Central	Evergy Metro	Evergy Missouri West	Total Company Generation	Renewable Purchased Power	Total Generation and Renewable Purchased Power
Nuclear:											
Wolf Creek	1	(h)	Kansas	1985	Uranium	553	553	—	1,106	—	1,106
Total Nuclear:						553	553	—	1,106	—	1,106
Coal:											
Jeffrey Energy Center			Kansas								
Steam Turbines	1 - 3	(h)		1978, 1980 &1983	Coal	2,008	—	175	2,183	—	2,183
Lawrence Energy Center			Kansas								
Steam Turbines	4 & 5			1960, 1971	Coal	488	—	—	488	—	488
La Cygne			Kansas								
Steam Turbines	1 & 2	(h)(i)		1973, 1977	Coal	713	713	—	1,426	—	1,426
Iatan			Missouri								
Steam Turbines	1 & 2	(h)		1980, 2010	Coal	—	983	288	1,271	—	1,271
Hawthorn			Missouri								
Steam Turbines	5	(j)		1969	Coal	—	562	—	562	—	562
Total Coal:						3,209	2,258	463	5,930	—	5,930
Gas and Oil:											
Emporia Energy Center			Kansas								
Combustion Turbines	1 - 7			2008 - 2009	Natural Gas	654	—	—	654	—	654
Gordon Evans Energy Center			Kansas								
Combustion Turbines	1 - 3			2000 - 2001	Natural Gas	300	—	—	300	—	300
Hutchinson Energy Center			Kansas								
Combustion Turbines	1 - 3			1974	Natural Gas	167	—	—	167	—	167
	4			1975	Oil	70	—	—	70	—	70
Spring Creek Energy Center			Oklahoma								
Combustion Turbines	1 - 4			2001	Natural Gas	294	—	—	294	—	294
State Line			Missouri								
Combined Cycle	1 - 3	(h)		2001	Natural Gas	211	—	—	211	—	211
Hawthorn			Missouri								
Combined Cycle	6 & 9			2000	Natural Gas	—	242	—	242	—	242
Combustion Turbines	7 & 8			2000	Natural Gas	—	157	—	157	—	157
West Gardner			Kansas								
Combustion Turbines	1 - 4			2003	Natural Gas	—	315	—	315	—	315

					Unit Capability (MW) By Owner[a]					
Station	Unit No.	Location	Year Completed	Fuel	Evergy Kansas Central	Evergy Metro	Evergy Missouri West	Total Company Generation	Renewable Purchased Power	Total Generation and Renewable Purchased Power
Gas and Oil (continued):										
Osawatomie		Kansas								
Combustion Turbines	1		2003	Natural Gas	—	77	—	77	—	77
Ralph Green		Missouri								
Combustion Turbines	3		1981	Natural Gas	—	—	66	66	—	66
Nevada		Missouri								
Combustion Turbines	1		1974	Oil	—	—	16	16	—	16
Lake Road		Missouri								
Combustion Turbines	1 - 3		1951, 1958 & 1962	Natural Gas	—	—	49	49	—	49
	5 - 7		1974, 1989 & 1990	Oil	—	—	106	106	—	106
Steam Turbines	4		1967	Natural Gas	—	—	95	95	—	95
Northeast		Missouri								
Combustion Turbines	11 - 18		1972 - 1977	Oil	—	394	—	394	—	394
South Harper		Missouri								
Combustion Turbines	1 - 3		2005	Natural Gas	—	—	321	321	—	321
Greenwood Energy Center		Missouri								
Combustion Turbines	1 - 4		1975 - 1979	Natural Gas	—	—	250	250	—	250
Crossroads Energy Center		Mississippi								
Combustion Turbines	1 - 4		2002	Natural Gas	—	—	300	300	—	300
Dogwood Energy Center		Missouri								
Combined Cycle	1 - 3 (h)		2002	Natural Gas	—	—	145	145	—	145
Total Gas and Oil					1,696	1,185	1,348	4,229	—	4,229
Total					6,087	4,152	1,819	12,058	3,754	15,812

[a] Capability (except for wind generating facilities) represents estimated 2026 net generating capacity. Capability for wind generating facilities represents the nameplate capacity. Due to the intermittent nature of wind generation, these facilities are associated with a total of 1,515 MWs of accredited generating capacity pursuant to SPP reliability standards.

[b] Evergy Kansas Central renewable power purchase agreement.

[c] Evergy Kansas Central and Evergy Metro renewable power purchase agreement.

[d] Evergy Metro renewable power purchase agreement.

[e] Evergy Kansas Central and Evergy Missouri West renewable power purchase agreement.

[f] Evergy Missouri West renewable power purchase agreement.

[g] Evergy Metro and Evergy Missouri West renewable power purchase agreement.

[h] Share of a jointly owned unit.

[i] In 1987, Evergy Kansas South entered into a sale-leaseback transaction involving its 50% interest in the La Cygne Unit 2. Evergy and Evergy Kansas Central consolidate the leasing entity as a variable interest entity (VIE). See Note 19 to the consolidated financial statements for more information.

[j] Although the plant was completed in 1969, a new boiler, air quality control equipment and an uprated turbine were placed in service at the Hawthorn Generating Station in 2001.

Transmission and Distribution Resources

Evergy's electric transmission system interconnects with systems of other utilities for reliability and to permit wholesale transactions with other electricity suppliers. Evergy has approximately 10,200 circuit miles of transmission lines, 44,600 circuit miles of overhead distribution lines and 16,700 circuit miles of underground distribution lines in Missouri and Kansas. Evergy has all material franchise rights necessary to sell electricity within its retail service territory. Evergy's transmission and distribution systems are routinely monitored for adequacy to meet customer needs. Management believes the current system has adequate capacity to serve customers.

General

Evergy's generating plants are located on property owned (or co-owned) by the Evergy Companies, except for certain facilities that are located on easements or are contractually controlled. Evergy's headquarters, service centers, electric substations and a portion of its transmission and distribution systems are located on property owned or leased by Evergy. Evergy's transmission and distribution systems are for the most part located above or underneath highways, streets, other public places or property owned by others. Evergy believes that it has satisfactory rights to use those places or properties in the form of permits, grants, easements, licenses or franchise rights; however, it has not necessarily undertaken efforts to examine the underlying title to the land upon which the rights rest.

Substantially all of the fixed property and franchises of the Evergy Companies, which consist principally of electric generating stations, electric transmission and distribution lines and systems, and buildings (subject to exceptions, reservations and releases), are subject to mortgage indentures pursuant to which bonds have been issued and are outstanding. See Note 12 to the consolidated financial statements for more information.

ITEM 3. LEGAL PROCEEDINGS

The Evergy Companies are parties to various lawsuits and regulatory proceedings in the ordinary course of their respective businesses. For information regarding material lawsuits and proceedings, see Notes 4 and 15 to the consolidated financial statements. Such information is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

EVERGY, INC.

Evergy's common stock is listed on the Nasdaq Stock Market LLC under the symbol "EVRG." At February 11, 2026, Evergy's common stock was held by 14,484 shareholders of record.

Purchases of Equity Securities

The following table provides information regarding purchases by Evergy of its equity securities that are registered pursuant to Section 12 of the Exchange Act during the three months ended December 31, 2025.

Issuer Purchases of Equity Securities				
Month	Total Number of Shares (or Units) Purchased[a]	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 - 31	6,291	$76.35	—	—
November 1 - 30	—	—	—	—
December 1 - 31	2,520	$75.41	—	—
Total	8,811	$76.08	—	—

[a] Represents shares Evergy purchased for withholding taxes related to the vesting of restricted stock or restricted stock units.

Dividend Restrictions

For information regarding dividend restrictions, see Note 18 to the consolidated financial statements.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following combined MD&A should be read in conjunction with the consolidated financial statements and accompanying notes in this combined annual report on Form 10-K. None of the registrants make any representation as to information related solely to Evergy, Evergy Kansas Central or Evergy Metro other than itself. The following MD&A generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 can be found in MD&A in Part II, Item 7, of the Evergy Companies' combined annual report on Form 10-K for the fiscal year ended December 31, 2024 and are incorporated herein by reference.

EVERGY, INC.

EXECUTIVE SUMMARY

Evergy is a public utility holding company incorporated in 2017 and headquartered in Kansas City, Missouri. Evergy operates primarily through the following wholly-owned direct subsidiaries listed below.

- Evergy Kansas Central is an integrated, regulated electric utility that provides electricity to customers in the state of Kansas. Evergy Kansas Central has one active wholly-owned subsidiary with significant operations, Evergy Kansas South.

- Evergy Metro is an integrated, regulated electric utility that provides electricity to customers in the states of Missouri and Kansas.

- Evergy Missouri West is an integrated, regulated electric utility that provides electricity to customers in the state of Missouri.

- Evergy Transmission Company owns 13.5% of Transource with the remaining 86.5% owned by AEP Transmission Holding Company, LLC, a subsidiary of AEP. Transource is focused on the development of competitive electric transmission projects. Evergy Transmission Company accounts for its investment in Transource under the equity method.

Evergy Kansas Central also owns a 50% interest in Prairie Wind, which is a joint venture between Evergy Kansas Central and subsidiaries of AEP and Berkshire Hathaway Energy Company. Prairie Wind owns a 108-mile, 345 kV double-circuit transmission line that provides transmission service in the SPP. Evergy Kansas Central accounts for its investment in Prairie Wind under the equity method.

Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West conduct business in their respective service territories using the name Evergy. Collectively, the Evergy Companies have approximately 15,800 MWs of owned generating capacity and renewable power purchase agreements and engage in the generation, transmission, distribution and sale of electricity to approximately 1.7 million customers in the states of Kansas and Missouri. The Evergy Companies assess financial performance and allocate resources on a consolidated basis (i.e., operate in one segment).

Strategy
Evergy expects to continue operating its integrated utilities within the currently existing regulatory frameworks and is focused on enabling economic development across all of its service territories to strengthen the communities it serves and meet existing and future customer electricity demand growth through the continued evolution of its generation, transmission and distribution systems. Evergy will remain focused on consistently delivering on its affordability, reliability and sustainability objectives and delivering competitive long-term returns to shareholders, including growth in earnings per share and targeting a 50%-60% dividend payout ratio. The core tenets of Evergy's strategy are as follows:

- Affordability – maintaining affordable rates while investing in infrastructure and technology to support growth and prosperity;

- Reliability – targeting top-tier performance in reliability, customer service and generation; and

- Sustainability – advancing an "all-of-the-above" generation portfolio.

Significant elements of Evergy's plan to achieve its strategic objectives include:

- across the board, maintaining excellence in day-to-day operations. Safety-first, cost efficiency, infrastructure investment, new technology deployment and process improvement are crucial components of Evergy's vision and enable improvement in the important metrics of reliability, customer satisfaction and cost performance to the sustainable benefit of customers;

- fostering economic development in Kansas and Missouri by supporting the attraction of new businesses and large load customers while ensuring protections for existing customers through key safeguards included in the LLPS rate plans;

- targeting approximately $21.6 billion of expected capital investments through 2030 including new generation of approximately $9.3 billion which is expected to be primarily natural gas, renewable generation and battery storage capacity in support of historic economic development opportunities in Kansas and Missouri. See "Liquidity and Capital Resources - Capital Expenditures," for further information regarding Evergy's projected capital expenditures through 2030;

- adding new highly-efficient natural gas generation resources, renewable generation and storage to support economic growth in the region and to enable the ongoing modernization of Evergy's generation fleet, consistent with Evergy's "all-of-the-above" strategy to leverage a diverse set of fuel sources. The trajectory and timing of achieving emissions reductions relative to 2005 levels and Evergy's long-term emissions reductions goal are expected to be dependent on enabling technology developments, trends in total demand for electricity, the reliability of the power grid, availability of transmission capacity and supportive energy policies and regulations, among other external factors. See "Modernizing and Expanding Evergy's Generation Fleet" in Part I, Item 1. Business, for additional information; and

- accessing debt and equity capital markets to support the Evergy Companies' capital investment plans.

See "Cautionary Statements Regarding Certain Forward-Looking Information" and Part I, Item 1A. Risk Factors, for additional information.

Evergy Metro's 2026 Rate Case Proceeding
In February 2026, Evergy Metro filed an application with the MPSC to request an increase to its retail revenues of approximately $140 million. Evergy Metro's request reflected a return on equity of 10.5% (with a capital structure composed of 52% equity) and increases related to the recovery of infrastructure investments made to improve reliability and enhance customer service and the update of expenses to current levels of spend. New rates are expected to be effective in January 2027.

Evergy Kansas Central's 2025 Rate Case Proceeding
In January 2025, Evergy Kansas Central filed an application with the KCC to request an increase to its retail revenues of approximately $196 million. Evergy Kansas Central's request reflected a return on equity of 10.5% (with a capital structure composed of 52% equity) and increases related to the recovery of infrastructure investments made to improve reliability and enhance customer service and the update of expenses to current levels of spend.

In July 2025, Evergy Kansas Central, the KCC staff and other intervenors in the case reached a unanimous settlement agreement to settle all outstanding issues in the case. The unanimous settlement provides for an increase to retail revenues of $128.0 million after rebasing property tax expense and not including costs recoverable through KCC-approved riders for Evergy Kansas Central. In September 2025, the KCC approved the unanimous settlement agreement and new rates took effect in October 2025. See Note 4 to the consolidated financial statements for additional information.

Large Load Power Service Rate Plans and Executed Large Customer Agreements
In February 2025, Evergy Kansas Central and Evergy Metro filed an application with the KCC and Evergy Metro and Evergy Missouri West filed an application with the MPSC seeking expedited approval of new comprehensive LLPS rate plans. In August 2025, Evergy Kansas Central, Evergy Metro, the KCC staff and other intervenors reached a unanimous settlement agreement for the LLPS rate plan which the KCC approved in November 2025. In September 2025, Evergy Metro, Evergy Missouri West and other intervenors agreed to a non-unanimous global stipulation and agreement for the LLPS rate plan which the MPSC approved in November 2025.

The LLPS rate plans are designed to establish a tariff framework for large load customers while including safeguards for existing customers to ensure that new large customers pay their cost of service and help defray costs that might be experienced by other customers. The provisions in the LLPS rate plans in both Kansas and Missouri apply to new or existing customers adding load in excess of 75 MWs. These plans have a term length of 12 years after a period of up to 5-years of transitional load. The minimum monthly bill requirement is set based on 80% of the customers' expected capacity demand and is applied to all demand-related bill elements and riders. Termination fees will be calculated as the minimum monthly bill requirement multiplied by the remaining months in the contract. New large load customers will also be required to post collateral equal to two years of minimum monthly bills at the time of signing the agreement, subject to established discounts based on creditworthiness. The Evergy Companies, at their discretion, may require additional collateral based on assessment of the overall creditworthiness of the counterparty.

In February 2026, the Evergy Companies signed electric service agreements (ESAs) with multiple large load customers to serve data centers with a projected peak steady state load of approximately 1,900 MWs. The ESAs relate to two new projects and the expansion of two separate projects previously announced. The ESAs' terms reflect the applicable provisions of the Evergy Companies' LLPS rate plans and the service of these large load customers, inclusive of a 5-year transitional load period, is expected to begin at dates ranging from 2026 to 2028.

Federal Tax Reform
In July 2025, the OBBBA was signed into law by President Trump. The OBBBA contains a wide variety of tax reforms affecting businesses, including changes to clean energy production tax credits, which could impact the Evergy Companies' long-term generation resource planning. The Evergy Companies do not expect a material impact to their operations and consolidated financial results.

Missouri Legislation
In April 2025, Missouri Senate Bill (SB) 4 was signed into law by the Governor of Missouri. Most notably, SB 4 establishes new mechanisms for Missouri electric utilities to recover the costs associated with the construction of new natural gas-fired generating units. The utilities will be able to include certain costs of construction work in progress (CWIP) in rate base. The inclusion of CWIP will be in lieu of allowance for funds used during construction (AFUDC) applicable to the construction of the new natural gas-fired generating units. The MPSC will determine the amount of CWIP that may be included in rate base. Additionally, amounts collected arising from the inclusion of CWIP in rate base are subject to refund under certain circumstances. These provisions are scheduled to expire at the end of 2035.

Additionally, the law extends Missouri's existing PISA provisions to include certain natural gas-fired generating units as qualifying electric plant and extends the sunset date of these provisions through the end of 2035. These provisions allow electric utilities to defer to a regulatory asset for recovery in a subsequent general rate case 85% of depreciation expense and the associated return on investment for qualifying electric plant rate base additions for assets placed in-service between general rate cases.

Kansas Legislation
In April 2025, Kansas House Bill (HB) 2107 was signed into law by the Governor of Kansas. Most notably, HB 2107 establishes a two-year statute of limitations for wildfire-related claims against a Kansas electric public utility and a $5.0 million limit for punitive damages awarded under a fire claim. The law also requires the plaintiff to establish the burden of proof for fire claims by a preponderance of evidence.

Natural Gas Plant Investments
The Evergy Companies use IRPs, detailed analyses that estimate factors that influence the future supply and demand for electricity, to inform the manner in which they supply electricity. The most recent IRPs incorporate the latest SPP resource adequacy requirements and anticipated load growth. Based on these and other factors, the IRPs indicated the addition of new supply side resources, including combined and simple cycle natural gas plants, would be needed.

In October 2024, Evergy announced its plan to construct two combined-cycle natural gas plants located in Kansas. Evergy Kansas Central and Evergy Missouri West will jointly-own each plant and expect each plant to have an initial generating capacity of approximately 705 MWs. The first plant, a combined cycle gas turbine (CCGT) facility located in Sumner County, is expected to begin operations by spring of 2029 and the second plant, a CCGT facility located in Reno County, is expected to begin operations by spring of 2030.

Additionally, Evergy Missouri West plans to construct a 440 MW simple-cycle natural gas plant located in Missouri. The plant is expected to begin operations in 2030.

In 2024, Evergy Kansas Central and Evergy Missouri West requested predetermination from the KCC and a Certificate of Convenience and Necessity (CCN) from the MPSC, respectively, for their planned natural gas investments. In July 2025, the KCC approved a non-unanimous partial settlement agreement regarding Evergy Kansas Central's investments in its planned natural gas plants. In July 2025, the MPSC approved a non-unanimous stipulation and agreement regarding Evergy Missouri West's investments in its planned natural gas plants. See "Applications for Predetermination" and "Requests for Certificate of Convenience and Necessity" in Note 4 to the consolidated financial statements for additional information regarding Evergy Kansas Central's and Evergy Missouri West's applications for predetermination and a CCN for their investments in these natural gas plants.

Renewable Plant Investments
Evergy Kansas Central intends to construct and own an approximately 159 MW solar generation facility, to be located in Douglas County Kansas, called Kansas Sky. In July 2024, a lawsuit was filed in the District Court of Douglas County, *Grant Township, et al. v. Board of County Commissioners*, requesting the court to overturn Douglas County's approval of the application to construct the solar generation facility. Due to the ongoing litigation, including the court's granting of an emergency injunction in December 2024 which temporarily prohibits the construction of the solar generation facility, Evergy Kansas Central is not able to estimate when the solar generation facility will begin operations. In July 2025, the KCC approved a unanimous partial settlement agreement for the Kansas Sky solar investment. See "Applications for Predetermination" in Note 4 to the consolidated financial statements for additional information regarding Evergy Kansas Central's application for predetermination for its investment in this renewable generating plant.

In 2024, Evergy Missouri West entered into agreements to own two solar generation facilities currently under development. The first facility, to be called Sunflower Sky, is a solar generation facility to be located in Kansas with an expected generating capacity of approximately 65 MWs. In September 2025, Evergy Missouri West acquired the Sunflower Sky solar facility assets from the developer and will complete construction of the facility. The second facility, to be called Foxtrot, is a solar generation facility to be located in Missouri with an expected generating capacity of approximately 100 MWs. In November 2025, Evergy Missouri West acquired the Foxtrot solar facility assets from the developer and will complete construction of the facility. The solar generation facilities are expected to begin operations by summer of 2027. In July 2025, the MPSC approved a unanimous stipulation and agreement regarding Evergy Missouri West's planned investments in the solar generation facilities. See "Requests for Certificate of Convenience and Necessity" in Note 4 to the consolidated financial statements for information regarding Evergy Missouri West's application for a CCN for its investment in these renewable generating plants.

Convertible Note Repurchases
In January and February 2026, Evergy, Inc. repurchased $244.1 million aggregate principal amount of its $1.4 billion aggregate principal amount of 4.50% Convertible Notes (Convertible Notes), under separate, privately negotiated repurchase agreements with certain holders of its Convertible Notes, for a total repurchase cost (excluding accrued and unpaid interest) of $308.6 million. After these January and February 2026 repurchases, $1,155.9 million aggregate principal amount of Convertible Notes remain outstanding. See "Convertible Notes" in Note 12 to the consolidated financial statements for additional information regarding Evergy, Inc.'s repurchase of Convertible Notes.

Regulatory Proceedings
See Note 4 to the consolidated financial statements for information regarding other regulatory proceedings.

Wolf Creek Refueling Outage

Wolf Creek's most recent refueling outage began in October 2025 and the unit returned to service in November 2025. Wolf Creek's next refueling outage is planned to begin in the spring of 2027.

Earnings Overview

The following table summarizes Evergy's net income and diluted earnings per share (EPS).

	2025	Change	2024
	(millions, except per share amounts)		
Net income attributable to Evergy, Inc.	$ 855.6	$ (17.9)	$ 873.5
Earnings per common share, diluted	3.66	(0.13)	3.79

Net income attributable to Evergy, Inc. decreased in 2025, compared to the same period in 2024, primarily due to higher operating and maintenance, depreciation and interest expense, losses from non-regulated investments in early-stage clean energy and energy solution companies and lower proceeds from corporate-owned life insurance (COLI); partially offset by new Evergy Missouri West and Evergy Kansas Central retail rates effective in January and October 2025, respectively, and higher transmission revenues.

Diluted EPS decreased in 2025, compared to the same period in 2024, primarily due to the decrease in net income attributable to Evergy, Inc. discussed above in addition to a $0.05 per share decrease primarily due to dilution from Evergy's convertible notes.

For additional information regarding the change in net income, refer to the Evergy Results of Operations section within this MD&A.

Non-GAAP Measures

Evergy Utility Gross Margin (non-GAAP)

Utility gross margin (non-GAAP) is a financial measure that is not calculated in accordance with GAAP. Utility gross margin (non-GAAP), as used by the Evergy Companies, is defined as operating revenues less fuel and purchased power costs and amounts billed by the SPP for network transmission costs. Expenses for fuel and purchased power costs, offset by wholesale sales margin, are subject to recovery through cost adjustment mechanisms. As a result, changes in fuel and purchased power costs are offset in operating revenues with minimal impact on net income. In addition, SPP network transmission costs fluctuate primarily due to investments by SPP members for upgrades to the transmission grid within the SPP RTO. As with fuel and purchased power costs, changes in SPP network transmission costs are mostly reflected in the prices charged to customers with minimal impact on net income. The Evergy Companies' definition of utility gross margin (non-GAAP) may differ from similar terms used by other companies.

Utility gross margin (non-GAAP) is intended to aid an investor's overall understanding of results. Management believes that utility gross margin (non-GAAP) provides a meaningful basis for evaluating the Evergy Companies' operations across periods because utility gross margin (non-GAAP) excludes the revenue effect of fluctuations in fuel and purchased power costs and SPP network transmission costs. Utility gross margin (non-GAAP) is used internally to measure performance against budget and in reports for management and the Evergy Board. Utility gross margin (non-GAAP) should be viewed as a supplement to, and not a substitute for, gross margin, which is the most directly comparable financial measure prepared in accordance with GAAP. Gross margin under GAAP is defined as the excess of sales over cost of goods sold.

Utility gross margin (non-GAAP) differs from the GAAP definition of gross margin due to the exclusion of operating and maintenance expenses determined to be directly attributable to revenue-producing activities, depreciation and amortization and taxes other than income tax. See the Evergy Companies' Results of Operations for a reconciliation of utility gross margin (non-GAAP) to gross margin, the most comparable GAAP measure.

Adjusted Earnings (non-GAAP) and Adjusted EPS (non-GAAP)

Management believes that adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) are representative measures of Evergy's recurring earnings, assist in the comparability of results and are consistent with how management reviews performance.

Evergy's adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) for 2025, were $893.8 million or $3.83 per share. For 2024, Evergy's adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) were $877.9 million or $3.81 per share.

In addition to net income attributable to Evergy, Inc. and diluted EPS, Evergy's management uses adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) to evaluate earnings and EPS without:

   i.   the realized losses, unrealized losses and impairment losses from non-regulated investments in early-stage clean energy and energy solution companies and costs related to the disposal of these investments;

   ii. the mark-to-market impacts of economic hedges related to Evergy Kansas Central's 8% ownership share of Jeffrey Energy Center (JEC); and

   iii. the costs incurred in the fourth quarter 2024 resulting from the realignment of the executive operations corporate structure.

Adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) are intended to aid an investor's overall understanding of results. Management believes that adjusted earnings (non-GAAP) provides a meaningful basis for evaluating Evergy's operations across periods because it excludes certain items that management does not believe are indicative of Evergy's ongoing performance or that can create period to period earnings volatility.

Adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) are used internally to measure performance against budget and in reports for management and the Evergy Board. Adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP) are financial measures that are not calculated in accordance with GAAP and may not be comparable to other companies' presentations or more useful than the GAAP information provided elsewhere in this report.

The following table provides a reconciliation between net income attributable to Evergy, Inc. and diluted EPS as determined in accordance with GAAP and adjusted earnings (non-GAAP) and adjusted EPS (non-GAAP), respectively.

	Earnings (Loss)	Earnings (Loss) per Diluted Share	Earnings (Loss)	Earnings (Loss) per Diluted Share
	2025		2024	
	(millions, except per share amounts)			
Net income attributable to Evergy, Inc.	$ 855.6	$ 3.66	$ 873.5	$ 3.79
Non-GAAP reconciling items:				
Losses from investments in early-stage clean energy and energy solution companies, pre-tax[a]	49.0	0.22	—	—
Mark-to-market impact of JEC economic hedges, pre-tax[b]	—	—	2.6	0.01
Executive operations team realignment, pre-tax[c]	—	—	2.5	0.01
Income tax benefit[d]	(10.8)	(0.05)	(0.7)	—
Adjusted earnings (non-GAAP)	$ 893.8	$ 3.83	$ 877.9	$ 3.81

[a] Reflects realized losses, unrealized losses and impairment losses of $48.7 million from non-regulated investments in early-stage clean energy and energy solution companies that are included in investment earnings (loss) on the consolidated statements of comprehensive

income and $0.3 million of costs related to the disposal of these investments that are included in operating and maintenance expense on the consolidated statements of comprehensive income. Evergy has initiated a process to dispose of these investments.

(b) Reflects mark-to-market gains or losses related to forward contracts for natural gas and electricity entered into as economic hedges against fuel price volatility related to Evergy Kansas Central's 8% ownership share of JEC that are included in operating revenues on the consolidated statements of comprehensive income.

(c) Reflects costs incurred associated with the realignment of the executive operations corporate structure that are included in operating and maintenance expense and taxes other than income tax on the consolidated statements of comprehensive income.

(d) Reflects an income tax effect calculated at a statutory rate of approximately 22%, with the exception of certain non-deductible items.

ENVIRONMENTAL MATTERS

See Note 15 to the consolidated financial statements for information regarding environmental matters.

RELATED PARTY TRANSACTIONS

See Note 17 to the consolidated financial statements for information regarding related party transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate, or different estimates that could have been used, could have a material impact on Evergy's results of operations and financial position. Management has identified the following accounting policies as critical to the understanding of Evergy's results of operations and financial position. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Evergy Board.

Pensions

Evergy incurs significant costs in providing non-contributory defined pension benefits. The costs are measured using actuarial valuations that are dependent upon numerous factors derived from actual plan experience and assumptions of future plan experience.

Pension costs are impacted by actual employee demographics (including age, life expectancies, compensation levels and employment periods), earnings on plan assets, the level of contributions made to the plan, and plan amendments. In addition, pension costs are also affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

The assumed rate of return on plan assets was developed based on the weighted-average of long-term returns forecast for the expected portfolio mix of investments held by the plan. The assumed discount rate was selected based on the prevailing market rate of fixed income debt instruments with maturities matching the expected timing of the benefit obligation. These assumptions, updated annually at the measurement date, are based on management's best estimates and judgment; however, material changes may occur if these assumptions differ from actual events. See Note 9 to the consolidated financial statements for information regarding the assumptions used to determine benefit obligations and net costs.

The following table reflects the sensitivities associated with a 0.5% increase or a 0.5% decrease in key actuarial assumptions for Evergy's qualified pension plans. Each sensitivity reflects the impact of the change based on a change in that assumption only.

Actuarial assumption	Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2026 Pension Expense
		(millions)	
Discount rate	0.5 % increase	$ (95.6)	$ (10.0)
Rate of return on plan assets	0.5 % increase	N/A	(6.7)
Rate of compensation	0.5 % increase	22.2	4.7
Discount rate	0.5 % decrease	105.9	11.0
Rate of return on plan assets	0.5 % decrease	N/A	6.7
Rate of compensation	0.5 % decrease	(20.9)	(4.5)

Pension expense for Evergy Kansas Central, Evergy Metro and Evergy Missouri West is recorded in accordance with rate orders from the KCC and MPSC. The orders allow the difference between pension costs under GAAP and pension costs for ratemaking to be recorded as a regulatory asset or liability with future ratemaking recovery or refunds, as appropriate.

In 2025, Evergy's pension expense was $42.5 million under GAAP and $54.3 million for ratemaking. The impact on 2026 pension expense in the table above reflects the impact on GAAP pension costs. Under the Evergy Companies' rate agreements, any increase or decrease in GAAP pension expense is deferred to a regulatory asset or liability for future ratemaking treatment. See Note 9 to the consolidated financial statements for additional information regarding the accounting for pensions.

Market conditions and interest rates significantly affect the future assets and liabilities of the plan. It is difficult to predict future pension costs, changes in pension liability and cash funding requirements due to the inherent uncertainty of market conditions.

Revenue Recognition
Evergy recognizes revenue on the sale of electricity to customers over time as the service is provided in the amount it has the right to invoice. Revenues recorded include electric services provided but not yet billed by Evergy. Unbilled revenues are recorded for kWh usage in the period following the customers' billing cycle to the end of the month. This estimate is based on net system kWh usage less actual billed kWhs. Evergy's estimated unbilled kWhs are allocated and priced by regulatory jurisdiction across the rate classes based on actual billing rates. Evergy's unbilled revenue estimate is affected by factors including fluctuations in energy demand, weather, line losses and changes in the composition of customer classes. See Note 3 to the consolidated financial statements for the balance of unbilled receivables for Evergy as of December 31, 2025 and 2024.

Regulatory Assets and Liabilities
Evergy has recorded assets and liabilities on its consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded under GAAP. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent future reductions in revenues or refunds to customers.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC in Evergy's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to Evergy; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. Evergy's continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry or changes in accounting rules. In the event that the criteria no longer applied to all or a portion of Evergy's operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism were provided. Additionally, these factors could result in an impairment on utility plant assets. See Note 4 to the consolidated financial statements for additional information.

Impairments of Assets and Goodwill
Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as prescribed under GAAP.

Accounting rules require goodwill to be tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. The goodwill impairment test consists of comparing the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. In the event that the carrying amount exceeds the fair value of the reporting unit, an impairment loss is recognized for the difference between the carrying amount of the reporting unit and its fair value. Evergy's consolidated operations are considered one reporting unit for assessment of impairment, as management assesses financial performance and allocates resources on a consolidated basis. The annual impairment test for the $2,336.6 million of goodwill from the merger that created Evergy was conducted as of May 1, 2025. The fair value of the reporting unit substantially exceeded the carrying amount, including goodwill. As a result, there was no impairment of goodwill.

The determination of fair value for the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using a market multiple derived from the historical earnings before interest, income taxes, depreciation and amortization and market prices of the stock of peer companies. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit, which involves a significant amount of management judgment.

The discounted cash flow analysis is most significantly impacted by two assumptions: estimated future cash flows and the discount rate applied to those cash flows. Management determines the appropriate discount rate to be based on the reporting unit's weighted average cost of capital (WACC). The WACC takes into account both the return on equity authorized by the KCC and MPSC and after-tax cost of debt. Estimated future cash flows are based on Evergy's internal business plan, which assumes the occurrence of certain events in the future, such as the outcome of future rate filings, future approved rates of return on equity, anticipated returns of and earnings on future capital investments, continued recovery of cost of service and the renewal of certain contracts. Management also makes assumptions regarding the run rate of operations, maintenance and general and administrative costs based on the expected outcome of the aforementioned events. Should the actual outcome of some or all of these assumptions differ significantly from the current assumptions, revisions to current cash flow assumptions could cause the fair value of the Evergy reporting unit under the income approach to be significantly different in future periods and could result in a future impairment charge to goodwill.

The market approach analysis is most significantly impacted by management's selection of relevant peer companies as well as the determination of an appropriate control premium to be added to the calculated invested capital of the reporting unit, as control premiums associated with a controlling interest are not reflected in the quoted market price of a single share of stock. Management determines an appropriate control premium by using an average of control premiums for recent acquisitions in the industry. Changes in results of peer companies, selection of different peer companies and future acquisitions with significantly different control premiums could result in a significantly different fair value of the Evergy reporting unit.

Income Taxes
Income taxes are accounted for using the asset/liability approach. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred investment tax credits are amortized ratably over the life of the related property. Deferred tax assets are also recorded for NOLs, capital losses and tax credit carryforwards. Evergy is required to estimate the amount of taxes

payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events reflected in Evergy's consolidated financial statements or tax returns. Actual results could differ from these estimates for a variety of reasons including changes in income tax laws, enacted tax rates and results of audits by taxing authorities. This process also requires management to make assessments regarding the timing and probability of the ultimate tax impact from which actual results may differ. Evergy records valuation allowances on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. See Note 20 to the consolidated financial statements for additional information.

Asset Retirement Obligations

Evergy has recognized legal obligations associated with the disposal of long-lived assets that result from the acquisition, construction, development or normal operation of such assets. Concurrent with the recognition of the liability, the estimated cost of the ARO incurred at the time the related long-lived assets were either acquired, placed in service or when regulations establishing the obligation became effective is also recorded to property, plant and equipment, net, on the consolidated balance sheets. The recording of AROs for regulated operations has no income statement impact due to the deferral of the adjustments through the establishment of a regulatory asset or an offset to a regulatory liability.

Evergy initially records AROs at fair value for the estimated costs to decommission Wolf Creek (94% indirect share), retire wind generating facilities, dispose of asbestos insulating material at its power plants, remediate ash disposal ponds and close ash landfills, among other items. AROs refer to legal obligations to perform an asset retirement activity in which the timing and/or method of settlement may be conditional on a future event that may or may not be within the control of the entity. In determining Evergy's AROs, assumptions are made regarding probable future disposal costs and the timing of their occurrence. The results of these assumptions are discounted using credit-adjusted risk-free rates (CARFR). The CARFR is determined as the current U.S. Treasury bonds rates corresponding to the period of expected settlement activities and is adjusted for the associated bond rates Evergy would be charged to borrow for the specific time period. Any change in these assumptions could have a significant impact on Evergy's AROs reflected on its consolidated balance sheets.

As of December 31, 2025 and 2024, Evergy had recorded AROs of $1,342.3 million and $1,297.0 million, respectively. See Note 6 to the consolidated financial statements for more information regarding Evergy's AROs.

EVERGY RESULTS OF OPERATIONS

Evergy's results of operations and financial position are affected by a variety of factors including rate regulation, fuel costs, weather, level of capital investment, customer behavior and demand, the economy and competitive forces.

Substantially all of Evergy's revenues are subject to state or federal regulation. This regulation has a significant impact on the price the Evergy Companies charge for electric service. Evergy's results of operations and financial position are affected by its ability to align overall spending, both operating and capital, within the frameworks established by its regulators and to mitigate the impacts of inflationary pressures.

Wholesale revenues are impacted by, among other factors, demand, cost and availability of fuel and purchased power, price volatility, available generation capacity, transmission availability and weather.

The Evergy Companies use coal, uranium and gas for the generation of electricity for their customers and also purchase power through renewable power purchase agreements or on the open market. The prices for fuel used in generation or the market price of power purchases can fluctuate significantly due to a variety of factors including supply, demand, weather and the broader economic environment. Evergy Kansas Central, Evergy Metro and Evergy Missouri West have fuel recovery mechanisms in their Kansas and Missouri jurisdictions, as applicable, that allow them to defer and subsequently recover or refund, through customer rates, substantially all of the variance in net energy costs from the amount set in base rates without a general rate case proceeding.

Weather significantly affects the amount of electricity that Evergy's customers use as electricity sales are seasonal. As summer peaking utilities, the third quarter typically accounts for the greatest electricity sales by the Evergy Companies. Hot summer temperatures and cold winter temperatures prompt more demand, especially among residential and commercial customers, and to a lesser extent, industrial customers. Mild weather reduces customer demand.

Energy efficiency investments by customers and the Evergy Companies also can affect the demand for electric service. Evergy Kansas Central, Evergy Metro and Evergy Missouri West offer energy efficiency and demand side management programs to their respective Kansas and Missouri retail customers and recover program costs, throughput disincentive, and as applicable, certain earnings opportunities in retail rates through a rider mechanism.

The Evergy Companies' taxes other than income tax, of which property taxes are a significant component, can fluctuate significantly due to a variety of factors, including changes in taxable values and property tax rates. Evergy Kansas Central, Evergy Metro and Evergy Missouri West have property tax surcharges or trackers that allow them to defer and subsequently recover or refund, through customer rates, substantially all of the variance in property tax costs from the amounts set in base rates.

The following table summarizes Evergy's comparative results of operations.

		2025		Change		2024
				(millions)		
Operating revenues	$	5,961.6	$	114.3	$	5,847.3
Fuel and purchased power		1,412.4		(67.5)		1,479.9
SPP network transmission costs		438.0		67.1		370.9
Operating and maintenance		995.3		33.4		961.9
Depreciation and amortization		1,162.9		48.9		1,114.0
Taxes other than income tax		420.1		(32.5)		452.6
Income from operations		1,532.9		64.9		1,468.0
Other income (expense), net		(25.6)		(28.7)		3.1
Interest expense		616.3		53.2		563.1
Income tax expense		29.9		(0.1)		30.0
Equity in earnings of equity method investees, net of income taxes		6.8		(1.0)		7.8
Net income		867.9		(17.9)		885.8
Less: Net income attributable to noncontrolling interests		12.3		—		12.3
Net income attributable to Evergy, Inc.	$	855.6	$	(17.9)	$	873.5

Gross Margin (GAAP) and Utility Gross Margin (non-GAAP)

The following table summarizes Evergy's gross margin (GAAP) and MWhs sold and reconcile Evergy's gross margin (GAAP) to Evergy's utility gross margin (non-GAAP). See "Executive Summary - Non-GAAP Measures" for additional information regarding gross margin (GAAP) and utility gross margin (non-GAAP).

	Revenues and Expenses			MWhs Sold		
	2025	Change	2024	2025	Change	2024
Retail revenues		(millions)			(thousands)	
Residential	$2,198.6	$ 12.0	$2,186.6	15,955	245	15,710
Commercial	1,950.5	(13.2)	1,963.7	18,676	401	18,275
Industrial	649.9	(32.1)	682.0	8,197	(191)	8,388
Other retail revenues	45.7	2.4	43.3	91	(10)	101
Total electric retail	4,844.7	(30.9)	4,875.6	42,919	445	42,474
Wholesale revenues	312.8	(7.7)	320.5	15,187	1,225	13,962
Transmission revenues	520.6	38.0	482.6	N/A	N/A	N/A
Other revenues	283.5	114.9	168.6	N/A	N/A	N/A
Operating revenues	5,961.6	114.3	5,847.3	58,106	1,670	56,436
Fuel and purchased power	(1,412.4)	67.5	(1,479.9)			
SPP network transmission costs	(438.0)	(67.1)	(370.9)			
Operating and maintenance[a]	(521.7)	4.0	(525.7)			
Depreciation and amortization	(1,162.9)	(48.9)	(1,114.0)			
Taxes other than income tax	(420.1)	32.5	(452.6)			
Gross margin (GAAP)	**2,006.5**	**102.3**	**1,904.2**			
Operating and maintenance[a]	521.7	(4.0)	525.7			
Depreciation and amortization	1,162.9	48.9	1,114.0			
Taxes other than income tax	420.1	(32.5)	452.6			
Utility gross margin (non-GAAP)	**$4,111.2**	**$ 114.7**	**$3,996.5**			

[a] Operating and maintenance expenses which are deemed to be directly attributable to revenue-producing activities include plant operating and maintenance expenses at generating units and transmission and distribution operating and maintenance expenses and have been separately presented in order to calculate gross margin as defined under GAAP. These amounts exclude general and administrative expenses not directly attributable to revenue-producing activities of $473.6 million and $436.2 million for 2025 and 2024, respectively.

Evergy's gross margin (GAAP) increased $102.3 million in 2025, compared to 2024, and Evergy's utility gross margin (non-GAAP) increased $114.7 million in 2025, compared to 2024, both measures were driven by:

- a $133.7 million increase from new retail rates consisting of $105.1 million from Evergy Missouri West retail rates effective in January 2025 and $28.6 million from Evergy Kansas Central retail rates effective in October 2025;

- a $38.0 million increase in transmission revenue primarily due to updated transmission costs reflected in Evergy Kansas Central's FERC transmission formula rate (TFR) effective in January 2025; and

- a $10.6 million increase primarily due to higher retail sales driven by favorable weather (heating degree days increased by 14%; partially offset by a 5% decrease in cooling degree days) and higher weather-normalized commercial demand; partially offset by

- a $40.4 million decrease in revenue from the Kansas property tax rider, which is offset in taxes other than income tax; and

- a $27.2 million decrease driven by items not included in fuel recovery mechanisms, including 2024 wholesale revenues related to Dogwood Energy Center (Dogwood), a higher portion of 2025 SPP transmission expenses, Crossroads Energy Center (Crossroads) transmission expenses and certain wholesale revenues at Evergy Kansas Central.

Additionally, the increase in Evergy's gross margin (GAAP) was also impacted by:

- a $48.9 million increase in depreciation and amortization as further described below; partially offset by

- a $32.5 million decrease in taxes other than income tax as further described below; and

- a $4.0 million decrease in operating and maintenance expenses which are determined to be directly attributable to revenue producing activities.

Operating and Maintenance

Evergy's operating and maintenance expense increased $33.4 million in 2025, compared to 2024, primarily driven by:

- a $14.2 million increase in general and administrative labor and employee benefits expense, including higher medical claims;

- an $8.7 million increase in credit loss expense primarily due to lower levels of net write-offs incurred compared to estimates in 2024; and

- a $7.0 million increase in legal costs due to increased litigation activity in 2025.

Depreciation and Amortization

Evergy's depreciation and amortization increased $48.9 million in 2025, compared to 2024, primarily due to capital additions.

Taxes Other Than Income Tax

Evergy's taxes other than income tax decreased $32.5 million in 2025, compared to 2024, primarily driven by a decrease in Evergy Kansas Central's and Evergy Metro's 2025 amortization of the Kansas property tax rider.

Other Income (Expense), Net

Evergy's other income, net in 2024 became other expense, net in 2025 as a result of a $28.7 million increase in net other expense items, primarily driven by:

- $48.7 million of realized, unrealized and impairment losses from Evergy's non-regulated investments in early-stage clean energy and energy solution companies; and

- a $7.8 million increase primarily due to recording lower Evergy Kansas Central COLI benefits in 2025; partially offset by

- $11.8 million of income related to a commercial solar generation project completed in 2025;

- a $7.0 million decrease in pension non-service costs; and

- a $3.3 million increase in equity AFUDC primarily at Evergy Kansas Central and Evergy Missouri West primarily driven by lower short-term debt balances in 2025.

Interest Expense

Evergy's interest expense increased $53.2 million in 2025, compared to 2024, primarily driven by:

- a $78.3 million increase due to issuances of long-term debt; and

- a $4.9 million increase due to lower debt AFUDC driven by lower short-term interest rates in 2025; partially offset by

- a $19.4 million decrease in interest expense due to the repayment of long-term debt; and

- a $13.5 million decrease due to increases in carrying costs deferred to a regulatory asset in accordance with PISA due to Evergy Kansas Central and Evergy Metro electing into Kansas PISA beginning July 2024.

EVERGY SIGNIFICANT BALANCE SHEET CHANGES
(December 31, 2025 compared to December 31, 2024)

- Evergy's regulatory assets - current increased $36.5 million primarily driven by a $41.2 million increase related to Evergy Missouri West's fuel recovery mechanism under-collections.

- Evergy's nuclear decommissioning trusts increased $137.0 million primarily driven by realized and unrealized gains on investments at Evergy Kansas Central's and Evergy Metro's nuclear decommissioning trusts.

- Evergy's current maturities of long-term debt decreased $284.7 million primarily due to the repayments of Evergy Metro's $350.0 million of 3.65% Senior Notes in August 2025, Evergy Kansas Central's $250.0 million of 3.25% First Mortgage Bonds (FMBs) in December 2025 and Evergy Missouri West's $36.0 million of 3.49% Senior Notes in August 2025, partially offset by the reclassifications from long-term to current of Evergy Kansas Central's $350.0 million of 2.55% FMBs that mature in July 2026.

- Evergy's commercial paper increased $186.4 million driven by increases of $424.8 million at Evergy, Inc., $150.4 million at Evergy Missouri West and $86.6 million at Evergy Metro, partially offset by a $475.4 million decrease at Evergy Kansas Central. Increases and decreases in commercial paper borrowings were driven by capital expenditures, dividend payments, long-term debt issuances and repayments and other general corporate purposes.

- Evergy's regulatory liabilities - current decreased $32.2 million primarily driven by a $21.3 million decrease related to the refund of Evergy Missouri West's fuel recovery mechanism over-collections.

- Evergy's other liabilities - current increased $84.7 million primarily due to a $70.7 million increase in advances from customers for the prepayment of customer-funded construction projects.

- Evergy's long-term debt, net increased $1,230.0 million primarily driven by Evergy Metro's issuance of $400.0 million of 5.125% Mortgage Bonds in August 2025, Evergy Kansas Central's issuances of $300.0 million each of 5.25% FMBs in March and December 2025, respectively, Evergy Kansas Central's issuance of $300.0 million of 4.70% Notes in March 2025 and Evergy Missouri West's issuance of $300.0 million of 5.25% FMBs in November 2025; partially offset by the reclassification from long-term to current of Evergy Kansas Central's $350.0 million of 2.55% FMBs that mature in July 2026. See Note 12 to the consolidated financial statements for additional information.

- Evergy's pension and post-retirement liability decreased $92.6 million primarily due to an increase in the value of plan assets.

LIQUIDITY AND CAPITAL RESOURCES

Evergy relies primarily upon cash from operations, short-term borrowings, debt, equity and hybrid security issuances and its existing cash and cash equivalents to fund its capital requirements. Evergy's capital requirements primarily consist of capital expenditures, payment of contractual obligations and other commitments and the payment of dividends to shareholders.

Capital Sources
Cash Flows from Operations
Evergy's cash flows from operations are driven by the regulated sale of electricity. These cash flows are relatively stable but the timing and level of these cash flows can vary based on weather and economic conditions, future regulatory proceedings, the timing of cash payments made for costs recoverable under regulatory mechanisms and the time such costs are recovered, and unanticipated expenses such as unplanned plant outages and storms. Evergy's cash flows from operations were $2,045.2 million, $1,983.7 million and $1,980.2 million in 2025, 2024 and 2023, respectively.

Short-Term Borrowings
As of December 31, 2025, Evergy had $1.1 billion of available borrowing capacity under its master credit facility. The available borrowing capacity under the master credit facility consisted of $199.1 million for Evergy, Inc.,

$476.1 million for Evergy Kansas Central, $253.6 million for Evergy Metro and $173.4 million for Evergy Missouri West. The Evergy Companies' borrowing capacity under the master credit facility also supports their issuance of commercial paper. See Note 11 to the consolidated financial statements for more information regarding the master credit facility.

Along with cash flows from operations and receivable sales facilities, Evergy generally uses borrowings under its master credit facility and the issuance of commercial paper to meet its day-to-day cash flow requirements. Evergy believes that its existing cash on hand and available borrowing capacity under its master credit facility provide sufficient liquidity for its existing capital requirements.

Long-Term Debt, Equity and Hybrid Security Issuances

From time to time, Evergy issues long-term debt, equity and hybrid securities to repay short-term debt, refinance maturing long-term debt and finance growth. In May 2025, Evergy entered into an equity distribution agreement, pursuant to which Evergy may sell, from time to time, up to an aggregate of $1.2 billion of its common stock through an At-the-Market Program (ATM Program), which may utilize forward sales agreements. Evergy subsequently entered into forward sale agreements under the ATM program which can be settled at Evergy's discretion on or prior to dates ranging from March 2027 to October 2027. As of December 31, 2025, the ATM Program had approximately $1.1 billion of common stock available for issuance.

As of December 31, 2025 and 2024, Evergy's capital structure, excluding short-term debt, was as follows:

	December 31	
	2025	**2024**
Common equity	43%	44%
Long-term debt, including VIEs	57%	56%

Under stipulations with the MPSC and KCC, Evergy, Evergy Kansas Central and Evergy Metro are required to maintain common equity at not less than 35%, 40% and 40%, respectively, of total capitalization. The master credit facility and certain debt instruments of the Evergy Companies also contain restrictions that require the maintenance of certain capitalization and leverage ratios. As of December 31, 2025, the Evergy Companies were in compliance with these covenants.

The Evergy Companies expect that cash generated from operations, proceeds from the issuance of long-term debt, equity and hybrid securities will be adequate to meet anticipated cash needs over the next five years.

Debt Issuances

Evergy expects to issue approximately $12.3 billion of securities, inclusive of hybrid debt securities with equity content attribution by the credit rating agencies, through debt capital markets between 2026 and 2030, subject to market conditions, which includes refinancing $3.9 billion of long-term debt maturities and open-market repurchases. See Note 12 to the consolidated financial statements for more information regarding significant debt issuances.

Equity Issuances

Evergy expects to issue $3.3 billion of equity between 2026 and 2030, subject to market conditions. At December 31, 2025, Evergy could have settled forward sale agreements outstanding through the ATM Program with physical delivery of 1.7 million shares of common stock to the respective counterparties in exchange for cash of $123.6 million. See Note 18 to the consolidated financial statements for more information.

Credit Ratings

The ratings of the Evergy Companies' debt securities by the credit rating agencies impact the Evergy Companies' liquidity, including the cost of borrowings under their master credit facility and in the capital markets. The Evergy Companies view maintenance of strong credit ratings as vital to their access to and cost of debt financing and, to that end, maintain an active and ongoing dialogue with the agencies with respect to results of operations, financial position and future prospects. While a decrease in these credit ratings would not cause any acceleration of the Evergy Companies' debt, it could increase interest charges under the master credit facility. A decrease in credit ratings could also have, among other things, an adverse impact, which could be material, on the Evergy Companies' access to capital, the cost of funds, the ability to recover actual interest costs in state regulatory proceedings, the type and amounts of collateral required under supply agreements and Evergy's ability to provide credit support for its subsidiaries.

As of February 18, 2026, the major credit rating agencies rated the Evergy Companies' securities as detailed in the following table.

	Moody's Investors Service[a]	S&P Global Ratings[a]
Evergy		
Outlook	Stable	Stable
Corporate Credit Rating	--	BBB+
Senior Unsecured Debt	Baa2	BBB
Junior Subordinated Note	Baa3	BBB-
Commercial Paper	P-2	A-2
Evergy Kansas Central		
Outlook	Stable	Stable
Corporate Credit Rating	Baa1	BBB+
Senior Secured Debt	A2	A
Senior Unsecured Debt	Baa1	BBB+
Commercial Paper	P-2	A-2
Evergy Kansas South		
Outlook	Stable	Stable
Corporate Credit Rating	Baa1	BBB+
Senior Secured Debt	A2	A
Short-Term Rating	P-2	A-2
Evergy Metro		
Outlook	Stable	Stable
Corporate Credit Rating	Baa1	A-
Senior Secured Debt	A2	A
Senior Unsecured Debt	Baa1	A-
Commercial Paper	P-2	A-2
Evergy Missouri West		
Outlook	Stable	Stable
Corporate Credit Rating	Baa3	BBB+
Senior Secured Debt	Baa1	A
Commercial Paper	P-3	A-2

[a]A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

Shelf Registration Statements and Regulatory Authorizations

Evergy

In August 2024, Evergy filed an automatic shelf registration statement on Form S-3 with the SEC. Under this Form S-3, which is uncapped, Evergy may issue debt and other securities, including common stock, in the future with the amounts, prices and terms to be determined at the time of future offerings. The automatic registration statement was filed to replace a similar Form S-3 upon expiration of its three-year term. The shelf registration statement expires in August 2027.

Evergy Kansas Central

In August 2024, Evergy Kansas Central filed an automatic shelf registration statement on Form S-3 with the SEC. Under this Form S-3, which is uncapped, Evergy Kansas Central may issue debt securities in the future with the amounts, prices and terms to be determined at the time of future offerings. The automatic registration statement was filed to replace a similar Form S-3 upon expiration of its three-year term. The shelf registration statement expires in August 2027.

Evergy Metro

In August 2024, Evergy Metro filed an automatic shelf registration statement on Form S-3 with the SEC. Under this Form S-3, which is uncapped, Evergy Metro may issue debt securities in the future with the amounts, prices and terms to be determined at the time of future offerings. The automatic registration statement was filed to replace a similar Form S-3 upon expiration of its three-year term. The shelf registration statement expires in August 2027.

The following table summarizes the regulatory short-term and long-term debt financing authorizations for Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West and the remaining amount available under these authorizations as of December 31, 2025.

Type of Authorization	Commission	Expiration Date	Authorization Amount	Available Under Authorization
Evergy Kansas Central			(in millions)	
Short-Term Debt	FERC	December 2026	$ 1,250.0	$ 928.1
Evergy Kansas South				
Short-Term Debt	FERC	December 2026	$ 1,000.0	$ 921.2
Evergy Metro				
Short-Term Debt	FERC	December 2026	$ 1,250.0	$ 1,004.7
Evergy Missouri West				
Short-Term Debt	FERC	December 2026	$ 750.0	$ 423.4
Long-Term Debt	FERC	December 2026	$ 600.0	$ 300.0

In addition to the above regulatory authorizations, the Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West mortgages each contain provisions restricting the amount of FMBs or mortgage bonds, as applicable, that can be issued by each entity. Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West must comply with these restrictions prior to the issuance of additional FMBs, mortgage bonds or other secured indebtedness.

Under the Mortgage and Deed of Trust dated July 1, 1939, as amended and supplemented (Evergy Kansas Central Mortgage Indenture), additional Evergy Kansas Central mortgage bonds may be issued on the basis of 70% of property additions or retired bonds. As of December 31, 2025, $2.3 billion principal amount of additional FMBs could be issued under the most restrictive provisions in the mortgage, except in connection with certain refundings.

Under the Evergy Kansas South Mortgage and Deed of Trust, dated April 1, 1940, as amended and supplemented (Evergy Kansas South Mortgage Indenture), the amount of FMBs authorized is limited to a maximum of $3.5 billion and the issuance of FMBs is subject to limitations based on the amount of bondable property additions. In addition, the mortgage prohibits additional FMBs from being issued, except in connection with certain refundings, unless Evergy Kansas South's net earnings before income taxes and before provision for retirement and depreciation of property for a period of 12 consecutive months within 15 months preceding the issuance are not less than either two and one-half times the annual interest charges on or 10% of the principal amount of all Evergy Kansas South FMBs outstanding after giving effect to the proposed issuance. As of December 31, 2025, approximately $2.9 billion principal amount of additional Evergy Kansas South FMBs could be issued under the most restrictive provisions in the mortgage, except in connection with certain refundings.

Under the General Mortgage Indenture and Deed of Trust dated as of December 1, 1986, as amended and supplemented (Evergy Metro Mortgage Indenture), additional Evergy Metro mortgage bonds may be issued on the basis of 75% of property additions or retired bonds. As of December 31, 2025, approximately $5.6 billion principal amount of additional Evergy Metro mortgage bonds could be issued under the most restrictive provisions in the mortgage.

Under the First Mortgage Indenture and Deed of Trust, dated as of March 1, 2022, as supplemented (Evergy Missouri West Mortgage Indenture), additional Evergy Missouri West mortgage bonds may be issued on the basis of 75% of property additions or retired bonds. As of December 31, 2025, approximately $2.1 billion principal amount of additional Evergy Missouri West mortgage bonds could be issued under the most restrictive provisions in the mortgage.

Cash and Cash Equivalents
As of December 31, 2025, Evergy had approximately $19.8 million of cash and cash equivalents on hand.

Nuclear Production Tax Credit
In 2022, the Inflation Reduction Act (IRA) was signed into law providing a transferable Production Tax Credit (PTC) for electricity produced by existing nuclear power plants. Beginning in 2024, nuclear units, including Wolf Creek, became eligible for a production tax credit through 2032. The credit may be used to offset Evergy's income tax liability or be transferred to an unrelated third party. The Evergy Companies have estimated the credit based on the existing Internal Revenue Service (IRS) regulations. The IRS may provide guidance regarding the type of revenue to be included in the computation of gross receipts in 2026 which may significantly reduce the amount of nuclear PTCs available to Evergy. If Evergy is able to monetize the nuclear PTCs, it could result in significant cash inflows. The tax benefits, if any, are expected to be returned to customers over time as a reduction to revenue in future regulatory proceedings. See Note 20 to the consolidated financial statements for more information regarding the nuclear PTC.

Capital Requirements
Capital Expenditures
Evergy expects to access the debt and equity markets for significant amounts of capital to fund the infrastructure investments outlined in the table below. The investments are part of Evergy's long-term strategy focused on affordability, reliability and sustainability, including the modernization and expansion of its generation fleet and in anticipation of growing demand in its service territory. These investments include other utility construction programs required to maintain Evergy's electric utility operations, ensure reliability and expand facilities related to providing electric service. These capital expenditures could include, but are not limited to, expenditures to develop new transmission lines and make improvements to or investments in power plants, transmission and distribution lines and equipment. Evergy's capital expenditures were $2,796.9 million, $2,336.6 million and $2,334.0 million in 2025, 2024 and 2023, respectively.

Capital expenditures projected for the next five years, excluding AFUDC, including costs of removal and net of cash proceeds received from contributions in aid of construction, are detailed in the following table. This capital expenditure forecast is subject to management's discretion and continual review and could change. See Part I, Item 1A, Risk Factors for information regarding potential risks to Evergy's capital expenditure plan.

	2026	2027	2028	2029	2030	Five-year total
	(millions)					
Generating facilities - new generation	$ 1,473	$ 1,980	$ 2,004	$ 2,283	$ 1,604	$ 9,344
Generating facilities - other	413	457	438	446	432	2,186
Transmission facilities	664	842	786	789	802	3,883
Distribution facilities	1,016	995	906	964	1,015	4,896
General facilities	242	272	266	275	232	1,287
Total capital expenditures	$ 3,808	$ 4,546	$ 4,400	$ 4,757	$ 4,085	$ 21,596

Significant Contractual Obligations and Other Commitments

In the course of its business activities, the Evergy Companies enter into a variety of contracts and commercial commitments. Some of these result in direct obligations reflected on Evergy's consolidated balance sheets while others are commitments, some firm and some based on projections, not reflected in Evergy's underlying consolidated financial statements.

The information in the following table is provided to summarize Evergy's significant cash obligations and commercial commitments. For purchase commitments related to 'Generating facilities - new generation' included in the table above in the 'Capital Expenditures' section, see Note 15 to the consolidated financial statements.

Payment due by period	2026	2027	2028	2029	2030	After 2030	Total
Long-term debt				(millions)			
Principal	$ 611.1	$ 1,795.7	$ 318.8	$ 819.8	$ 420.8	$ 9,473.5	$ 13,439.7
Interest	580.1	563.2	484.1	473.4	450.8	4,698.1	7,249.7
Pension and other post-retirement plans[a]	111.3	111.3	111.3	111.3	111.3	(a)	556.5
Purchase commitments							
Fuel	313.0	202.9	194.7	181.0	93.2	384.4	1,369.2
Power	73.7	83.9	104.9	123.8	105.6	176.1	668.0

[a] Evergy expects to make contributions to the pension and other post-retirement plans beyond 2030 but the amounts are not yet determined.

Long-term debt includes current maturities and $192.9 million of tax-exempt bonds with interest rates that are determined each week. The bondholders of these tax-exempt bonds are permitted to tender the tax-exempt bonds to the issuer for purchase and, if tendered, the issuer is obligated to purchase any such bonds that cannot be remarketed to other investors. These tax-exempt bonds are classified as long-term debt due to the issuer's intent and ability to utilize such borrowings as long-term financing. Long-term debt principal excludes $109.6 million of unamortized net discounts and debt issuance costs and a $76.1 million fair value adjustment recorded in connection with purchase accounting for the merger that created Evergy in 2018. Variable rate interest obligations are based on rates as of December 31, 2025.

Evergy expects to contribute $111.3 million to the pension and other post-retirement plans in 2026, of which the majority is expected to be paid by Evergy Kansas Central and Evergy Metro. Additional contributions to the plans are expected beyond 2030 in amounts at least sufficient to meet the greater of Employee Retirement Income Security Act of 1974, as amended (ERISA) or regulatory funding requirements; however, these amounts have not yet been determined. Amounts for years after 2026 are estimates based on information available in determining the amount for 2026. Actual amounts for years after 2026 could be significantly different than the estimated amounts in the table above.

Fuel commitments consist of commitments for nuclear fuel and coal in addition to coal and natural gas transportation costs. Power commitments consist of certain commitments for renewable energy under power purchase agreements, capacity purchases and firm transmission service.

As of December 31, 2025, Evergy has other insignificant commitments as well as other insignificant long-term liabilities recorded on its consolidated balance sheet, which are not included in the table above.

Common Stock Dividends

The amount and timing of dividends payable on Evergy's common stock are within the sole discretion of the Evergy Board. The amount and timing of dividends declared by the Evergy Board will be dependent on considerations such as Evergy's earnings, financial position, cash flows, capitalization ratios, regulation, reinvestment opportunities and debt covenants. Evergy targets a long-term dividend payout ratio of 50%-60% . See Note 1 to the consolidated financial statements for information on the common stock dividend declared by the Evergy Board in February 2026.

The Evergy Companies also have certain restrictions stemming from statutory requirements, corporate organizational documents, covenants and other conditions that could affect dividend levels. See Note 18 to the consolidated financial statements for further discussion of restrictions on dividend payments.

Cash Flows

The following table presents Evergy's cash flows from operating, investing and financing activities.

	2025	2024
	(millions)	
Cash flows from operating activities	$ 2,045.2	$ 1,983.7
Cash flows used in investing activities	(2,570.1)	(2,261.8)
Cash flows from financing activities	522.0	280.3

Cash Flows from Operating Activities

Evergy's cash flows from operating activities increased $61.5 million in 2025, compared to 2024, primarily driven by an increase in cash receipts for retail electric sales in 2025.

Cash Flows used in Investing Activities

Evergy's cash flows used in investing activities increased $308.3 million in 2025, compared to 2024, primarily driven by a $460.3 million increase in additions to property, plant and equipment driven by increased spending for a variety of capital projects, including infrastructure investments and construction of new generation facilities.

Cash Flows from Financing Activities

Evergy's cash flows from financing activities increased $241.7 million in 2025, compared to 2024, primarily driven by a $273.5 million increase in proceeds from long-term debt, net due to the issuance of $1,687.5 million of long-term debt in 2025, compared to the issuance of $1,414.0 million of long-term debt in 2024.

MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

The below results of operations and related discussion for Evergy Kansas Central is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) to Form 10-K.

The following table summarizes Evergy Kansas Central's comparative results of operations.

	2025	Change	2024
		(millions)	
Operating revenues	$ 3,060.3	$ 53.2	$ 3,007.1
Fuel and purchased power	538.9	(18.2)	557.1
SPP network transmission costs	438.0	67.1	370.9
Operating and maintenance	478.8	2.8	476.0
Depreciation and amortization	579.2	17.5	561.7
Taxes other than income tax	223.7	(27.0)	250.7
Income from operations	801.7	11.0	790.7
Other income, net	15.7	3.0	12.7
Interest expense	241.2	11.7	229.5
Income tax expense	16.3	4.1	12.2
Equity in earnings of equity method investees, net of income taxes	3.4	0.1	3.3
Net income	563.3	(1.7)	565.0
Less: Net income attributable to noncontrolling interests	12.3	—	12.3
Net income attributable to Evergy Kansas Central, Inc.	$ 551.0	$ (1.7)	$ 552.7

Evergy Kansas Central Gross Margin (GAAP) and Utility Gross Margin (non-GAAP)

The following table summarizes Evergy Kansas Central's gross margin (GAAP) and MWhs sold and reconciles Evergy Kansas Central's gross margin (GAAP) to Evergy Kansas Central's utility gross margin (non-GAAP). See "Executive Summary - Non-GAAP Measures" for additional information regarding gross margin (GAAP) and utility gross margin (non-GAAP).

	Revenues and Expenses			MWhs Sold		
	2025	Change	2024	2025	Change	2024
Retail revenues	(millions)			(thousands)		
Residential	$ 960.3	$ (23.2)	$ 983.5	6,656	5	6,651
Commercial	816.3	(26.4)	842.7	7,475	88	7,387
Industrial	425.0	(23.9)	448.9	5,174	(112)	5,286
Other retail revenues	24.3	(0.9)	25.2	36	(3)	39
Total electric retail	2,225.9	(74.4)	2,300.3	19,341	(22)	19,363
Wholesale revenues	266.2	29.0	237.2	9,721	747	8,974
Transmission revenues	483.0	28.0	455.0	N/A	N/A	N/A
Other revenues	85.2	70.6	14.6	N/A	N/A	N/A
Operating revenues	3,060.3	53.2	3,007.1	29,062	725	28,337
Fuel and purchased power	(538.9)	18.2	(557.1)			
SPP network transmission costs	(438.0)	(67.1)	(370.9)			
Operating and maintenance [a]	(231.2)	15.5	(246.7)			
Depreciation and amortization	(579.2)	(17.5)	(561.7)			
Taxes other than income tax	(223.7)	27.0	(250.7)			
Gross margin (GAAP)	**1,049.3**	**29.3**	**1,020.0**			
Operating and maintenance [a]	231.2	(15.5)	246.7			
Depreciation and amortization	579.2	17.5	561.7			
Taxes other than income tax	223.7	(27.0)	250.7			
Utility gross margin (non-GAAP)	**$2,083.4**	**$ 4.3**	**$2,079.1**			

[a] Operating and maintenance expenses which are deemed to be directly attributable to revenue-producing activities include plant operating and maintenance expenses at generating units and transmission and distribution operating and maintenance expenses and have been separately presented in order to calculate gross margin as defined under GAAP. These amounts exclude general and administrative expenses not directly attributable to revenue-producing activities of $247.6 million and $229.3 million in 2025 and 2024, respectively.

Evergy Kansas Central's gross margin (GAAP) increased $29.3 million in 2025, compared to 2024, and Evergy Kansas Central's utility gross margin (non-GAAP) increased $4.3 million in 2025, compared to 2024, both measures were driven by:

- a $28.6 million increase from new Evergy Kansas Central retail rates effective in October 2025; and

- a $28.0 million increase in transmission revenue primarily due to updated transmission costs reflected in Evergy Kansas Central's FERC TFR effective in January 2025; partially offset by

- a $33.4 million decrease in revenue from the Kansas property tax rider, which is offset in taxes other than income tax; and

- an $18.9 million decrease primarily due to lower retail sales driven by unfavorable weather (cooling degree days decreased 14%, partially offset by an 18% increase in heating degree days); partially offset by higher weather-normalized residential and commercial demand.

Additionally, the increase in Evergy Kansas Central's gross margin (GAAP) was also impacted by:

- a $27.0 million decrease in taxes other than income tax as described further below; and

- a $15.5 million decrease in operating and maintenance expenses which are determined to be directly attributable to revenue producing activities primarily driven by an $8.8 million decrease in transmission and distribution operating and maintenance expense as further described below; partially offset by

- a $17.5 million increase in depreciation and amortization as described further below.

Evergy Kansas Central Operating and Maintenance

Evergy Kansas Central's operating and maintenance expense increased $2.8 million in 2025, compared to 2024, primarily driven by:

- an $8.8 million increase in general and administrative labor and employee benefits expense, including higher medical claims; and

- a $3.8 million increase in credit loss expense primarily due to lower levels of net write-offs incurred compared to estimates in 2024; partially offset by

- an $8.8 million decrease in transmission and distribution operating and maintenance expenses primarily driven by a $9.7 million decrease in non-labor expense.

Evergy Kansas Central Depreciation and Amortization

Evergy Kansas Central's depreciation and amortization expense increased $17.5 million in 2025, compared to 2024, primarily due to capital additions.

Evergy Kansas Central Taxes Other than Income Tax

Evergy Kansas Central's taxes other than income tax decreased $27.0 million in 2025, compared to 2024, primarily driven by a decrease in the 2025 amortization of the Kansas property tax rider.

Evergy Kansas Central Other Income, Net

Evergy Kansas Central's other income, net increased $3.0 million in 2025, compared to 2024, primarily driven by:

- a $4.8 million increase in investment earnings primarily driven by higher interest income;

- a $3.0 million increase in equity AFUDC driven by lower short-term debt balances in 2025; and

- a $2.5 million decrease in pension non-service costs; partially offset by

- a $7.5 million decrease due to recording lower Evergy Kansas Central COLI benefits in 2025.

Evergy Kansas Central Interest Expense

Evergy Kansas Central's interest expense increased $11.7 million in 2025, compared to 2024, primarily driven by:

- a $25.1 million increase due to issuances of long-term debt; and

- a $6.7 million increase due to lower debt AFUDC driven by lower short-term interest rates in 2025; partially offset by

- an $11.0 million decrease due to increases in carrying costs deferred to a regulatory asset in accordance with PISA due to Evergy Kansas Central electing into Kansas PISA beginning July 2024.

Evergy Kansas Central Income Tax Expense

Evergy Kansas Central's income tax expense increased $4.1 million in 2025, compared to 2024, primarily driven by lower wind income tax credits in 2025.

EVERGY METRO, INC.

MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

The below results of operations and related discussion for Evergy Metro is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) to Form 10-K.

The following table summarizes Evergy Metro's comparative results of operations.

	2025	Change	2024
		(millions)	
Operating revenues	$ 1,916.1	$ 22.4	$ 1,893.7
Fuel and purchased power	564.3	11.5	552.8
Operating and maintenance	297.2	15.5	281.7
Depreciation and amortization	408.8	8.2	400.6
Taxes other than income tax	141.3	(6.1)	147.4
Income from operations	504.5	(6.7)	511.2
Other income, net	0.1	(1.2)	1.3
Interest expense	139.9	(7.2)	147.1
Income tax expense	44.2	3.3	40.9
Net income	$ 320.5	$ (4.0)	$ 324.5

Evergy Metro Gross Margin (GAAP) and Utility Gross Margin (non-GAAP)

The following table summarizes Evergy Metro's gross margin (GAAP) and MWhs sold and reconciles Evergy Metro's gross margin (GAAP) to Evergy Metro's utility gross margin (non-GAAP). See "Executive Summary - Non-GAAP Measures" for additional information regarding gross margin (GAAP) and utility gross margin (non-GAAP).

	Revenues and Expenses			MWhs Sold		
	2025	Change	2024	2025	Change	2024
Retail revenues	(millions)			(thousands)		
Residential	$ 750.6	$ 11.8	$ 738.8	5,610	135	5,475
Commercial	781.5	4.8	776.7	7,464	94	7,370
Industrial	131.8	(0.9)	132.7	1,696	(15)	1,711
Other retail revenues	11.8	1.5	10.3	41	(4)	45
Total electric retail	1,675.7	17.2	1,658.5	14,811	210	14,601
Wholesale revenues	38.7	(43.9)	82.6	5,041	403	4,638
Transmission revenues	25.7	5.8	19.9	N/A	N/A	N/A
Other revenues	176.0	43.3	132.7	N/A	N/A	N/A
Operating revenues	1,916.1	22.4	1,893.7	19,852	613	19,239
Fuel and purchased power	(564.3)	(11.5)	(552.8)			
Operating and maintenance [a]	(201.0)	(0.3)	(200.7)			
Depreciation and amortization	(408.8)	(8.2)	(400.6)			
Taxes other than income tax	(141.3)	6.1	(147.4)			
Gross margin (GAAP)	**600.7**	**8.5**	**592.2**			
Operating and maintenance [a]	201.0	0.3	200.7			
Depreciation and amortization	408.8	8.2	400.6			
Taxes other than income tax	141.3	(6.1)	147.4			
Utility gross margin (non-GAAP)	**$1,351.8**	**$ 10.9**	**$1,340.9**			

[a] Operating and maintenance expenses which are deemed to be directly attributable to revenue-producing activities include plant operating and maintenance expenses at generating units and transmission and distribution operating and maintenance expenses and have been separately presented in order to calculate gross margin as defined under GAAP. These amounts exclude general and administrative expenses not directly attributable to revenue-producing activities of $96.2 million and $81.0 million in 2025 and 2024, respectively.

Evergy Metro's gross margin (GAAP) increased $8.5 million in 2025, compared to 2024, and Evergy Metro's utility gross margin (non-GAAP) increased $10.9 million in 2025, compared to 2024, both measures were driven by:

- a $12.2 million increase primarily due to higher retail sales driven by favorable weather (heating degree days increased 11% and cooling degree days increased 3%); and

- a $5.8 million increase in transmission revenue; partially offset by

- a $7.1 million decrease in revenue from the Kansas property tax rider, which is offset in taxes other than income tax; and

Additionally, the increase in Evergy Metro's gross margin (GAAP) was also impacted by:

- an $8.2 million increase in depreciation and amortization as further described below;

- a $0.3 million increase in operating and maintenance expenses which are determined to be directly attributable to revenue producing activities; partially offset by

- a $6.1 million decrease in taxes other than income tax, as further described below.

Evergy Metro Operating and Maintenance

Evergy Metro's operating and maintenance expense increased $15.5 million in 2025, compared to 2024, primarily driven by:

- a $7.0 million increase in general and administrative labor and employee benefits expense, including higher medical claims;

- a $4.6 million increase in legal costs due to increased litigation activity in 2025; and

- a $2.3 million increase in credit loss expense primarily due to lower levels of net write-offs incurred compared to estimates in 2024.

Evergy Metro Depreciation and Amortization

Evergy Metro's depreciation and amortization expense increased $8.2 million in 2025, compared to 2024, primarily due to capital additions.

Evergy Metro Taxes Other than Income Tax

Evergy Metro's taxes other than income tax decreased $6.1 million in 2025, compared to 2024, primarily driven by a decrease in the 2025 amortization of the Kansas property tax rider.

Evergy Metro Interest Expense

Evergy Metro's interest expense decreased $7.2 million in 2025, compared to 2024, primarily driven by:

- an $11.3 million decrease due to increases in carrying costs deferred to a regulatory asset in accordance with PISA due to a higher outstanding balance of qualified PISA additions and Evergy Metro electing into Kansas PISA beginning July 2024;

- a $5.6 million decrease in interest expense on short-term borrowings primarily due to lower weighted-average interest rates; and

- a $4.8 million decrease due to the repayment of long-term debt; partially offset by

- a $12.0 million increase due to issuances of long-term debt.

Evergy Metro Income Tax Expense

Evergy Metro's income tax expense increased $3.3 million in 2025, compared to 2024, primarily driven by lower income tax credits in 2025.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, Evergy faces risks that are either non-financial or non-quantifiable. Such risks principally include business, legal, operational and credit risks and are not represented in the following analysis. See Part I, Item 1A, Risk Factors and Part II, Item 7, MD&A for further discussion of risk factors.

The Evergy Companies are exposed to market risks associated with commodity price and supply, interest rates and security prices. Commodity price risk is the potential adverse price impact related to the purchase or sale of electricity and energy-related products, including natural gas and coal. Credit risk is the potential adverse financial impact resulting from non-performance by a counterparty of its contractual obligations. Interest rate risk is the potential adverse financial impact related to changes in interest rates. In addition, Evergy's investments in trusts to fund nuclear plant decommissioning and non-qualified retirement benefits give rise to security price risk.

Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on Evergy's operating results. During the ordinary course of business, the Evergy Companies' hedging strategies are reviewed to determine the hedging approach deemed appropriate based upon the circumstances of each situation. Though management believes its risk management practices are effective, it is not possible to identify and eliminate all risk. Evergy could experience losses, which could have a material adverse effect on its results of operations or financial position, due to many factors, including unexpectedly large or rapid movements or disruptions in the energy markets, regulatory-driven market rule changes and/or bankruptcy or non-performance of customers or counterparties, and/or failure of underlying transactions that have been hedged to materialize.

Hedging Strategies

From time to time, Evergy utilizes derivative instruments to execute risk management and hedging strategies. Derivative instruments, such as futures, forward contracts, swaps or options, derive their value from underlying assets, indices, reference rates or a combination of these factors. These derivative instruments include negotiated contracts, which are referred to as over-the-counter derivatives, and instruments listed and traded on an exchange.

Commodity Price Risk

The Evergy Companies engage in the wholesale and retail sale of electricity as part of their regulated electric operations in addition to non-regulated energy marketing activities. These activities expose the Evergy Companies to risks associated with the price of electricity and other energy-related products. Exposure to these risks is affected by a number of factors including the quantity and availability of fuel used for generation and the quantity of electricity customers consume, as well as the wholesale market prices received by the Evergy Companies' generation resources and the wholesale market prices paid to procure power to serve customer load or satisfy regulatory or contractual obligations. Customers' electricity usage could also vary from year to year based on the weather or other factors. Quantities of fossil fuel used for generation vary from year to year based on the availability, price and deliverability of a given fuel type as well as planned and unplanned outages at facilities that use fossil fuels. Evergy's exposure to fluctuations in these factors is limited by the cost-based regulation of its regulated operations in Kansas and Missouri as these operations are typically allowed to recover substantially all of these costs through fuel recovery mechanisms. While there may be a delay in timing between when these costs are incurred and when they are recovered through rates, changes from year to year generally do not have a material impact on operating results. The majority of derivative instruments used to manage Evergy's commodity price exposure are either not designated as hedges or do not qualify for hedge accounting. Mark-to-market changes for these instruments entered into by regulated businesses are reflected as regulatory assets or regulatory liabilities on Evergy's consolidated balance sheets. Derivative instruments entered into for non-regulated energy marketing activities are marked-to-market each period, with changes in the fair value of the derivative instruments reflected in earnings. See Note 13 to the consolidated financial statements for more information.

Value at Risk (VaR) Associated with Energy Marketing Activities

Management uses a risk measurement model, which calculates VaR to measure Evergy's commodity price risk associated with its trading portfolio related to non-regulated energy marketing activities. The VaR is calculated using historical 30-day exponentially weighted volatilities and correlations and assumes a 95% confidence level and a one-day holding period. Based on this VaR analysis, as of December 31, 2025, a near term typical change in commodity prices is not expected to materially impact net income, cash flows or financial position.

The following table shows the end, high, average and low market risk associated with its trading portfolio related to non-regulated energy marketing activities as measured by VaR for the periods indicated. The information includes non-regulated financial and physical transactions that are not considered derivatives under U.S. GAAP but economically offset derivatives also included in the VaR model.

VaR Model Trading Portfolio								
Year Ended December 31, 2025				Year Ended December 31, 2024			
End	High	Average	Low	End	High	Average	Low
(millions)				(millions)			
$ 0.7	$ 2.8	$ 0.9	$ 0.1	$ 1.1	$ 3.6	$ 0.7	$ 0.1

Management back-tests VaR results against performance due to actual price movements. Based on the assumed 95% confidence interval, the performance due to actual price movements would be expected to exceed the VaR at least once every 20 trading days.

Interest Rate Risk

Evergy manages interest rate risk and short and long-term liquidity by limiting its exposure to variable interest rate debt and debt-like financial instruments to a percentage of total debt, diversifying maturity dates and, from time to time, entering into interest rate hedging transactions. As of December 31, 2025, 10.0% of Evergy's total debt (including short-term borrowings consisting of short-term debt in excess of utility construction work in progress balances that is not eligible for capitalization as AFUDC and borrowings under Evergy's receivable sale facilities) were exposed to interest rate risk. Evergy computes and presents information regarding the sensitivity to changes in

interest rates for variable rate debt, short-term borrowings and current maturities of fixed rate debt by assuming a 100-basis-point change in the current interest rates applicable to such debt over the remaining time the debt is outstanding.

As of December 31, 2025, Evergy had $1,524.6 million of short-term borrowings, variable rate debt and current maturities of fixed rate debt exposed to variable interest rate sensitivity. A 100-basis-point change in interest rates applicable to this debt would impact Evergy's income before income taxes basis by approximately $13.2 million, net of AFUDC borrowed funds which represents the allowed cost of capital used to finance utility construction activity and is a reduction of interest expense.

Credit Risk

Evergy is exposed to counterparty credit risk largely in the form of accounts receivable from its retail and wholesale electric customers and through executory contracts with market risk exposure. The credit risk associated with accounts receivable from retail and wholesale customers is largely mitigated by Evergy's large number of individual customers spread across diverse customer classes and the ability to recover bad debt expense in customer rates. The Evergy Companies maintain credit policies and employ credit risk control mechanisms, such as letters of credit, when necessary to minimize their overall credit risk and monitor exposure. The credit risk associated with new large load customers is partially mitigated by the requirement that new large load customers post collateral equal to two years of minimum monthly bills at the time of signing the agreement, subject to established discounts based on creditworthiness. The Evergy Companies, at their discretion, may require additional collateral based on assessment of the overall creditworthiness of the counterparty. Credit risk of the Evergy Companies' derivative instruments relates to the potential adverse financial impact resulting from non-performance by a counterparty of its contractual obligations. See Note 13 to the consolidated financial statements for more information on potential loss on counterparty exposure for derivative instruments as of December 31, 2025.

Investment Risk

Evergy maintains trust funds, as required by the NRC, to fund its 94% share of decommissioning the Wolf Creek nuclear power plant and also maintains trusts to fund pension benefits as well as certain non-qualified retirement benefits. As of December 31, 2025, these funds were primarily invested in a diversified mix of equity and debt securities and reflected at fair value on Evergy's balance sheet. The equity securities in the trusts are exposed to price fluctuations in equity markets and the value of debt securities are exposed to changes in interest rates and other market factors.

As nuclear decommissioning costs are currently recovered in customer rates, Evergy defers both realized and unrealized gains and losses for these securities as an offset to its regulatory liability for decommissioning Wolf Creek and as such, fluctuations in the value of these securities do not impact earnings. A significant decline in the value of pension or non-qualified retirement assets could require Evergy to increase funding of its pension plans in future periods, which could adversely affect cash flows in those periods. In addition, a decline in the fair value of these plan assets, in the absence of additional cash contributions to the plans by Evergy, could increase the amount of pension cost required to be recorded in future periods by Evergy.

In addition to Evergy's investments in debt and equity securities in its nuclear decommissioning and pension trusts, Evergy has also historically made limited non-regulated equity and debt investments in early-stage energy solution companies. These limited investments are often in privately-owned companies that do not have readily determinable fair values. However, from time to time, these investments could have changes in fair value as a result of bankruptcies, acquisitions, mergers, initial public offerings, or observable market transactions for similar investments. In 2025, Evergy initiated a process to dispose of these investments and could experience changes in their value upon their ultimate liquidation. See Note 1 to the consolidated financial statements for more information on these investments as of and for the year ended December 31, 2025.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Evergy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evergy, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Rate Matters and Regulation - Impact of Rate Regulation on the Financial Statements - Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company is subject to wholesale regulation by the Federal Energy Regulatory Commission and rate regulation by the Kansas Corporation Commission and by the Missouri Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the rates of electric distribution companies in Kansas and Missouri, respectively. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures.

The Company's rates are subject to regulatory rate-setting processes and annual earnings oversight. Because the Commissions set the rates, the Company is allowed to charge customers based on allowable costs, including a reasonable return on equity, and the Company applies accounting standards that require the financial statements to reflect the effects of rate regulation, including the recording of regulatory assets and liabilities. The Company assesses whether the regulatory assets and regulatory liabilities continue to meet the criteria for probable future recovery or settlement at each balance sheet date and when regulatory events occur. This assessment includes consideration of recent rate orders, historical regulatory treatment for similar costs, and factors such as changes in applicable regulatory and political environments. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve: (1) full recovery of the costs of providing utility service or (2) full recovery of amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs deferred as regulatory assets and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities.

- We tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We evaluated external information and compared it to management's recorded regulatory asset and liability balances for completeness. Such external information included relevant regulatory orders issued by the Commissions for the Company and other public utilities in Kansas and Missouri, as well as other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' treatment of similar costs under similar circumstances.

- We evaluated management's analysis, regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery or a future reduction in rates.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 18, 2026

We have served as the Company's auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of Evergy Kansas Central, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evergy Kansas Central, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Rate Matters and Regulation - Impact of Rate Regulation on the Financial Statements - Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company is subject to wholesale regulation by the Federal Energy Regulatory Commission and rate regulation by the Kansas Corporation Commission (the "Commission"), which has jurisdiction with respect to the rates of electric distribution companies in Kansas. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures.

The Company's rates are subject to regulatory rate-setting processes and annual earnings oversight. Because the Commission sets the rates, the Company is allowed to charge customers based on allowable costs, including a reasonable return on equity, and the Company applies accounting standards that require the financial statements to reflect the effects of rate regulation, including the recording of regulatory assets and liabilities. The Company assesses whether the regulatory assets and regulatory liabilities continue to meet the criteria for probable future recovery or settlement at each balance sheet date and when regulatory events occur. This assessment includes consideration of recent rate orders, historical regulatory treatment for similar costs, and factors such as changes in applicable regulatory and political environments. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commission will not approve: (1) full recovery of the costs of providing utility service or (2) full recovery of amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commission, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commission included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of regulatory assets and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities.

- We tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We evaluated external information and compared it to management's recorded regulatory asset and liability balances for completeness. Such external information included relevant regulatory orders issued by the Commission for the Company and other public utilities in Kansas, as well as other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commission's treatment of similar costs under similar circumstances.

- We evaluated management's analysis regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery or a future reduction in rates.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 18, 2026

We have served as the Company's auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of Evergy Metro, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evergy Metro, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Rate Matters and Regulation - Impact of Rate Regulation on the Financial Statements - Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company is subject to wholesale regulation by the Federal Energy Regulatory Commission and rate regulation by the Kansas Corporation Commission and by the Missouri Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the rates of electric distribution companies in Kansas and Missouri, respectively. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures.

The Company's rates are subject to regulatory rate-setting processes and annual earnings oversight. Because the Commissions set the rates, the Company is allowed to charge customers based on allowable costs, including a reasonable return on equity, and the Company applies accounting standards that require the financial statements to reflect the effects of rate regulation, including the recording of regulatory assets and liabilities. The Company assesses whether the regulatory assets and regulatory liabilities continue to meet the criteria for probable future recovery or settlement at each balance sheet date and when regulatory events occur. This assessment includes consideration of recent rate orders, historical regulatory treatment for similar costs and factors such as changes in applicable regulatory and political environments. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve (1) full recovery of the costs of providing utility service or (2) full recovery of amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of regulatory assets and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities.

- We tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We evaluated external information and compared it to management's recorded regulatory asset and liability balances for completeness. Such external information included relevant regulatory orders issued by the Commissions for the Company and other public utilities in Kansas and Missouri, as well as other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' treatment of similar costs under similar circumstances.

- We evaluated management's analysis regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery, or a future reduction in rates.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 18, 2026

We have served as the Company's auditor since 2002.

EVERGY, INC.
Consolidated Statements of Comprehensive Income

Year Ended December 31		2025		2024		2023
		(millions, except per share amounts)				
OPERATING REVENUES	$	5,961.6	$	5,847.3	$	5,508.2
OPERATING EXPENSES:						
Fuel and purchased power		1,412.4		1,479.9		1,494.8
SPP network transmission costs		438.0		370.9		302.6
Operating and maintenance		995.3		961.9		945.3
Depreciation and amortization		1,162.9		1,114.0		1,076.5
Taxes other than income tax		420.1		452.6		406.6
Total Operating Expenses		4,428.7		4,379.3		4,225.8
INCOME FROM OPERATIONS		1,532.9		1,468.0		1,282.4
OTHER INCOME (EXPENSE):						
Investment earnings (loss)		(35.0)		4.6		29.7
Other income		46.4		38.9		40.6
Other expense		(37.0)		(40.4)		(75.1)
Total Other Income (Expense), Net		(25.6)		3.1		(4.8)
Interest expense		616.3		563.1		525.8
INCOME BEFORE INCOME TAXES		891.0		908.0		751.8
Income tax expense		29.9		30.0		15.6
Equity in earnings of equity method investees, net of income taxes		6.8		7.8		7.4
NET INCOME		867.9		885.8		743.6
Less: Net income attributable to noncontrolling interests		12.3		12.3		12.3
NET INCOME ATTRIBUTABLE TO EVERGY, INC.	$	855.6	$	873.5	$	731.3
BASIC AND DILUTED EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING ATTRIBUTABLE TO EVERGY, INC. (see Note 1)						
Basic earnings per common share	$	3.71	$	3.79	$	3.18
Diluted earnings per common share	$	3.66	$	3.79	$	3.17
AVERAGE COMMON SHARES OUTSTANDING						
Basic		230.5		230.3		230.0
Diluted		233.6		230.6		230.5
COMPREHENSIVE INCOME						
NET INCOME	$	867.9	$	885.8	$	743.6
Derivative hedging activity						
Gain on derivative hedging instruments		0.6		—		—
Income tax expense		(0.1)		—		—
Net gain on derivative hedging instruments		0.5		—		—
Reclassification to expenses, net of tax		5.4		5.4		5.4
Derivative hedging activity, net of tax		5.9		5.4		5.4
Defined benefit pension plans						
Net gain (loss) arising during period		0.2		0.7		(0.5)
Income tax (expense) benefit		(0.1)		(0.1)		0.1
Net gain (loss) arising during period, net of tax		0.1		0.6		(0.4)
Amortization of net gains included in net periodic benefit costs, net of tax		(0.2)		(0.2)		(0.1)
Change in unrecognized pension expense, net of tax		(0.1)		0.4		(0.5)
Total other comprehensive income		5.8		5.8		4.9
Comprehensive income		873.7		891.6		748.5
Less: Comprehensive income attributable to noncontrolling interest		12.3		12.3		12.3
COMPREHENSIVE INCOME ATTRIBUTABLE TO EVERGY, INC.	$	861.4	$	879.3	$	736.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

	December 31	
	2025	2024
ASSETS	(millions, except share amounts)	
CURRENT ASSETS:		
Cash and cash equivalents	$ **19.8**	$ 22.0
Receivables, net of allowance for credit losses of $15.3 and $15.7, respectively	**214.2**	245.4
Accounts receivable pledged as collateral	**402.0**	401.0
Fuel inventory and supplies	**828.9**	867.4
Income taxes receivable	**8.2**	11.1
Regulatory assets, includes $16.7 and $15.9 related to variable interest entity, respectively	**217.4**	180.9
Prepaid expenses	**77.9**	66.1
Other	**47.4**	45.4
Total Current Assets	**1,815.8**	1,839.3
PROPERTY, PLANT AND EQUIPMENT, NET, includes $119.4 and $126.5 related to variable interest entity, respectively	**26,301.5**	24,930.9
OTHER ASSETS:		
Regulatory assets, includes $277.9 and $294.5 related to variable interest entity, respectively	**1,885.3**	1,719.3
Nuclear decommissioning trust	**1,016.8**	879.8
Goodwill	**2,336.6**	2,336.6
Other	**592.5**	576.2
Total Other Assets	**5,831.2**	5,511.9
TOTAL ASSETS	$ **33,948.5**	$ 32,282.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

	December 31	
	2025	2024
LIABILITIES AND EQUITY	(millions, except share amounts)	
CURRENT LIABILITIES:		
Current maturities of long-term debt, includes $17.0 and $16.2 related to variable interest entity, respectively	**$ 367.0**	$ 651.7
Commercial paper	**1,394.0**	1,207.6
Collateralized note payable	**402.0**	401.0
Accounts payable	**654.3**	613.8
Accrued taxes	**169.4**	159.0
Accrued interest, includes $1.3 and $1.3 related to variable interest entity, respectively	**158.3**	136.4
Regulatory liabilities	**141.6**	173.8
Asset retirement obligations	**34.2**	28.7
Other	**375.1**	290.4
Total Current Liabilities	**3,695.9**	3,662.4
LONG-TERM LIABILITIES:		
Long-term debt, net, includes $279.2 and $295.7 related to variable interest entity, respectively	**13,039.2**	11,809.2
Deferred income taxes	**2,020.7**	2,035.7
Unamortized investment tax credits	**155.8**	162.8
Regulatory liabilities	**2,824.6**	2,672.0
Pension and post-retirement liability	**278.7**	371.3
Asset retirement obligations	**1,308.1**	1,268.3
Other	**357.7**	311.2
Total Long-Term Liabilities	**19,984.8**	18,630.5
Commitments and Contingencies (Note 15)		
EQUITY:		
Evergy, Inc. Shareholders' Equity:		
Common stock - 600,000,000 shares authorized, without par value 230,262,674 and 229,983,615 shares issued, stated value	**7,273.1**	7,245.9
Retained earnings	**2,966.2**	2,732.9
Accumulated other comprehensive loss	**(18.0)**	(23.8)
Total Evergy, Inc. Shareholders' Equity	**10,221.3**	9,955.0
Noncontrolling Interests	**46.5**	34.2
Total Equity	**10,267.8**	9,989.2
TOTAL LIABILITIES AND EQUITY	**$ 33,948.5**	$ 32,282.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31	2025	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:		(millions)	
Net income	$ 867.9	$ 885.8	$ 743.6
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	1,162.9	1,114.0	1,076.5
Amortization of nuclear fuel	55.2	56.5	62.4
Amortization of deferred refueling outage	11.7	17.2	18.2
Amortization of corporate-owned life insurance	26.6	23.8	25.1
Stock compensation	20.7	15.2	17.7
Net deferred income taxes and credits	20.9	(8.6)	(16.6)
Allowance for equity funds used during construction	(22.9)	(19.6)	(10.8)
Payments for asset retirement obligations	(13.3)	(12.1)	(21.8)
Equity in earnings of equity method investees, net of income taxes	(6.8)	(7.8)	(7.4)
Income from corporate-owned life insurance	(8.6)	(18.5)	(30.0)
(Gains) losses from investments in early-stage clean energy and energy solution companies	48.7	—	—
Other	1.5	—	1.5
Changes in working capital items:			
Accounts receivable	19.9	16.7	54.5
Accounts receivable pledged as collateral	(1.0)	(59.0)	17.0
Fuel inventory and supplies	38.9	(89.2)	(102.4)
Prepaid expenses and other current assets	(18.2)	156.5	136.6
Accounts payable	(6.8)	46.0	(47.2)
Accrued taxes	13.4	2.7	(8.6)
Other current liabilities	(49.5)	(80.7)	(43.8)
Changes in other assets	(11.6)	8.1	21.7
Changes in other liabilities	(104.4)	(63.3)	94.0
Cash Flows from Operating Activities	2,045.2	1,983.7	1,980.2
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(2,796.9)	(2,336.6)	(2,334.0)
Acquisition of Persimmon Creek, net of cash acquired	—	—	(217.9)
Purchase of securities - trusts	(335.6)	(175.5)	(58.7)
Sale of securities - trusts	292.3	138.5	35.1
Proceeds from nonrefundable contributions in aid of construction	170.0	—	—
Investment in corporate-owned life insurance	(15.3)	(15.6)	(16.0)
Proceeds from investment in corporate-owned life insurance	54.0	101.6	118.7
Other investing activities	61.4	25.8	1.1
Cash Flows used in Investing Activities	(2,570.1)	(2,261.8)	(2,471.7)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Short-term debt, net	186.4	255.8	(381.9)
Repayment of term loan facility	—	—	(500.0)
Collateralized short-term borrowings, net	1.0	59.0	(17.0)
Issuance of common stock	1.1	—	—
Proceeds from long-term debt	1,687.5	1,414.0	2,444.8
Retirements of long-term debt	(751.1)	(811.5)	(439.5)
Borrowings against cash surrender value of corporate-owned life insurance	48.5	51.5	53.2
Repayment of borrowings against cash surrender value of corporate-owned life insurance	(43.8)	(76.1)	(89.8)
Proceeds from refundable advances for construction	27.0	—	—
Cash dividends paid	(613.1)	(596.7)	(569.6)
Other financing activities	(21.5)	(15.7)	(6.2)
Cash Flows from Financing Activities	522.0	280.3	494.0
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2.9)	2.2	2.5
CASH, CASH EQUIVALENTS AND RESTRICTED CASH:			
Beginning of period	29.9	27.7	25.2
End of period	$ 27.0	$ 29.9	$ 27.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Equity

	Evergy, Inc. Shareholders				Non-controlling interests	Total equity
	Common stock shares	Common stock	Retained earnings	AOCI		
	(millions, except share amounts)					
Balance as of December 31, 2022	229,546,105	$ 7,219.7	$ 2,298.5	$ (34.5)	$ 9.6	$ 9,493.3
Net income	—	—	731.3	—	12.3	743.6
Issuance of stock compensation and reinvested dividends, net of tax withholding	183,191	(2.5)	—	—	—	(2.5)
Dividends declared on common stock ($2.48 per share)	—	—	(569.6)	—	—	(569.6)
Dividend equivalents declared	—	—	(2.4)	—	—	(2.4)
Stock compensation	—	17.5	—	—	—	17.5
Unearned compensation						
Compensation expense recognized	—	0.2	—	—	—	0.2
Derivative hedging activity, net of tax	—	—	—	5.4	—	5.4
Change in unrecognized pension expense, net of tax	—	—	—	(0.5)	—	(0.5)
Balance as of December 31, 2023	229,729,296	7,234.9	2,457.8	(29.6)	21.9	9,685.0
Net income	—	—	873.5	—	12.3	885.8
Issuance of stock compensation and reinvested dividends, net of tax withholding	254,319	(4.8)	—	—	—	(4.8)
Dividends declared on common stock ($2.595 per share)	—	—	(596.7)	—	—	(596.7)
Dividend equivalents declared	—	—	(1.7)	—	—	(1.7)
Stock compensation	—	15.2	—	—	—	15.2
Derivative hedging activity, net of tax	—	—	—	5.4	—	5.4
Change in unrecognized pension expense, net of tax	—	—	—	0.4	—	0.4
Other	—	0.6	—	—	—	0.6
Balance as of December 31, 2024	229,983,615	7,245.9	2,732.9	(23.8)	34.2	9,989.2
Net income	—	—	855.6	—	12.3	867.9
Issuance of stock, net of issuance costs	127,295	8.9	—	—	—	8.9
Issuance of stock compensation and reinvested dividends, net of tax withholding	151,764	(3.1)	—	—	—	(3.1)
Dividends declared on common stock ($2.6975 per share)	—	—	(620.8)	—	—	(620.8)
Dividend equivalents declared	—	—	(1.5)	—	—	(1.5)
Stock compensation	—	20.7	—	—	—	20.7
Derivative hedging activity, net of tax	—	—	—	5.9	—	5.9
Change in unrecognized pension expense, net of tax	—	—	—	(0.1)	—	(0.1)
Other	—	0.7	—	—	—	0.7
Balance as of December 31, 2025	230,262,674	$ 7,273.1	$ 2,966.2	$ (18.0)	$ 46.5	$10,267.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY KANSAS CENTRAL, INC.
Consolidated Statements of Income

Year Ended December 31	2025		2024		2023
			(millions)		
OPERATING REVENUES	$	3,060.3	$ 3,007.1	$	2,698.4
OPERATING EXPENSES:					
Fuel and purchased power		538.9	557.1		592.6
SPP network transmission costs		438.0	370.9		302.6
Operating and maintenance		478.8	476.0		477.3
Depreciation and amortization		579.2	561.7		515.5
Taxes other than income tax		223.7	250.7		219.8
Total Operating Expenses		2,258.6	2,216.4		2,107.8
INCOME FROM OPERATIONS		801.7	790.7		590.6
OTHER INCOME (EXPENSE):					
Investment earnings		7.5	2.7		3.4
Other income		25.4	28.7		34.3
Other expense		(17.2)	(18.7)		(38.7)
Total Other Income (Expense), Net		15.7	12.7		(1.0)
Interest expense		241.2	229.5		214.6
INCOME BEFORE INCOME TAXES		576.2	573.9		375.0
Income tax expense (benefit)		16.3	12.2		(5.9)
Equity in earnings of equity method investees, net of income taxes		3.4	3.3		3.6
NET INCOME		563.3	565.0		384.5
Less: Net income attributable to noncontrolling interests		12.3	12.3		12.3
NET INCOME ATTRIBUTABLE TO EVERGY KANSAS CENTRAL, INC.	$	551.0	$ 552.7	$	372.2

The disclosures regarding Evergy Kansas Central included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY KANSAS CENTRAL, INC.

Consolidated Balance Sheets

	December 31	
	2025	2024
ASSETS	(millions, except share amounts)	
CURRENT ASSETS:		
Cash and cash equivalents	$ **5.3**	$ 3.7
Receivables, net of allowance for credit losses of $7.3 and $7.8, respectively	**136.6**	133.1
Related party receivables	**59.8**	23.4
Accounts receivable pledged as collateral	**213.0**	215.0
Fuel inventory and supplies	**437.9**	472.5
Income taxes receivable	**—**	11.4
Regulatory assets	**76.7**	79.7
Prepaid expenses	**36.9**	30.2
Other	**17.5**	9.2
Total Current Assets	**983.7**	978.2
PROPERTY, PLANT AND EQUIPMENT, NET, includes $119.4 and $126.5 related to variable interest entity, respectively	**13,460.1**	12,880.1
OTHER ASSETS:		
Regulatory assets	**523.8**	446.6
Nuclear decommissioning trust	**466.0**	407.9
Other	**340.0**	296.3
Total Other Assets	**1,329.8**	1,150.8
TOTAL ASSETS	**$ 15,773.6**	$ 15,009.1

The disclosures regarding Evergy Kansas Central included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

	December 31	
	2025	2024
LIABILITIES AND EQUITY	(millions, except share amounts)	
CURRENT LIABILITIES:		
Current maturities of long-term debt	**$ 350.0**	$ 250.0
Commercial paper	**321.9**	797.3
Collateralized note payable	**213.0**	215.0
Accounts payable	**256.4**	281.5
Related party payables	**27.9**	36.7
Accrued taxes	**134.6**	109.7
Accrued interest	**96.2**	79.2
Regulatory liabilities	**64.7**	76.6
Asset retirement obligations	**18.3**	16.5
Other	**199.2**	165.6
Total Current Liabilities	**1,682.2**	2,028.1
LONG-TERM LIABILITIES:		
Long-term debt, net	**4,883.1**	4,333.5
Deferred income taxes	**760.9**	805.6
Unamortized investment tax credits	**48.7**	52.4
Regulatory liabilities	**1,557.9**	1,475.8
Pension and post-retirement liability	**171.7**	218.2
Asset retirement obligations	**654.0**	631.3
Other	**176.9**	179.3
Total Long-Term Liabilities	**8,253.2**	7,696.1
Commitments and Contingencies (Note 15)		
EQUITY:		
Evergy Kansas Central, Inc. Shareholder's Equity:		
Common stock - 1,000 shares authorized, $0.01 par value, 1 share issued	**2,737.6**	2,737.6
Retained earnings	**3,054.1**	2,513.1
Total Evergy Kansas Central, Inc. Shareholder's Equity	**5,791.7**	5,250.7
Noncontrolling Interests	**46.5**	34.2
Total Equity	**5,838.2**	5,284.9
TOTAL LIABILITIES AND EQUITY	**$ 15,773.6**	$ 15,009.1

The disclosures regarding Evergy Kansas Central included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY KANSAS CENTRAL, INC.
Consolidated Statements of Cash Flows

Year Ended December 31	2025	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:		(millions)	
Net income	$ 563.3	$ 565.0	$ 384.5
Adjustments to reconcile income to net cash from operating activities:			
Depreciation and amortization	579.2	561.7	515.5
Amortization of nuclear fuel	27.4	28.1	30.9
Amortization of deferred refueling outage	5.9	8.6	9.1
Amortization of corporate-owned life insurance	26.6	23.8	25.1
Net deferred income taxes and credits	(17.9)	1.3	(38.4)
Allowance for equity funds used during construction	(15.5)	(12.5)	(6.4)
Payments for asset retirement obligations	(7.8)	(7.4)	(9.8)
Equity in earnings of equity method investees, net of income taxes	(3.4)	(3.3)	(3.6)
Income from corporate-owned life insurance	(8.6)	(18.5)	(30.0)
Other	(5.5)	(5.5)	(5.5)
Changes in working capital items:			
Accounts receivable	(42.8)	30.6	70.6
Accounts receivable pledged as collateral	2.0	(49.0)	19.0
Fuel inventory and supplies	35.0	(60.2)	(61.5)
Prepaid expenses and other current assets	3.7	73.1	65.3
Accounts payable	(57.1)	42.4	(26.4)
Accrued taxes	36.3	(1.3)	(25.9)
Other current liabilities	(32.5)	(105.8)	(26.0)
Changes in other assets	(25.3)	(15.4)	4.6
Changes in other liabilities	(34.1)	(15.7)	126.8
Cash Flows from Operating Activities	1,028.9	1,040.0	1,017.9
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(1,298.3)	(1,274.6)	(1,196.8)
Acquisition of Persimmon Creek, net of cash acquired	—	—	(217.9)
Purchase of securities - trusts	(244.5)	(52.5)	(25.6)
Sale of securities - trusts	208.6	19.1	8.3
Proceeds from nonrefundable contributions in aid of construction	88.4	—	—
Investment in corporate-owned life insurance	(14.6)	(15.6)	(16.0)
Proceeds from investment in corporate-owned life insurance	52.6	97.6	117.4
Other investing activities	31.1	28.8	13.3
Cash Flows used in Investing Activities	(1,176.7)	(1,197.2)	(1,317.3)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Short-term debt, net	(475.4)	566.9	(542.4)
Collateralized short-term debt, net	(2.0)	49.0	(19.0)
Proceeds from long-term debt	971.1	—	690.5
Retirements of long-term debt	(325.5)	—	(50.0)
Net money pool borrowings	—	(261.4)	261.4
Borrowings against cash surrender value of corporate-owned life insurance	45.5	48.3	50.2
Repayment of borrowings against cash surrender value of corporate-owned life insurance	(42.5)	(72.2)	(88.6)
Cash dividends paid	(10.0)	(172.0)	—
Other financing activities	(11.8)	(6.9)	(2.2)
Cash Flows from Financing Activities	149.4	151.7	299.9
NET CHANGE IN CASH AND CASH EQUIVALENTS	1.6	(5.5)	0.5
CASH AND CASH EQUIVALENTS:			
Beginning of period	3.7	9.2	8.7
End of period	$ 5.3	$ 3.7	$ 9.2

The disclosures regarding Evergy Kansas Central included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY KANSAS CENTRAL, INC.

Consolidated Statements of Changes in Equity

	Evergy Kansas Central, Inc. Shareholder			Non-controlling interests	Total equity
	Common stock shares	Common stock	Retained earnings		
	(millions, except share amounts)				
Balance as of December 31, 2022	1	$ 2,737.6	$ 1,760.2	$ 9.6	$ 4,507.4
Net income	—	—	372.2	12.3	384.5
Balance as of December 31, 2023	1	2,737.6	2,132.4	21.9	4,891.9
Net income	—	—	552.7	12.3	565.0
Dividends declared on common stock	—	—	(172.0)	—	(172.0)
Balance as of December 31, 2024	1	2,737.6	2,513.1	34.2	5,284.9
Net income	—	—	551.0	12.3	563.3
Dividends declared on common stock	—	—	(10.0)	—	(10.0)
Balance as of December 31, 2025	1	$ 2,737.6	$ 3,054.1	$ 46.5	$ 5,838.2

The disclosures regarding Evergy Kansas Central included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY METRO, INC.

Consolidated Statements of Comprehensive Income

Year Ended December 31		2025		2024		2023
				(millions)		
OPERATING REVENUES	$	1,916.1	$	1,893.7	$	1,889.0
OPERATING EXPENSES:						
Fuel and purchased power		564.3		552.8		530.9
Operating and maintenance		297.2		281.7		284.1
Depreciation and amortization		408.8		400.6		416.6
Taxes other than income tax		141.3		147.4		132.8
Total Operating Expenses		1,411.6		1,382.5		1,364.4
INCOME FROM OPERATIONS		504.5		511.2		524.6
OTHER INCOME (EXPENSE):						
Investment earnings		5.5		4.9		3.8
Other income		6.1		8.9		5.6
Other expense		(11.5)		(12.5)		(27.0)
Total Other Income (Expense), Net		0.1		1.3		(17.6)
Interest expense		139.9		147.1		135.8
INCOME BEFORE INCOME TAXES		364.7		365.4		371.2
Income tax expense		44.2		40.9		39.2
NET INCOME	$	320.5	$	324.5	$	332.0
COMPREHENSIVE INCOME						
NET INCOME	$	320.5	$	324.5	$	332.0
OTHER COMPREHENSIVE INCOME:						
Derivative hedging activity						
Reclassification to expenses, net of tax		(0.3)		(0.3)		(0.3)
Derivative hedging activity, net of tax		(0.3)		(0.3)		(0.3)
Total other comprehensive loss		(0.3)		(0.3)		(0.3)
COMPREHENSIVE INCOME	$	320.2	$	324.2	$	331.7

The disclosures regarding Evergy Metro included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY METRO, INC.

Consolidated Balance Sheets

	December 31	
	2025	2024
ASSETS	(millions, except share amounts)	
CURRENT ASSETS:		
Cash and cash equivalents	**$ 3.3**	$ 3.7
Receivables, net of allowance for credit losses of $5.7 and $5.8, respectively	**45.9**	58.1
Related party receivables	**125.3**	126.1
Accounts receivable pledged as collateral	**139.0**	136.0
Fuel inventory and supplies	**279.9**	283.8
Regulatory assets	**42.6**	42.7
Prepaid expenses	**30.6**	25.6
Other	**23.1**	25.5
Total Current Assets	**689.7**	701.5
PROPERTY, PLANT AND EQUIPMENT, NET	**8,448.9**	8,292.4
OTHER ASSETS:		
Regulatory assets	**538.6**	429.4
Nuclear decommissioning trust	**550.8**	471.9
Other	**124.2**	81.5
Total Other Assets	**1,213.6**	982.8
TOTAL ASSETS	**$ 10,352.2**	$ 9,976.7

The disclosures regarding Evergy Metro included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY METRO, INC.
Consolidated Balance Sheets

	December 31	
	2025	2024
LIABILITIES AND EQUITY	(millions, except share amounts)	
CURRENT LIABILITIES:		
Current maturities of long-term debt	**$ —**	$ 350.0
Commercial paper	**245.3**	158.7
Collateralized note payable	**139.0**	136.0
Accounts payable	**257.9**	252.8
Related party payables	**23.2**	0.2
Accrued taxes	**42.1**	52.4
Accrued interest	**35.4**	32.1
Regulatory liabilities	**38.0**	38.5
Asset retirement obligations	**15.0**	11.8
Customer advances for construction	**75.9**	42.4
Other	**69.8**	65.0
Total Current Liabilities	**941.6**	1,139.9
LONG-TERM LIABILITIES:		
Long-term debt, net	**3,271.4**	2,873.4
Deferred income taxes	**743.8**	755.3
Unamortized investment tax credits	**104.8**	108.0
Regulatory liabilities	**1,141.3**	1,008.4
Pension and post-retirement liability	**91.4**	137.0
Asset retirement obligations	**506.5**	490.9
Other	**95.0**	87.6
Total Long-Term Liabilities	**5,954.2**	5,460.6
Commitments and Contingencies (Note 15)		
EQUITY:		
Common stock - 1,000 shares authorized, without par value, 1 share issued, stated value	**1,563.1**	1,563.1
Retained earnings	**1,890.2**	1,809.7
Accumulated other comprehensive income	**3.1**	3.4
Total Equity	**3,456.4**	3,376.2
TOTAL LIABILITIES AND EQUITY	**$ 10,352.2**	$ 9,976.7

The disclosures regarding Evergy Metro included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY METRO, INC.
Consolidated Statements of Cash Flows

Year Ended December 31		2025		2024		2023
				(millions)		
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:						
Net income	$	320.5	$	324.5	$	332.0
Adjustments to reconcile income to net cash from operating activities:						
Depreciation and amortization		408.8		400.6		416.6
Amortization of nuclear fuel		27.8		28.4		31.5
Amortization of deferred refueling outage		5.8		8.6		9.1
Net deferred income taxes and credits		24.4		(0.4)		22.3
Allowance for equity funds used during construction		(4.9)		(7.1)		(4.4)
Payments for asset retirement obligations		(5.3)		(4.3)		(8.6)
Other		(0.4)		(0.4)		(0.4)
Changes in working capital items:						
Accounts receivable		28.1		10.7		(0.2)
Accounts receivable pledged as collateral		(3.0)		(10.0)		(2.0)
Fuel inventory and supplies		3.9		(19.2)		(24.0)
Prepaid expenses and other current assets		(2.4)		(0.5)		(15.3)
Accounts payable		37.6		4.2		(7.3)
Accrued taxes		(10.3)		6.7		5.4
Other current liabilities		13.8		2.3		(19.8)
Changes in other assets		(25.9)		(13.1)		14.2
Changes in other liabilities		(19.8)		(9.0)		(5.9)
Cash Flows from Operating Activities		798.7		722.0		743.2
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Additions to property, plant and equipment		(737.6)		(619.7)		(757.4)
Purchase of securities - trusts		(91.1)		(123.0)		(33.1)
Sale of securities - trusts		83.7		119.5		26.8
Proceeds from nonrefundable contributions in aid of construction		50.7		—		—
Net money pool lending		—		—		31.0
Other investing activities		3.0		3.6		3.5
Cash Flows used in Investing Activities		(691.3)		(619.6)		(729.2)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Short-term debt, net		86.6		(264.6)		312.3
Collateralized short-term debt, net		3.0		10.0		2.0
Proceeds from long-term debt		418.9		296.8		375.2
Retirements of long-term debt		(373.4)		—		(379.5)
Cash dividends paid		(240.0)		(141.0)		(325.0)
Other financing activities		(2.9)		(3.2)		1.2
Cash Flows used in Financing Activities		(107.8)		(102.0)		(13.8)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(0.4)		0.4		0.2
CASH AND CASH EQUIVALENTS:						
Beginning of period		3.7		3.3		3.1
End of period	$	3.3	$	3.7	$	3.3

The disclosures regarding Evergy Metro included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY METRO, INC

Consolidated Statements of Changes in Equity

	Common stock shares	Common Stock	Retained earnings	AOCI - Net gains (losses) on cash flow hedges	Total Equity
			(millions, except share amounts)		
Balance as of December 31, 2022	1 $	1,563.1 $	1,619.2 $	4.0 $	3,186.3
Net income	—	—	332.0	—	332.0
Dividends declared on common stock	—	—	(325.0)	—	(325.0)
Derivative hedging activity, net of tax	—	—	—	(0.3)	(0.3)
Balance as of December 31, 2023	1	1,563.1	1,626.2	3.7	3,193.0
Net income	—	—	324.5	—	324.5
Dividends declared on common stock	—	—	(141.0)	—	(141.0)
Derivative hedging activity, net of tax	—	—	—	(0.3)	(0.3)
Balance as of December 31, 2024	1	1,563.1	1,809.7	3.4	3,376.2
Net income	—	—	320.5	—	320.5
Dividends declared on common stock	—	—	(240.0)	—	(240.0)
Derivative hedging activity, net of tax	—	—	—	(0.3)	(0.3)
Balance as of December 31, 2025	1 $	1,563.1 $	1,890.2 $	3.1 $	3,456.4

The disclosures regarding Evergy Metro included in the accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EVERGY, INC.
EVERGY KANSAS CENTRAL, INC.
EVERGY METRO, INC.

Combined Notes to Consolidated Financial Statements

The notes to consolidated financial statements that follow are a combined presentation for Evergy, Inc., Evergy Kansas Central, Inc. and Evergy Metro, Inc., all registrants under this filing. The terms "Evergy," "Evergy Kansas Central," "Evergy Metro" and "Evergy Companies" are used throughout this report. "Evergy" refers to Evergy, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Kansas Central" refers to Evergy Kansas Central, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Metro" refers to Evergy Metro, Inc. and its consolidated subsidiaries, unless otherwise indicated. "Evergy Companies" refers to Evergy, Evergy Kansas Central and Evergy Metro, collectively, which are individual registrants within the Evergy consolidated group.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Evergy is a public utility holding company incorporated in 2017 and headquartered in Kansas City, Missouri. Evergy operates primarily through the following wholly-owned direct subsidiaries listed below.

- Evergy Kansas Central, Inc. (Evergy Kansas Central) is an integrated, regulated electric utility that provides electricity to customers in the state of Kansas. Evergy Kansas Central has one active wholly-owned subsidiary with significant operations, Evergy Kansas South, Inc. (Evergy Kansas South).

- Evergy Metro, Inc. (Evergy Metro) is an integrated, regulated electric utility that provides electricity to customers in the states of Missouri and Kansas.

- Evergy Missouri West, Inc. (Evergy Missouri West) is an integrated, regulated electric utility that provides electricity to customers in the state of Missouri.

- Evergy Transmission Company, LLC (Evergy Transmission Company) owns 13.5% of Transource Energy, LLC (Transource) with the remaining 86.5% owned by AEP Transmission Holding Company, LLC, a subsidiary of American Electric Power Company, Inc. (AEP). Transource is focused on the development of competitive electric transmission projects. Evergy Transmission Company accounts for its investment in Transource under the equity method.

Evergy Kansas Central also owns a 50% interest in Prairie Wind Transmission, LLC (Prairie Wind), which is a joint venture between Evergy Kansas Central and subsidiaries of AEP and Berkshire Hathaway Energy Company. Prairie Wind owns a 108-mile, 345 kilovolt (kV) double-circuit transmission line that provides transmission service in the Southwest Power Pool, Inc. (SPP). Evergy Kansas Central accounts for its investment in Prairie Wind under the equity method.

Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West conduct business in their respective service territories using the name Evergy. Collectively, the Evergy Companies have approximately 15,800 megawatts (MWs) of owned generating capacity and renewable power purchase agreements and engage in the generation, transmission, distribution and sale of electricity to approximately 1.7 million customers in the states of Kansas and Missouri.

Principles of Consolidation
Each of Evergy's, Evergy Kansas Central's and Evergy Metro's consolidated financial statements includes the accounts of their subsidiaries and variable interest entities (VIEs) of which they are the primary beneficiary. Undivided interests in jointly-owned generation facilities are included on a proportionate basis. Intercompany transactions have been eliminated. The Evergy Companies assess financial performance and allocate resources on a consolidated basis (i.e., operate in one segment).

Evergy Metro elected not to apply "push-down accounting" related to the merger that created Evergy in 2018, whereby the adjustments of assets and liabilities to fair value and the resulting goodwill would be recorded on the financial statements of the acquired subsidiary. These adjustments for Evergy Metro, as well as those related to the other acquired assets and liabilities from the merger are only reflected on Evergy's consolidated financial statements.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash, Cash Equivalents and Restricted Cash

Cash equivalents consist of highly liquid investments with original maturities of three months or less at acquisition. Evergy has restricted cash included in Other Current Assets and Other Non-current Assets on Evergy's consolidated balance sheets to facilitate the servicing of Evergy Missouri West Storm Funding I, LLC's (Evergy Missouri West Storm Funding) debt and the funding requirements for a jointly-owned generation facility. See Note 19 for additional information on the VIE. The following table summarizes the cash, cash equivalents and restricted cash included on Evergy's consolidated balance sheets.

		December 31		
		2025		2024
Evergy		(millions)		
Current assets				
Cash and cash equivalents	$	19.8	$	22.0
Other		5.6		6.2
Other assets				
Other		1.6		1.7
Total cash, cash equivalents and restricted cash	$	27.0	$	29.9

Fuel Inventory and Supplies

The Evergy Companies record fuel inventory and supplies at average cost. The following table separately states the balances for fuel inventory and supplies.

		December 31		
		2025		2024
Evergy		(millions)		
Fuel inventory	$	218.6	$	264.2
Supplies		610.3		603.2
Fuel inventory and supplies	$	828.9	$	867.4
Evergy Kansas Central				
Fuel inventory	$	114.9	$	154.2
Supplies		323.0		318.3
Fuel inventory and supplies	$	437.9	$	472.5
Evergy Metro				
Fuel inventory	$	69.6	$	71.9
Supplies		210.3		211.9
Fuel inventory and supplies	$	279.9	$	283.8

Property, Plant and Equipment

The Evergy Companies record the value of property, plant and equipment, including that of VIEs, at cost. For plant, cost includes contracted services, direct labor and materials, indirect charges for engineering and supervision and an allowance for funds used during construction (AFUDC). AFUDC represents the allowed cost of capital used to finance utility construction activity. AFUDC equity funds are included as a non-cash item in other income and AFUDC borrowed funds are a reduction of interest expense. AFUDC is computed by applying a composite rate to qualified construction work in progress (CWIP). The rates used to compute gross AFUDC are compounded semi-annually.

The amounts of the Evergy Companies' AFUDC for borrowed and equity funds are detailed in the following table.

	2025	2024	2023
Evergy		(millions)	
AFUDC borrowed funds	$ 36.9	$ 41.8	$ 39.3
AFUDC equity funds	22.9	19.6	10.8
Total	$ 59.8	$ 61.4	$ 50.1
Evergy Kansas Central			
AFUDC borrowed funds	$ 18.0	$ 24.7	$ 22.2
AFUDC equity funds	15.5	12.5	6.4
Total	$ 33.5	$ 37.2	$ 28.6
Evergy Metro			
AFUDC borrowed funds	$ 9.1	$ 11.6	$ 11.8
AFUDC equity funds	4.9	7.1	4.4
Total	$ 14.0	$ 18.7	$ 16.2

The average rates used in the calculation of AFUDC are detailed in the following table.

	2025	2024	2023
Evergy Kansas Central	4.6%	5.2%	5.7%
Evergy Metro	3.9%	5.8%	5.2%
Evergy Missouri West	5.1%	5.1%	5.6%

When property units are retired or otherwise disposed, the original cost, net of salvage, is charged to accumulated depreciation. Repair of property and replacement of items not considered to be units of property are expensed as incurred, except for planned refueling and maintenance outages at Wolf Creek Generating Station (Wolf Creek). As authorized by regulators, the incremental maintenance cost incurred for such outages is deferred and amortized to expense ratably over the period between planned outages.

Depreciation and Amortization

Depreciation and amortization of utility plant other than nuclear fuel is computed using the straight-line method over the estimated lives of depreciable property based on rates approved by state regulatory authorities. Annual depreciation rates average approximately 3%. See Note 7 for more details. Nuclear fuel is amortized to fuel expense based on the quantity of heat produced during the generation of electricity.

The depreciable lives of Evergy's, Evergy Kansas Central's and Evergy Metro's property, plant and equipment are detailed in the following table.

	Evergy			Evergy Kansas Central			Evergy Metro		
				(years)					
Generating facilities	5	to	66	5	to	66	7	to	58
Transmission facilities	27	to	66	29	to	63	27	to	64
Distribution facilities	10	to	63	13	to	61	10	to	54
Other	5	to	57	5	to	57	8	to	37

Abandoned Plant
When the Evergy Companies retire utility plant, the original cost, net of salvage, is charged to accumulated depreciation. However, when it becomes probable an asset will be retired significantly in advance of its original expected useful life and in the near term, the cost of the asset and related accumulated depreciation is recognized as a separate asset and a probable abandonment. If the asset is still in service, the net amount is classified as plant to be retired, net on the consolidated balance sheets. If the asset is no longer in service, the net amount is classified as a regulatory asset on the consolidated balance sheets.

The Evergy Companies must also assess the probability of full recovery of the remaining net book value of the abandonment. The net book value that may be retained as an asset on the balance sheet for the abandonment is dependent upon amounts that may be recovered through regulated rates, including any return. An impairment charge, if any, would equal the difference between the remaining net book value of the asset and the present value of the future revenues expected from the asset.

Nuclear Plant Decommissioning Costs
Nuclear plant decommissioning cost estimates are based on either the immediate dismantling method or the deferred dismantling method as determined by the State Corporation Commission of the State of Kansas (KCC) and Public Service Commission of the State of Missouri (MPSC) and include the costs of decontamination, dismantlement and site restoration. Based on these cost estimates, Evergy Kansas Central and Evergy Metro each contribute to a tax-qualified trust fund to be used to decommission Wolf Creek. Related liabilities for decommissioning are included on Evergy's, Evergy Kansas Central's and Evergy Metro's consolidated balance sheets in asset retirement obligations (AROs).

As a result of the authorized regulatory treatment and related regulatory accounting, differences between the fair value of the assets held in the nuclear decommissioning trust and the amounts recorded for the accumulated accretion and depreciation expense associated with the decommissioning ARO are recorded as a regulatory liability on Evergy's, Evergy Kansas Central's and Evergy Metro's consolidated balance sheets. See Note 6 for discussion of AROs including those associated with nuclear plant decommissioning costs.

Regulatory Accounting
Accounting standards are applied that recognize the economic effects of rate regulation. Accordingly, regulatory assets and liabilities have been recorded when required by a regulatory order or based on regulatory precedent. See Note 4 for additional information concerning regulatory matters.

Cash Surrender Value of Life Insurance

Amounts related to corporate-owned life insurance (COLI) are recorded on the consolidated balance sheets in other long-term assets and are detailed in the following table for Evergy. Substantially all of Evergy's COLI-related balances relate to Evergy Kansas Central's COLI activity.

	December 31	
	2025	**2024**
Evergy	(millions)	
Cash surrender value of policies	$ 1,331.0	$ 1,322.6
Borrowings against policies	(1,201.0)	(1,196.2)
Corporate-owned life insurance, net	$ 130.0	$ 126.4

Increases in cash surrender value and death benefits are recorded in other income in the Evergy Companies' consolidated statements of income and comprehensive income. Interest expense incurred on policy loans is offset against the policy income. Income from death benefits is highly variable from period to period.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the following financial instruments for which it was practicable to estimate that value.

Nuclear decommissioning trust - The Evergy Companies' nuclear decommissioning trust assets are recorded at fair value based on quoted market prices of the investments held by the fund and/or valuation models.

Derivative instruments - The Evergy Companies' derivative instruments are recorded at fair value based on quoted market prices for exchange-traded derivative instruments, quoted prices for similar contracts and/or valuation models.

Pension plans - For financial reporting purposes, the market value of plan assets is the fair value based on quoted market prices of the investments held by the fund and/or valuation models.

Derivative Instruments

The Evergy Companies record derivative instruments on the balance sheet at fair value in accordance with GAAP. The Evergy Companies enter into derivative contracts to manage risk exposure to commodity price and interest rate fluctuations and also for trading purposes. See Note 13 for additional information regarding derivative financial instruments and hedging activities.

Revenue Recognition

The Evergy Companies recognize revenue on the sale of electricity to customers over time as the service is provided in the amount they have the right to invoice. Revenues recorded include electric services provided but not yet billed by the Evergy Companies. Unbilled revenues are recorded for kilowatt hour (kWh) usage in the period following the customers' billing cycle to the end of the month. This estimate is based on net system kWh usage less actual billed kWhs. The Evergy Companies' estimated unbilled kWhs are allocated and priced by regulatory jurisdiction across the rate classes based on actual billing rates. The Evergy Companies' unbilled revenue estimate is affected by factors including fluctuations in energy demand, weather, line losses and changes in the composition of customer classes. See Note 3 for the balance of unbilled receivables for each of Evergy, Evergy Kansas Central and Evergy Metro as of December 31, 2025 and 2024.

The Evergy Companies also collect sales taxes and franchise fees from customers concurrent with revenue-producing activities that are levied by state and local governments. These items are excluded from revenue, and thus are not reflected on the consolidated statements of income and comprehensive income for Evergy, Evergy Kansas Central and Evergy Metro.

See Note 2 for additional details regarding revenue recognition from sales of electricity by the Evergy Companies.

Allowance for Credit Losses

Historical loss information generally provides the basis for the Evergy Companies' assessment of expected credit losses. The Evergy Companies use an aging of accounts receivable method to assess historical loss information. When historical experience may not fully reflect the Evergy Companies' expectations about the future, the Evergy Companies will adjust historical loss information, as necessary, to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information.

Receivables are charged off when they are deemed uncollectible, which is based on a number of factors including specific facts surrounding an account and management's judgment.

Asset Impairments

Long-lived assets and finite-lived intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows from an asset to be held and used is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is the excess of the carrying value of the asset over its fair value.

Goodwill and indefinite lived intangible assets are tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. The annual test must be performed at the same time each year. The goodwill impairment test consists of comparing the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. In the event that the carrying amount exceeds the fair value of the reporting unit, an impairment loss is recognized for the difference between the carrying amount of the reporting unit and its fair value. See Note 5 for additional details on goodwill.

Income Taxes

Income taxes are accounted for using the asset/liability approach. Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Evergy Companies recognize tax benefits based on a "more-likely-than-not" recognition threshold. In addition, the Evergy Companies recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Evergy files a consolidated federal income tax return as well as unitary and combined income tax returns in several state jurisdictions with Kansas and Missouri being the most significant. Income taxes for consolidated or combined subsidiaries are allocated to the subsidiaries based on separate company computations of income or loss. Evergy Kansas Central's and Evergy Metro's income tax provisions include taxes allocated based on their separate company's income or loss.

The Evergy Companies have established a net regulatory liability for future refunds to be made to customers for amounts collected from customers in excess of income taxes in current rates. Tax credits are recognized in the year generated except for certain Evergy Kansas Central, Evergy Metro and Evergy Missouri West investment tax credits that have been deferred and amortized over the remaining service lives of the related properties.

Other Income and Other Expense

The tables below show the detail of other income and other expense, respectively, for each of the Evergy Companies.

Other Income		2025		2024		2023
Evergy			(millions)			
AFUDC equity	$	22.9	$	19.6	$	10.8
Corporate-owned life insurance policy benefit		7.9		15.7		26.8
Income from commercial solar project		11.8		0.8		—
Other		3.8		2.8		3.0
Other income	$	46.4	$	38.9	$	40.6
Evergy Kansas Central						
AFUDC equity	$	15.5	$	12.5	$	6.4
Corporate-owned life insurance policy benefit		7.4		14.9		26.5
Other		2.5		1.3		1.4
Other income	$	25.4	$	28.7	$	34.3
Evergy Metro						
AFUDC equity	$	4.9	$	7.1	$	4.4
Other		1.2		1.8		1.2
Other income	$	6.1	$	8.9	$	5.6

Other Expense		2025		2024		2023
Evergy			(millions)			
Non-service cost component of net benefit cost	$	(9.6)	$	(16.6)	$	(51.2)
Corporate-owned life insurance		(22.2)		(21.3)		(21.7)
Other		(5.2)		(2.5)		(2.2)
Other expense	$	(37.0)	$	(40.4)	$	(75.1)
Evergy Kansas Central						
Non-service cost component of net benefit cost	$	4.6	$	2.1	$	(17.6)
Corporate-owned life insurance		(21.1)		(20.2)		(20.6)
Other		(0.7)		(0.6)		(0.5)
Other expense	$	(17.2)	$	(18.7)	$	(38.7)
Evergy Metro						
Non-service cost component of net benefit cost	$	(9.1)	$	(10.1)	$	(24.8)
Corporate-owned life insurance		(1.1)		(1.0)		(1.1)
Other		(1.3)		(1.4)		(1.1)
Other expense	$	(11.5)	$	(12.5)	$	(27.0)

Investments in Early-Stage Clean Energy and Energy Solution Companies

From time to time, Evergy has made limited non-regulated equity and debt investments in early-stage clean energy and energy solution companies. These investments are recorded in Other Assets - Long-Term on Evergy's consolidated balance sheets and as of December 31, 2025, and December 31, 2024, the total value of these investments was $41.3 million and $121.4 million, respectively. These investments have historically not had a significant impact on Evergy's results of operations.

In 2025, Evergy recorded $48.7 million of losses in investment earnings (loss) on its consolidated statements of income and comprehensive income, resulting from a decline in fair value and losses on the sale of certain investments. The losses consisted of $13.5 million of realized losses and $35.2 million of unrealized and impairment losses.

Evergy has initiated a process to dispose of these investments and could experience additional losses or gains on these investments as a result of further changes in their value or upon their ultimate liquidation.

Earnings Per Share

To compute basic earnings per common share (EPS), Evergy divides net income attributable to Evergy, Inc. by the weighted average number of common shares outstanding. Diluted EPS includes the effect of issuable common shares resulting from restricted share units (RSUs), convertible notes, a warrant and forward sale agreements entered into through Evergy's at-the-market (ATM) equity offering program. Evergy computes the dilutive effects of potential issuances of common shares using the treasury stock method, the contingently issuable share method or the if-converted method, as applicable.

The following table reconciles Evergy's basic and diluted EPS.

		2025		2024		2023
Income		(millions, except per share amounts)				
Net income	$	867.9	$	885.8	$	743.6
Less: Net income attributable to noncontrolling interests		12.3		12.3		12.3
Net income attributable to Evergy, Inc.	$	855.6	$	873.5	$	731.3
Common Shares Outstanding						
Weighted average number of common shares outstanding - basic		230.5		230.3		230.0
Add: effect of dilutive securities		3.1		0.3		0.5
Diluted average number of common shares outstanding		233.6		230.6		230.5
Basic EPS	$	3.71	$	3.79	$	3.18
Diluted EPS	$	3.66	$	3.79	$	3.17

The effect of dilutive securities for 2025 included 2.6 million shares resulting from Evergy's convertible notes. There was no dilution resulting from Evergy's convertible notes in 2024 or 2023.

The table below summarizes the anti-dilutive securities excluded from the computation of diluted EPS.

Anti-Dilutive Securities	2025	2024	2023
	(shares in millions)		
Common shares issuable pursuant to a warrant	—	—	4.0
RSUs with performance measures	0.1	—	—

Supplemental Cash Flow Information

Evergy

Year Ended December 31		2025		2024		2023
Cash paid for (received from):		(millions)				
Interest, net of amount capitalized	$	586.7	$	538.5	$	500.9
Interest of VIEs		16.1		13.1		—
Non-cash investing transactions:						
Property, plant and equipment additions		316.1		277.5		251.3
Non-cash financing transactions:						
Issuance of common stock for reinvested dividends		7.8		—		—

Evergy Kansas Central

Year Ended December 31		2025		2024		2023
Cash paid for (received from):		(millions)				
Interest, net of amount capitalized	$	229.6	$	220.6	$	195.3
Non-cash investing transactions:						
Property, plant and equipment additions		159.5		158.0		134.1

Evergy Metro

Year Ended December 31		2025		2024		2023
Cash paid for (received from):		(millions)				
Interest, net of amount capitalized	$	151.4	$	145.9	$	134.3
Non-cash investing transactions:						
Property, plant and equipment additions		65.5		86.3		83.2

Dividends Declared

In February 2026, Evergy's Board of Directors (Evergy Board) declared a quarterly dividend of $0.6950 per share on Evergy's common stock. The common stock dividend is payable March 20, 2026, to shareholders of record as of March 10, 2026.

In February 2026, Evergy Kansas Central's Board of Directors and Evergy Metro's Board of Directors each declared a cash dividend to Evergy of up to $50.0 million payable on or before March 19, 2026.

Missouri Legislation

In April 2025, Missouri Senate Bill (SB) 4 was signed into law by the Governor of Missouri. Most notably, SB 4 establishes new mechanisms for Missouri electric utilities to recover the costs associated with the construction of new natural gas-fired generating units. The utilities will be able to include certain costs of CWIP in rate base. The inclusion of CWIP will be in lieu of AFUDC applicable to the construction of the new natural gas-fired generating units. The MPSC will determine the amount of CWIP that may be included in rate base. Additionally, amounts collected arising from the inclusion of CWIP in rate base are subject to refund under certain circumstances. These provisions are scheduled to expire at the end of 2035. Additionally, the law extends Missouri's existing plant-in service accounting (PISA) provisions to include certain natural gas-fired generating units as qualifying electric plants and extends the sunset date of these provisions through the end of 2035. These provisions allow electric utilities to defer to a regulatory asset for recovery in a subsequent general rate case 85% of depreciation expense and the associated return on investment for qualifying electric plant rate base additions for assets placed in-service between general rate cases.

Natural Gas Plant Investments

The Evergy Companies use integrated resource plans (IRPs), detailed analyses that estimate factors that influence the future supply and demand for electricity, to inform the manner in which they supply electricity. The most recent IRPs incorporate the latest SPP resource adequacy requirements and anticipated load growth. Based on these and other factors, the IRP indicated the addition of new supply side resources, including combined and simple cycle natural gas plants, would be needed.

In October 2024, Evergy announced its plan to construct two combined-cycle natural gas plants located in Kansas. Evergy Kansas Central and Evergy Missouri West will jointly-own each plant and expect each plant to have an initial generating capacity of approximately 705 MWs. The first plant, a combined cycle gas turbine (CCGT) facility located in Sumner County, is expected to begin operations by spring of 2029 and the second plant, a CCGT facility located in Reno County, is expected to begin operations by spring of 2030.

Additionally, Evergy Missouri West plans to construct a 440 MW simple-cycle natural gas plant located in Missouri. The plant is expected to begin operations in 2030.

In 2024, Evergy Kansas Central and Evergy Missouri West requested predetermination from the KCC and a Certificate of Convenience and Necessity (CCN) from the MPSC, respectively, for their planned natural gas investments. In July 2025, the KCC approved a non-unanimous partial settlement agreement regarding Evergy Kansas Central's investments in its planned natural gas plants. In July 2025, the MPSC approved a non-unanimous stipulation and agreement regarding Evergy Missouri West's investments in its planned natural gas plants. See "Applications for Predetermination" and "Requests for Certificate of Convenience and Necessity" in Note 4 for additional information regarding Evergy Kansas Central's and Evergy Missouri West's applications for predetermination and a CCN for their investments in these natural gas plants.

Renewable Plant Investments

Evergy Kansas Central intends to construct and own an approximately 159 MW solar generation facility, to be located in Douglas County Kansas, called Kansas Sky. In July 2024, a lawsuit was filed in the District Court of Douglas County, *Grant Township, et al. v. Board of County Commissioners*, requesting the court to overturn Douglas County's approval of the application to construct the solar generation facility. Due to the ongoing litigation, including the court's granting of an emergency injunction in December 2024 which temporarily prohibits the construction of the solar generation facility, Evergy Kansas Central is not able to estimate when the solar generation facility will begin operations. In July 2025, the KCC approved a unanimous partial settlement agreement for the Kansas Sky solar investment. See "Applications for Predetermination" in Note 4 for additional information regarding Evergy Kansas Central's application for predetermination for its investment in this renewable generating plant.

In 2024, Evergy Missouri West entered into agreements to own two solar generation facilities currently under development. The first facility, to be called Sunflower Sky, is a solar generation facility to be located in Kansas with an expected generating capacity of approximately 65 MWs. In September 2025, Evergy Missouri West acquired the Sunflower Sky solar facility assets from the developer and will complete construction of the facility. The second facility, to be called Foxtrot, is a solar generation facility to be located in Missouri with an expected generating capacity of approximately 100 MWs. In November 2025, Evergy Missouri West acquired the Foxtrot solar facility assets from the developer and will complete construction of the facility. The solar generation facilities are expected to begin operations by summer of 2027. In July 2025, the MPSC approved a unanimous stipulation and agreement regarding Evergy Missouri West's planned investments in the solar generation facilities. See "Requests for Certificate of Convenience and Necessity" in Note 4 for additional information regarding Evergy Missouri West's application for a CCN for its investment in these renewable generating plants.

New Accounting Pronouncements

Improvements to Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, *Improvements to Income Tax Disclosures.* This ASU is intended to improve the transparency and decision usefulness of income tax disclosures primarily by enhancing consistency in the categorization and disaggregation of information included in the effective tax rate reconciliation and income taxes paid by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2025. The Evergy Companies adopted ASU No. 2023-09 retrospectively and it is reflected for all periods presented. The adoption of ASU No. 2023-09 did not have a material impact on the Evergy Companies' results of operations, financial positions, or cash flows. See Note 20 for further detail on the updated presentation.

Income Statement—Reporting Comprehensive Income: Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income: Expense Disaggregation Disclosures.* This ASU is intended to enhance income statement expense disclosures by requiring disaggregated information about specific expenses categories in commonly presented income statement expense captions. ASU No. 2024-03 is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Evergy Companies are currently evaluating the disclosure impact of this ASU on their respective consolidated financial statements.

2. REVENUE

Evergy's, Evergy Kansas Central's and Evergy Metro's revenues disaggregated by customer class are summarized in the following tables.

Evergy

	2025		2024		2023	
Revenues			(millions)			
Residential	$	2,198.6	$	2,186.6	$	2,036.7
Commercial		1,950.5		1,963.7		1,832.4
Industrial		649.9		682.0		625.9
Other retail		45.7		43.3		43.2
Total electric retail	$	4,844.7	$	4,875.6	$	4,538.2
Wholesale		312.8		320.5		373.5
Transmission		520.6		482.6		403.2
Industrial steam and other		27.0		25.7		30.2
Total revenue from contracts with customers	$	5,705.1	$	5,704.4	$	5,345.1
Other		256.5		142.9		163.1
Operating revenues	$	5,961.6	$	5,847.3	$	5,508.2

Evergy Kansas Central

	2025		2024		2023	
Revenues			(millions)			
Residential	$	960.3	$	983.5	$	821.0
Commercial		816.3		842.7		722.9
Industrial		425.0		448.9		398.5
Other retail		24.3		25.2		18.1
Total electric retail	$	2,225.9	$	2,300.3	$	1,960.5
Wholesale		266.2		237.2		296.8
Transmission		483.0		455.0		385.8
Other		2.6		2.7		2.1
Total revenue from contracts with customers	$	2,977.7	$	2,995.2	$	2,645.2
Other		82.6		11.9		53.2
Operating revenues	$	3,060.3	$	3,007.1	$	2,698.4

Evergy Metro

	2025	2024	2023
Revenues	(millions)		
Residential	$ 750.6	$ 738.8	$ 748.4
Commercial	781.5	776.7	778.9
Industrial	131.8	132.7	130.9
Other retail	11.8	10.3	12.7
Total electric retail	$ 1,675.7	$ 1,658.5	$ 1,670.9
Wholesale	38.7	82.6	91.9
Transmission	25.7	19.9	14.3
Other	4.3	3.7	3.3
Total revenue from contracts with customers	$ 1,744.4	$ 1,764.7	$ 1,780.4
Other	171.7	129.0	108.6
Operating revenues	$ 1,916.1	$ 1,893.7	$ 1,889.0

Retail Revenues

The Evergy Companies' retail revenues are generated by the regulated sale of electricity to their residential, commercial and industrial customers within their franchised service territories. The Evergy Companies recognize revenue on the sale of electricity to their customers over time as the service is provided in the amount they have a right to invoice. Retail customers are billed monthly at the tariff rates approved by the KCC and MPSC based on customer kWh usage.

Revenues recorded include electric services provided but not yet billed by the Evergy Companies. Unbilled revenues are recorded for kWh usage in the period following the customers' billing cycle to the end of the month. This estimate is based on net system kWh usage less actual billed kWhs. The Evergy Companies' estimated unbilled kWhs are allocated and priced by regulatory jurisdiction across the rate classes based on actual billing rates.

The Evergy Companies also collect sales taxes and franchise fees from customers concurrent with revenue-producing activities that are levied by state and local governments. These items are excluded from revenue, and thus not reflected on the statements of income and comprehensive income, for Evergy, Evergy Kansas Central and Evergy Metro.

Wholesale Revenues

The Evergy Companies' wholesale revenues are generated by the sale of wholesale power and capacity in circumstances when the power that the Evergy Companies generate is not required for customers in their service territory. These sales primarily occur within the SPP Integrated Marketplace. The Evergy Companies also purchase power from the SPP Integrated Marketplace and record sale and purchase activity on a net basis in wholesale revenue or fuel and purchased power expense. In addition, the Evergy Companies sell wholesale power and capacity through bilateral contracts to other counterparties, such as electric cooperatives, municipalities and other electric utilities.

For both wholesale sales to the SPP Integrated Marketplace and through bilateral contracts, the Evergy Companies recognize revenue on the sale of wholesale electricity to their customers over time as the service is provided in the amount they have a right to invoice.

Wholesale sales within the SPP Integrated Marketplace are billed weekly based on the fixed transaction price determined by the market at the time of the sale and the megawatt hour (MWh) quantity sold. Wholesale sales from bilateral contracts are billed monthly based on the contractually determined transaction price and the kWh quantity sold.

Transmission Revenues

The Evergy Companies' transmission revenues are generated by the use of their transmission networks by the SPP. To enable optimal use of the diverse generating resources in the SPP region, the Evergy Companies, as well as other transmission owners, allow the SPP to access and operate their transmission networks. As new transmission lines are constructed, they are included in the transmission network available to the SPP. In exchange for providing access, the SPP pays the Evergy Companies consideration determined by formula rates approved by the Federal Energy Regulatory Commission (FERC), which include the cost to construct and maintain the transmission lines and a return on investment. The price for access to the Evergy Companies' transmission networks are updated annually based on projected costs. Projections are updated to actual costs and the difference is included in subsequent year's prices.

The Evergy Companies have different treatment for their legacy transmission facilities within the SPP, which results in different levels of transmission revenue being received from the SPP. Evergy Kansas Central's transmission revenues from SPP include amounts that Evergy Kansas Central pays to the SPP on behalf of its retail electric customers for the use of Evergy Kansas Central's legacy transmission facilities. These transmission revenues are mostly offset by SPP network transmission cost expense that Evergy Kansas Central pays on behalf of its retail customers. Evergy Metro and Evergy Missouri West do not pay the SPP for their retail customers' use of the Evergy Metro and Evergy Missouri West legacy transmission facilities and correspondingly, their transmission revenues also do not reflect the associated transmission revenue from the SPP.

The Evergy Companies recognize revenue on the sale of transmission service to their customers over time as the service is provided in the amount they have a right to invoice. Transmission service to the SPP is billed monthly based on a fixed transaction price determined by FERC formula transmission rates along with other SPP-specific charges and the MW quantity sold.

Industrial Steam and Other Revenues

Evergy's industrial steam and other revenues are primarily generated by the regulated sale of industrial steam to Evergy Missouri West's steam customers. Evergy recognizes revenue on the sale of industrial steam to its customers over time as the service is provided in the amount that it has the right to invoice. Steam customers are billed on a monthly basis at the tariff rate approved by the MPSC based on customer MMBtu usage.

3. RECEIVABLES

The Evergy Companies' receivables are detailed in the following table.

		December 31		
		2025		2024
Evergy		(millions)		
Customer accounts receivable - billed	$	10.0	$	2.7
Customer accounts receivable - unbilled		108.9		108.4
Other receivables		110.6		150.0
Allowance for credit losses		(15.3)		(15.7)
Total	$	214.2	$	245.4
Evergy Kansas Central				
Customer accounts receivable - unbilled	$	42.8	$	36.0
Other receivables		101.1		104.9
Allowance for credit losses		(7.3)		(7.8)
Total	$	136.6	$	133.1
Evergy Metro				
Customer accounts receivable - unbilled	$	30.0	$	28.5
Other receivables		21.6		35.4
Allowance for credit losses		(5.7)		(5.8)
Total	$	45.9	$	58.1

The Evergy Companies' other receivables as of December 31, 2025 and 2024, consisted primarily of receivables from partners in jointly-owned electric utility plants, wholesale sales receivables and receivables related to alternative revenue programs.

The Evergy Companies' other receivables also included receivables from contracts with customers as summarized in the following table.

		December 31		
		2025		2024
		(millions)		
Evergy	$	64.2	$	68.9
Evergy Kansas Central		59.7		65.3
Evergy Metro		2.9		2.6

The change in the Evergy Companies' allowance for credit losses is summarized in the following table.

		2025		2024
Evergy		(millions)		
Beginning balance January 1	$	15.7	$	24.2
Credit loss expense		20.4		11.7
Write-offs		(32.4)		(32.5)
Recoveries of prior write-offs		11.6		12.3
Ending balance December 31	$	15.3	$	15.7
Evergy Kansas Central				
Beginning balance January 1	$	7.8	$	11.6
Credit loss expense		10.4		6.6
Write-offs		(15.6)		(15.6)
Recoveries of prior write-offs		4.7		5.2
Ending balance December 31	$	7.3	$	7.8
Evergy Metro				
Beginning balance January 1	$	5.8	$	7.9
Credit loss expense		6.8		4.5
Write-offs		(11.8)		(11.6)
Recoveries of prior write-offs		4.9		5.0
Ending balance December 31	$	5.7	$	5.8

Sale of Accounts Receivable

Evergy Kansas Central, Evergy Metro and Evergy Missouri West sell an undivided percentage ownership interest in their retail electric accounts receivable to independent outside investors. These sales are accounted for as secured borrowings with accounts receivable pledged as collateral and a corresponding short-term collateralized note payable recognized on the balance sheets. The Evergy Companies' accounts receivable pledged as collateral and the corresponding short-term collateralized note payable are summarized in the following table.

		December 31		
		2025		**2024**
		(millions)		
Evergy	$	402.0	$	401.0
Evergy Kansas Central		213.0		215.0
Evergy Metro		139.0		136.0

In April 2025, Evergy Kansas Central, Evergy Metro and Evergy Missouri West extended the expiration of each receivable sale facility from November 2025 to April 2028. Evergy Kansas Central's facility allows up to $185.0 million in aggregate outstanding principal amount to be borrowed at any time. To the extent Evergy Kansas Central has qualifying accounts receivable and subject to the lender's discretion, Evergy Kansas Central's facility allows for an additional $65.0 million in aggregate outstanding principal amount to be borrowed at any time. Evergy Metro's facility allows up to $130.0 million in aggregate outstanding principal amount to be borrowed at any time. To the extent Evergy Metro has qualifying accounts receivable and subject to the lender's discretion, Evergy Metro's facility allows for an additional $70.0 million in aggregate outstanding principal amount to be borrowed at any time. Evergy Missouri West's facility allows up to $50.0 million in aggregate outstanding principal amount to be borrowed at any time. To the extent Evergy Missouri West has qualifying accounts receivable and subject to the lender's discretion, Evergy Missouri West's facility allows for an additional $65.0 million in aggregate outstanding principal amount to be borrowed at any time.

4. RATE MATTERS AND REGULATION

KCC Proceedings
Evergy Kansas Central's 2025 Rate Case Proceeding
In January 2025, Evergy Kansas Central filed an application with the KCC to request an increase to its retail revenues of approximately $196 million. Evergy Kansas Central's request reflected a return on equity of 10.5% (with a capital structure composed of 52% equity) and increases related to the recovery of infrastructure investments made to improve reliability and enhance customer service and the update of expenses to current levels of spend.

In July 2025, Evergy Kansas Central, KCC staff and other intervenors reached a unanimous settlement agreement to settle all issues in the case. The unanimous settlement agreement provides for an increase to retail revenues of $128.0 million after rebasing property tax expense and not including costs recoverable through KCC-approved riders for Evergy Kansas Central. In September 2025, the KCC approved the unanimous settlement agreement and new rates took effect in October 2025.

Earnings Review and Sharing
As part of the settlement agreement in Evergy Kansas Central's 2025 KCC rate case, Evergy Kansas Central agreed to participate in an earnings review surveillance report for each calendar year beginning 2025 through the time Evergy Kansas Central files its next general rate case and new base rates become effective as a result of that case. Under this mechanism, Evergy Kansas Central's jurisdiction is required to refund customers 50% of annual earnings in excess of a 9.7% return on equity.

As of December 31, 2025, Evergy Kansas Central estimates its 2025 annual earnings will not result in a refund obligation under the earnings review mechanism. Evergy Kansas Central expects to file its 2025 earnings calculation with the KCC in March 2026. The final refund obligation for 2025, if any, will be decided by the KCC and could vary from the current estimate.

Applications for Predetermination
The KCC uses a process referred to as 'predetermination' to establish ratemaking principles and treatments for certain utility investments before they are included in a utility's rate base. The process helps balance the interest of utilities and customers by ensuring broad agreement to the reasonableness of the investment and regulatory certainty regarding the recovery of costs associated with the investment. Investment in utility projects may be dependent on acceptable regulatory treatment determined in the predetermination process.

In November 2024, Evergy Kansas Central requested predetermination from the KCC for its planned natural gas plant investments and Kansas Sky solar investment. In April 2025, Evergy Kansas Central and intervenors in the case reached a non-unanimous partial settlement agreement regarding its planned natural gas plant investments and a unanimous partial settlement agreement regarding the Kansas Sky solar investment.

In July 2025, the KCC approved the non-unanimous partial settlement agreement for the natural gas plant investments establishing that Evergy Kansas Central's investment in its planned natural gas plants is prudent. This agreement will permit Evergy Kansas Central to implement a CWIP rider one year after construction of each plant begins and Evergy Kansas Central will recover through the CWIP rider the return on up to 100% of amounts recorded to CWIP for each plant, not to exceed definitive cost estimates established by the KCC unless otherwise ordered by the KCC. Evergy Kansas Central will be permitted to update rates charged through the CWIP rider every six months. Evergy Kansas Central will be permitted to collect these amounts through the CWIP rider until new base rates reflecting Evergy Kansas Central's investment in the natural gas plants take effect. Evergy Kansas Central will not be able to accrue AFUDC on these amounts once the CWIP rider becomes effective and is included in customer rates. When new base rates reflecting Evergy Kansas Central's investment in each plant take effect, those base rates will include a deferral for depreciation expense incurred and carrying costs on any unrecovered portion of Evergy Kansas Central's investment in natural gas plants incurred between the time the natural gas plants are placed in service and the time the investment in the natural gas plants is included in base rates. Investments above certain amounts established in the settlement agreement will be subject to a prudence review.

In July 2025, the KCC approved the unanimous partial settlement agreement for the Kansas Sky solar investment. After the investment is placed in service and prior to the effective date of rates that include the investment, Evergy

Kansas Central will be permitted to defer to a regulatory asset and recover over the remaining life of the Kansas Sky solar investment depreciation expense, carrying costs and other costs incurred. Thereafter, Evergy Kansas Central's investment in Kansas Sky will be recovered through a levelized revenue requirement for the first thirty years of the life of the generation site, after which the levelized revenue requirement will be reevaluated.

In July 2024, a lawsuit was filed in the District Court of Douglas County, *Grant Township, et al. v. Board of County Commissioners*, requesting the court to overturn Douglas County's approval of the application to construct the solar generation facility. Due to the ongoing litigation, including the court's granting of an emergency injunction in December 2024 which temporarily prohibits construction of the solar generation facility, Evergy Kansas Central is not able to estimate when the solar generation facility will begin operations.

Evergy Kansas Central 2025 Transmission Delivery Charge (TDC)
In April 2025, the KCC issued an order adjusting Evergy Kansas Central's retail prices to include updated transmission costs as reflected in the FERC transmission formula rate (TFR). The new prices were effective in May 2025 and are expected to increase Evergy Kansas Central's annual retail revenues by $54.8 million when compared to 2024.

Evergy Metro 2025 TDC
In April 2025, the KCC issued an order adjusting Evergy Metro's retail prices to include updated transmission costs as reflected in the FERC TFR. The new prices were effective in May 2025 and are expected to increase Evergy Metro's annual retail revenues by $4.8 million when compared to 2024.

MPSC Proceedings
Evergy Metro's 2026 Rate Case Proceeding
In February 2026, Evergy Metro filed an application with the MPSC to request an increase to its retail revenues of approximately $140 million. Evergy Metro's request reflected a return on equity of 10.5% (with a capital structure composed of 52% equity) and increases related to the recovery of infrastructure investments made to improve reliability and enhance customer service and the update of expenses to current levels of spend. New rates are expected to be effective in January 2027.

Evergy Missouri West's 2024 Rate Case Proceeding
In January 2025, Evergy Missouri West implemented new rates approved by the MPSC in December 2024 providing for an increase to Evergy Missouri West's retail revenues of approximately $55 million after lowering base rates for fuel and purchased power expense of approximately $49 million and rebasing property tax expense.

Requests for Certificate of Convenience and Necessity
Missouri utilities must request a CCN from the MPSC to authorize them to build certain utility projects. The CCN process authorizes utilities to build projects and can provide assurance that the project is prudent and necessary. Investment in projects is dependent upon the granting by the MPSC of a CCN with reasonably acceptable terms.

In 2024, Evergy Missouri West filed applications for CCNs for its planned renewable and natural gas plant investments. In May 2025, Evergy Missouri West entered into a unanimous stipulation and agreement with the MPSC staff and other intervenors that would grant Evergy Missouri West's CCNs to construct, install, own, operate, maintain and otherwise control and manage Sunflower Sky and Foxtrot solar generating facilities. In May 2025, Evergy Missouri West entered into a non-unanimous stipulation and agreement with the MPSC staff and other intervenors that would grant Evergy Missouri West's CCNs to construct, install, own, operate, maintain and otherwise control and manage its planned natural gas plant investments.

In July 2025, the MPSC approved the unanimous stipulation and agreement for Sunflower Sky and Foxtrot solar generating facilities granting Evergy Missouri West's CCN request for its planned renewable plant investments. Evergy Missouri West plans to utilize PISA, as applicable, for its planned renewable plant investments.

In July 2025, the MPSC approved the non-unanimous stipulation and agreement for the natural gas plant investments granting Evergy Missouri West's CCN and establishing that Evergy Missouri West's planned investments in the natural gas plants are decisionally prudent. Evergy Missouri West intends to utilize the SB 4 CWIP inclusion provision and PISA, as applicable, for its planned investments in the natural gas plants.

FERC Proceedings
In October of each year, Evergy Kansas Central and Evergy Metro post an updated TFR that includes projected transmission capital expenditures and operating costs for the following year. This rate is the most significant component in the retail rate calculation for Evergy Kansas Central's and Evergy Metro's annual request with the KCC to adjust retail prices to include updated transmission costs through the TDC.

Evergy Kansas Central TFR Annual Update
Most recently, the updated TFR was expected to adjust Evergy Kansas Central's annual transmission revenues by approximately:

- $21.6 million increase effective in January 2026;

- $19.1 million increase effective in January 2025; and

- $115.8 million increase effective in January 2024.

Evergy Kansas Central TFR Formal Complaint
In February 2023, certain Evergy Kansas Central TFR customers submitted a formal complaint with FERC requesting the refund of over-collections related to the capital structure calculation in determining Evergy Kansas Central's Annual Transmission Revenue Requirement for the 2018 and 2019 rate years. As of December 31, 2025, and December 31, 2024, Evergy and Evergy Kansas Central had recorded a regulatory liability of $9.7 million and $7.1 million, respectively, related to the 2018 and 2019 rate year refund request. Evergy and Evergy Kansas Central are awaiting a response from FERC.

Evergy Metro TFR Annual Update
Most recently, the updated TFR was expected to adjust Evergy Metro's annual transmission revenues by approximately:

- $2.4 million decrease effective in January 2026;

- $1.0 million increase effective in January 2025; and

- $23.7 million increase effective in January 2024.

Regulatory Assets and Liabilities
The Evergy Companies have recorded assets and liabilities on their consolidated balance sheets resulting from the effects of the ratemaking process, which would not otherwise be recorded if they were not regulated. Regulatory assets represent incurred costs that are probable of recovery from future revenues. Regulatory liabilities represent future reductions in revenues or refunds to customers.

Management regularly assesses whether regulatory assets and liabilities are probable of future recovery or refund by considering factors such as decisions by the MPSC, KCC or FERC in Evergy Kansas Central's, Evergy Metro's and Evergy Missouri West's rate case filings; decisions in other regulatory proceedings, including decisions related to other companies that establish precedent on matters applicable to the Evergy Companies; and changes in laws and regulations. If recovery or refund of regulatory assets or liabilities is not approved by regulators or is no longer deemed probable, these regulatory assets or liabilities are recognized in the current period results of operations. The Evergy Companies continued ability to meet the criteria for recording regulatory assets and liabilities may be affected in the future by restructuring and deregulation in the electric industry or changes in accounting rules. In the event that the criteria no longer applied to any or all of the Evergy Companies' operations, the related regulatory assets and liabilities would be written off unless an appropriate regulatory recovery mechanism were provided. Additionally, these factors could result in an impairment on utility plant assets.

The Evergy Companies' regulatory assets and liabilities are detailed in the following tables.

| | December 31 | | | | | |
| | 2025 | | | 2024 | | |
Regulatory Assets	Evergy	Evergy Kansas Central	Evergy Metro	Evergy	Evergy Kansas Central	Evergy Metro
	(millions)					
Pension and post-retirement costs	$ 41.0	$ —	$ —	$ 47.3	$ —	$ —
Debt reacquisition costs	68.6	64.3	4.2	74.8	69.8	4.7
Debt fair value adjustment	76.1	—	—	81.6	—	—
Asset retirement obligations fair value adjustment	122.8	—	—	121.9	—	—
Depreciation	367.1	107.8	158.7	238.3	55.6	94.7
Cost of removal	394.1	151.8	186.4	332.1	133.5	167.8
Asset retirement obligations	220.4	94.8	97.3	189.0	81.5	82.2
Analog meter unrecovered investment	4.1	4.1	—	6.2	6.2	—
Treasury yield hedges	15.9	15.9	—	17.0	17.0	—
Iatan No. 1 and common facilities	5.3	—	2.4	5.6	—	2.5
Iatan No. 2 construction accounting costs	22.0	—	11.0	22.7	—	11.4
Property taxes	40.2	4.5	32.7	26.6	—	23.7
Disallowed plant costs	12.7	12.7	—	13.2	13.2	—
La Cygne environmental costs	6.4	4.7	1.7	7.7	5.8	1.9
Deferred customer programs	50.5	31.0	18.4	38.5	15.9	17.2
Fuel recovery mechanisms	64.6	11.8	11.6	25.7	16.3	9.4
February 2021 winter weather event	—	—	—	8.3	8.3	—
February 2021 winter weather event securitized costs	294.6	—	—	310.4	—	—
Solar rebates	—	—	—	3.4	—	—
Transmission delivery charge	14.2	13.2	1.0	22.0	20.0	2.0
Wolf Creek outage	26.0	13.0	13.0	14.6	7.3	7.3
Pension and other post-retirement benefit non-service costs	79.0	30.5	29.7	82.4	31.0	31.9
Retired generation facilities	102.6	—	—	120.8	—	—
Merger transition costs	13.7	6.4	5.1	18.4	8.7	6.9
Other regulatory assets	60.8	34.0	8.0	71.7	36.2	8.5
Total	2,102.7	600.5	581.2	1,900.2	526.3	472.1
Less: current portion	(217.4)	(76.7)	(42.6)	(180.9)	(79.7)	(42.7)
Total noncurrent regulatory assets	$ 1,885.3	$ 523.8	$ 538.6	$ 1,719.3	$ 446.6	$ 429.4

	December 31					
	2025			**2024**		
	Evergy	**Evergy Kansas Central**	**Evergy Metro**	**Evergy**	**Evergy Kansas Central**	**Evergy Metro**
Regulatory Liabilities	(millions)					
Taxes refundable through future rates	$ 1,581.6	$ 991.0	$ 470.4	$ 1,631.4	$ 1,008.5	$ 477.7
Nuclear production tax credits	263.1	130.5	132.6	168.6	82.4	86.2
Deferred regulatory gain from sale leaseback	20.6	20.6	—	26.1	26.1	—
Emission allowances	26.2	—	26.2	30.2	—	30.2
Nuclear decommissioning	480.4	173.3	307.1	387.2	142.1	245.1
Pension and post-retirement costs	279.4	71.6	205.3	206.6	39.0	165.4
Jurisdictional allowance for funds used during construction	23.4	21.7	1.7	23.8	22.1	1.7
La Cygne leasehold dismantling costs	29.6	29.6	—	29.6	29.6	—
Kansas tax credits	—	—	—	8.4	8.4	—
Purchase power agreement	2.2	2.2	—	3.0	3.0	—
Fuel recovery mechanisms	8.3	—	8.3	21.5	—	0.2
February 2021 winter weather event	5.8	4.7	1.1	3.0	—	3.0
Sibley AAO	26.4	—	—	52.8	—	—
TFR refunds	9.7	9.7	—	7.1	7.1	—
COLI rate credits refund	35.2	35.2	—	64.4	64.4	—
Levelized rate recovery	96.2	96.2	—	65.0	65.0	—
Other regulatory liabilities	78.1	36.3	26.6	117.1	54.7	37.4
Total	2,966.2	1,622.6	1,179.3	2,845.8	1,552.4	1,046.9
Less: current portion	(141.6)	(64.7)	(38.0)	(173.8)	(76.6)	(38.5)
Total noncurrent regulatory liabilities	$ 2,824.6	$ 1,557.9	$ 1,141.3	$ 2,672.0	$ 1,475.8	$ 1,008.4

The following summarizes the nature and period of recovery for each of the regulatory assets listed in the table above.

Pension and post-retirement costs: Represent the difference between pension and post-retirement costs under GAAP and pension and post-retirement costs for ratemaking that will be recovered in future rates. Of this amount, as of December 31, 2025, $35.8 million is not included in rate base and is amortized over various periods.

Debt reacquisition costs: Includes costs incurred to reacquire and refinance debt. These costs are amortized over the term of the new debt or the remaining lives of the old debt issuances if no new debt was issued and are not included in rate base.

Debt fair value adjustment: Represents purchase accounting adjustments recorded to state the carrying value of Evergy Metro and Evergy Missouri West long-term debt at fair value in connection with the merger that created Evergy. Amount is amortized over the life of the related debt and is not included in rate base.

Asset retirement obligations fair value adjustment: Represents purchase accounting adjustments recorded to state the carrying value of Evergy Metro and Evergy Missouri West AROs at fair value in connection with the merger that created Evergy. Amount is amortized over the life of the related plant and is not included in rate base.

Depreciation: Represents depreciation and carrying costs deferred under PISA approved in Kansas and Missouri where depreciation incurred on assets placed in service prior to inclusion in rates can be deferred until the next general rate case and then amortized over a 20-year period and included in rate base.

Cost of removal: Represents amounts spent, but not yet collected, to dispose of plant assets. This asset will decrease as removal costs are collected in rates and is included in rate base.

Asset retirement obligations: Represents amounts associated with AROs as discussed further in Note 6. These amounts are recovered over the life of the related plant and are not included in rate base.

Analog meter unrecovered investment: Represents the deferral of unrecovered investment of retired analog meters. These costs are not included in rate base and are amortized through 2028.

Treasury yield hedges: Represents the effective portion of treasury yield hedge transactions. Amortization of this amount will be included in interest expense over the term of the related debt and is not included in rate base.

Iatan No. 1 and common facilities: Represents depreciation and carrying costs related to Iatan No. 1 and common facilities. These costs are included in rate base and amortized through 2057.

Iatan No. 2 construction accounting costs: Represents the construction accounting costs related to Iatan No. 2. These costs are included in rate base and amortized through 2059.

Property taxes: Represents actual costs incurred for property taxes in excess of amounts collected in revenues. These costs are expected to be recovered over various periods and are not included in rate base.

Disallowed plant costs: The KCC originally disallowed certain costs related to the Wolf Creek plant. In 1987, the KCC revised its original conclusion and provided for recovery of an indirect disallowance with no return on investment. This regulatory asset represents the present value of the future expected revenues to be provided to recover these costs, net of the amounts amortized.

La Cygne environmental costs: Represents the deferral of depreciation and amortization expense and associated carrying charges related to the La Cygne Station environmental project. This amount will be amortized over the life of the related asset and is included in rate base.

Deferred customer programs: Represents costs related to various energy efficiency programs that have been accumulated and deferred for future recovery. These amounts are not included in rate base and are amortized over various periods.

Fuel recovery mechanisms: Represents the actual cost of fuel consumed in producing electricity and the cost of purchased power in excess of the amounts collected from customers. This difference is expected to be recovered over a one-year period and is not included in rate base.

February 2021 winter weather event: Represents deferred extraordinary fuel and purchased power costs incurred to provide electric service as a result of the February 2021 winter weather event. These amounts are not included in rate base and were fully amortized in 2025.

February 2021 winter weather event securitized costs: Represents deferred extraordinary fuel and purchased power costs incurred to provide electric service as a result of the February 2021 winter weather event. In February 2024, Evergy Missouri West securitized this asset. Evergy Missouri West expects to recover the amounts through 2038.

Solar rebates: Represents costs associated with solar rebates provided to retail electric customers. These amounts are not included in rate base and were fully amortized in 2025.

Transmission delivery charge: Represents costs associated with the transmission delivery charge. The amounts are not included in rate base and are amortized over a one-year period.

Wolf Creek outage: Represents deferred expenses associated with Wolf Creek's scheduled refueling and maintenance outages. These expenses are amortized during the period between planned outages and are not included in rate base.

Pension and other post-retirement benefit non-service costs: Represents the non-service component of pension and post-retirement net benefit costs that are capitalized as authorized by regulators. The amounts are included in rate base and are recovered over the life of the related asset.

Retired generation facilities: Represents amounts to be recovered for facilities that have been retired, are not included in rate base and recovered through 2030.

Merger transition costs: Represents recoverable transition costs related to the merger that created Evergy. The amounts are not included in rate base and are recovered through 2028.

Other regulatory assets: Includes various regulatory assets that individually are small in relation to the total regulatory asset balance. Of these amounts, $5.5 million, $4.9 million and $0.3 million for Evergy, Evergy Kansas Central and Evergy Metro, respectively, are included in rate base and are amortized over various periods.

The following summarizes the nature and period of amortization for each of the regulatory liabilities listed in the table above.

Taxes refundable through future rates: Represents the obligation to return to customers income taxes recovered in earlier periods when corporate income tax rates were higher than current income tax rates. A large portion of this amount is related to depreciation and will be refunded to customers over the life of the applicable property.

Nuclear production tax credits: Represents nuclear production tax credits (PTCs) generated by Wolf Creek. The benefits from these credits are expected to be refunded to customers in future rates following the monetization of the credits.

Deferred regulatory gain from sale leaseback: Represents the gain Evergy Kansas South recorded on the 1987 sale and leaseback of its 50% interest in La Cygne Unit 2. The gain is amortized over the term of the lease.

Emission allowances: Represents deferred gains related to the sale of emission allowances to be refunded to customers.

Nuclear decommissioning: Represents the difference between the fair value of the assets held in the nuclear decommissioning trust and the amount recorded for the accumulated accretion and depreciation expense associated with the asset retirement obligation related to Wolf Creek.

Pension and post-retirement costs: Represents the difference between pension and post-retirement costs under GAAP, including accumulated unrecognized gains, and pension and post-retirement costs for ratemaking that will be refunded in future rates.

Jurisdictional allowance for funds used during construction: Represents AFUDC that is accrued subsequent to the time the associated construction charges are included in prices and prior to the time the related assets are placed in service. The AFUDC is amortized to depreciation expense over the useful life of the asset that is placed in service.

La Cygne leasehold dismantling costs: Represents amounts collected but not yet spent on the contractual obligation to dismantle a portion of La Cygne Unit 2. The obligation will be discharged as the unit is dismantled.

Kansas tax credits: Represents Kansas tax credits on investment in utility plant. Amounts will be credited to customers subsequent to the realization of the credits over the remaining lives of the utility plant giving rise to the tax credits.

Purchase power agreement: Represents the amount included in retail electric rates from customers in excess of costs incurred under purchase power agreements. Amounts are amortized over a five-year period.

Fuel recovery mechanisms: Represents the amount collected from customers in excess of the actual cost of fuel consumed in producing electricity and the cost of purchased power. This difference is expected to be refunded over a one-year period.

February 2021 winter weather event: Represents refunds to customers related to a February 2021 winter weather event.

Sibley accounting authority order: These amounts were collected in connection with an accounting authority order (AAO) granted by the MPSC in October 2019 and represent revenues that Evergy Missouri West collected from customers for the return on its unrecovered investment in Sibley Station, non-fuel operations and maintenance costs and other costs associated with Sibley Station following its retirement in November 2018. The amended final order in Evergy Missouri West's 2022 rate case required Evergy Missouri West to refund these revenues to customers over a four-year period.

TFR refunds: These amounts are associated with a formal complaint certain Evergy Kansas Central TFR customers submitted with FERC requesting the refund of over-collections related to the capital structure calculation in determining Evergy Kansas Central's Annual Transmission Revenue Requirement for the 2018 and 2019 rate years. See "Evergy Kansas Central TFR Formal Complaint" within this Note 4 for additional information.

COLI rate credits refund: Represents the amount ordered to be refunded by Evergy Kansas Central to customers and will be amortized through 2027, to account for the difference between the expected amount of COLI rate credits approved and the actual amount of COLI rate credits received by customers from 1987 through 2023.

Levelized rate recovery: Instead of traditional ratemaking, the KCC ordered that Evergy Kansas Central recover the costs of several owned wind farms through a levelized revenue requirement. The levelized recovery of costs defers the rates intended to recover allowable costs for each wind farm beyond the period in which those costs would be charged to expense under traditional ratemaking. The regulatory liability represents the cumulative amount collected in accordance with the ordered ratemaking treatment in excess of the amount that would have been collected under traditional ratemaking.

Other regulatory liabilities: Includes various regulatory liabilities that individually are relatively small in relation to the total regulatory liability balance. These amounts will be credited over various periods.

5. GOODWILL

GAAP requires goodwill to be tested for impairment annually and when an event occurs indicating the possibility that an impairment exists. Evergy's impairment test for the $2,336.6 million of goodwill that was recorded as a result of the merger that created Evergy was conducted as of May 1, 2025. The goodwill impairment test consists of comparing the fair value of a reporting unit to its carrying amount, including goodwill, to identify potential impairment. In the event that the carrying amount exceeds the fair value of the reporting unit, an impairment loss is recognized for the difference between the carrying amount of the reporting unit and its fair value. Evergy's consolidated operations are considered one reporting unit for assessment of impairment, as management assesses financial performance and allocates resources on a consolidated basis. The determination of fair value of the reporting unit consisted of two valuation techniques: an income approach consisting of a discounted cash flow analysis and a market approach consisting of a determination of reporting unit invested capital using a market multiple derived from the historical earnings before interest, income taxes, depreciation and amortization and market prices of the stock of peer companies. The results of the two techniques were evaluated and weighted to determine a point within the range that management considered representative of fair value for the reporting unit. The fair value of the reporting unit exceeded the carrying amount, including goodwill. As a result, there was no impairment of goodwill in 2025 or 2024.

6. ASSET RETIREMENT OBLIGATIONS

AROs associated with tangible long-lived assets are legal obligations that exist under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. These liabilities are recognized at estimated fair value as incurred with a corresponding amount capitalized as part of the cost of the related long-lived assets and depreciated over their useful lives. Accretion of the liabilities due to the passage of time is recorded to a regulatory asset and/or liability. Changes in the estimated fair values of the liabilities are recognized when known.

Evergy Kansas Central, Evergy Metro and Evergy Missouri West have AROs related to asbestos abatement and the closure and post-closure care of ponds and landfills containing coal combustion residuals (CCRs). In addition, Evergy Kansas Central and Evergy Metro have AROs related to decommissioning Wolf Creek and the retirement of wind generation facilities.

The following table summarizes the change in the Evergy Companies' AROs for the periods ending December 31, 2025 and 2024.

	Evergy		Evergy Kansas Central		Evergy Metro	
	2025	2024	2025	2024	2025	2024
	(millions)					
Beginning balance January 1	$ 1,297.0	$1,203.1	$ 647.8	$ 599.3	$ 502.7	$ 460.4
Additions	—	72.8	—	44.8	—	24.1
Revision in timing and/or estimates	(5.3)	(28.0)	(5.3)	(24.3)	—	(0.5)
Settlements	(13.3)	(12.1)	(7.8)	(7.4)	(5.3)	(4.3)
Accretion	63.9	61.2	37.6	35.4	24.1	23.0
Ending balance	$ 1,342.3	$1,297.0	$ 672.3	$ 647.8	$ 521.5	$ 502.7
Less: current portion	(34.2)	(28.7)	(18.3)	(16.5)	(15.0)	(11.8)
Total noncurrent asset retirement obligation	$ 1,308.1	$1,268.3	$ 654.0	$ 631.3	$ 506.5	$ 490.9

In 2024, Evergy, Evergy Kansas Central and Evergy Metro recorded $72.8 million, $44.8 million and $24.1 million of ARO liabilities, respectively, related to the new Environmental Protection Agency (EPA) CCR regulation focused on legacy surface impoundments and historic placements of CCR. This regulation expands applicability of the 2015 CCR regulation to inactive landfills and beneficial use sites not previously regulated. The Evergy Companies recorded an offsetting balance to property, plant and equipment, net, or a regulatory asset for each ARO liability. See Note 15 for additional information regarding the regulation of CCRs.

7. PROPERTY, PLANT AND EQUIPMENT

The following tables summarize the property, plant and equipment of Evergy, Evergy Kansas Central and Evergy Metro.

December 31, 2025	Evergy	Evergy Kansas Central	Evergy Metro
	(millions)		
Electric plant in service	$ 38,218.9	$ 18,893.6	$ 14,001.3
Electric plant acquisition adjustment	739.8	724.9	—
Accumulated depreciation	(14,986.6)	(7,308.5)	(6,110.5)
Plant in service	23,972.1	12,310.0	7,890.8
Construction work in progress	2,120.6	1,045.8	453.6
Nuclear fuel, net	208.8	104.3	104.5
Net property, plant and equipment	$ 26,301.5	$ 13,460.1	$ 8,448.9

December 31, 2024	Evergy	Evergy Kansas Central	Evergy Metro
	(millions)		
Electric plant in service	$ 36,444.9	$ 17,914.9	$ 13,468.3
Electric plant acquisition adjustment	742.9	724.9	—
Accumulated depreciation	(14,165.5)	(6,914.4)	(5,752.6)
Plant in service	23,022.3	11,725.4	7,715.7
Construction work in progress	1,707.0	1,053.7	476.1
Nuclear fuel, net	200.9	100.3	100.6
Plant to be retired, net[a]	0.7	0.7	—
Net property, plant and equipment	$ 24,930.9	$ 12,880.1	$ 8,292.4

[a] As of December 31, 2024, represents the planned retirement of Evergy Kansas Central analog meters prior to the end of their remaining useful lives.

The following table summarizes the property, plant and equipment of the VIE for Evergy and Evergy Kansas Central.

| | December 31 | |
	2025	2024
	(millions)	
Electric plant of VIEs	$ 392.1	$ 392.1
Accumulated depreciation of VIEs	(272.7)	(265.6)
Net property, plant and equipment of VIEs	$ 119.4	$ 126.5

Depreciation Expense

The Evergy Companies' depreciation expense is detailed in the following table.

	2025	2024	2023
	(millions)		
Evergy[a]	$ 944.2	$ 965.9	$ 943.3
Evergy Kansas Central[a]	512.2	542.3	497.7
Evergy Metro	283.3	294.6	319.7

[a] Approximately $7.1 million of depreciation expense in each of 2025, 2024 and 2023 was attributable to property, plant and equipment of VIEs.

8. JOINTLY-OWNED ELECTRIC UTILITY PLANTS

Evergy's, Evergy Kansas Central's and Evergy Metro's share of jointly-owned electric utility plants at December 31, 2025, are detailed in the following tables.

Evergy

	Evergy's share	Electric plant in service	Accumulated depreciation	Nuclear fuel, net	Construction work in progress	2026 accredited capacity-MWs
	(millions, except MW amounts)					
Wolf Creek Unit	94 %	$ 4,444.6	$ 2,395.8	$ 208.8	$ 291.6	1,106
La Cygne Units[a]	100 %	2,425.9	1,161.9	—	35.9	1,426
Iatan No. 1 Unit	88 %	830.4	333.5	—	7.5	618
Iatan No. 2 Unit	73 %	1,433.8	519.2	—	2.8	653
Iatan Common	79 %	524.3	157.3	—	9.2	n/a
Jeffrey Energy Center	100 %	2,764.7	1,177.6	—	71.2	2,183
State Line	40 %	140.3	107.6	—	5.6	211
Dogwood Energy Center	22 %	90.6	49.6	—	7.1	145
Sumner County CCGT Facility[b]	100 %	—	—	—	201.0	n/a
Reno County CCGT Facility[b]	100 %	—	—	—	166.2	n/a

[a] The VIE consolidated by Evergy and Evergy Kansas Central holds its 50% leasehold interest in La Cygne Unit 2. This 50% leasehold interest in La Cygne Unit 2 is reflected in the information provided above. See Note 19 for additional information.

[b] Combined-cycle natural gas plants currently under construction in Kansas, jointly-owned by Evergy Kansas Central and Evergy Missouri West. See Note 1, Natural Gas Plant Investments for additional information.

Evergy Kansas Central

	Evergy Kansas Central's share	Electric plant in service	Accumulated depreciation	Nuclear fuel, net	Construction work in progress	2026 accredited capacity-MWs
			(millions, except MW amounts)			
Wolf Creek Unit	47 %	$ 2,169.2	$ 1,165.8	$ 104.3	$ 138.0	553
La Cygne Units[a]	50 %	1,162.0	620.0	—	19.5	713
Jeffrey Energy Center	92 %	2,530.7	1,075.7	—	65.5	2,008
State Line	40 %	140.3	107.6	—	5.6	211
Sumner County CCGT Facility[b]	50 %	—	—	—	100.7	n/a
Reno County CCGT Facility[b]	50 %	—	—	—	84.5	n/a

[a] The VIE consolidated by Evergy and Evergy Kansas Central holds its 50% leasehold interest in La Cygne Unit 2. This 50% leasehold interest in La Cygne Unit 2 is reflected in the information provided above. See Note 19 for additional information.

[b] Combined-cycle natural gas plants currently under construction in Kansas, jointly-owned by Evergy Kansas Central and Evergy Missouri West. See Note 1, Natural Gas Plant Investments for additional information.

Evergy Metro

	Evergy Metro's share	Electric plant in service	Accumulated depreciation	Nuclear fuel, net	Construction work in progress	2026 accredited capacity-MWs
			(millions, except MW amounts)			
Wolf Creek Unit	47 %	$ 2,275.4	$ 1,230.0	$ 104.5	$ 153.6	553
La Cygne Units	50 %	1,263.9	541.9	—	16.4	713
Iatan No. 1 Unit	70 %	646.0	277.1	—	6.0	492
Iatan No. 2 Unit	55 %	1,081.9	471.9	—	2.1	491
Iatan Common	61 %	416.0	140.2	—	6.9	n/a

Each owner must fund its own portion of the plant's operating expenses and capital expenditures. The Evergy Companies' share of direct expenses are included in the appropriate operating expense classifications in Evergy's, Evergy Kansas Central's and Evergy Metro's consolidated financial statements.

9. PENSION PLANS AND POST-RETIREMENT BENEFITS

Evergy and certain of its subsidiaries maintain, and Evergy Kansas Central and Evergy Metro participate in, qualified non-contributory defined benefit pension plans covering the majority of Evergy Kansas Central's and Evergy Metro's employees as well as certain non-qualified plans covering certain active and retired officers.

For the majority of employees, pension benefits under these plans reflect the employees' compensation, years of service and age at retirement. However, for the plan covering Evergy Kansas Central's employees, the benefits for non-union employees hired between 2002 and the second quarter of 2018 and union employees hired beginning in 2012 are derived from a cash balance account formula. The plan was closed to future non-union employees in 2018. For the plans covering Evergy Metro's employees, the benefits for union employees hired beginning in 2014 are derived from a cash balance account formula and the plans were closed to future non-union employees in 2014.

Evergy and its subsidiaries also provide certain post-retirement health care and life insurance benefits for substantially all retired employees of Evergy Kansas Central and Evergy Metro and their respective shares of Wolf Creek's post-retirement benefit plans.

The Evergy Companies record pension and post-retirement expense in accordance with rate orders from the KCC and MPSC that allow the difference between pension and post-retirement costs under GAAP and costs for ratemaking to be recognized as a regulatory asset or liability. This difference between financial and regulatory accounting methods is due to timing and will be eliminated over the life of the plans.

For 2025, Evergy, Evergy Kansas Central and Evergy Metro recorded net pension settlement (gains) and special termination benefit expense of $7.6 million, $2.2 million and $5.4 million, respectively. For 2025, Evergy, Evergy Kansas Central and Evergy Metro recorded net post-retirement settlement (gains) and special termination benefit expense of $(6.4) million, $(3.5) million and $(2.9) million, respectively. For 2024, Evergy and Evergy Kansas Central recorded pension special termination benefit expense of $0.2 million. For 2023, Evergy, Evergy Kansas Central and Evergy Metro recorded pension settlement (gains) and losses of $(21.1) million, $1.1 million and $(22.2) million, respectively. These settlement (gains) and losses and special termination benefits were the result of accelerated distributions and enhanced pension distributions as a result of employee retirements for certain plan participants, as well as the sale of certain life insurance liabilities. Evergy, Evergy Kansas Central and Evergy Metro deferred substantially all of the (gains), losses and expense to regulatory assets or regulatory liabilities and expect to recover these amounts over future periods pursuant to regulatory agreements.

The following pension benefits tables provide information relating to the funded status of all defined benefit pension plans on an aggregate basis as well as the components of net periodic benefit costs. For financial reporting purposes, the market value of plan assets is the fair value. Net periodic benefit costs reflect total plan benefit costs prior to the effects of capitalization and sharing with joint owners of power plants.

Evergy

	Pension Benefits		Post-Retirement Benefits	
	2025	2024	2025	2024
Change in projected benefit obligation (PBO)	(millions)			
PBO as of January 1	$ 1,665.0	$ 1,704.4	$ 180.9	$ 192.8
Service cost	45.2	46.0	1.5	1.6
Interest cost	94.2	89.5	9.5	10.1
Contribution by participants	—	—	2.6	5.6
Plan amendments	—	—	0.1	4.2
Actuarial (gain) loss	14.2	(60.7)	7.3	(13.0)
Benefits paid	(119.1)	(106.4)	(16.5)	(20.4)
Settlements	(0.7)	—	(38.7)	—
Special termination benefits	8.3	0.2	3.9	—
Other	(8.7)	(8.0)	—	—
PBO as of December 31	$ 1,698.4	$ 1,665.0	$ 150.6	$ 180.9
Change in plan assets				
Fair value of plan assets as of January 1	$ 1,299.4	$ 1,250.7	$ 203.0	$ 201.5
Actual return on plan assets	185.8	122.2	21.1	14.2
Contributions by employer and participants	66.0	37.2	2.8	6.4
Benefits paid	(115.4)	(102.7)	(15.4)	(19.1)
Settlements	—	—	(38.7)	—
Other	(8.7)	(8.0)	—	—
Fair value of plan assets as of December 31	$ 1,427.1	$ 1,299.4	$ 172.8	$ 203.0
Funded status as of December 31	$ (271.3)	$ (365.6)	$ 22.2	$ 22.1

Evergy

	Pension Benefits		Post-Retirement Benefits	
	2025	2024	2025	2024
Amounts recognized in the consolidated balance sheet		(millions)		
Non-current asset	$ —	$ —	$ 35.0	$ 33.9
Current pension and other post-retirement liability	(4.4)	(5.0)	(1.0)	(1.1)
Noncurrent pension liability and other post-retirement liability	(266.9)	(360.6)	(11.8)	(10.7)
Net amount recognized before regulatory treatment	(271.3)	(365.6)	22.2	22.1
Accumulated OCI or regulatory asset/liability	(239.7)	(173.2)	(31.3)	(41.7)
Net amount recognized as of December 31	$ (511.0)	$ (538.8)	$ (9.1)	$ (19.6)
Amounts in accumulated OCI or regulatory asset/liability not yet recognized as a component of net periodic benefit cost:				
Actuarial gain	$ (247.6)	$ (183.0)	$ (35.8)	$ (46.5)
Prior service cost	7.9	9.8	4.5	4.8
Net amount recognized as of December 31	$ (239.7)	$ (173.2)	$ (31.3)	$ (41.7)

Evergy Kansas Central

	Pension Benefits		Post-Retirement Benefits	
	2025	2024	2025	2024
Change in projected benefit obligation (PBO)		(millions)		
PBO as of January 1	$ 851.0	$ 876.2	$ 93.3	$ 97.8
Service cost	18.5	19.0	0.9	0.9
Interest cost	47.7	45.6	4.9	5.1
Contribution by participants	—	—	0.3	0.7
Plan amendments	—	—	—	3.3
Actuarial (gain) loss	6.8	(28.2)	2.4	(5.3)
Benefits paid	(67.3)	(58.3)	(7.6)	(9.2)
Settlements	—	—	(21.0)	—
Special termination benefits	2.2	0.2	1.6	—
Other	(3.9)	(3.5)	—	—
PBO as of December 31	$ 855.0	$ 851.0	$ 74.8	$ 93.3
Change in plan assets				
Fair value of plan assets as of January 1	$ 633.9	$ 620.6	$ 99.1	$ 99.1
Actual return on plan assets	89.9	62.3	11.2	7.6
Contributions by employer and participants	29.8	10.6	0.4	1.2
Benefits paid	(65.2)	(56.1)	(7.3)	(8.8)
Settlements	—	—	(21.0)	—
Other	(3.9)	(3.5)	—	—
Fair value of plan assets as of December 31	$ 684.5	$ 633.9	$ 82.4	$ 99.1
Funded status as of December 31	$ (170.5)	$ (217.1)	$ 7.6	$ 5.8

Evergy Kansas Central

	Pension Benefits		Post-Retirement Benefits	
	2025	**2024**	**2025**	**2024**
Amounts recognized in the consolidated balance sheet		(millions)		
Non-current asset	$ —	$ —	$ 11.7	$ 9.8
Current pension and other post-retirement liability	(2.4)	(2.4)	(0.5)	(0.5)
Noncurrent pension liability and other post-retirement liability	(168.1)	(214.7)	(3.6)	(3.5)
Net amount recognized before regulatory treatment	(170.5)	(217.1)	7.6	5.8
Accumulated OCI or regulatory asset/liability	(31.4)	10.2	(17.1)	(20.3)
Net amount recognized as of December 31	$ (201.9)	$ (206.9)	$ (9.5)	$ (14.5)
Amounts in accumulated OCI or regulatory asset/liability not yet recognized as a component of net periodic benefit cost:				
Actuarial gain	(40.8)	(1.2)	$ (20.4)	$ (23.9)
Prior service cost	9.4	11.4	3.3	3.6
Net amount recognized as of December 31	$ (31.4)	$ 10.2	$ (17.1)	$ (20.3)

Evergy Metro

	Pension Benefits		Post-Retirement Benefits	
	2025	**2024**	**2025**	**2024**
Change in projected benefit obligation (PBO)		(millions)		
PBO as of January 1	$ 796.3	$ 809.7	$ 87.6	$ 95.0
Service cost	26.7	27.0	0.6	0.7
Interest cost	45.6	43.0	4.6	5.0
Contribution by participants	—	—	2.3	4.9
Plan amendments	—	—	0.1	0.9
Actuarial (gain) loss	7.4	(31.9)	4.9	(7.7)
Benefits paid	(50.4)	(47.0)	(8.9)	(11.2)
Settlements	(0.7)	—	(17.7)	—
Special termination benefits	6.1	—	2.3	—
Other	(4.8)	(4.5)	—	—
PBO as of December 31	$ 826.2	$ 796.3	$ 75.8	$ 87.6
Change in plan assets				
Fair value of plan assets as of January 1	$ 665.5	$ 630.1	$ 103.9	$ 102.4
Actual return on plan assets	95.9	59.9	9.9	6.6
Contributions by employer and participants	36.2	26.6	2.4	5.2
Benefits paid	(50.2)	(46.6)	(8.1)	(10.3)
Settlements	—	—	(17.7)	—
Other	(4.8)	(4.5)	—	—
Fair value of plan assets as of December 31	$ 742.6	$ 665.5	$ 90.4	$ 103.9
Funded status as of December 31	$ (83.6)	$ (130.8)	$ 14.6	$ 16.3

Evergy Metro

	Pension Benefits		Post-Retirement Benefits	
	2025	**2024**	**2025**	**2024**
Amounts recognized in the consolidated balance sheet		(millions)		
Non-current asset	$ —	$ —	$ 23.3	$ 24.1
Current pension and other post-retirement liability	(0.4)	(1.1)	(0.5)	(0.5)
Noncurrent pension liability and other post-retirement liability	(83.2)	(129.7)	(8.2)	(7.3)
Net amount recognized before regulatory treatment	(83.6)	(130.8)	14.6	16.3
Accumulated OCI or regulatory asset/liability	(200.2)	(174.7)	(19.8)	(27.3)
Net amount recognized as of December 31	$ (283.8)	$ (305.5)	$ (5.2)	$ (11.0)
Amounts in accumulated OCI or regulatory asset/liability not yet recognized as a component of net periodic benefit cost:				
Actuarial gain	$ (198.9)	$ (173.4)	$ (16.7)	$ (23.8)
Prior service cost	(1.3)	(1.3)	(3.1)	(3.5)
Net amount recognized as of December 31	$ (200.2)	$ (174.7)	$ (19.8)	$ (27.3)

Actuarial gains for the Evergy Companies' pension benefit plans for 2024 were primarily driven by an increase in the discount rate used to measure the benefit obligation as a result of higher market interest rates. See the weighted average assumptions used to determine the benefit obligations within this Note 9 for further information.

As of December 31, 2025 and 2024, Evergy's pension benefits include non-qualified benefit obligations of $35.4 million and $36.0 million, respectively, which are funded by trusts containing assets of $31.2 million and $31.4 million, respectively. As of December 31, 2025 and 2024, Evergy Kansas Central's pension benefits include non-qualified benefit obligations of $18.2 million and $18.4 million, respectively, which are funded by trusts containing assets of $23.5 million and $23.4 million, respectively. The assets in the aforementioned trusts are not included in the table above. See Note 14 for more information on these amounts.

Evergy

Components of net periodic benefit costs	Pension Benefits			Post-Retirement Benefits		
	2025	2024	2023	2025	2024	2023
	(millions)					
Service cost	$ 45.2	$ 46.0	$ 44.9	$ 1.5	$ 1.6	$ 1.8
Interest cost	94.2	89.5	91.9	9.5	10.1	11.1
Expected return on plan assets	(88.0)	(86.7)	(87.6)	(10.3)	(11.5)	(11.9)
Prior service cost	1.9	1.9	1.9	0.4	0.1	0.1
Recognized net actuarial gain	(18.4)	(17.4)	(21.5)	(3.9)	(3.9)	(4.2)
Settlements and special termination benefits	7.6	0.2	(21.1)	(6.4)	—	—
Net periodic benefit costs before regulatory adjustment and intercompany allocations	42.5	33.5	8.5	(9.2)	(3.6)	(3.1)
Regulatory adjustment	11.8	24.1	94.0	3.3	(0.1)	(0.1)
Intercompany allocations	n/a	n/a	n/a	n/a	n/a	n/a
Net periodic benefit costs (income)	54.3	57.6	102.5	(5.9)	(3.7)	(3.2)
Other changes in plan assets and benefit obligations recognized in OCI or regulatory assets/liabilities						
Current year net (gain) loss	(83.7)	(96.3)	7.1	(3.5)	(15.7)	(13.6)
Amortization of gain	18.4	17.4	21.5	3.9	3.9	4.2
Prior service cost	—	—	—	0.1	4.2	—
Amortization of prior service cost	(1.9)	(1.9)	(1.9)	(0.4)	(0.1)	(0.1)
Net gain due to settlement	0.7	—	21.1	10.3	—	—
Total recognized in OCI or regulatory asset/liability	(66.5)	(80.8)	47.8	10.4	(7.7)	(9.5)
Total recognized in net periodic benefit costs and OCI or regulatory asset/liability	$ (12.2)	$ (23.2)	$ 150.3	$ 4.5	$ (11.4)	$ (12.7)

Evergy Kansas Central

Components of net periodic benefit costs	Pension Benefits			Post-Retirement Benefits		
	2025	2024	2023	2025	2024	2023
	(millions)					
Service cost	$ 18.5	$ 19.0	$ 18.6	$ 0.9	$ 0.9	$ 0.9
Interest cost	47.7	45.6	47.0	4.9	5.1	5.7
Expected return on plan assets	(42.9)	(43.0)	(44.1)	(5.2)	(5.9)	(6.3)
Prior service cost	2.0	1.9	2.0	0.3	0.1	—
Recognized net actuarial (gain) loss	(0.5)	0.9	(2.5)	(2.0)	(2.0)	(2.0)
Settlements and special termination benefits	2.2	0.2	1.1	(3.5)	—	—
Net periodic benefit costs before regulatory adjustment and intercompany allocations	27.0	24.6	22.1	(4.6)	(1.8)	(1.7)
Regulatory adjustment	(7.8)	(6.4)	30.4	2.2	0.8	(1.7)
Intercompany allocations	(3.0)	(1.9)	(2.3)	(0.1)	(0.1)	0.3
Net periodic benefit costs (income)	16.2	16.3	50.2	(2.5)	(1.1)	(3.1)
Other changes in plan assets and benefit obligations recognized in OCI or regulatory assets/liabilities						
Current year net (gain) loss	(40.1)	(47.7)	11.0	(3.6)	(7.0)	(7.8)
Amortization of gain (loss)	0.5	(0.9)	2.5	2.0	2.0	2.0
Prior service cost	—	—	—	0.1	3.4	—
Amortization of prior service cost	(2.0)	(1.9)	(2.0)	(0.3)	(0.1)	—
Net gain (loss) due to settlement	—	—	(1.1)	5.0	—	—
Total recognized in OCI or regulatory asset/liability	(41.6)	(50.5)	10.4	3.2	(1.7)	(5.8)
Total recognized in net periodic benefit costs and OCI or regulatory asset/liability	$ (25.4)	$ (34.2)	$ 60.6	$ 0.7	$ (2.8)	$ (8.9)

Evergy Metro

Components of net periodic benefit costs	Pension Benefits 2025	2024	2023	Post-Retirement Benefits 2025	2024	2023
			(millions)			
Service cost	$ 26.7	$ 27.0	$ 26.3	$ 0.6	$ 0.7	$ 0.9
Interest cost	45.6	43.0	44.0	4.6	5.0	5.5
Expected return on plan assets	(45.0)	(43.7)	(43.4)	(5.1)	(5.6)	(5.7)
Prior service cost	—	—	—	(0.3)	(0.4)	(0.4)
Recognized net actuarial gain	(17.2)	(17.5)	(18.2)	(1.9)	(1.8)	(2.1)
Settlements and special termination benefits	5.4	—	(22.2)	(2.9)	—	—
Net periodic benefit costs before regulatory adjustment and intercompany allocations	15.5	8.8	(13.5)	(5.0)	(2.1)	(1.8)
Regulatory adjustment	19.0	29.8	63.0	1.5	(0.6)	2.1
Intercompany allocations	0.5	(2.2)	(1.1)	0.6	0.6	—
Net periodic benefit costs (income)	35.0	36.4	48.4	(2.9)	(2.1)	0.3
Other changes in plan assets and benefit obligations recognized in OCI or regulatory assets/liabilities						
Current year net gain	(43.4)	(48.1)	(4.2)	—	(8.7)	(5.8)
Amortization of gain	17.2	17.5	18.2	1.9	1.8	2.1
Prior service cost	—	—	—	0.1	0.9	—
Amortization of prior service cost	—	—	—	0.3	0.4	0.4
Net gain due to settlement	0.7	—	22.2	5.2	—	—
Total recognized in OCI or regulatory asset/liability	(25.5)	(30.6)	36.2	7.5	(5.6)	(3.3)
Total recognized in net periodic benefit costs and OCI or regulatory asset/liability	$ 9.5	$ 5.8	$ 84.6	$ 4.6	$ (7.7)	$ (3.0)

For financial reporting purposes, the estimated prior service cost and net actuarial (gain) loss for the defined benefit plans are amortized from accumulated other comprehensive income (OCI) or a regulatory asset/liability into net periodic benefit cost. The Evergy Companies amortize prior service cost on a straight-line basis over the average future service of the active employees (plan participants) benefiting under the plan. The Evergy Companies amortize the net actuarial (gain) loss on a straight-line basis over the average future service of active plan participants benefiting under the plan without application of an amortization corridor.

Pension and other post-retirement benefit plans with the PBO, accumulated benefit obligation (ABO) or accumulated other post-retirement benefit obligation (APBO) in excess of the fair value of plan assets at year-end are detailed in the following tables.

December 31, 2025	Evergy	Evergy Kansas Central	Evergy Metro
		(millions)	
ABO for all defined benefit pension plans	$ 1,541.1	$ 793.0	$ 730.9
Pension plans with the PBO in excess of plan assets			
Projected benefit obligation	$ 1,698.4	$ 855.0	$ 826.2
Fair value of plan assets	1,427.1	684.5	742.6
Pension plans with the ABO in excess of plan assets			
Accumulated benefit obligation	$ 1,541.1	$ 793.0	$ 730.9
Fair value of plan assets	1,427.1	684.5	742.6
Other post-retirement benefit plans with the APBO in excess of plan assets			
Accumulated other post-retirement benefit obligation	$ 68.0	$ 3.9	$ 64.1
Fair value of plan assets	55.5	—	55.5

December 31, 2024		Evergy		Evergy Kansas Central		Evergy Metro
				(millions)		
ABO for all defined benefit pension plans	$	1,503.6	$	785.9	$	700.2
Pension plans with the PBO in excess of plan assets						
Projected benefit obligation	$	1,665.0	$	851.0	$	796.3
Fair value of plan assets		1,299.4		633.9		665.5
Pension plans with the ABO in excess of plan assets						
Accumulated benefit obligation	$	1,503.6	$	785.9	$	700.2
Fair value of plan assets		1,299.4		633.9		665.5
Other post-retirement benefit plans with the APBO in excess of plan assets						
Accumulated other post-retirement benefit obligation	$	78.8	$	3.7	$	75.1
Fair value of plan assets		67.3		—		67.3

The expected long-term rate of return on plan assets represents the Evergy Companies' estimate of the long-term return on plan assets and is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolios. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns of various asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolios was developed and adjusted for the effect of projected benefits paid from plan assets and future plan contributions.

The following tables provide the weighted-average assumptions used to determine benefit obligations and net costs for the Evergy Companies' pension and post-retirement benefit plans.

	Pension Benefits			Post-Retirement Benefits		
Weighted-average assumptions used to determine the benefit obligation at December 31, 2025	**Evergy**	**Evergy Kansas Central**	**Evergy Metro**	**Evergy**	**Evergy Kansas Central**	**Evergy Metro**
Discount rate	5.80 %	5.78 %	5.82 %	5.72 %	5.67 %	5.76 %
Rate of compensation increase	3.71 %	3.77 %	3.70 %	3.75 %	n/a	3.75 %
Interest crediting rate for cash balance plans	4.56 %	4.40 %	4.65 %	n/a	n/a	n/a

	Pension Benefits			Post-Retirement Benefits		
Weighted-average assumptions used to determine the benefit obligation at December 31, 2024	**Evergy**	**Evergy Kansas Central**	**Evergy Metro**	**Evergy**	**Evergy Kansas Central**	**Evergy Metro**
Discount rate	5.77 %	5.76 %	5.79 %	5.79 %	5.79 %	5.78 %
Rate of compensation increase	3.72 %	3.77 %	3.70 %	3.75 %	n/a	3.75 %
Interest crediting rate for cash balance plans	4.40 %	4.20 %	4.63 %	n/a	n/a	n/a

Weighted-average assumptions used to determine net costs for the year ended December 31, 2025	Pension Benefits			Post-Retirement Benefits		
	Evergy	Evergy Kansas Central	Evergy Metro	Evergy	Evergy Kansas Central	Evergy Metro
Discount rate	5.77 %	5.76 %	5.79 %	5.79 %	5.79 %	5.78 %
Expected long-term return on plan assets	6.84 %	6.90 %	6.78 %	5.48 %	5.75 %	5.22 %
Rate of compensation increase	3.72 %	3.77 %	3.71 %	3.75 %	n/a	3.75 %
Interest crediting rate for cash balance plans	4.40 %	4.20 %	4.63 %	n/a	n/a	n/a

Weighted-average assumptions used to determine net costs for the year ended December 31, 2024	Pension Benefits			Post-Retirement Benefits		
	Evergy	Evergy Kansas Central	Evergy Metro	Evergy	Evergy Kansas Central	Evergy Metro
Discount rate	5.35 %	5.34 %	5.35 %	5.43 %	5.45 %	5.41 %
Expected long-term return on plan assets	6.84 %	6.90 %	6.79 %	5.48 %	5.75 %	5.22 %
Rate of compensation increase	3.72 %	3.77 %	3.71 %	3.75 %	n/a	3.75 %
Interest crediting rate for cash balance plans	4.13 %	4.20 %	4.47 %	n/a	n/a	n/a

Evergy expects to contribute $110.7 million to the pension plans in 2026 to meet Employee Retirement Income Security Act of 1974, as amended (ERISA) funding requirements and regulatory orders, of which $76.4 million is expected to be paid by Evergy Kansas Central and $34.3 million is expected to be paid by Evergy Metro. The Evergy Companies' funding policy is to contribute amounts sufficient to meet the ERISA funding requirements and MPSC and KCC rate orders plus additional amounts as considered appropriate; therefore, actual contributions may differ from expected contributions. Also in 2026, Evergy expects to contribute $0.6 million to the post-retirement benefit plans, of which $0.3 million is expected to be paid by Evergy Kansas Central and $0.3 million is expected to be paid by Evergy Metro.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid through 2035.

	Pension Benefits			Post-Retirement Benefits		
	Evergy	Evergy Kansas Central	Evergy Metro	Evergy	Evergy Kansas Central	Evergy Metro
	(millions)					
2026	$ 139.2	$ 72.9	$ 64.7	$ 14.7	$ 8.3	$ 6.4
2027	142.3	73.2	67.5	14.3	8.1	6.2
2028	143.4	72.7	69.1	13.8	7.8	6.0
2029	144.1	72.5	70.0	11.8	6.4	5.4
2030	145.8	72.1	72.2	10.9	5.9	5.0
2031-2035	738.0	351.7	379.3	50.5	26.6	23.9

As of December 31, 2025, Evergy Kansas Central and Evergy Metro maintained a master trust for their non-union and Evergy Kansas Central's union pension benefits and a separate trust for Evergy Metro's union pension benefits. Evergy Kansas Central and Evergy Metro maintained separate trusts for their post-retirement benefits as of December 31, 2025. These plans are managed in accordance with prudent investor guidelines contained in the ERISA requirements.

The primary objective of Evergy Kansas Central's and Evergy Metro's pension plans is to provide a source of retirement income for its participants and beneficiaries, and the primary financial objectives of the plans are to minimize funding deficiencies and maintain the plans' ability to pay all benefit and expense obligations when due.

The primary objective of Evergy Kansas Central's and Evergy Metro's post-retirement benefit plans is to preserve capital, maintain sufficient liquidity and earn a consistent rate of return.

The investment strategies of both the Evergy Kansas Central and Evergy Metro pension and post-retirement plans support the above objectives of the plans. The portfolios are invested, and periodically rebalanced, to achieve the targeted allocations detailed below. The following table provides the target asset allocations by asset class for the Evergy Kansas Central and Evergy Metro pension and other post-retirement plan assets.

	Pension Benefits		Post-Retirement Benefits	
	Evergy Kansas Central	Evergy Metro	Evergy Kansas Central	Evergy Metro
Domestic equities	30%	28%	25%	21%
International equities	16%	18%	14%	9%
Bonds	39%	37%	61%	62%
Mortgage & asset backed securities	—%	—%	—%	7%
Real estate investments	4%	6%	—%	—%
Other investments	11%	11%	—%	1%

Fair Value Measurements

Evergy classifies recurring and non-recurring fair value measurements based on the fair value hierarchy as discussed in Note 14. The following are descriptions of the valuation methods of the primary fair value measurements disclosed below.

Domestic equities - consist of individually held domestic equity securities and domestic equity mutual funds. Securities and funds, which are publicly quoted, are valued based on quoted prices in active markets and are categorized as Level 1. Funds that are valued by fund administrators using the net asset value (NAV) per fund share, derived from the quoted prices in active markets of the underlying securities are not classified within the fair value hierarchy.

International equities - consist of individually held international equity securities and international equity mutual funds. Securities and funds, which are publicly quoted, are valued based on quoted prices in active markets and are categorized as Level 1.

Bond funds - consist of funds maintained by investment companies that invest in various types of fixed income securities consistent with the funds' stated objectives. Securities and funds, which are publicly quoted, are valued based on quoted prices in active markets and are categorized as Level 1.

Corporate bonds - consists of individually held, primarily domestic, corporate bonds that are traded in less than active markets or priced with models using highly observable inputs that are categorized as Level 2.

U.S. Treasury and agency bonds - consists of individually held U.S. Treasury securities and U.S. agency bonds. U.S. Treasury securities, which are publicly quoted, are valued based on quoted prices in active markets and are categorized as a Level 1. U.S. agency bonds, which are publicly quoted, are traded in less than active markets or priced with models using highly observable inputs and are categorized as Level 2.

Mortgage and asset backed securities - consists of individually held securities that are traded in less than active markets or valued with models using highly observable inputs that are categorized as Level 2.

Real estate investments - consists of institutional trust funds valued at NAV per fund share and are not categorized in the fair value hierarchy.

Combination debt/equity/other fund - consists of a fund that invests in various types of debt, equity and other asset classes consistent with the fund's stated objectives. The fund, which is publicly quoted, is valued based on quoted prices in active markets and is categorized as Level 1.

Alternative investments - consists of investments in institutional trust and hedge funds that are valued by fund administrators using the NAV per fund share, derived from the underlying investments of the fund, and are not classified within the fair value hierarchy.

Short-term investments - consists of fund investments in high-quality, short-term, U.S. dollar-denominated instruments with an average maturity of 60 days that are valued at NAV per fund share and are not categorized in the fair value hierarchy.

Cash and cash equivalents - consists of investments with original maturities of three months or less when purchased that are traded in active markets and are categorized as Level 1.

The fair values of the Evergy Companies' pension plan assets as of December 31, 2025 and 2024, by asset category are in the following tables.

Description	December 31 2025	Fair Value Measurements Using			Assets measured at NAV
		Level 1	Level 2	Level 3	
Evergy Kansas Central Pension Plans		(millions)			
Domestic equities	$ 175.0	$ 157.4	$ —	$ —	$ 17.6
International equities	102.1	102.1	—	—	—
Bond funds	249.9	249.9	—	—	—
Real estate investments	23.1	—	—	—	23.1
Combination debt/equity/other fund	31.7	31.7	—	—	—
Alternative investment funds	90.8	—	—	—	90.8
Short-term investments	11.9	—	—	—	11.9
Total	$ 684.5	$ 541.1	$ —	$ —	$ 143.4
Evergy Metro Pension Plans					
Domestic equities	$ 184.1	$ 170.9	$ —	$ —	$ 13.2
International equities	133.4	133.4	—	—	—
Bond funds	221.5	221.5	—	—	—
Corporate bonds	13.6	—	13.6	—	—
U.S. Treasury and agency bonds	10.5	9.7	0.8	—	—
Mortgage and asset backed securities	0.6	—	0.6	—	—
Real estate investments	42.7	—	—	—	42.7
Combination debt/equity/other fund	34.4	34.4	—	—	—
Alternative investment funds	83.6	—	—	—	83.6
Cash and cash equivalents	6.2	6.2	—	—	—
Short-term investments	8.9	—	—	—	8.9
Other	3.1	—	3.1	—	—
Total	$ 742.6	$ 576.1	$ 18.1	$ —	$ 148.4

Description	December 31 2024	Fair Value Measurements Using			
		Level 1	Level 2	Level 3	Assets measured at NAV
Evergy Kansas Central Pension Plans		(millions)			
Domestic equities	$ 146.4	$ 128.5	$ —	$ —	$ 17.9
International equities	114.6	114.6	—	—	—
Bond funds	224.7	224.7	—	—	—
Real estate investments	22.3	—	—	—	22.3
Combination debt/equity/other fund	32.5	32.5	—	—	—
Alternative investment funds	88.3	—	—	—	88.3
Short-term investments	5.1	—	—	—	5.1
Total	$ 633.9	$ 500.3	$ —	$ —	$ 133.6
Evergy Metro Pension Plans					
Domestic equities	$ 150.4	$ 137.2	$ —	$ —	$ 13.2
International equities	128.7	128.7	—	—	—
Bond funds	181.7	181.7	—	—	—
Corporate bonds	19.3	—	19.3	—	—
U.S. Treasury and agency bonds	13.1	7.1	6.0	—	—
Mortgage and asset backed securities	4.4	—	4.4	—	—
Real estate investments	42.9	—	—	—	42.9
Combination debt/equity/other fund	33.2	33.2	—	—	—
Alternative investment funds	79.1	—	—	—	79.1
Cash and cash equivalents	6.1	6.1	—	—	—
Short-term investments	3.8	—	—	—	3.8
Other	2.8	—	2.8	—	—
Total	$ 665.5	$ 494.0	$ 32.5	$ —	$ 139.0

The fair values of the Evergy Companies' post-retirement plan assets as of December 31, 2025 and 2024, by asset category are in the following tables.

Description	December 31 2025	Fair Value Measurements Using			
		Level 1	Level 2	Level 3	Assets measured at NAV
Evergy Kansas Central Post-Retirement Benefit Plans		(millions)			
Domestic equities	$ 20.6	$ 20.6	$ —	$ —	$ —
International equities	11.8	11.8	—	—	—
Bond funds	44.9	44.9	—	—	—
Combination debt/equity/other fund	3.9	3.9	—	—	—
Short-term investments	1.2	—	—	—	1.2
Total	$ 82.4	$ 81.2	$ —	$ —	$ 1.2
Evergy Metro Post-Retirement Benefit Plans					
Domestic equities	$ 19.4	$ 19.4	$ —	$ —	$ —
International equities	9.0	9.0	—	—	—
Bond funds	30.2	30.2	—	—	—
Corporate bonds	11.8	—	11.8	—	—
U.S. Treasury and agency bonds	15.0	7.9	7.1	—	—
Mortgage and asset backed securities	0.2	—	0.2	—	—
Combination debt/equity/other fund	2.6	2.6	—	—	—
Cash and cash equivalents	1.1	1.1	—	—	—
Short-term investments	0.8	—	—	—	0.8
Other	0.3	—	0.3	—	—
Total	$ 90.4	$ 70.2	$ 19.4	$ —	$ 0.8

| Description | December 31 2024 | Fair Value Measurements Using | | | |
		Level 1	Level 2	Level 3	Assets measured at NAV
Evergy Kansas Central Post-Retirement Benefit Plans		(millions)			
Domestic equities	$ 26.1	$ 26.1	$ —	$ —	$ —
International equities	17.3	17.3	—	—	—
Bond funds	49.9	49.9	—	—	—
Combination debt/equity/other fund	4.8	4.8	—	—	—
Short-term investments	1.0	—	—	—	1.0
Total	$ 99.1	$ 98.1	$ —	$ —	$ 1.0
Evergy Metro Post-Retirement Benefit Plans					
Domestic equities	$ 20.5	$ 20.5	$ —	$ —	$ —
International equities	11.3	11.3	—	—	—
Bond funds	37.6	37.6	—	—	—
Corporate bonds	14.5	—	14.5	—	—
U.S. Treasury and agency bonds	14.0	6.7	7.3	—	—
Mortgage and asset backed securities	0.6	—	0.6	—	—
Combination debt/equity/other fund	3.3	3.3	—	—	—
Cash and cash equivalents	1.7	1.7	—	—	—
Short-term investments	0.2	—	—	—	0.2
Other	0.2	—	0.2	—	—
Total	$ 103.9	$ 81.1	$ 22.6	$ —	$ 0.2

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The cost trend assumptions are detailed in the following tables.

Assumed annual health care cost growth rates as of December 31, 2025	Evergy	Evergy Kansas Central	Evergy Metro
Health care cost trend rate assumed for next year	7.0 %	n/a	7.0 %
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	4.5 %	n/a	4.5 %
Year that rate reaches ultimate trend	2033	n/a	2033

Assumed annual health care cost growth rates as of December 31, 2024	Evergy	Evergy Kansas Central	Evergy Metro
Health care cost trend rate assumed for next year	7.0 %	n/a	7.0 %
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	4.5 %	n/a	4.5 %
Year that rate reaches ultimate trend	2032	n/a	2032

Employee Savings Plans

Evergy has defined contribution savings plans (401(k)) that cover substantially all employees. Evergy matches employee contributions, subject to limits. The annual costs of the plans are detailed in the following table.

	2025	2024	2023
		(millions)	
Evergy	$ 29.6	$ 25.8	$ 24.1
Evergy Kansas Central	14.5	12.2	11.3
Evergy Metro	15.1	13.6	12.8

10. EQUITY COMPENSATION

Evergy's Long-Term Incentive Plan is an equity compensation plan approved by Evergy shareholders. The Long-Term Incentive Plan permits the grant of restricted stock, restricted stock units, bonus shares, stock options, stock appreciation rights, limited stock appreciation rights, director shares, director deferred share units and performance shares to directors, officers and other employees of Evergy. Common stock shares delivered by Evergy under the Long-Term Incentive Plan may be authorized but unissued, held in the treasury or purchased on the open market (including private purchases) in accordance with applicable securities laws. Evergy has a policy of delivering newly issued shares and does not expect to repurchase common shares during 2026 to satisfy equity compensation payments and director deferred share unit conversion. Evergy recognizes forfeitures as they occur.

The following table summarizes the Evergy Companies' equity compensation expense and the associated income tax benefit.

	2025	2024	2023
Evergy		(millions)	
Equity compensation expense	$ 20.7	$ 15.2	$ 17.7
Income tax benefit	1.9	1.9	1.6
Evergy Kansas Central			
Equity compensation expense	8.8	6.7	6.5
Income tax benefit	1.8	1.5	1.4
Evergy Metro			
Equity compensation expense	6.0	4.5	5.7
Income tax expense	(0.5)	—	(0.6)

Restricted Share Units

Evergy utilizes RSUs for new grants of stock-based compensation awards. RSU awards are grants that entitle the holder to receive shares of common stock as the awards vest. These RSU awards are defined as nonvested shares and do not include restrictions once the awards have vested. These RSUs either take the form of RSUs with performance measures that vest upon the achievement of specific performance goals or RSUs with only service requirements that vest solely upon the passage of time.

RSUs with Performance Measures

The payment of RSUs with performance measures is contingent upon achievement of specific performance goals over a stated period of time as approved by the Compensation and Leadership Development Committee of Evergy's Board. The numbers of RSUs with performances measures ultimately paid can vary from the numbers of RSUs with performance measures initially granted depending on Evergy's performance over the stated performance periods. Compensation expense for RSUs with performance measures is calculated by recognizing the portion of the fair value for each reporting period for which the requisite service has been rendered. Dividends are accrued over the vesting period and paid in cash based on the number of RSUs with performance measures ultimately paid.

The fair value of RSUs with performance measures is estimated using the market value of Evergy's stock at the valuation date and a Monte Carlo simulation technique that incorporates assumptions for inputs of expected volatilities, dividend yield and risk-free rates. Expected volatility is based on daily stock price change during a historical period commensurate with the remaining term of the performance period of the grant. The risk-free rate is based upon the rate at the time of the evaluation for zero-coupon government bonds with a maturity consistent with the remaining performance period of the grant. The dividend yield is based on the most recent dividends paid and the actual closing stock price on the valuation date. For shares granted in 2025, inputs for expected volatility, dividend yield and the risk-free rate were 21%, 3.89% and 3.94% respectively.

RSU activity for awards with performance measures for 2025 is summarized in the following table.

	Nonvested Restricted Share Units	Grant Date Fair Value*
Beginning balance as of January 1, 2025	630,687	$ 55.45
Granted	198,441	76.68
Vested	(33,751)	60.72
Adjusted	(151,572)	57.34
Forfeited	(15,984)	61.70
Ending balance as of December 31, 2025	627,821	61.45

* weighted-average

As of December 31, 2025, the remaining weighted-average contractual term related to RSU awards with performance measures was 1.2 years. The weighted-average grant-date fair value of RSUs granted with performance measures was $76.68, $49.94 and $59.77 in 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $15.5 million of unrecognized compensation expense related to unvested RSUs with performance measures. The total fair value of RSUs with performance measures that vested was $2.0 million, $10.2 million and $7.9 million in 2025, 2024, and 2023, respectively.

RSUs with Only Service Requirements

Evergy measures the fair value of RSUs with only service requirements based on the fair market value of the underlying common stock as of the grant date. RSU awards with only service conditions recognize compensation expense by multiplying shares by the grant-date fair value related to the RSU and recognizing it on a straight-line basis over the requisite service period for the entire award. Dividends are accrued over the vesting period and are invested in additional RSU's subject to the same service conditions.

RSU activity for awards with only service requirements for 2025 is summarized in the following table.

	Nonvested Restricted Share Units	Grant Date Fair Value*
Beginning balance as of January 1, 2025	306,655	$ 54.65
Granted	155,476	69.89
Vested	(90,856)	59.80
Forfeited	(11,259)	58.52
Ending balance as of December 31, 2025	360,016	60.06

* weighted-average

As of December 31, 2025, the remaining weighted-average contractual term related to RSU awards with only service requirements was 1.4 years. The weighted-average grant-date fair value of RSUs granted with only service requirements was $69.89, $51.22 and $57.47 in 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $10.7 million of unrecognized compensation expense related to unvested RSUs. The total fair value of RSUs with only service requirements that vested was $5.4 million, $6.8 million and $3.3 million in 2025, 2024 and 2023, respectively.

11. SHORT-TERM BORROWINGS AND SHORT-TERM BANK LINES OF CREDIT

The Evergy Companies' $2.5 billion master credit facility expires in 2028. Evergy, Evergy Kansas Central, Evergy Metro and Evergy Missouri West have borrowing capacity under the master credit facility with specific sublimits for each borrower. These sublimits can be unilaterally adjusted by Evergy for each borrower provided the sublimits remain within minimum and maximum sublimits as specified in the facility. The applicable interest rates and commitment fees of the facility are also subject to changes in ratings by the credit rating agencies.

A default by any borrower under the facility or one of its significant subsidiaries on other indebtedness totaling more than $100.0 million constitutes a default by that borrower under the facility. Under the terms of this facility, each of Evergy, Evergy Kansas Central, Evergy Metro and Evergy Missouri West is required to maintain a total indebtedness to total capitalization ratio, as defined in the facility, of not greater than 0.65 to 1.00. As of December 31, 2025, Evergy, Evergy Kansas Central, Evergy Metro and Evergy Missouri West were in compliance with this covenant.

The following table summarizes the committed credit facilities (excluding receivable sale facilities discussed in Note 3) available to the Evergy Companies as of December 31, 2025 and 2024.

| | Master Credit Facility | Amounts Drawn | | | Available Borrowings Capacity | Weighted Average Interest Rate on Short-Term Borrowings |
		Commercial Paper	Letters of Credit	Cash Borrowings		
December 31, 2025			(millions)			
Evergy, Inc.	$ 700.0	$ 500.2	$ 0.7	$ —	$ 199.1	3.91%
Evergy Kansas Central	800.0	321.9	2.0	—	476.1	3.96%
Evergy Metro	500.0	245.3	1.1	—	253.6	3.85%
Evergy Missouri West	500.0	326.6	—	—	173.4	4.06%
Evergy	$ 2,500.0	$ 1,394.0	$ 3.8	$ —	$ 1,102.2	
December 31, 2024						
Evergy, Inc.	$ 300.0	$ 75.4	$ 0.7	$ —	$ 223.9	4.70%
Evergy Kansas Central	1,100.0	797.3	1.0	—	301.7	4.74%
Evergy Metro	600.0	158.7	1.0	—	440.3	4.64%
Evergy Missouri West	500.0	176.2	—	—	323.8	4.71%
Evergy	$ 2,500.0	$ 1,207.6	$ 2.7	$ —	$ 1,289.7	

In January 2026, Evergy, Inc. entered into a $55.0 million unsecured Term Loan Credit Agreement with an expiration date in January 2027. In February 2026, Evergy, Inc. entered into a $500.0 million unsecured Term Loan Credit Agreement with an expiration date in February 2027. Evergy's borrowings under the $500.0 million unsecured Term Loan Credit Agreement were used for, among other things, the repayment in full of all borrowings under the $55.0 million Term Loan Credit Agreement, the partial repurchase of Evergy's convertible notes as further described in Note 12 and general corporate purposes.

12. LONG-TERM DEBT

The Evergy Companies' long-term debt is detailed in the following tables.

December 31, 2025	Issuing Entity	Year Due	Evergy	Evergy Kansas Central	Evergy Metro
Mortgage Bonds			(millions)		
2.55% Series	Evergy Kansas Central, Inc.	2026	350.0	350.0	—
3.10% Series	Evergy Kansas Central, Inc.	2027	300.0	300.0	—
5.90% Series	Evergy Kansas Central, Inc.	2033	300.0	300.0	—
5.25% Series	Evergy Kansas Central Inc.	2035	600.0	600.0	—
4.125% Series	Evergy Kansas Central, Inc.	2042	550.0	550.0	—
4.10% Series	Evergy Kansas Central, Inc.	2043	430.0	430.0	—
4.625% Series	Evergy Kansas Central, Inc.	2043	250.0	250.0	—
4.25% Series	Evergy Kansas Central, Inc.	2045	300.0	300.0	—
3.25% Series	Evergy Kansas Central, Inc.	2049	300.0	300.0	—
3.45% Series	Evergy Kansas Central, Inc.	2050	500.0	500.0	—
5.70% Series	Evergy Kansas Central, Inc.	2053	400.0	400.0	—
6.53% Series	Evergy Kansas South, Inc.	2037	175.0	175.0	—
6.64% Series	Evergy Kansas South, Inc.	2038	100.0	100.0	—
4.30% Series	Evergy Kansas South, Inc.	2044	250.0	250.0	—
2.25% Series	Evergy Metro, Inc.	2030	400.0	—	400.0
4.95% Series	Evergy Metro, Inc.	2033	300.0	—	300.0
5.40% Series	Evergy Metro, Inc.	2034	300.0	—	300.0
5.125% Series	Evergy Metro, Inc.	2035	400.0	—	400.0
4.125% Series	Evergy Metro, Inc.	2049	400.0	—	400.0
5.15% Series	Evergy Missouri West, Inc.	2027	300.0	—	—
3.75% Series	Evergy Missouri West, Inc.	2032	250.0	—	—
5.65% Series	Evergy Missouri West, Inc.	2034	300.0	—	—
5.25% Series	Evergy Missouri West, Inc.	2035	300.0	—	—
Pollution Control Bonds					
3.50% Series	Evergy Kansas Central, Inc.	2032	45.0	45.0	—
3.50% Series	Evergy Kansas Central, Inc.	2032	30.5	30.5	—
2.98% Series[a]	Evergy Kansas South, Inc.	2027	21.9	21.9	—
3.607% Series	Evergy Kansas South, Inc.	2031	50.0	50.0	—
2.98% Series[a]	Evergy Kansas South, Inc.	2032	14.5	14.5	—
2.98% Series[a]	Evergy Kansas South, Inc.	2032	10.0	10.0	—
3.037% Series 2007A and 2007B[a]	Evergy Metro, Inc.	2035	146.5	—	146.5
4.05% EIRR Bonds	Evergy Metro, Inc.	2038	23.4	—	23.4
4.30% EIRR Bonds	Evergy Metro, Inc.	2045	79.5	—	79.5
Notes and Senior Notes					
4.70% Series	Evergy Kansas Central, Inc.	2028	300.0	300.0	—
6.05% Series (5.78% rate)[b][c]	Evergy Metro, Inc.	2035	250.0	—	250.0
5.30% Series[b]	Evergy Metro, Inc.	2041	400.0	—	400.0
4.20% Series[b]	Evergy Metro, Inc.	2047	300.0	—	300.0
4.20% Series[b]	Evergy Metro, Inc.	2048	300.0	—	300.0
2.86% Series A[d]	Evergy Missouri West, Inc.	2031	350.0	—	—
3.01% Series B[d]	Evergy Missouri West, Inc.	2033	75.0	—	—
4.06% Series B[d]	Evergy Missouri West, Inc.	2033	60.0	—	—
3.21% Series C[d]	Evergy Missouri West, Inc.	2036	75.0	—	—
4.74% Series C[d]	Evergy Missouri West, Inc.	2043	150.0	—	—
2.90% Series (3.77% rate)[c]	Evergy, Inc.	2029	800.0	—	—
Convertible Notes					
4.50% Convertible Notes	Evergy, Inc.	2027	1,400.0	—	—
Securitized Bonds					
5.10% Securitized Bonds	Evergy Missouri West Storm Funding I, LLC	2026 - 2040	303.4	—	—
Junior Subordinated Notes					
6.65% Junior Subordinated Notes	Evergy, Inc.	2055	500.0	—	—
Fair value adjustment[e]			76.1	—	—
Current maturities[f]			(367.0)	(350.0)	—
Unamortized debt discount and debt issuance costs			(109.6)	(43.8)	(28.0)
Total excluding current maturities[g]			$ 13,039.2	$ 4,883.1	$ 3,271.4

December 31, 2024	Issuing Entity	Year Due	Evergy	Evergy Kansas Central	Evergy Metro
Mortgage Bonds			(millions)		
3.25% Series	Evergy Kansas Central, Inc.	2025	$ 250.0	$ 250.0	$ —
2.55% Series	Evergy Kansas Central, Inc.	2026	350.0	350.0	—
3.10% Series	Evergy Kansas Central, Inc.	2027	300.0	300.0	—
5.90% Series	Evergy Kansas Central, Inc.	2033	300.0	300.0	—
4.125% Series	Evergy Kansas Central, Inc.	2042	550.0	550.0	—
4.10% Series	Evergy Kansas Central, Inc.	2043	430.0	430.0	—
4.625% Series	Evergy Kansas Central, Inc.	2043	250.0	250.0	—
4.25% Series	Evergy Kansas Central, Inc.	2045	300.0	300.0	—
3.25% Series	Evergy Kansas Central, Inc.	2049	300.0	300.0	—
3.45% Series	Evergy Kansas Central, Inc.	2050	500.0	500.0	—
5.70% Series	Evergy Kansas Central, Inc.	2053	400.0	400.0	—
6.53% Series	Evergy Kansas South, Inc.	2037	175.0	175.0	—
6.64% Series	Evergy Kansas South, Inc.	2038	100.0	100.0	—
4.30% Series	Evergy Kansas South, Inc.	2044	250.0	250.0	—
2.25% Series	Evergy Metro, Inc.	2030	400.0	—	400.0
4.95% Series	Evergy Metro, Inc.	2033	300.0	—	300.0
5.40% Series	Evergy Metro, Inc.	2034	300.0	—	300.0
4.125% Series	Evergy Metro, Inc.	2049	400.0	—	400.0
5.15% Series	Evergy Missouri West, Inc.	2027	300.0	—	—
3.75% Series	Evergy Missouri West, Inc.	2032	250.0	—	—
5.65% Series	Evergy Missouri West, Inc.	2034	300.0	—	—
Pollution Control Bonds					
3.19% Series[a]	Evergy Kansas Central, Inc.	2032	45.0	45.0	—
3.19% Series[a]	Evergy Kansas Central, Inc.	2032	30.5	30.5	—
3.19% Series[a]	Evergy Kansas South, Inc.	2027	21.9	21.9	—
2.50% Series	Evergy Kansas South, Inc.	2031	50.0	50.0	—
3.19% Series[a]	Evergy Kansas South, Inc.	2032	14.5	14.5	—
3.19% Series[a]	Evergy Kansas South, Inc.	2032	10.0	10.0	—
3.45% Series 2007A and 2007B[a]	Evergy Metro, Inc.	2035	146.5	—	146.5
3.50% EIRR Bonds	Evergy Metro, Inc.	2038	23.4	—	23.4
4.30% EIRR Bonds	Evergy Metro, Inc.	2045	79.5	—	79.5
Senior Notes					
3.65% Series[b]	Evergy Metro, Inc.	2025	350.0	—	350.0
6.05% Series (5.78% rate)[b][c]	Evergy Metro, Inc.	2035	250.0	—	250.0
5.30% Series[b]	Evergy Metro, Inc.	2041	400.0	—	400.0
4.20% Series[b]	Evergy Metro, Inc.	2047	300.0	—	300.0
4.20% Series[b]	Evergy Metro, Inc.	2048	300.0	—	300.0
3.49% Series A[d]	Evergy Missouri West, Inc.	2025	36.0	—	—
4.06% Series B[d]	Evergy Missouri West, Inc.	2033	60.0	—	—
4.74% Series C[d]	Evergy Missouri West, Inc.	2043	150.0	—	—
2.86% Series A[d]	Evergy Missouri West, Inc.	2031	350.0	—	—
3.01% Series B[d]	Evergy Missouri West, Inc.	2033	75.0	—	—
3.21% Series C[d]	Evergy Missouri West, Inc.	2036	75.0	—	—
2.90% Series (3.77% rate)[c]	Evergy, Inc.	2029	800.0	—	—
Convertible Notes					
4.50% Convertible Notes	Evergy, Inc.	2027	1,400.0	—	—
Securitized Bonds					
5.10% Securitized Bonds	Evergy Missouri West Storm Funding I, LLC	2025 - 2040	319.6	—	—
Junior Subordinated Notes					
6.65% Junior Subordinated Notes	Evergy, Inc.	2055	500.0	—	—
Fair value adjustment[e]			81.7	—	—
Current maturities[f]			(651.7)	(250.0)	(350.0)
Unamortized debt discount and debt issuance costs			(112.7)	(43.4)	(26.0)
Total excluding current maturities[g]			$ 11,809.2	$ 4,333.5	$ 2,873.4

[a] Variable rate. The bondholders of these tax-exempt bonds are permitted to tender the tax-exempt bonds to the issuer for purchase and, if tendered, the issuer is obligated to purchase any such bonds that cannot be remarketed to other investors. These tax-exempt bonds are classified as long-term debt due to the issuer's intent and ability to utilize such borrowings as long-term financing.

(b) Effectively secured pursuant to the General Mortgage Indenture and Deed of Trust dated as of December 1, 1986, as amended and supplemented (Evergy Metro Mortgage Indenture) through the issuance of collateral mortgage bonds to the trustee in 2019.
(c) Rate after amortizing gains/losses recognized in OCI on settlements of interest rate hedging instruments.
(d) Unconditionally guaranteed by Evergy, Inc.
(e) Represents the fair value adjustments recorded at Evergy consolidated related to the long-term debt of Evergy Metro and Evergy Missouri West in connection with purchase accounting for the merger that created Evergy. This amount is not part of future principal payments and will amortize over the remaining life of the associated debt instruments.
(f) Evergy's current maturities total as of December 31, 2025, includes no fair value adjustments recorded in connection with purchase accounting for the merger that created Evergy. Evergy's current maturities total as of December 31, 2024, included $(0.5) million of fair value adjustments recorded in connection with purchase accounting for the merger.
(g) As of December 31, 2025 and 2024, does not include $50.0 million and $21.9 million of secured Series 2005 Environmental Improvement Revenue Refunding (EIRR) bonds because the bonds were repurchased in September 2015 and are held by Evergy Metro.

Mortgage Bonds

The Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West mortgages each contain provisions restricting the amount of first mortgage bonds (FMBs) or mortgage bonds, as applicable, that can be issued by each entity. Evergy Kansas Central, Evergy Kansas South, Evergy Metro and Evergy Missouri West must comply with these restrictions prior to the issuance of additional FMBs, mortgage bonds or other secured indebtedness.

Under the Mortgage and Deed of Trust, dated July 1, 1939, as amended and supplemented (Evergy Kansas Central Mortgage Indenture), additional Evergy Kansas Central mortgage bonds may be issued on the basis of 70% of property additions or retired bonds. The amount of Evergy Kansas Central FMBs authorized by Evergy Kansas Central's Mortgage Indenture is subject to certain limitations as described below. The amount of Evergy Kansas South FMBs authorized by the Evergy Kansas South Mortgage and Deed of Trust, dated April 1, 1940, as amended and supplemented (Evergy Kansas South Mortgage Indenture), is limited to a maximum of $3.5 billion, unless amended further. FMBs are secured by utility assets. Amounts of additional FMBs that may be issued are subject to property, earnings and certain restrictive provisions, except in connection with certain refundings, of each mortgage. As of December 31, 2025, approximately $2.3 billion and $2.9 billion principal amounts of additional Evergy Kansas Central FMBs or Evergy Kansas South FMBs, respectively, could be issued under the most restrictive provisions of their mortgages.

Evergy Metro has issued mortgage bonds under the General Mortgage Indenture and Deed of Trust, dated as of December 1, 1986, as amended and supplemented (Evergy Metro Mortgage Indenture), which creates a mortgage lien on substantially all of Evergy Metro's utility plant. Additional Evergy Metro bonds may be issued on the basis of 75% of property additions or retired bonds. As of December 31, 2025, approximately $5.6 billion principal amount of additional Evergy Metro mortgage bonds could be issued under the most restrictive provisions in the mortgage.

Evergy Missouri West has issued mortgage bonds under the First Mortgage Indenture and Deed of Trust, dated as of March 1, 2022, as supplemented (Evergy Missouri West Mortgage Indenture), which creates a first mortgage lien on substantially all of Evergy Missouri West's present properties and certain after-acquired properties, subject to certain exceptions. Additional Evergy Missouri West mortgage bonds may be issued on the basis of 75% of property additions or retired bonds. As of December 31, 2025, approximately $2.1 billion principal amount of additional Evergy Missouri West mortgage bonds could be issued under the most restrictive provisions in the mortgage.

In March 2025, Evergy Kansas Central issued, at a discount, $300.0 million of 5.25% FMBs, maturing in 2035. Proceeds were used to repay a portion of commercial paper and for general corporate purposes.

In August 2025, Evergy Metro issued, at a discount, $400.0 million of 5.125% Mortgage Bonds, maturing in 2035. Proceeds were used to repay its 3.65% Senior Notes at maturity and for general corporate purposes.

In November 2025, Evergy Missouri West issued, at a discount, $300.0 million of 5.25% FMBs, maturing in 2035. Proceeds were used to repay a portion of commercial paper borrowings outstanding.

In December 2025, Evergy Kansas Central issued, at a premium, $300.0 million of 5.25% FMBs, maturing in 2035. Proceeds were primarily used to repay its $250.0 million of 3.25% FMBs at maturity and for general corporate purposes.

Notes and Senior Notes

Under the terms of the note purchase agreements for certain Evergy Missouri West senior notes, Evergy Missouri West is required to maintain a consolidated indebtedness to consolidated capitalization ratio, as defined in the agreements, not greater than 0.65 to 1.00. In addition, Evergy Missouri West's priority debt, as defined in the agreements, cannot exceed 15% of consolidated tangible net worth, as defined in the agreements. As of December 31, 2025, Evergy Missouri West was in compliance with these covenants.

In March 2025, Evergy Kansas Central issued, at a discount, $300.0 million of 4.70% Notes, maturing in 2028. Proceeds were used to repay a portion of commercial paper and for general corporate purposes.

In August 2025, Evergy Metro repaid its $350.0 million of 3.65% Senior Notes at maturity.

In August 2025, Evergy Missouri West repaid its $36.0 million of 3.49% Senior Notes at maturity.

Convertible Notes

In December 2023, Evergy, Inc. issued $1.4 billion aggregate principal amount of 4.50% Convertible Notes (Convertible Notes). The Convertible Notes will mature in December 2027, unless earlier converted or repurchased, but are not redeemable at the option of Evergy, Inc. No sinking fund is provided for the Convertible Notes. The Convertible Notes are direct, senior unsecured obligations of Evergy, Inc. and rank equal in right of payment to any of Evergy, Inc.'s unsecured indebtedness that is not so subordinated, including Evergy, Inc.'s master revolving credit agreement that governs its senior unsecured revolving credit facility, its commercial paper obligations and its 2.90% Senior Notes due 2029. The Convertible Notes are not guaranteed by any of Evergy, Inc.'s subsidiaries.

Holders may convert their Convertible Notes at any time prior to the close of business on the business day immediately preceding September 15, 2027 only under the following circumstances:

a. During any calendar quarter commencing after the calendar quarter ending on March 31, 2024 (and only such calendar quarter), if the last reported sales price of Evergy, Inc. common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

b. During the five business day period after any ten consecutive trading day period (Measurement Period) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of Evergy, Inc. common stock and the conversion rate on each such trading day; or

c. Upon the occurrence of specific corporate events specified in the indenture governing the Convertible Notes.

On or after September 15, 2027 until the close of business on the business day immediately preceding the maturity date, a holder may convert their notes at any time, regardless of the foregoing circumstances.

Upon conversion, Evergy, Inc. will pay cash up to the aggregate principal amount of the Convertible Notes to be converted and pay or deliver, as the case may be, cash, shares of Evergy, Inc. common stock or a combination of cash and shares of Evergy, Inc. common stock, at Evergy, Inc.'s election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the Convertible Notes being converted, as described in the indenture governing the Convertible Notes. The Convertible Notes were initially convertible at a rate of 16.1809 shares of Evergy, Inc. common stock per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of approximately $61.80 per share of Evergy, Inc. common stock. The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

In addition, following certain corporate events that occur prior to the maturity date, Evergy, Inc. will, in certain circumstances, increase the conversion rate for a holder who elects to convert their Convertible Notes in connection with such a corporate event. If Evergy, Inc. undergoes a fundamental change, a holder may require Evergy, Inc. to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

In January and February 2026, Evergy, Inc. repurchased $244.1 million aggregate principal amount of the Convertible Notes, under separate, privately negotiated repurchase agreements with certain holders of its Convertible Notes, for a total repurchase cost (excluding accrued and unpaid interest) of approximately $308.6 million. The repurchases were funded by Term Loan Credit Agreements executed in January and February 2026, see Note 11 for additional information on the Term Loan Credit Agreements. After these January and February 2026 repurchases, $1,155.9 million aggregate principal amount of Convertible Notes remain outstanding.

Pollution Control Bonds

In July 2025, Evergy Metro remarketed its unsecured Series 2008 EIRR bonds maturing in 2038 totaling $23.4 million at a fixed rate of 4.05% through June 2030.

In November 2025, Evergy Kansas Central redeemed and reissued its variable rate Series 1994 pollution control bonds maturing in 2032 totaling $45.0 million and $30.5 million at a fixed rate of 3.50% through April 2032.

Scheduled Maturities

Evergy's, Evergy Kansas Central's and Evergy Metro's long-term debt maturities for the next five years are detailed in the following table.

	2026	2027	2028	2029	2030
	(millions)				
Evergy[a]	$ 367.0	$ 2,039.8	$ 318.8	$ 819.8	$ 420.8
Evergy Kansas Central	350.0	321.9	300.0	—	—
Evergy Metro	—	—	—	—	400.0

[a] The Evergy maturities for 2027 are inclusive of the $244.1 million of Convertible Notes that were repurchased in January and February 2026, based on agreements that were executed in January 2026. This principal amount is reflected as a long-term liability on the consolidated balance sheet as of December 31, 2025.

13. DERIVATIVE INSTRUMENTS

Commodity Price Risk

The Evergy Companies engage in the wholesale and retail sale of electricity as part of their regulated electric operations. These activities expose the Evergy Companies to market risks associated with the price of electricity, natural gas and other energy-related products. Management has established risk management policies and strategies to reduce the potentially adverse effects that the volatility of the markets may have on the Evergy Companies' operating results. The Evergy Companies' commodity risk management activities, which are subject to the management, direction and control of an internal risk management committee, utilize derivative instruments to reduce the effects of fluctuations in wholesale sales and fuel and purchased power expense caused by commodity price volatility.

Interest Rate Risk

The Evergy Companies are also exposed to market risks arising from changes in interest rates and may use derivative instruments to manage these risks. The Evergy Companies' interest rate risk management activities have included using derivative instruments to hedge against future interest rate fluctuations on anticipated debt issuances. From time to time, this may include entering into interest rate swap agreements to mitigate exposure to interest rate fluctuations associated with forecasted debt transactions.

Trading

The Evergy Companies also engage in non-regulated energy marketing activity for trading purposes, primarily at Evergy Kansas Central, which focuses on seizing market opportunities to create value driven by expected changes in the market prices of commodities, primarily electricity and natural gas.

Accounting for Derivative Instruments

The Evergy Companies consider various qualitative factors, such as contract and marketplace attributes, in designating derivative instruments at inception. The Evergy Companies may elect the normal purchases and normal sales (NPNS) exception, which requires the effects of the derivative to be recorded when the underlying contract settles under accrual accounting. The Evergy Companies account for derivative instruments that are not designated as NPNS as (i) economic hedges or trading contracts (non-hedging derivatives) or (ii) cash flow hedges, which are recorded as assets or liabilities on the consolidated balance sheets at fair value. See Note 14 for additional information on the Evergy Companies' methods for assessing the fair value of derivative instruments.

Changes in the fair value of derivative instruments designated as economic hedges (non-hedging derivatives) that are related to the Evergy Companies' regulated operations are deferred to a regulatory asset or regulatory liability when determined to be probable of future recovery or refund from/to customers. Recovery of the actual costs incurred by regulated activities will not impact earnings but will impact cash flows due to the timing of the recovery mechanism.

Changes in the fair value of derivative instruments designated as trading contracts (non-hedging derivatives) are recorded in operating revenues on the Evergy Companies' statements of income and comprehensive income.

Changes in the fair value of interest rate swaps designated as cash flow hedges are initially recorded in OCI. These amounts are subsequently reclassified into earnings as an adjustment to interest expense over the same period that the hedged interest payments affect earnings. The Evergy Companies classify cash flows from derivative instruments accounted for as a cash flow hedge in the same category as the cash flows from the items being hedged.

The Evergy Companies offset fair value amounts recognized for derivative instruments under master netting arrangements, which include rights to reclaim cash collateral (a receivable), or the obligation to return cash collateral (a payable).

The gross notional contract amount by commodity type for non-hedging derivative instruments is summarized in the following table.

Non-hedging derivatives	Notional volume unit of measure	December 31 2025	December 31 2024
		(millions)	
Evergy			
Commodity contracts			
Power	MWhs	63.0	51.3
Natural gas	MMBtu	54.6	598.7
Evergy Kansas Central			
Commodity contracts			
Power	MWhs	41.0	31.3
Natural gas	MMBtu	54.6	598.7
Evergy Metro			
Commodity contracts			
Power	MWhs	16.5	15.3

The fair values of Evergy's open non-hedging derivative positions and balance sheet classifications are summarized in the following tables. The fair values below are gross values before netting agreements and netting of cash collateral.

		December 31			
Evergy		**2025**		**2024**	
Non-hedging derivatives	**Balance sheet location**				
Commodity contracts		(millions)			
Power	Other assets - current	$	40.8	$	24.6
	Other assets - long-term		35.1		43.8
Natural gas	Other assets - current		6.4		16.9
	Other assets - long-term		—		2.1
Total derivative assets		$	82.3	$	87.4
Commodity contracts					
Power	Other liabilities - current	$	30.8	$	14.2
	Other liabilities - long-term		37.0		41.5
Natural gas	Other liabilities - current		6.7		17.9
	Other liabilities - long-term		0.1		2.1
Total derivative liabilities		$	74.6	$	75.7

		December 31			
Evergy Kansas Central		**2025**		**2024**	
Non-hedging derivatives	**Balance sheet location**				
Commodity contracts		(millions)			
Power	Other assets - current	$	33.4	$	11.3
	Other assets - long-term		35.1		43.8
Natural gas	Other assets - current		6.4		16.9
	Other assets - long-term		—		2.1
Total derivative assets		$	74.9	$	74.1
Commodity contracts					
Power	Other liabilities - current	$	27.9	$	11.5
	Other liabilities - long-term		37.0		41.5
Natural gas	Other liabilities - current		6.7		17.9
	Other liabilities - long-term		0.1		2.1
Total derivative liabilities		$	71.7	$	73.0

		December 31			
Evergy Metro		**2025**		**2024**	
Non-hedging derivatives	**Balance sheet location**				
Commodity contracts		(millions)			
Power	Other assets - current	$	6.6	$	10.1
Total derivative assets		$	6.6	$	10.1
Commodity contracts					
Power	Other liabilities - current	$	2.3	$	2.0
Total derivative liabilities		$	2.3	$	2.0

The following tables present the line items on the Evergy Companies' consolidated balance sheets where non-hedging derivative assets and liabilities are reported. The gross amounts offset in the tables below show the effect of master netting arrangements and include collateral posted to offset the net position.

December 31, 2025	Evergy		Evergy Kansas Central		Evergy Metro	
Non-hedging derivatives			(millions)			
Derivative Assets						
Current						
Gross amounts recognized	$	47.2	$	39.8	$	6.6
Gross amounts offset		(29.9)		(27.0)		(2.3)
Net amounts presented in other assets - current	$	17.3	$	12.8	$	4.3
Long-Term						
Gross amounts recognized	$	35.1	$	35.1	$	—
Gross amounts offset		(8.0)		(8.0)		—
Net amounts presented in other assets - long-term	$	27.1	$	27.1	$	—
Derivative Liabilities						
Current						
Gross amounts recognized	$	37.5	$	34.6	$	2.3
Gross amounts offset		(29.3)		(26.4)		(2.3)
Net amounts presented in other liabilities - current	$	8.2	$	8.2	$	—
Long-Term						
Gross amounts recognized	$	37.1	$	37.1	$	—
Gross amounts offset		(7.5)		(7.5)		—
Net amounts presented in other liabilities - long-term	$	29.6	$	29.6	$	—

December 31, 2024	Evergy		Evergy Kansas Central		Evergy Metro	
Non-hedging derivatives			(millions)			
Derivative Assets						
Current						
Gross amounts recognized	$	41.5	$	28.2	$	10.1
Gross amounts offset		(28.4)		(25.7)		(2.0)
Net amounts presented in other assets - current	$	13.1	$	2.5	$	8.1
Long-Term						
Gross amounts recognized	$	45.9	$	45.9	$	—
Gross amounts offset		(12.0)		(12.0)		—
Net amounts presented in other assets - long-term	$	33.9	$	33.9	$	—
Derivative Liabilities						
Current						
Gross amounts recognized	$	32.1	$	29.4	$	2.0
Gross amounts offset		(26.1)		(23.4)		(2.0)
Net amounts presented in other liabilities - current	$	6.0	$	6.0	$	—
Long-Term						
Gross amounts recognized	$	43.6	$	43.6	$	—
Gross amounts offset		(3.8)		(3.8)		—
Net amounts presented in other liabilities - long-term	$	39.8	$	39.8	$	—

The following table summarizes the amounts of gain (loss) recognized in income for the change in fair value of derivatives not designated as hedging instruments for the Evergy Companies.

Non-hedging derivatives - Location of gain (loss)	Contract type	2025	2024	2023
Evergy		(millions)		
Operating revenues	Commodity	$ 41.8	$ 23.6	$ 22.9
Total		$ 41.8	$ 23.6	$ 22.9
Evergy Kansas Central				
Operating revenues	Commodity	$ 41.8	$ 23.6	$ 22.9
Total		$ 41.8	$ 23.6	$ 22.9

The following table summarizes the gross notional contract amount by type for hedging derivative instruments.

Hedging derivatives - Cash flow hedge	Notional volume unit of measure	December 31 2025	December 31 2024
Evergy		(millions)	
Interest rate swaps	USD	$ 100.0	$ —

The fair value of Evergy's open hedging derivative positions and balance sheet classifications are summarized in the following table. The fair values represent both the gross and net impact of netting agreements and the netting of cash collateral.

Hedging derivatives - Cash flow hedge	Balance sheet location	December 31 2025	December 31 2024
Interest rate swaps		(millions)	
	Other assets - long-term	$ 0.6	$ —
Total derivative assets		$ 0.6	$ —

Credit risk of the Evergy Companies' derivative instruments relates to the potential adverse financial impact resulting from non-performance by a counterparty of its contractual obligations. The Evergy Companies maintain credit policies and employ credit risk mitigation, such as collateral requirements or letters of credit, when necessary to minimize their overall credit risk and monitor exposure. Substantially all of the Evergy Companies' counterparty credit risk associated with derivative instruments relates to Evergy Kansas Central's non-regulated energy marketing activities. As of December 31, 2025, if counterparty groups completely failed to perform on contracts, Evergy's and Evergy Kansas Central's maximum exposure related to derivative assets was $35.8 million. As of December 31, 2025, the potential loss after the consideration of applicable master netting arrangements and collateral received for Evergy and Evergy Kansas Central was $27.0 million.

Certain of the Evergy Companies' derivative instruments contain collateral provisions that are tied to the Evergy Companies' credit ratings and may require the posting of collateral for various reasons, including if the Evergy Companies' credit ratings were to fall below investment grade. Substantially all of these derivative instruments relate to Evergy Kansas Central's non-regulated energy marketing activities. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position as of December 31, 2025, was $35.6 million for which Evergy and Evergy Kansas Central have posted $5.1 million collateral in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2025, Evergy and Evergy Kansas Central could be required to post an additional $28.8 million of collateral to their counterparties.

14. FAIR VALUE MEASUREMENTS

Values of Financial Instruments

GAAP establishes a hierarchical framework for disclosing the transparency of the inputs utilized in measuring assets and liabilities at fair value. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy levels. In addition, the Evergy Companies measure certain investments that do not have a readily determinable fair value at NAV, which are not included in the fair value hierarchy. Further explanation of these levels and NAV is summarized below.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on public exchanges or exchange-traded derivative instruments.

Level 2 – Pricing inputs are not quoted prices in active markets but are either directly or indirectly observable. The types of assets and liabilities included in Level 2 are certain marketable debt securities, financial instruments traded in less than active markets, non-exchange traded derivative instruments with observable forward curves and options contracts.

Level 3 – Significant inputs to pricing have little or no transparency. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation. The types of assets and liabilities included in Level 3 are non-exchange traded derivative instruments for which observable market data is not available to corroborate the valuation inputs and transmission congestion rights (TCRs) in the SPP Integrated Marketplace.

NAV - Investments that do not have a readily determinable fair value are measured at NAV. These investments do not consider the observability of inputs and, therefore, they are not included within the fair value hierarchy. The Evergy Companies include in this category investments in private equity, real estate and alternative investment funds that do not have a readily determinable fair value. The underlying alternative investments include collateralized debt obligations, mezzanine debt and a variety of other investments.

The Evergy Companies record cash and cash equivalents, accounts receivable and short-term borrowings on their consolidated balance sheets at cost, which approximates fair value due to the short-term nature of these instruments.

Fair Value of Long-Term Debt

The Evergy Companies measure the fair value of long-term debt using Level 2 measurements available as of the measurement date. The book value and fair value of the Evergy Companies' long-term debt are summarized in the following table.

	December 31, 2025		December 31, 2024	
	Book Value	Fair Value	Book Value	Fair Value
Long-term debt[a]	(millions)			
Evergy[b]	$ 13,406.2	$ 13,018.9	$ 12,460.9	$ 11,535.0
Evergy Kansas Central	5,233.1	4,812.1	4,583.5	4,031.7
Evergy Metro	3,271.4	3,122.7	3,223.4	2,966.3

[a] Includes current maturities.

[b] Book value as of December 31, 2025 and 2024, includes $76.1 million and $81.7 million, respectively, of fair value adjustments recorded in connection with purchase accounting for the merger that created Evergy, which are not part of future principal payments and will amortize over the remaining life of the associated debt instrument.

Recurring Fair Value Measurements

The following tables include balances of financial assets and liabilities measured at fair value on a recurring basis.

Description	December 31, 2025	Netting	Level 1	Level 2	Level 3	NAV
Evergy Kansas Central			(millions)			
Assets						
Nuclear decommissioning trust[a]						
Domestic equity funds	$ 159.8	$ —	$ 151.5	$ —	$ —	$ 8.3
International equity funds	95.9	—	95.9	—	—	—
Core bond fund	71.5	—	71.5	—	—	—
High-yield bond fund	23.9	—	23.9	—	—	—
Emerging markets bond fund	23.9	—	23.9	—	—	—
Combination debt/equity/other fund	23.8	—	23.8	—	—	—
Alternative investments fund	49.6	—	—	—	—	49.6
Real estate securities fund	16.8	—	—	—	—	16.8
Cash equivalents	0.8	—	0.8	—	—	—
Total nuclear decommissioning trust	466.0	—	391.3	—	—	74.7
Rabbi trust						
Fixed income funds	13.7	—	13.7	—	—	—
Equity funds	7.8	—	7.8	—	—	—
Combination debt/equity/other fund	1.8	—	1.8	—	—	—
Cash equivalents	0.2	—	0.2	—	—	—
Total rabbi trust	23.5	—	23.5	—	—	—
Derivative instruments - commodity contracts[b]						
Power	38.7	(29.8)	30.1	36.3	2.1	—
Natural gas	1.2	(5.2)	6.4	—	—	—
Total derivative assets	39.9	(35.0)	36.5	36.3	2.1	—
Total assets	529.4	(35.0)	451.3	36.3	2.1	74.7
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	36.2	(28.7)	23.5	39.1	2.3	—
Natural gas	1.6	(5.2)	6.8	—	—	—
Total derivative liabilities	37.8	(33.9)	30.3	39.1	2.3	—
Total liabilities	$ 37.8	$ (33.9)	$ 30.3	$ 39.1	$ 2.3	$ —
Evergy Metro						
Assets						
Nuclear decommissioning trust[a]						
Equity securities	$ 436.8	$ —	$ 436.8	$ —	$ —	$ —
Debt securities						
U.S. Treasury	56.8	—	56.8	—	—	—
U.S. Agency	0.1	—	—	0.1	—	—
State and local obligations	2.1	—	—	2.1	—	—
Corporate bonds	51.5	—	—	51.5	—	—
Cash equivalents	3.5	—	3.5	—	—	—
Total nuclear decommissioning trust	550.8	—	497.1	53.7	—	—
Self-insured health plan trust[c]						
Equity securities	2.7	—	2.7	—	—	—
Debt securities	15.3	—	3.8	11.5	—	—
Cash and cash equivalents	2.5	—	2.5	—	—	—
Total self-insured health plan trust	20.5	—	9.0	11.5	—	—
Derivative instruments - commodity contracts[b]						
Power	4.3	(2.3)	—	—	6.6	—
Total derivative assets	4.3	(2.3)	—	—	6.6	—
Total assets	575.6	(2.3)	506.1	65.2	6.6	—
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	—	(2.3)	—	—	2.3	—
Total derivative liabilities	—	(2.3)	—	—	2.3	—
Total liabilities	$ —	$ (2.3)	$ —	$ —	$ 2.3	$ —

Description	December 31, 2025	Netting	Level 1	Level 2	Level 3	NAV
Other Evergy		(millions)				
Assets						
Rabbi trusts						
Core bond fund	$ 7.7	$ —	$ 7.7	$ —	$ —	$ —
Total rabbi trusts	7.7	—	7.7	—	—	—
Derivative instruments - commodity contracts[b]						
Power	0.2	(0.6)	—	—	0.8	—
Derivative instruments - interest rate swaps[b]	0.6	—	—	0.6	—	—
Total derivative assets	0.8	(0.6)	—	0.6	0.8	—
Total assets	8.5	(0.6)	7.7	0.6	0.8	—
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	—	(0.6)	—	—	0.6	—
Total derivative liabilities	—	(0.6)	—	—	0.6	—
Total liabilities	$ —	$ (0.6)	$ —	$ —	$ 0.6	$ —
Evergy						
Assets						
Nuclear decommissioning trust[a]	$ 1,016.8	$ —	$ 888.4	$ 53.7	$ —	$ 74.7
Rabbi trusts	31.2	—	31.2	—	—	—
Self-insured health plan trust[c]	20.5	—	9.0	11.5	—	—
Derivative instruments - commodity contracts[b]						
Power	43.2	(32.7)	30.1	36.3	9.5	—
Natural gas	1.2	(5.2)	6.4	—	—	—
Derivative instruments - interest rate swaps[b]	0.6	—	—	0.6	—	—
Total derivative assets	45.0	(37.9)	36.5	36.9	9.5	—
Total assets	1,113.5	(37.9)	965.1	102.1	9.5	74.7
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	36.2	(31.6)	23.5	39.1	5.2	—
Natural gas	1.6	(5.2)	6.8	—	—	—
Total derivative liabilities	37.8	(36.8)	30.3	39.1	5.2	—
Total liabilities	$ 37.8	$ (36.8)	$ 30.3	$ 39.1	$ 5.2	$ —

Description	December 31, 2024	Netting	Level 1	Level 2	Level 3	NAV
Evergy Kansas Central			(millions)			
Assets						
Nuclear decommissioning trust[a]						
Domestic equity funds	$ 142.9	$ —	$ 134.0	$ —	$ —	$ 8.9
International equity funds	81.6	—	81.6	—	—	—
Core bond fund	66.7	—	66.7	—	—	—
High-yield bond fund	33.7	—	33.7	—	—	—
Emerging markets bond fund	20.6	—	20.6	—	—	—
Alternative investments fund	45.6	—	—	—	—	45.6
Real estate securities fund	16.3	—	—	—	—	16.3
Cash equivalents	0.5	—	0.5	—	—	—
Total nuclear decommissioning trust	407.9	—	337.1	—	—	70.8
Rabbi trust						
Fixed income funds	14.6	—	14.6	—	—	—
Equity funds	6.9	—	6.9	—	—	—
Combination debt/equity/other fund	1.7	—	1.7	—	—	—
Cash equivalents	0.2	—	0.2	—	—	—
Total rabbi trust	23.4	—	23.4	—	—	—
Derivative instruments - commodity contracts[b]						
Power	35.1	(20.0)	11.7	40.5	2.9	—
Natural gas	1.3	(17.7)	18.9	0.1	—	—
Total derivative assets	36.4	(37.7)	30.6	40.6	2.9	—
Total assets	467.7	(37.7)	391.1	40.6	2.9	70.8
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	43.5	(9.5)	4.5	44.2	4.3	—
Natural gas	2.3	(17.7)	19.9	0.1	—	—
Total derivative liabilities	45.8	(27.2)	24.4	44.3	4.3	—
Total liabilities	$ 45.8	$ (27.2)	$ 24.4	$ 44.3	$ 4.3	$ —
Evergy Metro						
Assets						
Nuclear decommissioning trust[a]						
Equity securities	$ 368.8	$ —	$ 368.8	$ —	$ —	$ —
Debt securities						
U.S. Treasury	55.3	—	55.3	—	—	—
State and local obligations	2.1	—	—	2.1	—	—
Corporate bonds	42.7	—	—	42.7	—	—
Cash equivalents	3.0	—	3.0	—	—	—
Total nuclear decommissioning trust	471.9	—	427.1	44.8	—	—
Self-insured health plan trust[c]						
Equity securities	2.3	—	2.3	—	—	—
Debt securities	14.3	—	3.2	11.1	—	—
Cash and cash equivalents	2.3	—	2.3	—	—	—
Total self-insured health plan trust	18.9	—	7.8	11.1	—	—
Derivative instruments - commodity contracts[b]						
Power	8.1	(2.0)	—	—	10.1	—
Total derivative assets	8.1	(2.0)	—	—	10.1	—
Total assets	498.9	(2.0)	434.9	55.9	10.1	—
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	—	(2.0)	—	—	2.0	—
Total derivative liabilities	—	(2.0)	—	—	2.0	—
Total liabilities	$ —	$ (2.0)	$ —	$ —	$ 2.0	$ —

Description	December 31, 2024	Netting	Level 1	Level 2	Level 3	NAV
Other Evergy		(millions)				
Assets						
Rabbi trusts						
Core bond fund	$ 8.0	$ —	$ 8.0	$ —	$ —	$ —
Total rabbi trusts	8.0	—	8.0	—	—	—
Derivative instruments - commodity contracts[b]						
Power	2.5	(0.7)	—	—	3.2	—
Total derivative assets	2.5	(0.7)	—	—	3.2	—
Total assets	10.5	(0.7)	8.0	—	3.2	—
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	—	(0.7)	—	—	0.7	—
Total derivative liabilities	—	(0.7)	—	—	0.7	—
Total liabilities	$ —	$ (0.7)	$ —	$ —	$ 0.7	$ —
Evergy						
Assets						
Nuclear decommissioning trust[a]	$ 879.8	$ —	$ 764.2	$ 44.8	$ —	$ 70.8
Rabbi trusts	31.4	—	31.4	—	—	—
Self-insured health plan trust[c]	18.9	—	7.8	11.1	—	—
Derivative instruments - commodity contracts[b]						
Power	45.7	(22.7)	11.7	40.5	16.2	—
Natural gas	1.3	(17.7)	18.9	0.1	—	—
Total derivative assets	47.0	(40.4)	30.6	40.6	16.2	—
Total assets	977.1	(40.4)	834.0	96.5	16.2	70.8
Liabilities						
Derivative instruments - commodity contracts[b]						
Power	43.5	(12.2)	4.5	44.2	7.0	—
Natural gas	2.3	(17.7)	19.9	0.1	—	—
Total derivative liabilities	45.8	(29.9)	24.4	44.3	7.0	—
Total liabilities	$ 45.8	$ (29.9)	$ 24.4	$ 44.3	$ 7.0	$ —

[a] With the exception of investments measured at NAV, fair value is based on quoted market prices of the investments held by the trust and/or valuation models.

[b] Derivative instruments classified as Level 1 consist of exchange-traded derivative instruments with fair value based on quoted market prices. Derivative instruments classified as Level 2 consist of non-exchange traded derivative instruments with observable forward curves and option contracts priced with models using observable inputs. Derivative instruments classified as Level 3 consist of non-exchange traded derivative instruments for which observable market data is not available to corroborate the valuation inputs and TCRs valued at the most recent auction price in the SPP Integrated Marketplace.

[c] Fair value is based on quoted market prices of the investments held by the trust. Debt securities classified as Level 1 are comprised of U.S. Treasury securities. Debt securities classified as Level 2 are comprised of corporate bonds, U.S. Agency, state and local obligations, and other asset-backed securities.

Certain Evergy and Evergy Kansas Central investments included in the table above are measured at NAV as they do not have readily determinable fair values. In certain situations, these investments may have redemption restrictions. The following table provides additional information on these Evergy and Evergy Kansas Central investments.

| | December 31, 2025 | | December 31, 2024 | | December 31, 2025 | |
	Fair Value	Unfunded Commitments	Fair Value	Unfunded Commitments	Redemption Frequency	Length of Settlement
Evergy Kansas Central			(millions)			
Nuclear decommissioning trust:						
Domestic equity funds	$ 8.3	$ 1.3	$ 8.9	$ 1.3	(a)	(a)
Alternative investments fund[b]	49.6	—	45.6	—	Quarterly	65 days
Real estate securities fund[b]	16.8	—	16.3	—	Quarterly	65 days
Total Evergy investments at NAV	$ 74.7	$ 1.3	$ 70.8	$ 1.3		

[a] This investment is in four long-term private equity funds that do not permit early withdrawal. Investments in these funds cannot be distributed until the underlying investments have been liquidated, which may take years from the date of initial liquidation. All funds have begun to make distributions.

[b] There is a holdback on final redemptions.

The Evergy Companies hold equity and debt investments classified as securities in various trusts including for the purposes of funding the decommissioning of Wolf Creek and for the benefit of certain retired executive officers of Evergy Kansas Central. The Evergy Companies record net realized and unrealized gains and losses on the nuclear decommissioning trusts in regulatory liabilities on their consolidated balance sheets and record net realized and unrealized gains and losses on the Evergy Companies' rabbi trusts in the consolidated statements of income and comprehensive income.

The following table summarizes the net unrealized gains (losses) for the Evergy Companies' nuclear decommissioning trusts and rabbi trusts.

	2025	2024	2023
Evergy	(millions)		
Nuclear decommissioning trust - equity securities	$ 61.9	$ 89.3	80.4
Nuclear decommissioning trust - debt securities	2.3	(1.1)	2.7
Rabbi trusts - equity securities	2.2	0.4	2.4
Total	$ 66.4	$ 88.6	$ 85.5
Evergy Kansas Central			
Nuclear decommissioning trust - equity securities	$ (3.4)	$ 31.1	28.3
Rabbi trust - equity securities	1.8	0.4	2.0
Total	$ (1.6)	$ 31.5	$ 30.3
Evergy Metro			
Nuclear decommissioning trust - equity securities	$ 65.3	$ 58.2	52.1
Nuclear decommissioning trust - debt securities	2.3	(1.1)	2.7
Total	$ 67.6	$ 57.1	$ 54.8

15. COMMITMENTS AND CONTINGENCIES

Environmental Matters

Set forth below are descriptions of contingencies related to environmental matters that may impact the Evergy Companies' operations or their financial results. Management's assessment of these contingencies, which are based on federal and state statutes and regulations, and regulatory agency and judicial interpretations and actions, has evolved over time. These laws, regulations, interpretations and actions can also change, restrict or otherwise impact the Evergy Companies' operations or financial results. The failure to comply with these laws, regulations, interpretations and actions could result in the assessment of administrative, civil and criminal penalties and the imposition of remedial requirements. The Evergy Companies believe that all their operations are in substantial compliance with current federal, state and local environmental standards.

There are a variety of final and proposed laws and regulations that could have a material adverse effect on the Evergy Companies' operations and consolidated financial results. Due in part to the complex nature of environmental laws and regulations, the Evergy Companies are unable to assess the impact of potential changes that may develop with respect to the environmental contingencies described below.

Ozone Interstate Transport State Implementation Plans (ITSIP)

In 2015, the EPA lowered the Ozone National Ambient Air Quality Standards (NAAQS) from 75 ppb to 70 ppb. States were required to submit ITSIPs in 2018 to comply with the "Good Neighbor Provision" of the Clean Air Act (CAA) as it applies to the revised NAAQS. The EPA did not act on these ITSIP submissions by the deadline established in the CAA and entered consent decrees establishing deadlines for the EPA to take final action on various ITSIPs. In February 2022, the EPA published a proposed rule to disapprove the ITSIPs submitted by nineteen states including Missouri and Oklahoma. In April 2022, the EPA published an approval of the Kansas ITSIP in the Federal Register. The Missouri Department of Natural Resources (MDNR) submitted a supplemental ITSIP to the EPA in November 2022. In February 2023, the EPA published a final rule disapproving the ITSIPs submitted by nineteen states, including the final disapproval of the Missouri and Oklahoma ITSIPs. In April 2023, the Attorneys General of Missouri and Oklahoma filed Petitions for Review in the U.S. Court of Appeals for the Eighth Circuit (Eighth Circuit) and the U.S. Court of Appeals for the Tenth Circuit (Tenth Circuit), respectively, challenging the EPA's disapproval. In May 2023, the Eighth Circuit granted a stay of the EPA's disapproval of the Missouri ITSIP. Similarly, in July 2023, the Tenth Circuit granted a stay of the EPA's disapproval of the Oklahoma ITSIP. In August 2024, the EPA published in the Federal Register a proposed rule to disapprove the supplemental ITSIP that Missouri submitted in November 2022. In January 2024, the EPA proposed to disapprove the previously-approved ITSIP for Kansas and ITSIPs submitted by four other states. To date, the EPA has not taken final action in this rulemaking. Disapproval of ITSIPs provides the EPA with authority to implement an interstate transport federal implementation plan (ITFIP) to replace them. As discussed below, the EPA has proposed to reevaluate and approve previously disapproved ITSIP submissions for five states, including Kansas. In the event that the ITSIPs for Missouri, Oklahoma and Kansas were disapproved and the EPA's ITFIP took effect, the impact on the Evergy Companies' operations and the cost to comply could be material.

Ozone Interstate Transport Federal Implementation Plans

In April 2022, the EPA published in the Federal Register the proposed ITFIP to resolve outstanding "Good Neighbor" obligations with respect to the 2015 Ozone NAAQS for twenty-six states including Missouri and Oklahoma. This ITFIP would establish a revised Cross-State Air Pollution Rule (CSAPR) ozone season nitrogen oxide (NOx) emissions trading program for Electric Generating Units (EGUs) beginning in 2023 and would limit ozone season NOx emissions from certain industrial stationary sources beginning in 2026. The proposed rule would also establish a new daily backstop NOx emissions rate limit for applicable coal-fired units larger than 100 MW, as well as unit-specific NOx emission rate limits for certain industrial emission units and would feature "dynamic" adjustments of emission budgets for EGUs beginning with ozone season 2025. The proposed ITFIP included reductions to the state ozone season NOx budgets for Missouri and Oklahoma beginning in 2023 with additional reductions in future years. The Evergy Companies provided formal comments as part of the rulemaking process. In March 2023, the EPA issued the final ITFIPs for twenty-three states, including Missouri and Oklahoma, which included reduced ozone season NOx budgets for EGUs in Missouri, Oklahoma and other states, and included other features and requirements that were in the proposed version of the rule. Because the EPA's authority to impose an ITFIP for a state is triggered by the state's failure to submit an ITSIP addressing NAAQS by the statutory deadline or disapproval of an ITSIP, the EPA lacks authority under the CAA to impose an ITFIP on a state for which an ITSIP disapproval has been stayed by the courts. Accordingly, the EPA issued interim final rules staying the effectiveness of the ITFIP in both Missouri and Oklahoma while the stays issued by the Eighth and Tenth Circuits in the ITSIP disapproval cases remain in place. During this time, both states will continue to operate under the existing CSAPR program. While Kansas was not originally included in the ITFIP, in January 2024, the EPA issued a proposal to include Kansas in the ITFIP. In June 2024, the U.S. Supreme Court issued an order granting emergency motions for stay filed by state and industry petitioners of the final ITFIP pending further review of the ITFIP by the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit). In March 2025, the EPA announced plans to end the Good Neighbor Rule for the 2015 Ozone NAAQS. In April 2025, the D.C. Circuit granted an EPA request to hold all challenges to the ITFIP in indefinite abeyance. In January 2026, the EPA published in the federal register a proposed "Phase 1" reconsideration rule addressing interstate transport requirements for six states, including Kansas. The EPA indicated they intend to address additional states, including Missouri, in a separate action. The Phase 1 proposal would reevaluate and approve previously disapproved ITSIP submissions for five states, including Kansas. As a result, Kansas would no longer be subject to the ITFIP if this rule is finalized. If the ITFIP ultimately takes effect as promulgated for Missouri, Kansas and Oklahoma following the pending litigation or the EPA is unable to end the program as proposed, the impact on the Evergy Companies' operations and the cost to comply could be material.

Particulate Matter National Ambient Air Quality Standards

In March 2024, the EPA published in the Federal Register the final rule which strengthens the primary annual $PM_{2.5}$ (particulate matter less than 2.5 microns in diameter) NAAQS by lowering the primary annual $PM_{2.5}$ NAAQS from 12.0 µg/m3 (micrograms per cubic meter) to 9.0 µg/m3. The final rule took effect in May 2024. In August 2024, the EPA released the $PM_{2.5}$ ambient monitor design values for calendar years 2021 through 2023. These design values are to be used by each state governor for recommending to the EPA attainment designations for their states. In February 2025, the Kansas Governor sent recommendations to the EPA to designate the entire state of Kansas as either attainment or attainment/unclassifiable for the 2024 annual $PM_{2.5}$ NAAQS. In March 2025, the EPA announced it plans to reconsider the 2024 $PM_{2.5}$ NAAQS. As a result of the EPA's plans to reconsider this NAAQS, the Missouri Governor delayed submitting area designations to the EPA. While the EPA is required to issue final designations for all states, including Kansas and Missouri, by February 2026, the issuance of final designations is in question based on the EPA's plans to reconsider this NAAQS. In November 2025, the EPA filed a motion requesting that the D.C. Circuit vacate the 2024 $PM_{2.5}$ NAAQS, asserting that the prior presidential administration's EPA failed to consider costs during its revision process and therefore did not conduct a thorough review, as required. Due to the uncertainty of the attainment status of portions of the service territory and potential reconsideration or court vacatur of the NAAQS, the Evergy Companies are unable to accurately assess the impacts on their operations or consolidated financial results, but the cost to comply with lower $PM_{2.5}$ NAAQS could be material.

Regional Haze Rule

In 1999, the EPA finalized the Regional Haze Rule which aims to restore national parks and wilderness areas to pristine conditions. The rule requires states in coordination with the EPA, the National Park Service, the U.S. Fish and Wildlife Service, the U.S. Forest Service, and other interested parties to develop and implement air quality protection plans to reduce the pollution that causes visibility impairment. There are 156 "Class I" areas across the U.S. that must be restored to pristine conditions by the year 2064. There are no Class I areas in Kansas, whereas Missouri has two: the Hercules-Glades Wilderness Area and the Mingo Wilderness Area. States must submit revisions to their Regional Haze Rule state implementation plans (SIPs) every ten years and the first round was due in 2007. For the second ten-year implementation period, the EPA issued a final rule revision in 2017 that allowed states to submit their SIP revisions by July 2021.

The Missouri SIP revision does not require any additional reductions from the Evergy Companies' generating units in the state. MDNR submitted the Missouri SIP revision to the EPA in August 2022, however, they failed to do so by the EPA's revised submittal deadline in August 2022. As a result, in August 2022, the EPA published "finding of failure" with respect to Missouri and fourteen other states for failing to submit their Regional Haze SIP revisions by the applicable deadline. This finding of failure established a two-year deadline for the EPA to issue a Regional Haze federal implementation plan (FIP) for each state unless the state submits and the EPA approves a revised SIP that meets all applicable requirements before the EPA issues the FIP. In July 2024, the EPA published in the Federal Register a proposal to partially approve and partially disapprove Missouri's Regional Haze SIP revision.

The Kansas SIP revision did not include any additional emission reductions by electric utilities based on the significant reductions that were achieved during the first implementation period. The Kansas Department of Health and Environment (KDHE) submitted the Kansas SIP revision in July 2021. In August 2024, the EPA issued the final disapproval of the Kansas SIP revision for failing to conduct a four-factor analysis for at least two emission sources in Kansas. In response to the August 2024 final disapproval, in October 2025, KDHE placed a supplemental Kansas SIP revision on public notice, and no adverse comments were received. In this supplement, the KDHE performed additional analyses for two Kansas emission sources, including Evergy's La Cygne Station, and determined no additional requirements should be necessary for any Kansas emission source. In January 2026, the KDHE submitted the supplement to the EPA for their approval.

In March 2025, the EPA announced plans to restructure the Regional Haze Program and in October 2025, the EPA published a Notice of Proposed Advanced Rulemaking requesting comments to assist in the development of regulatory changes to the current Regional Haze Program. In December 2025, the EPA issued a final rule extending the SIP revision deadline for the third ten-year implementation period from July 2028 to July 2031. Due to uncertainty regarding the status of the Regional Haze Program and when or if a Kansas or Missouri revised SIP or FIP is finalized, the overall costs of implementing the rules could be material to the Evergy Companies.

Greenhouse Gases

Burning coal and other fossil fuels releases carbon dioxide (CO_2) and other gases referred to as greenhouse gases (GHG). Various regulations under the CAA limit CO_2 and other GHG emissions, and in addition, other measures are being imposed or offered by individual states, municipalities and regional agreements with the goal of reducing GHG emissions. In April 2024, the EPA finalized the GHG regulations and GHG guidelines that apply to new and existing fossil-fuel fired EGUs. The final GHG regulation establishes CO_2 limitations on emissions from new and reconstructed stationary combustion turbines. The GHG guidelines set CO_2 emission limitations for existing coal, oil and gas-fired steam generating units. For new and reconstructed stationary combustion turbines, the emission limitations were developed by applying the Best System of Emission Reduction (BSER) to three distinct subcategories (low load, intermediate load and base load) taking into consideration the annual capacity factor of the stationary combustion turbine. For intermediate and base load stationary combustion turbines, BSER is assumed to be the utilization of highly efficient combustion turbine technology. Base load stationary combustion turbines are also required to consider the emissions reduction associated with the application of carbon capture and sequestration (CCS) beginning in 2032. For existing coal-fired EGUs, the emission limitations were established by applying the BSER to two subcategories (medium and long-term). For medium-term existing coal-fired units, which are units retiring between 2032 and 2038, the BSER established emission limitation is based on co-firing natural gas beginning in 2030. For units operating in 2039 and after, BSER is the application of CCS starting in 2032. In July 2024, the D.C. Circuit denied motions of stay filed by various states, industry and trade organizations; however, the D.C. Circuit has ordered expedited review of the challenges to the final regulations and guidelines. In December 2024, a three-judge panel of the D.C. Circuit heard oral arguments on challenges to the merits of the rule. In March 2025, the EPA announced it plans to reconsider the GHG regulation and guidelines. While the EPA reconsiders the GHG regulation and guidelines, the D.C. Circuit granted an unopposed motion to hold the case challenging the merits of the rule in abeyance. In June 2025, the EPA published a proposed rule to repeal both the 2015 GHG emission standards for new fossil-fuel fired EGUs and the April 2024 GHG emission standards for new and existing fossil-fuel fired EGUs. In the same June 2025 proposed rule, the EPA included an alternative proposal to repeal the most burdensome requirements of the 2024 rule including the elimination of CCS as BSER. In February 2026, the EPA issued a final rule rescinding the 2009 GHG Endangerment Finding (Endangerment Finding). The Endangerment Finding applies to GHG emissions from new motor vehicles and also provides justification for declaring GHG emissions as a threat to public health and welfare, thereby establishing the basis for regulating GHG emission under the CAA. As a result of the rescission of the Endangerment Finding, there is no justification for continuing to regulate GHG emissions from the power sector.

Due to uncertainty regarding when each of these proposed rules will be finalized, and the ongoing and potential for judicial review, the Evergy Companies are unable to accurately assess the impacts on their operations or consolidated financial results, but the cost to comply could be material.

Regulation of Coal Combustion Residuals

In the course of operating their coal generation plants, the Evergy Companies produce CCRs, including fly ash, gypsum and bottom ash. The EPA published a rule to regulate CCRs in April 2015 that requires additional CCR handling, processing and storage equipment and closure of certain ash disposal units. In January 2022, the EPA published proposed determinations for facilities that filed closure extensions for unlined or clay-lined CCR units. These proposed determinations include various interpretations of the CCR regulations and compliance expectations that may impact all owners of CCR units. These interpretations could require modified compliance plans such as different methods of CCR unit closure. Additionally, more stringent remediation requirements for units that are in corrective action or forced to go into corrective action are possible. The cost to comply with these proposed determinations by the EPA could be material.

In April 2024, the EPA finalized an expansion to the CCR regulations focused on legacy surface impoundments and historic placements of CCR. This regulation expands applicability of the 2015 CCR regulation to inactive landfills and beneficial use sites not previously regulated. Litigation could impact the timing or cost to comply. In March 2025, the EPA announced its plans to update regulations of CCRs, and in January 2026, finalized a rulemaking extending deadlines for compliance with various aspects of the CCR legacy rule. The EPA has indicated a second rulemaking modifying CCR requirements should be anticipated later in 2026, however specific details of any planned revisions have not been provided.

The Evergy Companies have recorded AROs for their current estimates for the closure of ash disposal ponds, landfills and other historical placements of CCR. The revision of these AROs may be required in the future due to information collected in the April 2024 CCR regulation's Facility Evaluation Reports (FERs), changes in existing CCR regulations, the results of groundwater monitoring of CCR units, changes in interpretation of existing CCR regulations or changes in the timing or cost to close ash disposal ponds and landfills. The revision of AROs for regulated operations has no income statement impact due to the deferral of the adjustments through a regulatory asset. If revisions to these AROs are necessary, the impact on the Evergy Companies' operations or consolidated financial results could be material.

Montrose Station CCRs
In 2025, three lawsuits, including one seeking class certification, were filed in the Circuit Court of Henry County, Missouri against Evergy Metro and two other defendants alleging unspecified damages resulting from the defendants' alleged unlawful and negligent spreading of CCRs associated with the Montrose Station coal ash landfill. Montrose Station was a coal-fired generating facility which was operated by Evergy Metro until its closure in 2018. The cases are at preliminary stages and Evergy and Evergy Metro are unable to assess the outcome or reasonably estimate any possible damages with respect to the claims. However, Evergy and Evergy Metro believe the claims are without merit and intend to vigorously defend themselves.

Nuclear Antitrust Class Action
In July 2025, a class action complaint was filed in the U.S. District Court for the District of Maryland alleging violations of the Sherman Antitrust Act in establishing wages for employees at nuclear facilities since 2003. The complaint names 28 defendants, including all 26 owner operators of nuclear facilities in the United States, or affiliated entities, including Wolf Creek Nuclear Operating Corporation, which operates Wolf Creek, a nuclear facility in Kansas. Evergy indirectly owns 94% of Wolf Creek, with Evergy Kansas Central and Evergy Metro each owning 47% of the nuclear facility. This case is at a preliminary stage and the Evergy Companies are unable to assess the outcome or reasonably estimate any possible damages with respect to the claims.

Nuclear Insurance
Nuclear liability, property and accidental outage insurance is maintained for Wolf Creek. These policies contain certain industry standard terms, conditions and exclusions, including, but not limited to, ordinary wear and tear and war. An industry aggregate limit of approximately $3.2 billion for nuclear events (approximately $1.8 billion of non-nuclear events) plus any reinsurance, indemnity or any other source recoverable by Nuclear Electric Insurance Limited (NEIL), provider of property and accidental outage insurance, exists for acts of terrorism affecting Wolf Creek or any other NEIL insured plant within 12 months from the date of the first act. In addition, participation is required in industry-wide retrospect assessment programs as discussed below.

Nuclear Liability Insurance
Pursuant to the Price-Anderson Act, liability insurance includes coverage against public nuclear liability claims resulting from nuclear incidents to the required limit of public liability, which is approximately $16.3 billion. This limit of liability consists of the maximum available commercial insurance of $0.5 billion and the remaining $15.8 billion is provided through mandatory participation in an industry-wide retrospective assessment program. Under

this retrospective assessment program, the owners of Wolf Creek are jointly and severally subject to an assessment of up to approximately $165.9 million (Evergy's share is $156.0 million and each of Evergy Kansas Central's and Evergy Metro's is $78.0 million), payable at no more than approximately $24.7 million (Evergy's share is $23.2 million and each of Evergy Kansas Central's and Evergy Metro's is $11.6 million) per incident per year per reactor for any commercial U.S. nuclear reactor qualifying incident. Both the total and yearly assessment is subject to an inflationary adjustment based on the Consumer Price Index and applicable premium taxes. In addition, the U.S. Congress could impose additional revenue-raising measures to pay claims.

Nuclear Property and Accidental Outage Insurance

The owners of Wolf Creek carry decontamination liability, nuclear property damage and premature nuclear decommissioning liability insurance for Wolf Creek totaling approximately $2.8 billion. Insurance coverage for non-nuclear property damage accidents total approximately $1.0 billion. In the event of an extraordinary nuclear accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the Nuclear Regulatory Commission (NRC). The Evergy Companies' share of any remaining proceeds can be used to pay for property damage or, if certain requirements are met, including decommissioning the plant, toward a shortfall in the nuclear decommissioning trust. The owners also carry additional insurance with NEIL to help cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If significant losses were incurred at any of the nuclear plants insured under the current NEIL policies, the owners of Wolf Creek may be subject to retrospective assessments under the current policies of approximately $27.9 million (Evergy's share is $26.2 million and each of Evergy Kansas Central's and Evergy Metro's is $13.1 million).

Nuclear Insurance Considerations

Although the Evergy Companies maintain various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable in prices, would have a material effect on the Evergy Companies' consolidated financial results.

Contractual Commitments

The Evergy Companies' contractual commitments for fuel, power and new generation projects as of December 31, 2025 are detailed in the following tables. See Notes 9, 12 and 21 for information regarding pension, long-term debt and lease commitments, respectively.

Evergy

	2026	2027	2028	2029	2030	After 2030	Total
Purchase commitments				(millions)			
Fuel	$ 313.0	$ 202.9	$ 194.7	$ 181.0	$ 93.2	$ 384.4	$ 1,369.2
Power	73.7	83.9	104.9	123.8	105.6	176.1	668.0
New generation projects	1,023.9	1,070.7	833.5	192.3	59.7	3.8	3,183.9
Total contractual commitments	$ 1,410.6	$ 1,357.5	$ 1,133.1	$ 497.1	$ 258.5	$ 564.3	$ 5,221.1

Evergy Kansas Central

	2026	2027	2028	2029	2030	After 2030	Total
Purchase commitments				(millions)			
Fuel	$ 182.8	$ 117.7	$ 109.4	$ 97.4	$ 50.8	$ 213.6	$ 771.7
Power	1.4	1.5	12.3	20.0	19.1	44.7	99.0
New generation projects	342.3	497.7	348.2	59.1	15.9	1.0	1,264.2
Total contractual commitments	$ 526.5	$ 616.9	$ 469.9	$ 176.5	$ 85.8	$ 259.3	$ 2,134.9

Evergy Metro

	2026	2027	2028	2029	2030	After 2030	Total
Purchase commitments				(millions)			
Fuel	$ 110.8	$ 70.7	$ 73.8	$ 75.2	$ 36.7	$ 142.2	$ 509.4
Power	29.2	29.2	29.2	29.2	29.2	50.1	196.1
Total contractual commitments	$ 140.0	$ 99.9	$ 103.0	$ 104.4	$ 65.9	$ 192.3	$ 705.5

Fuel commitments consist of commitments for nuclear fuel and coal in addition to coal and natural gas transportation costs. Power commitments consist of certain commitments for renewable energy under power purchase agreements, capacity purchases and firm transmission service. New generation project commitments consist of contractual obligations related to natural gas and renewable plant investments. See "Natural Gas Plant Investments" and "Renewable Plant Investments" in Note 1 for additional information on new generation construction projects.

16. GUARANTEES

In the ordinary course of business, Evergy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees and letters of credit. These agreements are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiary's intended business purposes. The majority of these agreements guarantee Evergy's own future performance, so a liability for the fair value of the obligation is not recorded.

As of December 31, 2025, Evergy has provided $786.3 million of credit support for certain of its subsidiaries as follows:

- Evergy direct guarantees to Evergy Kansas Central and Evergy Metro counterparties for certain fuel supply contracts totaling $76.3 million, with expiration dates ranging from 2027 to 2031; and

- Evergy's guarantee of Evergy Missouri West long-term debt totaling $710.0 million, which includes debt with maturity dates ranging from 2031 to 2043.

None of the guaranteed obligations are subject to default or prepayment if Evergy Missouri West's credit ratings were downgraded.

17. RELATED PARTY TRANSACTIONS AND RELATIONSHIPS

In the normal course of business, Evergy Kansas Central, Evergy Metro and Evergy Missouri West engage in related party transactions with one another. In addition, Evergy Kansas Central and Evergy Missouri West are currently engaged in the construction of jointly-owned generation facilities. A summary of these related party transactions and the amounts associated with them is provided below.

Jointly-Owned Plants and Shared Services
Employees of Evergy Kansas Central and Evergy Metro manage Evergy Missouri West's business and operate its facilities at cost, including Evergy Missouri West's 18% ownership interest in Evergy Metro's Iatan Nos. 1 and 2. Employees of Evergy Kansas Central manage Jeffrey Energy Center (JEC) and operate its facilities at cost, including Evergy Missouri West's 8% ownership interest in JEC. Employees of Evergy Metro manage La Cygne Station and operate its facilities at cost, including Evergy Kansas Central's 50% interest in La Cygne Station. Employees of Evergy Metro and Evergy Kansas Central also provide one another with shared service support, including costs related to human resources, information technology, accounting and legal services.

The operating expenses and capital costs billed for jointly-owned plants and shared services are detailed in the following table.

	2025	2024	2023
	(millions)		
Evergy Kansas Central billings to Evergy Missouri West	$ 213.8	$ 29.6	$ 33.0
Evergy Metro billings to Evergy Missouri West	108.1	111.3	124.6
Evergy Kansas Central billings to Evergy Metro	52.1	46.9	48.4
Evergy Metro billings to Evergy Kansas Central	128.9	144.6	132.9

Related Party Net Receivables and Payables
The following table summarizes Evergy Kansas Central's and Evergy Metro's related party net receivables and payables.

	December 31	
	2025	2024
Evergy Kansas Central	(millions)	
Net payable to Evergy	$ (13.3)	$ (13.4)
Net receivable from (payable to) Evergy Metro	10.6	(22.9)
Net receivable from Evergy Missouri West	34.6	23.0
Evergy Metro		
Net receivable from Evergy	$ 16.5	$ 16.8
Net receivable from (payable to) Evergy Kansas Central	(10.6)	22.9
Net receivable from Evergy Missouri West	96.2	86.2

Money Pool
Evergy Kansas Central, Evergy Metro and Evergy Missouri West are authorized to participate in the Evergy, Inc. money pool, which is an internal financing arrangement in which funds may be lent on a short-term basis between Evergy Kansas Central, Evergy Metro, Evergy Missouri West and Evergy, Inc. Evergy, Inc. can lend but not borrow under the money pool.

As of December 31, 2025 and December 31, 2024, Evergy Kansas Central and Evergy Metro had no outstanding receivables or payables under the money pool.

Tax Allocation Agreement
Evergy files a consolidated federal income tax return as well as unitary and combined income tax returns in several state jurisdictions with Kansas and Missouri being the most significant. Income taxes for consolidated or combined subsidiaries are allocated to the subsidiaries based on separate company computations of income or loss. The following table summarizes Evergy Kansas Central's and Evergy Metro's income taxes receivable from (payable to) Evergy.

	December 31	
	2025	2024
Evergy Kansas Central	(millions)	
Income taxes receivable from (payable to) Evergy	$ (14.3)	$ 11.4
Evergy Metro		
Income taxes payable to Evergy	$ —	$ (10.0)

18. SHAREHOLDERS' EQUITY

Evergy's authorized capital stock consists of 600 million shares of common stock, without par value, and 12 million shares of Preference Stock, without par value.

Evergy Registration Statements

In August 2024, Evergy filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC). Under this Form S-3, which is uncapped, Evergy may issue debt and other securities, including common stock, in the future with the amounts, prices and terms to be determined at the time of future offerings. The automatic registration statement was filed to replace a similar Form S-3 upon expiration of its three-year term. The shelf registration statement expires in August 2027.

In March 2024, Evergy registered shares of its common stock with the SEC for its Dividend Reinvestment and Direct Stock Purchase Plan. Shares issued under the plan may be either newly issued shares or shares purchased on the open market.

Evergy has registered shares of its common stock with the SEC for the Evergy, Inc. 401(k) Savings Plan. Shares issued under the plan may be either newly issued shares or shares purchased on the open market.

ATM Program (At-the-Market Program)

In May 2025, Evergy entered into an equity distribution agreement, pursuant to which Evergy may sell, from time to time, up to an aggregate of $1.2 billion of its common stock through an ATM Program, which may utilize forward sales agreements. Evergy subsequently entered into forward sale agreements under the ATM program and as of December 31, 2025, the ATM Program had approximately $1.1 billion of common stock available for issuance.

The forward sale agreements outstanding as of December 31, 2025, can be settled at Evergy's discretion on or prior to dates ranging from March 2027 to October 2027. On a settlement date or dates, if Evergy elects to physically settle a forward sale agreement, Evergy will issue shares of common stock to the counterparties at the then-applicable forward sale price. The initial forward sale price for the outstanding agreements ranged from $71.29 to $73.34, with a weighted average initial forward sale price of $72.50. The initial forward sale price is subject to adjustment on a daily basis based on an interest rate factor and decreased on certain dates by predetermined amounts to reflect expected dividend payments. The forward sale agreements will be physically settled unless Evergy elects to settle in cash or to net share settle. At December 31, 2025, Evergy could have settled the forward sale agreements with physical delivery of 1.7 million shares of common stock to the respective counterparties in exchange for cash of $123.6 million. Alternatively, the forward sale agreements could have also been settled at December 31, 2025, with delivery of approximately $0.6 million of cash if Evergy elected net cash settlement.

Evergy has not received any proceeds related to the outstanding forward sale agreements. The forward sale agreements have been classified as equity transactions.

Dividend Restrictions

Evergy depends on its subsidiaries to pay dividends on its common stock. The Evergy Companies have certain restrictions stemming from statutory requirements, corporate organizational documents, covenants and other conditions that could affect dividend levels or the ability to pay dividends.

The KCC order authorizing the merger that created Evergy requires Evergy to maintain consolidated common equity of at least 35% of total consolidated capitalization.

Under the Federal Power Act, Evergy Kansas Central, Evergy Metro and Evergy Missouri West generally can pay dividends only out of retained earnings. Certain conditions in the MPSC and KCC orders authorizing the merger that created Evergy also require Evergy Kansas Central and Evergy Metro to maintain consolidated common equity of at least 40% of total capitalization. Other conditions in the MPSC and KCC merger orders require Evergy Kansas Central, Evergy Metro and Evergy Missouri West to maintain credit ratings of at least investment grade. If Evergy Kansas Central's, Evergy Metro's or Evergy Missouri West's credit ratings are downgraded below the investment grade level as a result of their affiliation with Evergy or any of Evergy's affiliates, the impacted utility shall not pay a dividend to Evergy without KCC or MPSC approval or until the impacted utility's investment grade credit rating has been restored.

The master credit facility of Evergy, Evergy Kansas Central, Evergy Metro and Evergy Missouri West and the note purchase agreements for certain Evergy Missouri West senior notes contain covenants requiring the respective company to maintain a consolidated indebtedness to consolidated total capitalization ratio of not more than 0.65 to 1.00.

The Evergy, Inc. Junior Subordinated Notes issued in December 2024 permit Evergy to defer the payment of interest under certain circumstances. Making such an election would restrict Evergy's ability to declare or pay dividends, among other restrictions. As of December 31, 2025, Evergy has not elected to defer the payment of interest under the terms of the Junior Subordinated Notes.

As of December 31, 2025, Evergy had a retained earnings restriction of $394.8 million, Evergy Kansas Central had a retained earnings restriction of $517.8 million and Evergy Metro had a retained earnings restriction of $617.8 million. As of December 31, 2025, Evergy's subsidiaries had restricted net assets of approximately $6.7 billion. These restrictions are not expected to affect the Evergy Companies' ability to pay dividends at the current level for the foreseeable future.

19. VARIABLE INTEREST ENTITIES

In determining the primary beneficiary of a VIE, the Evergy Companies assess the entity's purpose and design, including the nature of the entity's activities and the risks that the entity was designed to create and pass through to its variable interest holders. A reporting enterprise is deemed to be the primary beneficiary of a VIE if it has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary of a VIE is required to consolidate the VIE.

All involvement with entities by the Evergy Companies is assessed to determine whether such entities are VIEs and, if so, whether or not the Evergy Companies are the primary beneficiaries of the entities. The Evergy Companies also continuously assess whether they are the primary beneficiary of the VIE with which they are involved. Prospective changes in facts and circumstances may cause identification of the primary beneficiary to be reconsidered.

Evergy Missouri West Storm Funding
In 2022, Evergy Missouri West created Evergy Missouri West Storm Funding solely for the purpose of recovering extraordinary fuel and purchased power costs incurred as part of the February 2021 winter weather event. In February 2024, Evergy Missouri West Storm Funding issued, at a discount, $331.1 million of 5.10% Securitized Bonds with a final payment scheduled for 2038, maturing in 2040. The obligations of Evergy Missouri West Storm Funding's Securitized Bonds are repaid through charges imposed on customers in Evergy Missouri West's service territory and collected by Evergy Missouri West on behalf of Evergy Missouri West Storm Funding. Creditors of Evergy Missouri West have no recourse to any assets or revenues of Evergy Missouri West Storm Funding, and the bondholders have no recourse to the general credit of Evergy Missouri West.

Evergy Missouri West Storm Funding is considered a VIE. Evergy Missouri West is the primary beneficiary of the VIE primarily because, as described above, Evergy Missouri West has the power to direct the activities of Evergy Missouri West Storm Funding that most significantly impact economic performance and Evergy Missouri West has the obligation to absorb losses or the right to receive benefits from Evergy Missouri West Storm Funding that could potentially be significant. Therefore, Evergy Missouri West consolidates Evergy Missouri West Storm Funding.

The following table summarizes the impact of Evergy Missouri West Storm Funding on Evergy's consolidated balance sheet as of December 31, 2025 and 2024.

	December 31			
	2025		**2024**	
Evergy	(millions)			
Current assets				
Regulatory assets	$	16.7	$	15.9
Other		4.8		5.4
Other assets				
Regulatory assets		277.9		294.5
Other		1.6		1.7
Current liabilities				
Current maturities of long-term debt		17.0		16.2
Accrued interest		1.3		1.3
Long-term liabilities				
Long-term debt, net		279.2		295.7

50% Interest in La Cygne Unit 2

Under an agreement that expires in September 2029, Evergy Kansas Central entered into a sale-leaseback transaction with a trust under which the trust purchased Evergy Kansas Central's 50% interest in La Cygne Unit 2 and subsequently leased it back to Evergy Kansas Central. The trust was financed with an equity contribution from an owner participant and debt issued by the trust. The trust was created specifically to purchase the 50% interest in La Cygne Unit 2 and lease it back to Evergy Kansas Central and does not hold any other assets. Evergy Kansas Central meets the requirements to be considered the primary beneficiary of the trust. In determining the primary beneficiary of the trust, Evergy Kansas Central concluded that the activities of the trust that most significantly impact its economic performance and that Evergy Kansas Central has the power to direct include (1) the operation and maintenance of the 50% interest in La Cygne Unit 2 and (2) Evergy Kansas Central's ability to exercise a purchase option at the end of the agreement at the lesser of fair value or a fixed amount. Evergy Kansas Central has the potential to receive benefits from the trust that could potentially be significant if the fair value of the 50% interest in La Cygne Unit 2 at the end of the agreement is greater than the fixed amount.

As of December 31, 2025 and 2024, Evergy and Evergy Kansas Central recorded $119.4 million and $126.5 million, respectively, to property, plant and equipment, net, on their consolidated balance sheets related to the VIE described above.

The assets of the VIE can be used only to settle obligations of the VIE and the VIE's debt holders have no recourse to the general credit of Evergy and Evergy Kansas Central. Evergy and Evergy Kansas Central have not provided financial or other support to the VIE and are not required to provide such support. Evergy and Evergy Kansas Central did not record any gain or loss upon the initial consolidation of the VIE.

20. TAXES

Components of income tax expense are detailed in the following tables.

Evergy

		2025		2024		2023
Current income taxes				(millions)		
Federal	$	1.8	$	30.9	$	25.3
State		7.2		7.7		6.9
Total		9.0		38.6		32.2
Deferred income taxes						
Federal		52.4		30.0		10.2
State		(24.5)		(31.4)		(21.7)
Total		27.9		(1.4)		(11.5)
Investment tax credit						
Deferral		—		—		2.2
Amortization		(7.0)		(7.2)		(7.3)
Total		(7.0)		(7.2)		(5.1)
Income tax expense	$	29.9	$	30.0	$	15.6

Evergy Kansas Central

		2025		2024		2023
Current income taxes				(millions)		
Federal	$	27.0	$	6.2	$	27.8
State		7.2		4.7		4.7
Total		34.2		10.9		32.5
Deferred income taxes						
Federal		(5.9)		16.4		(29.3)
State		(8.3)		(11.3)		(7.4)
Total		(14.2)		5.1		(36.7)
Investment tax credit						
Deferral		—		—		2.2
Amortization		(3.7)		(3.8)		(3.9)
Total		(3.7)		(3.8)		(1.7)
Income tax expense (benefit)	$	16.3	$	12.2	$	(5.9)

Evergy Metro

		2025		2024		2023
Current income taxes				(millions)		
Federal	$	18.3	$	37.7	$	13.2
State		1.5		3.6		3.7
Total		19.8		41.3		16.9
Deferred income taxes						
Federal		38.3		15.8		33.6
State		(10.7)		(13.0)		(7.8)
Total		27.6		2.8		25.8
Investment tax credit amortization		(3.2)		(3.2)		(3.5)
Income tax expense	$	44.2	$	40.9	$	39.2

Effective Income Tax Rates

Effective income tax rates reflected in the financial statements and the reasons for their differences from the statutory federal rates are detailed in the following tables.

Evergy

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions, except percentages)					
Federal statutory income tax	$ 188.5	21.0 %	$ 192.3	21.0 %	$ 159.4	21.0 %
State and local income taxes						
State income taxes[a]	12.1	1.4 %	7.1	0.8 %	5.2	0.7 %
Amortization of state excess deferred income taxes	(27.2)	(3.0)%	(27.2)	(3.0)%	(16.1)	(2.1)%
Tax Credits						
Energy-related tax credits	(57.5)	(6.4)%	(59.8)	(6.5)%	(44.3)	(5.8)%
Other tax credits	(2.2)	(0.2)%	(4.1)	(0.5)%	(3.1)	(0.4)%
Nontaxable or nondeductible items						
Corporate-owned life insurance	(10.9)	(1.2)%	(11.9)	(1.3)%	(14.2)	(1.9)%
Other permanent differences	(2.9)	(0.3)%	(3.3)	(0.4)%	(2.1)	(0.3)%
Effects of ratemaking						
Amortization of investment tax credits	(5.3)	(0.6)%	(5.4)	(0.6)%	(5.6)	(0.7)%
Amortization of federal excess deferred income taxes	(61.2)	(6.8)%	(59.9)	(6.5)%	(62.1)	(8.2)%
Flow through for plant related differences	1.0	0.1 %	5.2	0.6 %	1.5	0.2 %
Other adjustments	(4.5)	(0.7)%	(3.0)	(0.3)%	(3.0)	(0.5)%
Income tax expense and effective income tax rate	$ 29.9	3.3 %	$ 30.0	3.3 %	$ 15.6	2.0 %

[a] State income taxes in Missouri and Kansas make up the majority (greater than 50%) of the tax effect in this category.

Evergy Kansas Central

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions, except percentages)					
Federal statutory income tax	$ 121.7	21.0 %	$ 121.2	21.0 %	$ 79.5	21.0 %
State and local income taxes						
State income taxes[a]	7.7	1.3 %	3.4	0.6 %	1.5	0.4 %
Amortization of state excess deferred income taxes	(9.9)	(1.7)%	(10.0)	(1.7)%	(2.8)	(0.7)%
Tax Credits						
Energy-related tax credits	(57.0)	(9.8)%	(59.4)	(10.3)%	(43.7)	(11.5)%
Other tax credits	(0.7)	(0.1)%	(0.7)	(0.1)%	(0.7)	(0.2)%
Nontaxable or nondeductible items						
Corporate-owned life insurance	(10.4)	(1.8)%	(11.4)	(2.0)%	(13.7)	(3.6)%
Other permanent differences	(4.3)	(0.7)%	(4.4)	(0.8)%	(3.9)	(1.0)%
Effects of ratemaking						
Amortization of investment tax credits	(2.0)	(0.3)%	(2.1)	(0.4)%	(2.2)	(0.6)%
Amortization of federal excess deferred income taxes	(26.2)	(4.5)%	(22.8)	(3.9)%	(23.5)	(6.2)%
Flow through for plant related differences	(1.2)	(0.2)%	2.2	0.4 %	4.4	1.2 %
Other adjustments	(1.4)	(0.4)%	(3.8)	(0.7)%	(0.8)	(0.4)%
Income tax expense (benefit) and effective income tax rate	$ 16.3	2.8 %	$ 12.2	2.1 %	$ (5.9)	(1.6)%

[a] State income taxes in Missouri and Kansas make up the majority (greater than 50%) of the tax effect in this category.

Evergy Metro

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions, except percentages)					
Federal statutory income tax	$ 76.6	21.0 %	$ 76.7	21.0 %	$ 78.0	21.0 %
State and local income taxes						
State income taxes[a]	4.0	1.1 %	3.8	1.0 %	4.2	1.1 %
Amortization of state excess deferred income taxes	(11.2)	(3.1)%	(11.2)	(3.1)%	(7.5)	(2.0)%
Tax Credits						
Other tax credits	(1.8)	(0.5)%	(3.6)	(1.0)%	(2.7)	(0.7)%
Nontaxable or nondeductible items						
Other permanent differences	1.1	0.3 %	0.3	0.1 %	1.4	0.4 %
Effects of ratemaking						
Amortization of investment tax credits	(3.2)	(0.9)%	(3.2)	(0.9)%	(3.5)	(0.9)%
Amortization of federal excess deferred income taxes	(22.0)	(6.0)%	(23.3)	(6.4)%	(30.1)	(8.1)%
Flow through for plant related differences	2.0	0.6 %	2.7	0.7 %	1.9	0.5 %
Other adjustments	(1.3)	(0.4)%	(1.3)	(0.2)%	(2.5)	(0.7)%
Income tax expense and effective income tax rate	$ 44.2	12.1 %	$ 40.9	11.2 %	$ 39.2	10.6 %

[a] State income taxes in Missouri and Kansas make up the majority (greater than 50%) of the tax effect in this category.

Income Taxes Paid

Income taxes paid, net of refunds received, disaggregated between federal and state are detailed in the following tables.

Evergy

		2025		2024		2023
				(millions)		
Federal income taxes	$	5.9	$	31.0	$	28.7
State income taxes						
Missouri		—		7.0		10.5
Kansas		—		(0.1)		(5.0)
Other states		0.2		0.1		0.2
Total state income tax paid, net of refunds		0.2		7.0		5.7
Total income taxes paid, net of refunds	$	6.1	$	38.0	$	34.4

Evergy Kansas Central

		2025		2024		2023
				(millions)		
Federal income taxes	$	9.0	$	7.0	$	48.5
State income taxes						
Missouri		1.4		3.6		5.8
Kansas		(1.9)		—		—
Other states		0.1		0.1		0.1
Total state income tax paid, net of refunds		(0.4)		3.7		5.9
Total income taxes paid, net of refunds	$	8.6	$	10.7	$	54.4

Evergy Metro

		2025		2024		2023
				(millions)		
Federal income taxes	$	29.8	$	34.9	$	6.4
State income taxes						
Missouri		0.1		3.6		2.7
Kansas		(0.3)		(0.1)		0.5
Other states		0.1		0.1		0.2
Total state income tax paid, net of refunds		(0.1)		3.6		3.4
Total income taxes paid, net of refunds	$	29.7	$	38.5	$	9.8

Deferred Income Taxes

The tax effects of major temporary differences resulting in deferred income tax assets (liabilities) in the consolidated balance sheets is in the following table.

	December 31					
	2025			2024		
	Evergy	Evergy Kansas Central	Evergy Metro	Evergy	Evergy Kansas Central	Evergy Metro
Deferred tax assets:	(millions)					
Tax credit carryforward	$ 572.8	$ 412.4	$ 159.1	$ 393.2	$ 296.5	$ 95.3
Income taxes refundable to customers, net	323.3	169.1	126.6	308.2	160.5	115.7
Deferred employee benefit costs	92.9	37.7	59.2	98.4	42.4	61.6
Net operating loss carryforward	4.6	—	—	4.4	—	—
Deferred state income taxes	123.5	92.1	29.5	132.2	95.7	32.8
Accrued liabilities	214.8	101.2	81.2	198.0	92.6	73.8
Other regulatory liabilities	69.5	54.0	8.5	92.4	62.8	8.0
Other	94.9	43.9	23.8	99.6	46.4	25.8
Total deferred tax assets before valuation allowance	1,496.3	910.4	487.9	1,326.4	796.9	413.0
Valuation allowances	(7.2)	(2.7)	—	(6.9)	(2.7)	—
Total deferred tax assets, net	1,489.1	907.7	487.9	1,319.5	794.2	413.0
Deferred tax liabilities:						
Plant-related	(2,974.9)	(1,463.3)	(1,079.5)	(2,844.9)	(1,407.6)	(1,030.5)
Deferred employee benefit costs	(0.6)	—	—	(0.5)	—	—
ARO regulatory assets	(194.0)	(85.3)	(75.5)	(177.2)	(76.4)	(68.4)
Acquisition premium	(31.0)	(31.0)	—	(34.2)	(34.2)	—
Other regulatory assets	(227.6)	(38.7)	(55.9)	(200.6)	(31.3)	(39.5)
Other	(81.7)	(50.3)	(20.8)	(97.8)	(50.3)	(29.9)
Total deferred tax liabilities	(3,509.8)	(1,668.6)	(1,231.7)	(3,355.2)	(1,599.8)	(1,168.3)
Net deferred income tax liabilities	$ (2,020.7)	$ (760.9)	$ (743.8)	$ (2,035.7)	$ (805.6)	$ (755.3)

Tax Credit Carryforwards

As of December 31, 2025 and 2024, Evergy had $567.9 million and $388.3 million, respectively, of federal general business income tax credit carryforwards. As of December 31, 2025 and 2024, Evergy Kansas Central had $407.5 million and $291.6 million, respectively, of federal general business income tax credit carryforwards. As of December 31, 2025 and 2024, Evergy Metro had $159.1 million and $95.3 million, respectively, of federal general business income tax credit carryforwards. The carryforwards for Evergy, Evergy Kansas Central and Evergy Metro relate primarily to PTCs and research and development tax credits and expire in the years 2026 to 2045.

The Evergy Companies' federal general business income tax credit carryforwards include PTCs related to the generation of electricity from nuclear energy. As of December 31, 2025, Evergy, Evergy Kansas Central and Evergy Metro had $263.1 million, $130.5 million and $132.6 million, respectively, of tax credits from the generation of electricity from nuclear energy included in the production tax credits carryforwards. Beginning in 2024, nuclear units, including Wolf Creek, became eligible for a production tax credit through 2032. The credit is for $15.00 per MWh and is subject to a phase-out when gross receipts from the facility are between $25.00 per MWh and $43.75 per MWh. The credit may be used to offset Evergy's income tax liability or be transferred to an unrelated third party. The Evergy Companies have estimated the credit based on the existing Internal Revenue Service (IRS) regulations. The IRS may provide guidance regarding the type of revenue to be included in the computation of gross receipts in 2026 which may significantly reduce the amount of nuclear production tax credits available to Evergy. The Evergy Companies have recorded a regulatory liability for these tax credits as the benefits are expected to be refunded to customers as a reduction to revenue in future regulatory proceedings.

The year of origin of Evergy's, Evergy Kansas Central's and Evergy Metro's related tax benefit amounts for federal tax credit carryforwards as of December 31, 2025, are detailed in the following table.

	Amount of Benefit		
Year of Origin	Evergy	Evergy Kansas Central	Evergy Metro
		(millions)	
2007	$ 0.1	$ —	$ —
2019	28.5	25.1	3.3
2020	35.9	28.5	7.3
2021	31.9	28.1	3.6
2022	34.6	31.7	2.6
2023	49.8	45.3	4.3
2024	196.6	125.7	70.8
2025	190.5	123.1	67.2
	$ 567.9	$ 407.5	$ 159.1

As of December 31, 2025 and 2024, Evergy and Evergy Kansas Central had $4.9 million of tax benefits related to state income tax credit carryforwards. The state income tax credits relate primarily to the Kansas high performance incentive program and expire in the years 2038 to 2039. Due to the elimination of the Kansas corporate income tax for utilities, Evergy and Evergy Kansas Central expect a portion of these state tax credit carryforwards to expire unutilized and have provided a valuation allowance against $2.7 million of the state tax benefits.

Net Operating Loss (NOL) Carryforwards

As of December 31, 2025 and 2024, Evergy had deferred tax benefits of $4.6 million and $4.4 million related to state NOLs, respectively. The state NOL carryforwards expire in years 2026 to 2045. Evergy does not expect to utilize $4.5 million of NOLs before the expiration date of the carryforwards of NOLs in certain states. Therefore, a valuation allowance has been provided against $4.5 million of state tax benefits.

Valuation Allowances

Evergy is required to assess the ultimate realization of deferred tax assets using a "more likely than not" assessment threshold. This assessment takes into consideration tax planning strategies within Evergy's control. As a result of this assessment, Evergy has established a partial valuation allowance for state tax NOL carryforwards and tax credit carryforwards. During 2025, $0.3 million of tax expense was recorded in continuing operations primarily related to state NOLs that expired. The tax expense was offset by the reduction in related deferred tax assets.

Uncertain Tax Positions

Evergy is considered open to U.S. federal examination for years after 2009 due to the carryforward of NOLs and general business income tax credits. With few exceptions, Evergy is no longer subject to state and local tax examinations by tax authorities for years before 2021. As of December 31, 2025, Evergy is currently under IRS audit for the 2023 tax year.

21. LEASES

The Evergy Companies lease office buildings, computer equipment, vehicles, generating plant and other property and equipment, including rail cars to serve jointly-owned generating units where Evergy Kansas Central or Evergy Metro is the managing partner and is reimbursed by other joint-owners for the other owners' proportionate share of the costs. Under GAAP, a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Evergy Companies assess a contract as being or containing a lease if the contract identifies property, plant and equipment, provides the lessee the right to obtain substantially all of the economic benefits from use of the property, plant and equipment and provides the lessee the right to direct the use of the property, plant and equipment.

The Evergy Companies have entered into several agreements to purchase energy through renewable purchase power agreements that are accounted for as leases that commenced prior to the application of *Topic 842-Leases*. Due to the intermittent nature of renewable generation, these leases have significant variable lease payments not included in the initial and subsequent measurement of the lease liability. Variable lease payments are expensed as incurred. In addition, certain other contracts contain payment for activity that transfers a separate good or service such as utilities or common area maintenance. The Evergy Companies have elected a practical expedient permitted by GAAP to not separate such components of the lease from other lease components for all leases.

The Evergy, Evergy Kansas Central and Evergy Metro leases have remaining terms ranging from 1 to 35 years, 1 to 13 years and 1 to 8 years, respectively. Leases that have original lease terms of twelve months or less are not recognized on the Evergy Companies' balance sheets. Some leases have options to renew the lease or terminate early at the election of the Evergy Companies. Judgment is applied at lease commencement to determine the reasonably certain lease term based on then-current assumptions about use of the leased asset, market conditions and terms in the contract. The judgment applied to determine the lease term can significantly impact the measurement of the lease liability and right-of-use asset and lease classification.

The Evergy Companies typically discount lease payments over the term of the lease using their incremental borrowing rates at lease commencement to measure its initial and subsequent lease liability. For leases that existed at the initial application of Topic 842, the Evergy Companies used the incremental borrowing rates that corresponded to the remaining lease term as of January 1, 2019.

Leases may be classified as either operating leases or finance leases. The lease classification is based on assumptions of the lease term and discount rate, as discussed above, and the fair market value and economic life of the leased asset. Operating leases recognize a consistent expense each period over the lease term, while finance leases will result in the separate presentation of interest expense on the lease liability and amortization of the right-of-use asset. Finance leases are treated as operating leases for rate-making purposes and as such, the Evergy Companies defer to a regulatory asset or liability any material differences between expense recognition and the timing of payments in order to match what is being recovered in customer rates.

The Evergy Companies' lease expense is detailed in the following tables.

Evergy		2025		2024		2023
Finance lease costs				(millions)		
Amortization of right-of-use assets	$	17.6	$	11.1	$	6.1
Interest on lease liabilities		2.7		2.5		2.3
Operating lease costs		23.2		24.0		20.5
Short-term lease costs		4.7		3.5		4.0
Variable lease costs for renewable purchase power agreements		196.6		210.3		266.5
Total lease costs	$	244.8	$	251.4	$	299.4

Evergy Kansas Central		2025		2024		2023
Finance lease costs				(millions)		
Amortization of right-of-use assets	$	11.7	$	8.3	$	5.5
Interest on lease liabilities		2.3		2.2		2.2
Operating lease costs		11.3		12.3		10.0
Short-term lease costs		1.5		1.2		1.5
Variable lease costs for renewable purchase power agreements		62.8		71.0		122.6
Total lease costs	$	89.6	$	95.0	$	141.8

Evergy Metro		2025		2024		2023
Finance lease costs		(millions)				
Amortization of right-of-use assets	$	4.5	$	2.3	$	0.5
Interest on lease liabilities		0.3		0.2		0.1
Operating lease costs		9.9		9.5		8.6
Short-term lease costs		2.5		1.9		2.2
Variable lease costs for renewable purchase power agreements		101.4		103.9		107.5
Total lease costs	$	118.6	$	117.8	$	118.9

Supplemental cash flow information related to the Evergy Companies' leases is detailed in the following tables.

Evergy		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:		(millions)				
Operating cash flows from operating leases	$	23.1	$	24.9	$	20.1
Operating cash flows from finance leases		2.7		2.5		2.3
Financing cash flows from finance leases		17.7		11.7		6.6
Right-of-use assets obtained in exchange for new finance lease liabilities		56.7		17.0		11.9
Right-of-use assets obtained in exchange for new operating lease liabilities		21.7		7.2		20.1

Evergy Kansas Central		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:		(millions)				
Operating cash flows from operating leases	$	11.4	$	12.3	$	9.9
Operating cash flows from finance leases		2.3		2.2		2.1
Financing cash flows from finance leases		11.8		8.7		5.7
Right-of-use assets obtained in exchange for new finance lease liabilities		16.6		13.2		10.2
Right-of-use assets obtained in exchange for new operating lease liabilities		11.0		5.2		9.2

Evergy Metro		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:		(millions)				
Operating cash flows from operating leases	$	11.3	$	11.7	$	9.7
Operating cash flows from finance leases		0.3		0.2		0.1
Financing cash flows from finance leases		4.6		2.5		0.8
Right-of-use assets obtained in exchange for new finance lease liabilities		12.7		2.6		1.7
Right-of-use assets obtained in exchange for new operating lease liabilities		8.8		1.9		9.9

Other pertinent information related to the Evergy Companies' leases is detailed in the following tables.

Evergy		2025		2024
		(dollars in millions)		
Right-of-use assets under finance leases included in property, plant and equipment, net, on the consolidated balance sheets	$	399.0	$	356.9
Right-of-use assets under operating leases included in other assets on the consolidated balance sheets		62.0		58.3
Weighted-average remaining lease term (years)				
Finance leases		10.8		8.3
Operating leases		4.7		5.4
Weighted average discount rate				
Finance leases		5.3 %		5.3 %
Operating leases		4.8 %		4.4 %

Evergy Kansas Central		2025		2024
		(dollars in millions)		
Right-of-use assets under finance leases included in property, plant and equipment, net, on the consolidated balance sheets	$	89.0	$	84.5
Right-of-use assets under operating leases included in other assets on the consolidated balance sheets		20.7		17.4
Weighted-average remaining lease term (years)				
Finance leases		8.2		9.1
Operating leases		3.2		2.7
Weighted average discount rate				
Finance leases		5.3 %		5.3 %
Operating leases		4.4 %		3.8 %

Evergy Metro		2025		2024
		(dollars in millions)		
Right-of-use assets under finance leases included in property, plant and equipment, net, on the consolidated balance sheets	$	23.9	$	13.0
Right-of-use assets under operating leases included in other assets on the consolidated balance sheets		30.3		29.3
Weighted-average remaining lease term (years)				
Finance leases		4.9		5.3
Operating leases		5.6		6.6
Weighted average discount rate				
Finance leases		5.0 %		5.2 %
Operating leases		5.0 %		5.0 %

Finance Leases

Right-of-use assets for finance leases are included in property, plant and equipment on the Evergy Companies' balance sheets. Lease liabilities for finance leases are included in other current and other long-term liabilities. Payments and other supplemental information for finance leases as of December 31, 2025, are detailed in the following table.

		Evergy		Evergy Kansas Central		Evergy Metro
				(millions)		
2026	$	22.8	$	14.5	$	5.4
2027		22.0		13.6		5.2
2028		21.0		13.0		4.9
2029		17.1		10.6		3.8
2030		12.7		8.0		2.4
After 2030		78.1		32.7		2.5
Total finance lease payments		173.7		92.4		24.2
Amounts representing imputed interest		(43.7)		(18.3)		(0.3)
Present value of lease payments		130.0		74.1		23.9
Less: current portion		(18.3)		(11.9)		(5.0)
Total long-term obligations under finance leases	$	111.7	$	62.2	$	18.9

Operating Leases

Right-of-use assets for operating leases are included in other long-term assets on the Evergy Companies' balance sheets. Lease liabilities for operating leases are included in other current and other long-term liabilities. Lease payments and other supplemental information for operating leases as of December 31, 2025, are detailed in the following table.

	Evergy	Evergy Kansas Central	Evergy Metro
	(millions)		
2026	$ 18.9	$ 8.1	$ 10.3
2027	15.0	6.0	8.4
2028	11.8	4.1	7.2
2029	8.0	2.0	5.7
2030	6.6	1.3	5.1
After 2030	8.6	0.1	8.4
Total operating lease payments	68.9	21.6	45.1
Amounts representing imputed interest	(7.9)	(1.2)	(6.3)
Present value of lease payments	61.0	20.4	38.8
Less: current portion	(16.4)	(7.3)	(8.6)
Total long-term obligations under operating leases	$ 44.6	$ 13.1	$ 30.2

22. SEGMENT INFORMATION

Evergy's chief operating decision maker is Evergy's President and Chief Executive Officer. The chief operating decision maker assesses Evergy's performance based on consolidated net income attributable to Evergy, Inc. (i.e., Evergy operates in a single reportable segment) and uses consolidated net income attributable to Evergy, Inc. to make resource allocation decisions and to compare actual results to budget. The measures of segment assets and expenditures for additions to long-lived assets are reported as total assets on the consolidated balance sheet and additions to property, plant and equipment on the consolidated statement of cash flows, respectively.   See Note 1 for additional information regarding the operations of Evergy. This segment information is detailed in the following table.

	2025	2024	2023
	(millions)		
OPERATING REVENUES	$ 5,961.6	$ 5,847.3	$ 5,508.2
Less:			
Fuel and purchased power	1,412.4	1,479.9	1,494.8
SPP network transmission costs	438.0	370.9	302.6
Operating and maintenance:			
Operations and customer[a]	612.2	611.4	590.7
Support[a]	155.4	148.5	137.6
Other segment items, including benefit costs[b]	227.7	202.0	217.0
Depreciation and amortization	1,162.9	1,114.0	1,076.5
Taxes other than income tax	420.1	452.6	406.6
Interest expense	616.3	563.1	525.8
Income tax expense	29.9	30.0	15.6
Net income attributable to noncontrolling interests	12.3	12.3	12.3
Plus:			
Total other income (expense), net	(25.6)	3.1	(4.8)
Equity in earnings of equity method investees, net of income taxes	6.8	7.8	7.4
NET INCOME ATTRIBUTABLE TO EVERGY, INC.	$ 855.6	$ 873.5	$ 731.3

[a] In 2025, an internal reorganization that altered departmental hierarchies resulted in changes to the classification of certain operation and maintenance expenses. Amounts for 2024 and 2023 have been recast to conform to the current-year presentation and these reclassifications have no impact on total operation and maintenance expense or net income attributable to Evergy, Inc.

[b] Other segment items include benefits expense associated with Operations, Customer and Support employees, regulatory amortization expense, expense associated with energy efficiency programs and credit loss expense, among other items.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVERGY

Disclosure Controls and Procedures
Evergy maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In addition, the disclosure controls and procedures provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including to the chief executive officer and chief financial officer, allowing timely decisions regarding required disclosure. Evergy carried out an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). This evaluation was conducted under the supervision, and with the participation, of Evergy's management, including the chief executive officer and chief financial officer, and

Evergy's disclosure committee. Based upon this evaluation, the chief executive officer and chief financial officer of Evergy have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Evergy were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting
There has been no change in Evergy's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarterly period ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Evergy. Under the supervision and with the participation of Evergy's chief executive officer and chief financial officer, management evaluated the effectiveness of Evergy's internal control over financial reporting as of December 31, 2025. Management used for this evaluation the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has concluded that, as of December 31, 2025, Evergy's internal control over financial reporting is effective based on the criteria set forth in the COSO framework. Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements included in this annual report on Form 10-K, has issued its attestation report on Evergy's internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Evergy, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Evergy, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 18, 2026

EVERGY KANSAS CENTRAL

Disclosure Controls and Procedures

Evergy Kansas Central maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In addition, the disclosure controls and procedures provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including to the chief executive officer and chief financial officer, allowing timely decisions regarding required disclosure. Evergy Kansas Central carried out an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). This evaluation was conducted under the supervision, and with the participation, of Evergy Kansas Central's management, including the chief executive officer and chief financial officer, and Evergy Kansas Central's disclosure committee. Based upon this evaluation, the chief executive officer and chief financial officer of Evergy Kansas Central have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Evergy Kansas Central were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There has been no change in Evergy Kansas Central's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarterly period ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Evergy Kansas Central. Under the supervision and with the participation of Evergy Kansas Central's chief executive officer and chief financial officer, management evaluated the effectiveness of Evergy Kansas Central's internal control over financial reporting as of December 31, 2025. Management used for this evaluation the framework in *Internal Control - Integrated Framework (2013)* issued by the COSO of the Treadway Commission.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has concluded that, as of December 31, 2025, Evergy Kansas Central's internal control over financial reporting is effective based on the criteria set forth in the COSO framework.

EVERGY METRO

Disclosure Controls and Procedures

Evergy Metro maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In addition, the disclosure controls and procedures provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including to the chief executive officer and chief financial officer, allowing timely decisions regarding required disclosure. Evergy Metro carried out an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). This evaluation was conducted under the supervision, and with the participation, of Evergy Metro's management, including the chief executive officer and chief financial officer, and Evergy Metro's disclosure committee. Based upon this evaluation, the chief executive officer and chief financial officer of Evergy Metro have concluded as of the end of the period covered by this report that the disclosure controls and procedures of Evergy Metro were effective at a reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There has been no change in Evergy Metro's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the quarterly period ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Evergy Metro. Under the supervision and with the participation of Evergy Metro's chief executive officer and chief financial officer, management evaluated the effectiveness of Evergy Metro's internal control over financial reporting as of December 31, 2025. Management used for this evaluation the framework in *Internal Control - Integrated Framework (2013)* issued by the COSO of the Treadway Commission.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has concluded that, as of December 31, 2025, Evergy Metro's internal control over financial reporting is effective based on the criteria set forth in the COSO framework.

ITEM 9B. OTHER INFORMATION

Investors should note that the Evergy Companies announce material financial information in SEC filings, press releases and public conference calls. In accordance with SEC guidelines, the Evergy Companies also use the Investor Relations tab on their website, http://investors.evergy.com, to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on Evergy's website is not part of this document.

Securities Trading Plans of Directors and Executive Officers

For the three months ended December 31, 2025, no director or officer has adopted, terminated or modified a Rule 10b5-1 plan or non-rule 10b5-1 trading arrangement required to be disclosed under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Information required by Items 10-14 of Part III of this Form 10-K with respect to Evergy will be included in an amendment to this Form 10-K, or incorporated by reference to Evergy's definitive proxy statement with respect to its 2026 Annual Meeting of Shareholders (Proxy Statement) on or before April 30, 2026.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Evergy

The information required by this item will be included in an amendment to this Form 10-K or will be incorporated by reference from the following sections of the Proxy Statement:

- Information regarding the directors of Evergy will be contained in the Proxy Statement section titled "Proposal I: Election of Directors."

- If applicable, information regarding compliance with Section 16(a) of the Exchange Act will be contained in the Proxy Statement section titled "Security Ownership of Directors, Management and Beneficial Owners."

- Information regarding the Audit Committee of Evergy will be contained in the Proxy Statement section titled "Corporate Governance Matters - Board Structure - Audit Committee."

- Information regarding Evergy's Code of Ethics will be contained in the Proxy Statement section titled "Corporate Governance Matters - Corporate Governance Practices - Code of Ethics."

Information required by this item regarding Evergy's executive officers is contained in this report in Part I, Item 1 in "Information About Evergy's Executive Officers."

Evergy and its subsidiaries have adopted a Securities Trading Policy which governs transactions in Evergy's and its subsidiaries' securities by directors, officers, employees and others as defined in the Securities Trading Policy. The Securities Trading Policy does not address transactions in Evergy's and its subsidiaries' securities by Evergy or its subsidiaries themselves; however, pursuant to the Code of Ethics, which, among other items, requires Evergy and its subsidiaries to comply with all laws and regulations, it is the policy of Evergy and its subsidiaries to comply with applicable securities laws and regulations with respect to any such transactions. A copy of the Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Evergy Kansas Central and Evergy Metro

Other information required by this item regarding Evergy Kansas Central and Evergy Metro has been omitted in reliance on General Instruction (I) to Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Evergy

The information required by this item will be included in an amendment to this Form 10-K or will be incorporated by reference to the following sections of the Proxy Statement: "Proxy Statement Summary and Highlights - Executive Compensation Highlights," "Director Compensation," "Executive Summary of Compensation Matters," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables," "Director Independence" and "Other Matters - Compensation Committee Interlocks and Insider Participation."

Evergy Kansas Central and Evergy Metro

Other information required by this item regarding Evergy Kansas Central and Evergy Metro has been omitted in reliance on General Instruction (I) to Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Evergy

The information required by this item regarding security ownership of the directors and executive officers of Evergy will be included in an amendment to this Form 10-K or will be incorporated by reference to the "Security Ownership of Directors, Management and Beneficial Owners" section of the Proxy Statement.

Evergy Kansas Central and Evergy Metro

The information required by this item regarding Evergy Kansas Central and Evergy Metro has been omitted in reliance on General Instruction (I) to Form 10-K.

Equity Compensation Plans

The Evergy Long-Term Incentive Plan permits the grant of restricted stock, restricted stock units, bonus shares, stock options, stock appreciation rights, director shares, director deferred share units, performance shares and other stock-based awards to directors, officers and other employees of Evergy.

The following table provides information, as of December 31, 2025, regarding the number of common shares to be issued upon exercise of outstanding options, warrants and rights, their weighted average exercise price, and the number of shares of common stock remaining available for future issuance. The table excludes shares issued or issuable under any defined contribution savings plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [3]			
Evergy Long-Term Incentive Plan	1,171,916 [1]	$ — [2]	5,660,460
Equity compensation plans not approved by security holders	—	—	—
Total	1,171,916 [1]	$ — [2]	5,660,460

[1] Includes 360,016 RSUs with time-based requirements, 627,821 RSUs with performance measures at target performance levels and director deferred share units for 184,079 shares of Evergy common stock outstanding at December 31, 2025.

[2] The RSUs, RSAs and director deferred share units have no exercise price and therefore are not reflected in the weighted-average exercise price.

[3] As of December 31, 2025, there were approximately 149,642 units outstanding that were deferred pursuant to the Evergy Kansas Central, Inc. non-employee deferred compensation program. Deferred units will continue to receive deferred dividend equivalents in the form of additional deferred units until payouts pursuant to elections begin.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Evergy

The information required by this item will be included in an amendment to this Form 10-K or will be incorporated by reference to the "Director Independence" and "Other Matters - Related Party Transactions" sections of the Proxy Statement.

Evergy Kansas Central and Evergy Metro

The information required by this item regarding Evergy Kansas Central and Evergy Metro has been omitted in reliance on General Instruction (I) to Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Evergy

The information required by this item regarding the independent auditors of Evergy and its subsidiaries will be included in an amendment to this Form 10-K or will be incorporated by reference to the "Ratification of Appointment of Deloitte & Touche LLP" (PCAOB ID No. 34) section of the Proxy Statement.

Evergy Kansas Central and Evergy Metro

The Audit Committee of the Evergy Board functions as the Audit Committee of Evergy Kansas Central and Evergy Metro. The following tables set forth the aggregate fees billed, or expected to be billed, by Deloitte & Touche LLP for audit services rendered in connection with the consolidated financial statements and reports for 2025 and 2024 and for other services rendered during 2025 and 2024 on behalf of Evergy Kansas Central and Evergy Metro, as well as all out-of-pocket costs incurred in connection with these services:

Evergy Kansas Central	2025	2024
Fee Category		
Audit Fees	$ 2,263,457	$ 1,891,984
Audit-Related Fees	28,333	27,000
Tax Fees	14,541	16,380
All Other Fees	—	—
Total Fees	$ 2,306,331	$ 1,935,364

Evergy Metro	2025	2024
Fee Category		
Audit Fees	$ 1,550,558	$ 1,393,290
Audit-Related Fees	28,333	27,000
Tax Fees	9,117	11,171
All Other Fees	—	—
Total Fees	$ 1,588,008	$ 1,431,461

Audit Fees: Consists of fees billed, or expected to be billed, for professional services rendered for the audits of the annual consolidated financial statements of Evergy Kansas Central and Evergy Metro and reviews of the interim consolidated financial statements included in quarterly reports. Audit fees also include: services provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements; audit reports on audits of the effectiveness of internal control over financial reporting and other attest services, except those not required by statute or regulation; services related to filings with the SEC, including comfort letters, consents and assistance with and review of documents filed with the SEC; and accounting research in support of the audit.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of consolidated financial statements of Evergy Kansas Central and Evergy Metro and are not reported under "Audit Fees." These services include consultation concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for tax compliance and related support of tax returns and other tax services, including assistance with tax research and planning.

All Other Fees: Consists of fees for all other services other than those described above.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee has adopted policies and procedures for the pre-approval of all audit services, audit-related services, tax services and other services to be provided by the independent registered public accounting firm for Evergy Kansas Central and Evergy Metro. Under these policies and procedures, the Audit Committee may pre-approve certain types of services, up to the aggregate fee levels it sets. Any proposed service within a pre-approved type of service that would cause the applicable fee level to be exceeded cannot be provided unless the Audit Committee either amends the applicable fee level or specifically approves the proposed service. The Audit Committee, as well, may specifically approve audit, audit-related, tax or other services on a case-by-case basis. Pre-approval is generally provided for up to one year, unless the Audit Committee specifically provides for a different period. Management provides quarterly updates to the Audit Committee regarding actual fees spent with respect to pre-approved services. The Chair of the Audit Committee may pre-approve audit, audit-related, tax and other services provided by the independent registered public accounting firm as required between meetings and report such pre-approval at the next Audit Committee meeting.

**PART IV**

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements

Financial Statement Schedules

Exhibits

Exhibit Number		Description of Document	Registrant
2.1	*	Agreement and Plan of Merger, dated May 29, 2016, by and among Evergy Kansas Central, Inc. (formerly Westar Energy Inc.), Great Plains Energy Incorporated and, from and after its accession thereto, Merger Sub (as defined therein) (Exhibit 2.1 to Great Plains Energy's Form 8-K filed on May 31, 2016).	Evergy Evergy Kansas Central
2.2	*	Amended and Restated Merger Agreement, dated July 9, 2017, by and among Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.), Great Plains Energy Incorporated, Monarch Energy Holding, Inc., King Energy, Inc. and, solely for the purposes set forth therein, GP Star, Inc. (Exhibit 2.1 to Great Plains Energy's Form 8-K filed on July 10, 2017).	Evergy Evergy Kansas Central
3.1	*	Amended and Restated Articles of Incorporation of Evergy, Inc., effective June 4, 2018 (Exhibit 3.1 to Form 8-K filed on June 4, 2018).	Evergy
3.2	*	Amended and Restated By-laws of Evergy, Inc., effective as of December 13, 2023 (Exhibit 3.1 to Evergy's Form 8-K filed on December 13, 2023).	Evergy
3.3	*	Amended and Restated Articles of Consolidation of Evergy Metro, Inc., as amended September 16, 2019 (Exhibit 3.1 to Evergy Metro's Form 10-Q for the quarter ended September 30, 2019).	Evergy Metro
3.4	*	Amended and Restated By-laws of Evergy Metro, Inc., effective February 28, 2020 (Exhibit 3.3 to Evergy Metro's Form 8-K filed on March 2, 2020).	Evergy Metro
3.5	*	Amended and Restated Articles of Incorporation of Evergy Kansas Central, Inc., as amended September 16, 2019 (Exhibit 3.3 to Evergy Kansas Central's Form 10-Q for the quarter ended September 30, 2019).	Evergy Kansas Central
3.6	*	Amended and Restated By-laws of Evergy Kansas Central, Inc., effective February 28, 2020 (Exhibit 3.2 to Evergy Kansas Central's Form 8-K filed on March 2, 2020).	Evergy Kansas Central
4.1	*	Indenture, dated June 1, 2004, between Evergy. Inc. (successor to Great Plains Energy Incorporated) and BNY Midwest Trust Company, as trustee (Exhibit 4.4 to Great Plains Energy's Form 8-A/A filed on June 14, 2004).	Evergy
4.2	*	First Supplemental Indenture, dated June 14, 2004, between Evergy. Inc. (successor to Great Plains Energy Incorporated) and BNY Midwest Trust Company, as trustee (Exhibit 4.5 to Great Plains Energy's Form 8-A/A filed on June 14, 2004).	Evergy
4.3	*	Second Supplemental Indenture, dated September 25, 2007, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on September 26, 2007).	Evergy

4.4	*	Third Supplemental Indenture, dated August 13, 2010, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on August 13, 2010).	Evergy
4.5	*	Fourth Supplemental Indenture, dated May 19, 2011, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on May 19, 2011).	Evergy
4.6	*	Fifth Supplemental Indenture, dated March 9, 2017, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Trust Company, N.A. as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on March 9, 2017).	Evergy
4.7	*	Sixth Supplemental Indenture, dated June 4, 2018, by and among Great Plains Energy Incorporated, Evergy, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on June 4, 2018).	Evergy
4.8	*	Seventh Supplemental Indenture, dated as of September 9, 2019 between Evergy, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on September 9, 2019).	Evergy
4.9	*	Subordinated Indenture, dated May 18, 2009, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on May 18, 2009).	Evergy
4.10	*	Supplemental Indenture No. 1, dated May 18, 2009, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Great Plains Energy's Form 8-K filed on May 19, 2009).	Evergy
4.11	*	Supplemental Indenture No. 2, dated March 22, 2012, between Evergy, Inc. (successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on March 23, 2012).	Evergy
4.12	*	Supplemental Indenture No. 3, dated June 4, 2018, by and among Great Plains Energy Incorporated, Evergy, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Evergy's Form 8-K filed on June 4, 2018).	Evergy
4.13	*	Supplemental Indenture No. 4, dated as of December 5, 2024, by and between Evergy, Inc. (as successor to Great Plains Energy Incorporated) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on December 5, 2024).	Evergy

4.14	*	Equity Distribution Agreement, dated May 8, 2025, between Evergy, Inc. and each of (a) Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., TD Securities (USA) LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, acting as managers, (b) Barclays Bank PLC, Bank of America, N.A., Citibank, N.A., Goldman Sachs & Co. LLC, JPMorgan Chase Bank, National Association, Morgan Stanley & Co. LLC, MUFG Securities EMEA plc, The Toronto-Dominion Bank, Truist Bank and Wells Fargo Bank, National Association, acting as forward purchasers, and (c) Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., TD Securities (USA) LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC acting as forward sellers (Exhibit 1.1 to Evergy's Form 8-K filed on May 9, 2025).	Evergy
4.15	*	Indenture, dated August 24, 2001, between Evergy Missouri West, Inc. (formerly Aquila, Inc.) and BankOne Trust Company, N.A., as trustee (Exhibit 4(d) to Registration Statement on Form S-3 (File No. 333-68400) filed by Aquila, Inc. on August 27, 2001).	Evergy
4.16	*	Second Supplemental Indenture, dated July 3, 2002, between Missouri West, Inc. (formerly Aquila, Inc.) and BankOne Trust Company, N.A., as trustee (Exhibit 4(c) to Form S-4 (File No. 333-100204) filed by Aquila, Inc. on September 30, 2002).	Evergy
4.17	*	General Mortgage and Deed of Trust, dated December 1, 1986, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.12 to Evergy Metro's Form 10-K for the year ended December 31, 2017).	Evergy Evergy Metro
4.18	*	Fifth Supplemental Indenture, dated September 1, 1992, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.13 to Evergy Metro's Form 10-K for the year ended December 31, 2017).	Evergy Evergy Metro
4.19	*	Seventh Supplemental Indenture, dated October 1, 1993, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.14 to Evergy Metro's Form 10-K for the year ended December 31, 2017).	Evergy Evergy Metro
4.20	*	Eighth Supplemental Indenture, dated December 1, 1993, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.15 to Evergy Metro's Form 10-K for the year ended December 31, 2017).	Evergy Evergy Metro

4.21	*	Eleventh Supplemental Indenture, dated August 15, 2005, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.2 to Evergy Metro's Form 10-Q for the quarter ended September 30, 2005).	Evergy Evergy Metro
4.22	*	Thirteenth Supplemental Indenture, dated March 1, 2009, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.3 to Evergy Metro's Form 8-K filed on March 24, 2009).	Evergy Evergy Metro
4.23	*	Fourteenth Supplemental Indenture, dated March 1, 2009, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.4 to Evergy Metro's Form 8-K filed on March 24, 2009).	Evergy Evergy Metro
4.24	*	Fifteenth Supplemental Indenture, dated June 30, 2011, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy Metro's Form 10-Q for the quarter ended June 30, 2011).	Evergy Evergy Metro
4.25	*	Sixteenth Supplemental Indenture, March 1, 2019, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) UMB Bank N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.3 to Evergy's Form 8-K filed on March 14, 2019).	Evergy Evergy Metro
4.26	*	Seventeenth Supplemental Indenture, dated March 27, 2019, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on March 27, 2019).	Evergy Evergy Metro
4.27	*	Eighteenth Supplemental Indenture, dated as of May 26, 2020, between Evergy Metro and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on May 26, 2020).	Evergy Evergy Metro
4.28	*	Indenture, dated December 1, 2000, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York, as trustee (Exhibit 4(a) to Evergy Metro's Form 8-K filed on December 18, 2000).	Evergy Evergy Metro
4.29	*	Indenture, dated March 1, 2002, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York, as trustee (Exhibit 4.1.b. to Evergy Metro's Form 10-Q for the quarter ended March 31, 2002).	Evergy Evergy Metro
4.30	*	Supplemental Indenture No. 1, dated November 15, 2005, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York, as trustee (Exhibit 4.2.j to Evergy Metro's Form 10-K for the year ended December 31, 2005).	Evergy Evergy Metro

4.31	*	Supplemental Indenture No. 2, dated March 1, 2019, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon, as trustee (Exhibit 4.2 to Evergy's Form 8-K filed on March 14, 2019).	Evergy Evergy Metro
4.32	*	Indenture, dated May 1, 2007, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on June 4, 2007).	Evergy Evergy Metro
4.33	*	Supplemental Indenture No. 1, dated June 4, 2007, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Evergy Metro's Form 8-K filed on June 4, 2007).	Evergy Evergy Metro
4.34	*	Supplemental Indenture No. 2, dated March 11, 2008, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Trust Company, N.A., as trustee (Exhibit 4.2 to Evergy Metro's Form 8-K filed on March 11, 2008).	Evergy Evergy Metro
4.35	*	Supplemental Indenture No. 3, dated September 20, 2011, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on September 20, 2011).	Evergy Evergy Metro
4.36	*	Supplemental Indenture No. 4, dated March 14, 2013, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on March 14, 2013).	Evergy Evergy Metro
4.37	*	Supplemental Indenture No. 5, dated August 18, 2015, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on August 18, 2015).	Evergy Evergy Metro
4.38	*	Supplemental Indenture No. 6, dated June 15, 2017, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on June 15, 2017).	Evergy Evergy Metro
4.39	*	Supplemental Indenture No. 7, dated March 1, 2018, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on March 1, 2018).	Evergy Evergy Metro

4.40	*	Supplemental Indenture No. 8, dated March 1, 2019, between Evergy Metro, Inc. (formerly Kansas City Power & Light Company) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Metro's Form 8-K filed on March 14, 2019).	Evergy Evergy Metro
4.41	*	Note Purchase Agreement, dated August 16, 2013, among Evergy Missouri West, Inc. (formerly KCP&L Greater Missouri Operations Company), Evergy, Inc. and the purchasers party thereto (Exhibit 4.1 to Great Plains Energy's Form 8-K filed on August 19, 2013).	Evergy
4.42	*	Note Purchase Agreement dated February 12, 2019, among Evergy Missouri West, Inc. (formerly KCP&L Greater Missouri Operations Company), Evergy, Inc. and the purchasers party thereto (Exhibit 4.5 to Evergy's Form 10-Q for the quarter ended March 31, 2019).	Evergy
4.43	*	Note Purchase Agreement, dated April 20, 2021, among Evergy Missouri West, Inc. (formerly KCP&L Greater Missouri Operations Company), Evergy, Inc. and the purchasers party thereto (Exhibit 4.1 to Evergy's 8-K filed on April 20, 2021).	Evergy
4.44	*	Mortgage and Deed of Trust, dated July 1, 1939, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and The Kansas Power and Light Company) and Harris Trust and Savings Bank, as trustee (Exhibit 4.35 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
4.45	*	First Supplemental Indenture, dated July 1, 1939, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and The Kansas Power and Light Company) and Harris Trust and Savings Bank, as trustee (Exhibit 4.36 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
4.46	*	Second Supplemental Indenture, dated April 1, 1949, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and The Kansas Power and Light Company) and Harris Trust and Savings Bank, as trustee (Exhibit 4.37 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
4.47	*	Sixth Supplemental Indenture, dated October 4, 1951, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and The Kansas Power and Light Company) and Harris Trust and Savings Bank, as trustee (Exhibit 4.38 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
4.48	*	Fourteenth Supplemental Indenture, dated May 1, 1976, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and The Kansas Power and Light Company) and Harris Trust and Savings Bank, as trustee (Exhibit 4.39 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central

4.49	*	Twenty-Eighth Supplemental Indenture, dated July 1, 1992, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and Western Resources, Inc.) and Harris Trust and Savings Bank, as trustee (Exhibit 4.40 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
4.50	*	Thirty-Second Supplemental Indenture, dated April 15, 1994, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and Western Resources, Inc.) and Harris Trust and Savings Bank, as trustee (Exhibit 4(s) to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 1994).	Evergy Evergy Kansas Central
4.51	*	Thirty-Fourth Supplemental Indenture, dated June 28, 2000, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc. and Western Resources, Inc.) and Harris Trust and Savings Bank, as trustee (Exhibit 4(v) to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2000).	Evergy Evergy Kansas Central
4.52	*	Thirty-Sixth Supplemental Indenture, dated June 1, 2004, between Evergy Kansas Central, Inc. (formerly Westar Energy Inc.) and BNY Midwest Trust Company, as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on January 18, 2005).	Evergy Evergy Kansas Central
4.53	*	Thirty-Eighth Supplemental Indenture, dated January 18, 2005, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and BNY Midwest Trust Company, as trustee (Exhibit 4.3 to Evergy Kansas Central's Form 8-K filed on January 18, 2005).	Evergy Evergy Kansas Central
4.54	*	Thirty-Ninth Supplemental Indenture, dated June 30, 2005, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and BNY Midwest Trust Company, as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on July 1, 2005).	Evergy Evergy Kansas Central
4.55	*	Forty-Second Supplemental Indenture, dated March 1, 2012, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on February 29, 2012).	Evergy Evergy Kansas Central
4.56	*	Forty-Second Supplemental (Reopening) Indenture, dated May 17, 2012, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on May 16, 2012).	Evergy Evergy Kansas Central
4.57	*	Forty-Third Supplemental Indenture, dated March 28, 2013, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on March 22, 2013).	Evergy Evergy Kansas Central
4.58	*	Forty-Fourth Supplemental Indenture, dated August 19, 2013, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on August 14, 2013).	Evergy Evergy Kansas Central

4.59	*	Forty-Fifth Supplemental Indenture, dated November 13, 2015, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on November 6, 2015).	Evergy Evergy Kansas Central
4.60	*	Forty-Sixth Supplemental Indenture, dated June 20, 2016, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on June 17, 2016).	Evergy Evergy Kansas Central
4.61	*	Forty-Seventh Supplemental Indenture, dated March 6, 2017, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on March 3, 2017).	Evergy Evergy Kansas Central
4.62	*	Forty-Eighth Supplemental Indenture, dated June 4, 2018, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on June 4, 2018).	Evergy Evergy Kansas Central
4.63	*	Forty-Ninth Supplemental Indenture, dated August 19, 2019, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on August 19, 2019).	Evergy Evergy Kansas Central
4.64	*	Fiftieth Supplemental Indenture, dated as of April 9, 2020, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy Kansas Central's Form 8-K filed on April 9, 2020).	Evergy Evergy Kansas Central
4.65	*	Senior Indenture, dated August 1, 1998, between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and Deutsche Bank Trust Company Americas, as trustee, including Form of Senior Note (Exhibit 4.1 to Evergy Kansas Central's Form 10-Q for the quarter ended June 30, 1998).	Evergy Evergy Kansas Central
4.66	*	Form of Subordinated Indenture between Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee, including Form of Subordinated Note (Exhibit 4.3 to Evergy Kansas Central's Form S-3 filed on March 18, 2016 (No. 333-210266)).	Evergy Evergy Kansas Central
4.67	*	Description of Securities (Exhibit 4.64 to Evergy, Inc.'s Form 10-K for the fiscal year ended December 31, 2020).	Evergy Evergy Kansas Central Evergy Metro

4.68	*	First Mortgage Indenture and Deed of Trust, dated as of March 1, 2022, between Evergy Missouri West, Inc. and UMB Bank, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on March 7, 2022).	Evergy
4.69	*	First Supplemental Indenture dated as of March 1, 2022, between Evergy Missouri West, Inc. and UMB Bank, N.A., as trustee (Exhibit 4.2 to Evergy's Form 8-K filed on March 7, 2022).	Evergy
4.70	*	Fifty-First Supplemental Indenture, dated as of March 14, 2023, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on March 14, 2023).	Evergy Evergy Kansas Central
4.71	*	Nineteenth Supplemental Indenture, dated as of April 4, 2023, between Evergy Metro and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on April 6, 2023).	Evergy Evergy Metro
4.72	*	Fifty-Second Supplemental Indenture, dated as of November 15, 2023, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on November 15, 2023).	Evergy Evergy Kansas Central
4.73	*	Indenture, dated as of December 7, 2023 by and between Evergy, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, and form of global note included therein (Exhibit 4.1 to Evergy's Form 8-K filed on December 7, 2023).	Evergy
4.74	*	Twentieth Supplemental Indenture, dated as of December 1, 2023, between Evergy Metro, Inc. and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.3.13 to Evergy Metro's Form S-3 filed on August 16, 2024 (No. 333-281614-01).	Evergy Evergy Metro
4.75	*	Twenty-First Supplemental Indenture, dated as of April 5, 2024, by and between Evergy Metro and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on April 5, 2024).	Evergy Evergy Metro
4.76	*	Supplemental Indenture No. 4, dated as of December 5, 2024, by and among Great Plains Energy Incorporated, Evergy, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on December 5, 2024.	Evergy
4.77	*	Fifty-Third Supplemental Indenture, dated as of March 13, 2025, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on March 13, 2025).	Evergy Evergy Kansas Central
4.78	*	First Supplemental Indenture, dated as of March 13, 2025, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (as Successor to Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company)) (Exhibit 4.2 to Evergy's Form 8-K filed on March 13, 2025).	Evergy Evergy Kansas Central

4.79	*	Twenty-second Supplemental Indenture, dated as of August 15, 2025, between Evergy Metro and UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, N.A.), as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on August 15, 2025).	Evergy Evergy Metro
4.80	*	Fifty-Fourth Supplemental Indenture, dated as of November 25, 2025, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to Evergy's Form 8-K filed on November 25, 2025).	Evergy Evergy Kansas Central
4.81	*	Fifty-Third Supplemental (Reopening) Indenture, dated as of December 5, 2025, between Evergy Kansas Central, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.2 to Evergy's Form 8-K filed on December 5, 2025).	Evergy Evergy Kansas Central
10.1	*+	Evergy, Inc. (successor to Great Plains Energy Incorporated) Amended Long-Term Incentive Plan, as amended effective on May 3, 2016 (Exhibit 10.4 to Great Plains Energy's Form 10-Q for the quarter ended June 30, 2016).	Evergy Evergy Metro
10.2	*+	Evergy, Inc. Long-Term Incentive Plan (formerly the Great Plains Energy Incorporated Long-Term Incentive Plan, as amended), effective June 4, 2018 (Exhibit 99.1 to Evergy's Registration Statement on Form S-8 filed on June 15, 2018 (File No. 333-225673)).	Evergy Evergy Metro Evergy Kansas Central
10.3	*+	Form of Evergy, Inc. 2023 Performance-Based Restricted Stock Unit Agreement (Exhibit 10.9 to Evergy's Form 10-K for the fiscal year ended December 31, 2022).	Evergy Evergy Metro Evergy Kansas Central
10.4	*+	Form of Evergy, Inc. 2023 Time-Based Restricted Stock Unit Agreement (Exhibit 10.10 to Evergy's Form 10-K for the fiscal year ended December 31, 2022).	Evergy Evergy Metro Evergy Kansas Central
10.5	*+	Evergy, Inc. Long-Term Incentive Plan, as Amended and Restated, on May 3, 2022 (Appendix C to Evergy, Inc.'s Definitive Proxy Statement on Schedule 14A filed on March 23, 2022).	Evergy Evergy Metro Evergy Kansas Central
10.6	*+	Form of Evergy, Inc. 2024 Time-Based Restricted Stock Unit Agreement (Cliff Vesting) (Exhibit 10.11 to Evergy's Form 10-K for the fiscal year ended December 31, 2023).	Evergy Evergy Metro Evergy Kansas Central
10.7	*+	Form of Evergy, Inc. 2024 Time-Based Restricted Stock Unit Agreement (Tranche Vesting) (Exhibit 10.12 to Evergy's Form 10-K for the fiscal year ended December 31, 2023).	Evergy Evergy Metro Evergy Kansas Central
10.8	*+	Form of Evergy, Inc. 2024 Performance-Based Restricted Stock Unit Agreement (Exhibit 10.13 to Evergy's Form 10-K for the fiscal year ended December 31, 2023).	Evergy Evergy Metro Evergy Kansas Central
10.9	*+	Form of Evergy, Inc. 2025 Time-Based Restricted Stock Unit Agreement (Cliff Vesting) (Exhibit 10.15 to Evergy's Form 10-K for the fiscal year ended December 31, 2024).	Evergy Evergy Metro Evergy Kansas Central

10.10	*+	Form of Evergy, Inc. 2025 Time-Based Restricted Stock Unit Agreement (Tranche Vesting) (Exhibit 10.16 to Evergy's Form 10-K for the fiscal year ended December 31, 2024).	Evergy Evergy Metro Evergy Kansas Central
10.11	*+	Form of Evergy, Inc. 2025 Performance-Based Restricted Stock Unit Agreement (Exhibit 10.17 to Evergy's Form 10-K for the fiscal year ended December 31, 2024).	Evergy Evergy Metro Evergy Kansas Central
10.12	*+	Evergy, Inc. 2025 Annual Incentive Plan (Exhibit 10.18 to Evergy's Form 10-K for the fiscal year ended December 31, 2024).	Evergy Evergy Metro Evergy Kansas Central
10.13	+	Form of Evergy, Inc. 2026 Time-Based Restricted Stock Unit Award Agreement	Evergy Evergy Metro Evergy Kansas Central
10.14	+	Form of Evergy, Inc. 2026 Time-Based Restricted Stock Unit Award Agreement (Alternate)	Evergy Evergy Metro Evergy Kansas Central
10.15	+	Form of Evergy, Inc. 2026 Performance-Based Restricted Stock Unit Award Agreement	Evergy Evergy Metro Evergy Kansas Central
10.16	+	Form of Evergy, Inc. 2026 Performance-Based Restricted Stock Unit Award Agreement (Alternate)	Evergy Evergy Metro Evergy Kansas Central
10.17	+	Evergy, Inc. 2026 Annual Incentive Plan	Evergy Evergy Metro Evergy Kansas Central
10.18	*+	David A. Campbell Offer Letter, dated December 3, 2020 (Exhibit 10.1 to Evergy's Form 8-K filed on December 8, 2020).	Evergy Evergy Metro Evergy Kansas Central
10.19	*+	Form of Time-Based Restricted Stock Award Agreement for David A. Campbell (Exhibit 10.3 to Evergy's Form 8-K/A filed on December 22, 2020).	Evergy Evergy Metro Evergy Kansas Central
10.20	*+	W. Bryan Buckler Offer Letter, dated August 18, 2024 (Exhibit 10.1 to Evergy's Form 8-K filed on August 26, 2024).	Evergy Evergy Metro Evergy Kansas Central
10.21	*+	Form of Indemnification Agreement with Evergy, Inc. officers and directors (Exhibit 10.2 to Evergy's Form 10-Q for the quarter ended September 30, 2018).	Evergy Evergy Metro Evergy Kansas Central
10.22	*+	Form of Evergy, Inc. Amended and Restated Change-in-Control Severance Agreement (Exhibit 10.20 to Evergy's Form 10-K for the fiscal year ended December 31, 2023).	Evergy Evergy Metro Evergy Kansas Central

10.23	*+	Evergy, Inc. Executive Severance Plan, dated November 6, 2019 (Exhibit 10.1 to Evergy's Form 10-Q for the quarter ended September 30, 2019).	Evergy
10.24	*+	Evergy, Inc. Supplemental Executive Retirement Plan, effective June 4, 2018 (Exhibit 10.6 to Evergy's Form 10-Q for the quarter ended June 30, 2018).	Evergy Evergy Metro Evergy Kansas Central
10.25	*+	Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) Retirement Benefit Restoration Plan (Exhibit 10.1 to Evergy Kansas Central's Form 8-K filed on April 2, 2010).	Evergy Evergy Kansas Central
10.26	*+	Amendment dated December 12, 2018 to Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) Retirement Benefit Restoration Plan (Exhibit 10.35 to Evergy Kansas Central's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Kansas Central
10.27	*+	Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.) Non-Employee Director Nonqualified Deferred Compensation Plan, as amended and restated May 17, 2018 (Exhibit 10.8 to Evergy Kansas Central's Form 10-Q for the quarter ended June 30, 2018).	Evergy Evergy Kansas Central
10.28	*+	Evergy, Inc. Nonqualified Deferred Compensation Plan, effective June 4, 2018 (Exhibit 10.39 to Evergy's Form 10-K for the fiscal year ended December 31, 2018).	Evergy Evergy Metro Evergy Kansas Central
10.29	*+	Evergy, Inc. Amended and Restated Nonqualified Deferred Compensation Plan, effective January 1, 2023 (Exhibit 10.26 to Evergy's Form 10-K for the fiscal year ended December 31, 2022).	Evergy Evergy Metro Evergy Kansas Central
10.30	+	Summary of Evergy, Inc. Non-Employee Director Compensation	Evergy Evergy Metro Evergy Kansas Central
10.31	*	Amended and Restated Credit Agreement, dated August 31, 2021, by and among Evergy, Inc., Evergy Missouri West, Inc. (formerly KCP&L Greater Missouri Operations Company), Evergy Metro, Inc. (formerly Kansas City Power & Light Company), Evergy Kansas Central, Inc. (formerly Westar Energy, Inc.), as Borrowers, the lenders referred to therein, as Lenders, and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A., Citibank, N.A., MUFG Bank, Ltd., TD Bank, N.A. and U.S. Bank National Association as Co-Syndication Agents and Issuing Lenders, Wells Fargo Securities, LLC, as Sustainability Structuring Agent, and Wells Fargo Securities, LLC, Citigroup Global Markets Inc., BOFA Securities, Inc., MUFG Bank, Ltd., TD Securities (USA) LLC and U.S. Bank National Association as Joint Lead Arrangers and Joint Bookrunners. (Exhibit 10.1 to Evergy's Form 8-K filed on August 31, 2021).	Evergy Evergy Metro Evergy Kansas Central

10.32	*	First Amendment to Amended and Restated Credit Agreement, dated as of June 2, 2023, by and among Evergy, Inc., Evergy Metro, Inc., Evergy Missouri West, Inc., and Evergy Kansas Central, Inc., as Borrowers, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (Exhibit 10.1 to Evergy's Form 8-K filed on June 2, 2023).	Evergy Evergy Metro Evergy Kansas Central
10.33	*	Term Loan Credit Agreement dated as of February 25, 2022, by and among Evergy, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the lenders referred to therein. (Exhibit 10.1 to Evergy's Form 8-K on February 28, 2022).	Evergy
10.34	*	First Amendment to Term Loan Credit Agreement, dated as of February 23, 2023, by and among Evergy, Inc., Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (Exhibit 10.1 to Evergy's Form 8-K filed on February 27, 2023).	Evergy
10.35	*	Second Amendment to Term Loan Credit Agreement, dated as of November 29, 2023, by and among Evergy, Inc. Wells Fargo Bank, National association, as administrative agent, and the lenders party thereto (Exhibit 10.1 to Evergy's Form 8-K filed on December 4, 2023).	Evergy
10.36	*	Term Loan Credit Agreement, dated as of February 11, 2026, between Evergy, Inc. and Wells Fargo Bank, N.A., as administrative agent and the lenders party thereto (Exhibit 10.1 to Evergy's Form 8-K filed on February 11, 2026).	Evergy
10.37	*	Guaranty Agreement, dated April 20, 2021, issued by Evergy in favor of the holders of Evergy Missouri West, Inc.'s 2.86% Senior Notes due 2031, 3.01% Senior Notes due 2033 and 3.21% Senior Notes due 2033 (Exhibit 10.1 to Evergy's Current Report on Form 8-K filed on April 20, 2021).	Evergy
10.38	*	Guaranty Agreement, dated April 20, 2021, issued by Evergy, Inc. in favor of the holders of Evergy Missouri West, Inc.'s 3.49% Senior Notes due 2025, 4.06% Senior Notes due 2033 and 4.74% Senior Notes due 2043 (Exhibit 10.2 to Evergy's Form 8-K filed on April 20, 2021).	Evergy
10.39	*	Cooperation Agreement, dated February 25, 2021, by and between Evergy, Inc. and Bluescape Energy Partners, LLC (Exhibit 10.1 to Evergy's Form 8-K filed on February 26, 2021).	Evergy
10.40	*	Securities Purchase Agreement, dated February 25, 2021, by and between Evergy, Inc. and BEP Special Situations V LLC. (Exhibit 10.2 to Evergy's Form 8-K filed on February 26, 2021).	Evergy
10.41	*	Registration Rights Agreement, dated April 14, 2021, by and between Evergy, Inc. and BEP Special Situations V LLC. (Exhibit 10.1 to Evergy's Form 8-K filed on April 14, 2021.	Evergy
19.1	*	Evergy, Inc. and Subsidiaries Securities Trading Policy (Exhibit 19.1 to Evergy, Inc.'s Form 10-K for the fiscal year ended December 31, 2024)	Evergy Evergy Metro Evergy Kansas Central

21.1		List of Subsidiaries.	Evergy Evergy Kansas Central
23.1		Consent of Independent Registered Public Accounting Firm.	Evergy
23.2		Consent of Independent Registered Public Accounting Firm.	Evergy Metro
23.3		Consent of Independent Registered Public Accounting Firm.	Evergy Kansas Central
24.1		Powers of Attorney.	Evergy
24.2		Powers of Attorney.	Evergy Kansas Central
24.3		Powers of Attorney.	Evergy Metro
31.1		Rule 13a-14(a)/15d-14(a) Certification of David A. Campbell.	Evergy
31.2		Rule 13a-14(a)/15d-14(a) Certification of W. Bryan Buckler.	Evergy
31.3		Rule 13a-14(a)/15d-14(a) Certification of David A. Campbell.	Evergy Metro
31.4		Rule 13a-14(a)/15d-14(a) Certification of W. Bryan Buckler.	Evergy Metro
31.5		Rule 13a-14(a)/15d-14(a) Certification of David A. Campbell.	Evergy Kansas Central
31.6		Rule 13a-14(a)/15d-14(a) Certification of W. Bryan Buckler.	Evergy Kansas Central
32.1	**	Section 1350 Certifications.	Evergy
32.2	**	Section 1350 Certifications.	Evergy Metro
32.3	**	Section 1350 Certifications.	Evergy Kansas Central
97	*	Evergy, Inc. Compensation Recoupment (Mandatory Clawback) Policy effective as of October 31, 2023 (Exhibit 97 to Evergy's Form 10-K for the fiscal year ended December 31, 2023).	Evergy
101.INS	***	XBRL Instance Document.	n/a
101.SCH		Inline XBRL Taxonomy Extension Schema Document.	Evergy Evergy Metro Evergy Kansas Central
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document.	Evergy Evergy Metro Evergy Kansas Central

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	Evergy Evergy Metro Evergy Kansas Central
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.	Evergy Evergy Metro Evergy Kansas Central
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	Evergy Evergy Metro Evergy Kansas Central
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	Evergy Evergy Metro Evergy Kansas Central

* Filed with the SEC as exhibits to prior SEC filings and are incorporated herein by reference and made a part hereof. The SEC filings and the exhibit number of the documents so filed, and incorporated herein by reference, are stated in parenthesis in the description of such exhibit.

** Furnished and shall not be deemed filed for the purpose of Section 18 of the Exchange Act. Such document shall not be incorporated by reference into any registration statement or other document pursuant to the Exchange Act or the Securities Act of 1933, as amended, unless otherwise indicated in such registration statement or other document.

*** The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

+ Indicates management contract or compensatory plan or arrangement.

Copies of any of the exhibits filed with the SEC in connection with this report may be obtained from the applicable registrant upon written request. The registrants agree to furnish to the SEC upon request any instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of total assets of such registrant and its subsidiaries on a consolidated basis.

Schedule I - Parent Company Financial Statements

EVERGY, INC.

Statements of Comprehensive Income of Parent Company

		2025		2024		2023
				(millions)		
OPERATING EXPENSES:						
Operating and maintenance	$	11.8	$	12.0	$	6.2
Total Operating Expenses		11.8		12.0		6.2
INCOME FROM OPERATIONS		(11.8)		(12.0)		(6.2)
OTHER INCOME (EXPENSE)						
Equity in earnings from subsidiaries		980.5		965.8		804.7
Investment earnings		0.2		16.7		0.5
Other expense		(2.4)		—		(0.1)
Total Other Income, Net		978.3		982.5		805.1
Interest expense		147.5		124.8		91.6
INCOME BEFORE INCOME TAXES		819.0		845.7		707.3
Income tax benefit		(36.6)		(25.9)		(22.1)
NET INCOME	$	855.6	$	871.6	$	729.4
COMPREHENSIVE INCOME						
NET INCOME	$	855.6	$	871.6	$	729.4
OTHER COMPREHENSIVE INCOME						
Derivative hedging activity						
Gain on derivative hedging instruments		0.6		—		—
Income tax expense		(0.1)		—		—
Net gain on derivative hedging instruments		0.5		—		—
Reclassification to expenses, net of taxes		5.4		5.4		5.4
Derivative hedging activity, net of tax		5.9		5.4		5.4
Other comprehensive income (loss) from subsidiaries, net		(0.1)		0.4		(0.5)
Total other comprehensive income		5.8		5.8		4.9
COMPREHENSIVE INCOME	$	861.4	$	877.4	$	734.3

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

EVERGY, INC.

Balance Sheets of Parent Company

ASSETS		December 31		
		2025		2024
		(millions, except share amounts)		
CURRENT ASSETS:				
Cash and cash equivalents	$	**0.2**	$	0.1
Accounts receivable from subsidiaries		**54.2**		58.4
Notes receivable from subsidiaries		**0.6**		0.6
Income taxes receivable		**16.3**		15.5
Prepaid expenses and other assets		**1.9**		3.0
Total Current Assets		**73.2**		77.6
OTHER ASSETS:				
Investment in subsidiaries		**13,368.6**		12,523.4
Deferred income taxes		**10.9**		13.3
Other		**2.4**		1.6
Total Other Assets		**13,381.9**		12,538.3
TOTAL ASSETS	$	**13,455.1**	$	12,615.9
LIABILITIES AND EQUITY				
CURRENT LIABILITIES:				
Commercial paper	$	**500.2**	$	75.4
Accounts payable to subsidiaries		**27.8**		30.8
Accrued interest		**12.3**		12.0
Other		**5.5**		6.0
Total Current Liabilities		**545.8**		124.2
LONG-TERM LIABILITIES:				
Long-term debt, net		**2,680.0**		2,674.1
Other		**8.0**		9.8
Total Long-Term Liabilities		**2,688.0**		2,683.9
Commitments and Contingencies (Note 15)				
EQUITY:				
Evergy, Inc. Shareholders' Equity:				
Common stock - 600,000,000 shares authorized, without par value, 230,262,674 and 229,983,615 shares issued		**7,273.1**		7,229.1
Retained earnings		**2,966.2**		2,602.5
Accumulated other comprehensive loss		**(18.0)**		(23.8)
Total Shareholders' Equity		**10,221.3**		9,807.8
TOTAL LIABILITIES AND EQUITY	$	**13,455.1**		12,615.9

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

EVERGY, INC.
Statements of Cash Flows of Parent Company

		2025		2024		2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			(millions)			
Net income	$	855.6	$	871.6	$	729.4
Adjustments to reconcile income to net cash from operating activities:						
Non-cash compensation		20.7		15.3		17.7
Net deferred income taxes and credits		0.7		(0.1)		1.1
Equity in earnings from subsidiaries		(980.5)		(965.8)		(804.7)
Other		7.0		7.0		7.0
Changes in working capital items:						
Accounts receivable from subsidiaries		4.2		0.1		(14.2)
Income taxes receivable		(0.8)		(4.3)		(5.3)
Prepaid expenses and other current assets		1.0		(2.3)		1.5
Accounts payable to subsidiaries		(3.0)		—		11.0
Accrued interest		0.3		(4.7)		4.1
Other current liabilities		0.4		(0.3)		(1.9)
Cash dividends from subsidiaries		250.0		313.0		325.0
Changes in other assets		—		0.1		(0.8)
Changes in other liabilities		3.0		3.7		(2.9)
Cash Flows from Operating Activities		158.6		233.3		267.0
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Repayment of intercompany note		—		—		1.4
Net money pool lending		—		604.0		(574.5)
Proceeds from return of investments		34.8		—		—
Equity contribution		(2.4)		(3.1)		—
Cash Flows from (used in) Investing Activities		32.4		600.9		(573.1)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Short term debt, net		424.8		75.4		(0.5)
Repayment of term loan facility		—		—		(500.0)
Proceeds from long-term debt		—		493.3		1,379.1
Retirements of long-term debt		—		(800.0)		—
Cash dividends paid		(613.1)		(596.7)		(569.6)
Issuance of common stock		1.1		—		—
Other financing activities		(3.7)		(6.1)		(3.3)
Cash Flows (used in) from Financing Activities		(190.9)		(834.1)		305.7
NET CHANGE IN CASH AND CASH EQUIVALENTS		0.1		0.1		(0.4)
CASH AND CASH EQUIVALENTS:						
Beginning of period		0.1		—		0.4
End of period	$	0.2	$	0.1	$	—

The accompanying Notes to Financial Statements of Parent Company are an integral part of these statements.

EVERGY, INC.
NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY

The Evergy, Inc. Notes to Consolidated Financial Statements in Part II, Item 8 should be read in conjunction with the Evergy, Inc. Parent Company Financial Statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

The Evergy, Inc. Parent Company Financial Statements have been prepared to comply with Rule 12-04 of Regulation S-X.

Evergy, Inc. is a public holding company incorporated in 2017 and headquartered in Kansas City, Missouri. Evergy, Inc. operates primarily through the following wholly-owned direct subsidiaries listed below.

- Evergy Kansas Central, Inc. (Evergy Kansas Central) is an integrated, regulated electric utility that provides electricity to customers in the state of Kansas. Evergy Kansas Central has one active wholly-owned subsidiary with significant operations, Evergy Kansas South, Inc. (Evergy Kansas South).
- Evergy Metro, Inc. (Evergy Metro) is an integrated, regulated electric utility that provides electricity to customers in the states of Missouri and Kansas.
- Evergy Missouri West, Inc. (Evergy Missouri West) is an integrated, regulated electric utility that provides electricity to customers in the state of Missouri.

Evergy, Inc.'s investments in subsidiaries are accounted for using the equity method. Fair value adjustments and goodwill related to the assets and liabilities acquired in the merger that created Evergy, Inc. are included in Evergy, Inc.'s Parent Company Financial Statements as of December 31, 2025 and for the year ended December 31, 2025. See Note 1 to the consolidated financial statement for additional information.

2. LONG-TERM DEBT

See Note 12 to the consolidated financial statements for additional information on Evergy, Inc.'s long-term debt.

3. GUARANTEES

See Note 16 to the consolidated financial statements for additional information regarding Evergy, Inc.'s guarantees.

4. DIVIDENDS

Cash dividends paid to Evergy, Inc. by its subsidiaries were $250.0 million for the year ended December 31, 2025, $313.0 million for the year ended December 31, 2024 and $325.0 million for the year ended December 31, 2023. See Note 18 to the consolidated financial statements for information regarding the dividend restrictions of Evergy, Inc. and its subsidiaries.

Schedule II - Valuation and Qualifying Accounts and Reserves

Evergy, Inc.
Valuation and Qualifying Accounts
Years Ended December 31, 2025, 2024 and 2023

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts	Deductions	Balance At End Of Period
Year Ended December 31, 2025			(millions)		
Allowance for uncollectible accounts	$ 15.7	$ 20.4	$ 11.6 [(a)]	$ 32.4 [(b)]	$ 15.3
Tax valuation allowance	6.9	1.0	—	0.7 [(c)]	7.2
Year Ended December 31, 2024					
Allowance for uncollectible accounts	$ 24.2	$ 11.7	$ 12.3 [(a)]	$ 32.5 [(b)]	$ 15.7
Tax valuation allowance	14.8	0.6	—	8.5 [(c)]	6.9
Year Ended December 31, 2023					
Allowance for uncollectible accounts	$ 31.4	$ 15.4	$ 10.7 [(a)]	$ 33.3 [(b)]	$ 24.2
Tax valuation allowance	12.8	3.5	—	1.5 [(c)]	14.8

[(a)] Recoveries.
[(b)] Uncollectible accounts charged off.
[(c)] Reversal of tax valuation allowance.

Evergy Kansas Central, Inc.
Valuation and Qualifying Accounts
Years Ended December 31, 2025, 2024 and 2023

Description	Balance At Beginning Of Period	Additions: Charged To Costs And Expenses	Additions: Charged To Other Accounts	Deductions	Balance At End Of Period
Year Ended December 31, 2025			(millions)		
Allowance for uncollectible accounts	$ 7.8	$ 10.4	$ 4.7 [(a)]	$ 15.6 [(b)]	$ 7.3
Tax valuation allowance	2.7	—	—	—	2.7
Year Ended December 31, 2024					
Allowance for uncollectible accounts	$ 11.6	$ 6.6	$ 5.2 [(a)]	$ 15.6 [(b)]	$ 7.8
Tax valuation allowance	2.7	—	—	—	2.7
Year Ended December 31, 2023					
Allowance for uncollectible accounts	$ 16.9	$ 7.7	$ 4.7 [(a)]	$ 17.7 [(b)]	$ 11.6
Tax valuation allowance	—	2.7	—	—	2.7

[(a)] Recoveries.
[(b)] Uncollectible accounts charged off.

Evergy Metro, Inc.
Valuation and Qualifying Accounts
Years Ended December 31, 2025, 2024 and 2023

		Additions			
Description	Balance At Beginning Of Period	Charged To Costs And Expenses	Charged To Other Accounts	Deductions	Balance At End Of Period
Year Ended December 31, 2025			(millions)		
Allowance for uncollectible accounts	$ 5.8	$ 6.8	$ 4.9 [a]	$ 11.8 [b]	$ 5.7
Year Ended December 31, 2024					
Allowance for uncollectible accounts	$ 7.9	$ 4.5	$ 5.0 [a]	$ 11.6 [b]	$ 5.8
Year Ended December 31, 2023					
Allowance for uncollectible accounts	$ 9.3	$ 5.0	$ 4.1 [a]	$ 10.5 [b]	$ 7.9

[a] Recoveries.
[b] Uncollectible accounts charged off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVERGY, INC.

Date: February 18, 2026   By: /s/ David A. Campbell
                                           David A. Campbell
                                           Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Campbell David A. Campbell	Chairman, President and Chief Executive Officer (Principal Executive Officer)	))
/s/ W. Bryan Buckler W. Bryan Buckler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	))
/s/ Matt Gummig Matt Gummig	Vice President and Chief Accounting Officer (Principal Accounting Officer)	))
B. Anthony Isaac*	Director	)
Paul M. Keglevic*	Director	)
Mary L. Landrieu*	Director	) February 18, 2026
Sandra A.J. Lawrence*	Director	)
Ann D. Murtlow*	Director	)
Dean A. Newton*	Director	)
Sandra J. Price*	Director	)
Jonathan D. Roth*	Director	)
James Scarola*	Director	)
Neal A. Sharma*	Director	)
C. John Wilder*	Director	)

*By   /s/ David A. Campbell
       David A. Campbell
       Attorney-in-Fact*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVERGY KANSAS CENTRAL, INC.

Date: February 18, 2026
By: /s/ David A. Campbell
David A. Campbell
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Campbell David A. Campbell	Chairman, President and Chief Executive Officer (Principal Executive Officer)	))
/s/ W. Bryan Buckler W. Bryan Buckler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	))
/s/ Matt Gummig Matt Gummig	Vice President and Chief Accounting Officer (Principal Accounting Officer)	))
B. Anthony Isaac*	Director	)
Paul M. Keglevic*	Director	)
Mary L. Landrieu*	Director	) February 18, 2026
Sandra A.J. Lawrence*	Director	)
Ann D. Murtlow*	Director	)
Dean A. Newton*	Director	)
Sandra J. Price*	Director	)
Jonathan D. Roth*	Director	)
James Scarola*	Director	)
Neal A. Sharma*	Director	)
C. John Wilder*	Director	)

*By: /s/ David A. Campbell
David A. Campbell
Attorney-in-Fact*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVERGY METRO, INC.

Date: February 18, 2026

By: /s/ David A. Campbell

David A. Campbell

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Campbell David A. Campbell	Chairman, President and Chief Executive Officer (Principal Executive Officer)	))
/s/ W. Bryan Buckler W. Bryan Buckler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	))
/s/ Matt Gummig Matt Gummig	Vice President and Chief Accounting Officer (Principal Accounting Officer)	))
B. Anthony Isaac*	Director	)
Paul M. Keglevic*	Director	)
Mary L. Landrieu*	Director	)
Sandra A.J. Lawrence*	Director	)
Ann D. Murtlow*	Director	) February 18, 2026
Dean A. Newton*	Director	)
Sandra J. Price*	Director	)
Jonathan D. Roth*	Director	)
James Scarola*	Director	)
Neal A. Sharma*	Director	)
C. John Wilder*	Director	)

*By   /s/ David A. Campbell

David A. Campbell

Attorney-in-Fact*

Shareholder Information

EVERGY, INC. FORM 10-K
Evergy, Inc.'s 2025 annual report on form 10-K filed with the Securities and Exchange Commission can be found on the Investor Relations section of our website at **investors.evergy.com**

The 10-K is available at no charge upon written request to:
    Corporate Secretary
    Evergy, Inc.
    P.O. Box 418679
    Kansas City, MO 64141-9679

MARKET INFORMATION
Evergy, Inc. common stock is traded on the Nasdaq exchange under the ticker symbol "EVRG". On February 19, 2026, Evergy, Inc. had 230,283,732 shares of common stock outstanding.

WEBSITE
The Investor Relations section of our website, **investors.evergy.com,** includes our SEC filings, news releases, stock quotes, community and environmental initiatives, and information of general interest to investors.

The website's Corporate Governance section includes Documents & Charters and Committee Compostion for the Board of Directors. These documents are available at no charge upon written request to the Corporate Secretary.

FINANCIAL COMMUNITY INQUIRIES
Securities analysts and investment professionals seeking information about Evergy, Inc. may contact Investor Relations at 800-245-5275.

COMMON STOCK DIVIDEND

Quarter	2025	2024
First	$0.6675	$0.6425
Second	$0.6675	$0.6425
Third	$0.6675	$0.6425
Fourth	$0.6950	$0.6675

TWO-YEAR COMMON STOCK HISTORY

Quarter	2025 High	2025 Low	2024 High	2024 Low
First	$69.52	$59.90	$54.21	$48.62
Second	$69.64	$64.06	$55.74	$49.56
Third	$76.02	$67.73	$62.01	$52.46
Fourth	$78.73	$72.43	$65.00	$59.06

ANNUAL MEETING OF SHAREHOLDERS
Evergy, Inc.'s annual meeting of shareholders will be held at 10:00 a.m. Central, May 5, 2026 virtually, via a live audio webcast at **virtualshareholdermeeting.com/EVRG2026**.

REGISTERED SHAREHOLDER INQUIRIES & TRANSFER AGENT STOCK REGISTRANT
For account information or assistance, including change of address, stock transfer, dividend payments, duplicate accounts, or to report a lost certificate, please contact our transfer agent, Computershare at:
    Computershare Trust Company, N.A.
    P.O. Box 43006
    Providence, RI 02940-3006
    Telephone: 866-239-8177



Evergy, Inc.
P.O. Box 418679
Kansas City, Missouri
64141-9679

